ANNUAL REPORT

2014

LEADING INTEGRATED PROTEIN PROVIDER



VALUE ADDED PROCESSING

2.3

million end consumer meals per day in 2014

FEED

1.3

million end consumer meals per day in 2014

FARMING

5.9

million end consumer meals per day in 2014

LEADING THE BLUE REVOLUTION

01

PART


Operations in 23 countries
7,422 employees
Operations in 1 country
68 employees
FEED
FARMING
SALES AND MARKETING
Operations in 6 countries
4,138 employees

We aim to capitalize on our integrated value chain in order to achieve our ambition to become a worldleading, integrated producer of seafood protein

A LEADING INTEGRATED PROTEIN PROVIDER

CONTENT

KEY FIGURES

(NOK MILLION)	2014	2013	2012	2011	2010
Revenue and other income	25 531.3	19 199.4	15 463.5	16 132.8	15 281.2
Harvest volume of salmonids (GWE), tonnes	418 873	343 772	392 306	342 820	295 010
Operational EBITDA	5 220.8	3 974.9	1 320.6	3 384.0	3 844.3
Operational EBIT	4 254.0	3 212.4	643.4	2 717.3	3 191.3
EBIT	3 633.4	4 661.8	968.7	1 209.5	4 461.3
Operational EBIT (NOK per kilogram harvested salmonid)	10.16	9.34	1.64	7.93	10.82
Profit or loss for the year	939.5	2 522.5	412.6	1 121.2	3 108.4
Cash flow from operations	3 944.2	2 023.0	1 552.9	2 798.0	2 569.1
Gross investments	1 760.7	1 967.6	732.9	1 054.9	986.5
Total assets	36 974.3	33 727.7	23 317.4	22 788.6	23 527.9
Net interest-bearing debt	9 267.9	7 790.7	5 381.0	6 467.3	5 218.1
Earnings per share (NOK) - basic	2.28	6.66	1.14	3.12	8.61
Underlying earnings per share (NOK)	7.01	5.32	0.63	4.88	5.84
Net cash flow per share (NOK)	6.65	-0.38	2.55	4.41	4.16
Dividend per share (NOK)	8.30	2.25	-	8.00	6.00
ROCE %	20.2%	18.5%	3.9%	16.7%	20.4%
Equity %	39.8%	48.5%	50.1%	47.6%	53.4%
Number of employees at year-end (FTE)	11 715	10 676	6 389	6 324	6 148

2009	2008	2007	2006
14 619.5	13 486.9	14 091.5	5 640.5
327 100	326 623	339 848	107 813
2 211.3	1 298.9	1 476.1	1 145.1
1 523.6	613.6	684.3	839.6
1 347.7	-1 479.8	192.1	861.9
4.66	1.88	2.01	7.79
1 302.2	-2 852.0	5.1	1 853.8
2 360.0	1 498.6	973.0	518.5
643.3	791.7	697.9	294.7
20 389.3	22 736.4	23 183.0	27 857.7
5 075.0	7 740.6	6 743.5	7 398.6
3.7	-8.2	0.1	5.7
3.1	0.8	1.2	1.7
3.9	0.8	0.6	-0.3
-	-	0.95	-
5.9%	-7.4%	2.4%	6.4%
56.1%	42.3%	53.8%	48.6%
6 012	7 071	8 736	8 248

HARVEST VOLUME SALMONID


14
418 873
13
343 722
12
392 306
11
342 820
10
295 010

(TONNES GWE)

REVENUE AND OTHER INCOME


14
25 531
13
19 199
12
15 464
11
16 133
10
15 282

(NOK MILLION)

OPERATIONAL EBIT


14
4 254
13
3 212
12
643
11
2 717
10
3 191

(NOK MILLION)

MAIN ACHIEVEMENTS


OPERATIONAL EBIT
4,254
NOK MILLION

Record high Operational EBIT

We made an Operational EBIT of NOK 4,254 million in 2014, the highest ever achieved in the Group's history. The main drivers were high salmon prices in the first half of the year, combined with a record high harvest volume totaling 418,873 tonnes gutted weight.


CASH FLOW
3,944
NOK MILLION

Operational growth resulted in good cash flow which enabled dividend

Operating cash flow amounted to NOK 3,944 million in cash flow in 2014, despite the build-up of biomass. Net cash flow from investing activities came to NOK -1,245.9 million. Dividend payments amounted to NOK 3,427 million for the year (NOK 8.30 per share), while NIBD totaled NOK 9,268 million at year end (EUR 1,033 million), which is below the revised debt target of EUR 1,100 million.



Conditional agreement to merge Marine Harvest Chile and AquaChile

In January 2015, a conditional agreement to merge Marine Harvest Chile with AquaChile was entered into. Subject to approval, the merged company will be the second largest salmon company in the world. Marine Harvest will own 42.8% of the new entity, with an option to acquire up to a minimum of 55% after June 15, 2016.


ASSET SALES
122.5
GBP MILLION

Sale of farming and processing activities on the Shetland and Orkney Islands

The EU approval of our acquisition of Morpol was subject to the divestment of Morpol's freshwater, seawater and processing activities on the Shetland and Orkney Islands. On March 27, 2014, Marine Harvest announced an agreement to divest these operations, as well as additional freshwater assets, to Cooke Aquaculture Inc., at a price of GBP 122.5 million.



Successful startup of own feed production

As planned, commercial deliveries of our own feed to sites in Norway commenced in July 2014. Total feed production in 2014 was more than 120,000 tonnes. Through additional investment, the capacity of the plant has been expanded, as a result of which the self-sufficiency rate for feed in Norway has been increased from 60% to 80%.

Conversion on the EUR 350 million 2018 convertible bond

In March 2015 bondholders representing 99.43% of Marine Harvest's EUR 350 million convertible bond, maturing in 2018, chose to accept a voluntary incentive payment offer to convert early.

New financing at favorable terms

Refinancing of bank facilities

In July 2014, we announced an agreement to refinance our existing bank facilities with a senior secured five-year EUR 555 million multi-currency revolving credit facility. The facility's principal financial covenant is an equity ratio of no less than 35% during the term.

EUR 375 million convertible bond

In April 2014, we issued a convertible bond with a principal amount of EUR 375 million. The bonds have an annual coupon of 0.875%, payable semi-annually, and a conversion premium of 35.0% over the reference price. Unless a prior conversion occurs, the bond will mature in 2019.

Significant reduction in the number of escaped fish

Despite challenging weather conditions, we had no major escape incidents in 2014. The total number of escaped fish was 2,052.

Commitment to environmental responsibility

On February 11, 2014, our first farms were certified according to the Aquaculture Stewardship Council (ASC) salmon standard. During 2014 a total of eight sites were certified in Norway.

Listed on the New York Stock Exchange

Marine Harvest was listed on the New York Stock Exchange on January 28, 2014.

DEAR SHAREHOLDERS



In 2013 we chose "Leading the Blue Revolution" as our vision. Our ambition is to become a world-leading, integrated provider of seafood protein, by capitalizing on our integrated value chain and be the leader in three key areas – salmon feed, salmon farming and in meeting the needs of the market.

Alf-Helge Aarskog
CEO

LEADING THE BLUE REVOLUTION

> *OUR VISION IS:*
> *"LEADING THE BLUE REVOLUTION".*
> *IT REFLECTS OUR DESIRE TO CONTRIBUTE TO INCREASED PRODUCTION OF FOOD FROM THE OCEAN, AS WELL AS OUR AIM TO BE A WORLD-LEADING, INTEGRATED PRODUCER OF SEAFOOD PROTEINS.*

The vision also reflects our desire to offer consumers a healthy and tasty choice.

To guide us on the way towards our vision, the organization has four core values; "Trust", "Share", "Passion" and "Change". Throughout Marine Harvest we strive to live these values. We have also developed a new set of leadership principles that will be implemented during 2015. These principles will help us achieve our strategic targets, by tying leadership to our business goals.

2014 - A YEAR CHARACTERIZED BY GROWTH

Looking back on 2014, we see a year with very good top-line growth and a record high Operational EBIT. We opened our first feed plant, which has successfully contributed to our profitability. Towards the end of the year we strengthened our position in salmon farming with an acquisition in Region XI in Chile. At the beginning of 2015 we also entered into a conditional agreement to merge our operation in Chile with AquaChile. We believe these moves will strengthen the sustainability of the Chilean industry in the long term.

STRONG DEMAND IN AN EVENTFULL YEAR

The year started with a very strong market, but in the second half of the year increased supply and market disruptions had an effect on global prices. Contributing factors were the Russian ban on salmon imports from Norway, Ireland, Scotland and North America as well as huge supply growth from Chile, especially to the American market.

SUCCESSFUL START UP IN FEED

Our new fish feed unit began production in July, 2014. The facility was officially opened by the Minister of Fisheries in Norway on October 15. Efficiency at the plant gradually improved through the year. ***After some additional investments and based on the fourth quarter production results, we believe that this plant can supply up to 80% of our requirement for high quality feed in Norway.*** During the year we acquired a research station in Norway. This is to constantly monitor the quality of the fish feed produced. We have seen very good results, both in terms of feed conversion rates and growth, with our own feed, compared with other commercially available feed types.

Although the environmental pollutants in farmed salmon are far below the levels detected in most wild, fatty fish, we continue to clean all relevant fish oil used in our salmon feed. This means that our salmon has become an even healthier consumer choice.

SETTING THE STAGE FOR FUTURE GROWTH

We continue to invest in new recirculation hatcheries for smolt production. By delivering larger smolt, these facilities will help reduce production time at sea, thereby shortening the farming cycle. During 2014 sea lice and amoebic gill disease (AGD) were challenges in most farming countries, but especially in Norway and Scotland. This led to overall increased costs in the areas affected. Marine Harvest has several research programs underway to improve the situation. Although there are ways of managing the issues, doing so requires coordination and discipline from the entire industry to succeed.

Eight of our sites were certified according to the Aquaculture Stewardship Council (ASC) standard during the year. Our target is to certify all production sites by 2020.

FOCUS ON DOWNSTREAM CONSOLIDATION AND EFFICIENCY

During 2014 we finalized the restructuring of our value added operations, reducing the number of plants in VAP Europe from 13 to eight. During the year we also decided to combine the strength of Morpol, acquired in 2013, and the VAP Europe operations to create one unit called Marine Harvest Consumer Products. This move will assist in our plan to become a leading integrated seafood protein company.

In 2014 we introduced the Mowi brand in Japan to explore a business opportunity identified in consumer test groups. Mowi is the name of our unique strain of fish, specially grown and selected to provide Asian consumers with the very best quality salmon. In Taiwan we continue to develop Supreme Salmon as a brand, and have two concept stores to increase awareness and give inspiration to consumers. In 2014 we also developed the Rebel Fish brand for the American market. The launch has been very successful, and Seafood International ranked Rebel Fish as the second best seafood product launched in 2014. Ducktrap, our smokehouse in Maine, has recently doubled its capacity, and is now the second largest producer of smoked salmon in the US.

GREAT POTENTIAL

Despite geopolitical changes through the year, Marine Harvest is geographically positioned to provide and serve the world with healthy and tasty products, and is in a strong position to take advantage of a growing demand.

We will continue to lead the way in the search for solutions to the biological challenges facing some areas of our production, by reinforcing our R&D efforts. We do not take these challenges lightly. Our commitment to certifying our production units in accordance with the most stringent sustainability standard, the ASC standard, shows our determination to provide the consumer with the best choice of seafood farmed in a sustainable way.

THE MARINE HARVEST HISTORY FROM MOWI TO MARINE HARVEST

1964
Mowi starts working with salmon in Norway

1969
Norsk Hydro takes 50% share capital

1975
Mowi becomes a recognized brand

1983
Mowi buys Golden Sea Products in Scotland and Fanad in Ireland

1985
Norsk Hydro increases its holding to 100%

1990
Hydro Seafood registered June 25. Restructuring and consolidation of the industry starts

1996
Hydro Seafood acquires Frøya holding

1998

Mowi is discontinued as a company name
Hydro Seafood has sites in Norway, Scotland, Ireland

1999

Nutreco acquires the Scottish farming operations started by Unilever under the name Marine Harvest

2000

Nutreco acquires Hydro Seafood. New company name: Marine Harvest

2005

Marine Harvest and Stolt-Sea-farm merges. John Fredriksen acquires Pan Fish.
Pan Fish acquires Fjord Seafood

2006

Pan Fish acquires Marine Harvest

2007

Company name is changed to Marine Harvest

2010

Reorganized into Business Areas Sales and Marketing and Farming

2012

Business Area Feed established

2013

Marine Harvest acquires Morpol

2014

Marine Harvest listed on the New York Stock Exchange

2015

Conditional agreement to merge Marine Harvest Chile and AquaChile

02

PART


70%
Ocean
30%
Land
2%
world's
food supply

Although 70% of our planet is ocean, only approximately 2% of the world's food supply comes from the ocean.

GREAT POTENTIAL

CONTENT

LEADING THE BLUE REVOLUTION

At Marine Harvest, we believe the smart way of supplying a growing world population with healthy, nutritious protein products, is by cultivating the ocean. To lead the "Blue Revolution" our ambition is to be a world-leading, integrated producer of seafood proteins. In order to achieve this, we aim to capitalize on our integrated value chain and be the leader in three key areas – salmon feed, salmon farming and in meeting the needs of the market.


The future is in the ocean


- just beneath the surface

OUR CORPORATE FOUNDATION

Our foundation is based upon the belief that by cultivating the ocean, we can produce healthy, nutritious and affordable food for the wider society. 70% of our planet is water, yet the Food and Agricultural Organization (FAO) estimates that only around 2% of the world's food supply (including farmed and wild-caught fish) comes from the sea. We believe that global consumption of farmed seafood will increase in the future, both in terms of overall volumes and as a percentage of global food supply, for the following reasons:

Global population growth
The global population is expected to grow from over 7.2 billion in 2014 to over nine billion by 2050, resulting in an increased global demand for food - including proteins. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050.

Increasing per capita income in emerging markets
As populations in emerging markets become wealthier, their disposable income and consumption of proteins are expected to increase.

Health benefits of seafood
A diet that includes fish twice a week helps combat obesity, and forms part of a healthy lifestyle, according to dietary guidelines prepared by the US Department of Agriculture and the US Department of Health and Human Services.

Carbon efficiency of aquaculture
We believe that aquaculture can provide healthy proteins in a carbon-efficient way. On the basis of the feed conversion rate, which measures the number of kilograms of feed needed to increase an animal's body weight by 1 kilogram, and edible yield, which measures the percentage of the animal that can be consumed, Atlantic salmon provides a more carbon-efficient source of protein than beef, pork and chicken.

Wild fish supply with limited growth potential
The wild fish supply is not expected to meet the increased demand for fish driven by global population growth. According to the FAO, the wild fish harvest has been relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch has dropped from 17 kilograms per person at its peak in 1988 to 13 kilograms in 2012, a 37-year low (in each case including fish not used for human consumption). In contrast, the output from fish farming has soared from 4.2 kilograms per person per year in the mid-1990s (24 million tonnes) to 9.5 kilograms per person (67 million tonnes) in 2012.

Based on the above, we believe that fish farming is the smart way of securing access to fish proteins at an affordable price for the world's growing population.

> *"ASSUMING THAT ONE PORTION =*
> ***140 GRAMS***
> *OF SALMON FILLET, WE HARVESTED FROM OUR FARMING OPERATIONS 5.9 MILLION MEALS PER DAY IN 2014 COMPARED WITH 1.5 MILLION MEALS PER DAY IN 2006."*

OUR VISION

We have a challenging and ambitious vision – "Leading the Blue Revolution" – that sets direction and outlines possibilities. The possibilities lie in the increased need for protein to supply a growing and increasingly wealthy world population with healthy, sustainably produced food products. We believe the most efficient way to produce more proteins, is by farming the ocean (our direction).

OUR VALUES

Closely linked to our vision are our global values – "Passion", "Change", "Trust" and "Share". These values enlighten and inspire us to act and behave the Marine Harvest way.

- *Passion for the company and product: Passion is the key to our success and how we make a difference.*
- *Change is the new "normal": We are ready for change and work continuously to improve our operations.*
- *Trust is essential in everything we do: Our operations provide safe, delicious and healthy food, and we deliver on our promises.*
- *Share is the backbone of our more than 11,000 employees: We share knowledge and experience, we are open and transparent, and we cooperate with key stakeholders globally.*

LIVING OUR VALUES

TRUST AND SHARE

"Trust" and "share" are vital in everything we do. These values go beyond ensuring that we provide safe, delicious and healthy seafood. It is our commitment to all our stakeholders that we seek an open and transparent dialogue to continuously develop our company and be a leader in the production of protein from the ocean.

We want to be open and transparent about our performance and how we work to improve. We openly report on our progress and set-backs in relation to key performance indicators throughout the year in our reports and presentations.

In order to facilitate our stakeholders' understanding of us, we seek to deliver consistency in our reporting. In situations where we introduce new reporting indicators, we include historic trend figures where these are available.

PASSION

Our employees are passionate and take personal pride in their work and the products we produce. Below are some examples of how our employees show passion in their work:

Passion in Feed
We take pride in the feed we produce, and our bold ambition is to document that Marine Harvest's diets are at the forefront of the industry. We are working to develop seasonal dietary concepts beyond current practice, and we are constantly looking for alternative sources of marine raw materials that do not contribute to the depletion of scarce resources. Both our performance and progress compared to competitors are documented at our feed trial units. Our preliminary results are encouraging, but it will take time and research to develop the optimal diets.

Passion in Farming
We are dedicated to the welfare and health of our fish. A healthy salmon is a high-performing salmon. Our site managers and operators are very competitive and take pride in their performance. In 2014, 58 seawater sites participated in a global performance benchmark (representing 88% of the fish harvested in 2014). The project ranked sites based on growth, feed conversion rates, quality, survival, harvest volume, cost per kilogram produced, number of lice treatments, and Aquaculture Stewardship Council certification.

The number one site in 2014 was Loch Alsh in Scotland. We are also benchmarking the performance of our primary processing sites on a monthly basis. Through these benchmarks, information is shared globally to inspire progress and change.

Passion in Sales and Marketing
We are passionate about our product. We aim to be a leader in quality seafood. We want to be close to our customers and consumers, to understand their needs so that we can develop innovative products to serve them. Passion for our products is further strengthened through the introduction of new brands. In Asia our employees take pride in the Mowi salmon sold in Japan and our Supreme Salmon concept in Taiwan. In America, the introduction of Rebel Fish is building corporate identity and pride, and in Europe the merging of product know-how in former Morpol and Marine Harvest VAP units has contributed to the cross-development of products and markets.

Passion for sustainable production
We take pride in developing new solutions that will help address challenges in salmon farming and processing, and take us a step ahead. This includes our commitment to be 100% certified in accordance with the ASC Salmon standard by 2020, the testing of post-smolt salmon farming in closed contained systems, and the further development of non-medicinal tools for sea lice mitigation.

> *"WE TAKE PRIDE IN THE FEED WE PRODUCE, AND OUR AMBITION IS TO DOCUMENT THAT MARINE HARVEST'S DIETS ARE AT THE FOREFRONT OF THE INDUSTRY WITH REGARDS TO BOTH COST AND FISH PERFORMANCE".*

CHANGE

A revolution does not occur by itself – we have to make it happen. At Marine Harvest change is about challenging existing ways – over and over again. We believe that change is an opportunity. We encourage our staff to try new things, and sometimes we fail. But the important thing is that we learn from it. Below are some examples of "Change" in our operations:

Change in Feed
The introduction of our own feed has brought change to our Norwegian farming operations. Our first commercial batches were not perfect, but one by one we have been able to resolve the startup issues, deliver sustainably produced, high quality feed to our sites, and generate profit for our shareholders.

Change in Farming
Our freshwater operations are undergoing significant changes as we have initiated major freshwater growth and improvement projects in Norway, Scotland and Canada.

Change in Sales and Marketing
Change is a prerequisite to reach our goal of being a leading supplier of quality seafood. Without a continuous process to develop new, innovative products we will not maintain a leading position. Product and process innovation is a risky business, and our experience is that market penetration takes more time than anticipated. This has been the case for most of our recently introduced brands, including Olav's, Sterling, Rebel Fish and Supreme Salmon. We will continue our efforts to develop innovative and healthy protein products, while appreciating that not all of them will be a success.

Change for sustainable production
Our ambition to be a leader with regard to sustainability requires that we examine alternative ways of cultivating the ocean. We have initiated projects to explore closed containment solutions for fish farming, and 2014 saw both successes and failures. Operationally, we experienced good growth, a low feed conversion rate and accumulated losses of less than 1%. However, at a late stage, toxic algae probably entered the tank along with the inlet water. As a result we experienced severe gill damage and losses, which highlights that the introduction of new technology introduces new challenges that must be addressed.


LIVE THE VALUES

OUR LEADERSHIP PRINCIPLES

During 2014 we formalized our leadership principles to strengthen the link between individual management actions and our vision. Our managers are selected to lead from the front, and we want all of them to know what is expected of them. We aim to achieve this by establishing and abiding by a shared set of leadership principles, which should:

- *Strengthen our position as a value-driven, leading and ambitious company*
- *Enhance our ability to undertake sound and efficient decision-making*
- *Develop a leadership trademark, with a strong focus on building corporate culture and identity*
- *Improve the process of recruiting new leaders; and*
- *Reinforce awareness of leadership as a competitive advantage*

Our leadership principles are:

- *Inspire people: we recruit the very best and build talent for the future. We strive to create winning teams and challenge people to succeed.*
- *Make it happen: we challenge existing thinking and promote change and innovation. We encourage people to propose solutions and learn from mistakes.*
- *Live the values: we want our leaders to be role models and build our culture, leaders should show direction and engage with stakeholders.*
- *Think and act: we want our leaders to think and act as if the company was their own, and do what is best for the company having in mind both the short and the long-term picture.*

In 2015, we will introduce these leadership principles in our operations and begin testing management's compliance.

OUR STRATEGY

Our ambition is to be a leading, integrated producer of proteins from the ocean. We aim to be the leader in three key areas – salmon feed, salmon farming and in meeting the needs of the market. By integrating the entire value chain, we can control our products from feed to fork, and be more proactive in addressing challenges related to sustainable feed, farming and value added processing. To accomplish our goals we must:

- *Supply innovative quality products*
- *Secure long-term success by safeguarding our natural capital*
- *Engage with stakeholders in partnerships for improved understanding and development*
- *Continue to integrate upstream and downstream*

SUPPLY INNOVATIVE QUALITY PRODUCTS

In 2014, we continued to strengthen our product innovation and branding efforts, introducing new brands to the market while further developing existing brands. During the Boston Seafood Show, we launched Rebel Fish, a brand that is "breaking the rules" with regards to fish products in the form of ease of preparation and look, and by way of communication. The introduction of the Mowi brand in Japan is another example of a launch of a differentiated product. Mowi salmon offers some functional benefits related to color, firmness and size. However to make it more unique, it also includes emotional benefits related to Mowi being our unique salmon strain, originating from the fierce Vosso river in Norway. For further information about our product development efforts, please refer to the section entitled Product Innovation.

In order to cater to customers and consumers' increased interest in salmon products, we also work to continuously strengthen our customer relationships and strive to achieve seafood category leadership with all our retail customers.

INSPIRE PEOPLE

SECURE LONG-TERM SUCCESS BY SAFEGUARDING OUR NATURAL CAPITAL

Sustainable production is a prerequisite for long-term value creation in salmon farming.

We believe our commitment to the ASC salmon standard and our commitment to the Global Salmon Initiative (GSI) are important initiatives for bringing about change in the industry, and for securing sustainable growth for Marine Harvest.

We will continue to focus on achieving our target of zero-escapes. Improving our training programs and sharing knowledge after every escape incident will help to minimize the potential for human error. Innovations in net materials and designs will also help to make our production systems more resilient against severe weather conditions.

We focus on reducing our carbon footprint by optimizing our energy use throughout our value chain.

Climate change poses a potential challenge to our industry. Fish farming is dependent on thriving aquatic ecosystems, which are particularly vulnerable to the effects of a warming planet. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. As climate change could potentially have a detrimental effect on our industry, it is important that we do our part to help reduce greenhouse gases in the atmosphere, both by providing a more climate friendly protein alternative and by reducing our own emissions. A good example of steps we have taken to reduce our emissions is the use of new technologies in our new feed plant, including the use of Liquified Natural Gas (LNG) both in vessels and at the plant.

ENGAGE WITH STAKEHOLDERS IN PARTNERSHIPS FOR IMPROVED UNDERSTANDING AND DEVELOPMENT

We believe the farming of safe, healthy and sustainably produced fish is our way forward. For this reason we actively engage in partnerships with key industry and stakeholder groups to exchange ideas and improve our performance. These include the Global Salmon Initiative (GSI) for greater industry cooperation and continuous progress on industry sustainability challenges, and our commitment to have 100% of our farms meet the Aquaculture Stewardship Council (ASC) standard by 2020.

We actively seek to develop our cooperation with WWF Norway and other organizations in order to improve fact-based understanding of the aquaculture industry. We believe this approach is appreciated by the organizations we work with. For example, Lars H. Andresen of WWF Norway stated: "With 70% of global salmon production the Global Salmon Initiative (GSI) plays a major role in securing ASC certification and by that responsible salmon farming. Results from 2014 show that the commitment from GSI to certify all salmon production by 2020 is initiated.

> *THROUGH THEIR MEMBERSHIP IN GSI, MARINE HARVEST HAS TAKEN THE LEADERSHIP IN THE ASC CERTIFICATION PROCESS AND RESULTS SHOW RESPONSIBILITY TOWARDS THE GLOBAL AQUACULTURE INDUSTRY."*

We are committed to cooperating fully with the communities in which we operate, appreciating that these communities may be as dependent on us as we are on them. For more information about how we work with local communities, please refer to the People section of this report.

THINK AND ACT

UPSTREAM AND DOWNSTREAM INTEGRATION

We refer to activities which occur after farming (i.e., secondary processing) as downstream operations and activities occurring prior to farming (i.e., feed production) as upstream operations. Our integrated production helps us stabilize costs, control the quality of our products and improve efficiency. Over time, upstream and downstream integration is expected to result in more stable earnings and unlock future growth. We expect to be less exposed to the cyclical nature of salmon prices, and be better able to control the quality of our products. During 2014, capital was re-invested to support the development of our three pillars: Feed, Farming and Sales and Marketing.

Upstream

In June 2014, trial production started at our new feed plant in Norway, with commercial production commencing in July. Total production in 2014 was more than 120, 000 tonnes. Through additional investments in storage capacity and de-bottlenecking, the capacity of the plant has been expanded from 220,000 tonnes per year to 275,000 tonnes per year. The capacity increase corresponds to an increase in the self-sufficiency of feed in Norway from 60% to 80%. We have started looking for land to build additional feed capacity in other regions of the world to further strengthen our integrated operations.

Farming

We have said for some time that we may pursue selective mergers or acquisitions in Norway and Chile to increase our share of global salmon production, and in January 2015 we announced our intention to merge our Chilean operations with the activities of Empresas AquaChile SA. Upon completion of the merger, we will own 42.8% of the combined entity with an option to increase our shareholding to at least 55% after June 15, 2016. The new, merged entity will be the second largest salmon farming company in the world, measured by volume after Marine Harvest. The merger is in line with our strategy of forming a world-leading, integrated protein group, and we expect it to provide operational benefits, improve and stabilize the Group's long-term earnings, and improve the sustainability of the Chilean salmon industry.

Downstream

In June 2014, we announced the launch of Marine Harvest Consumer Products – the new combined Business Unit of Morpol and Marine Harvest VAP Europe. Through integration, we aim to be better able to meet consumers' needs for seafood, and offer a dedicated, single point of contact to serve them.

OUR GUIDING PRINCIPLES

Our four guiding principles underpin our vision. The principles guide our behavior in a balanced way. Growth must be sustainable from an environmental, social and financial perspective. We need good financial results to drive the sustainable development of our operations. This interdependency is the foundation for our four equally important guiding principles: "Profit", "Planet", "Product" and "People". Balancing the four principles is a prerequisite for Leading the Blue Revolution.

- *Profit: Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way that maintains the aquatic environment and respects the needs of the wider society.*
- *Planet: Our operations and our long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.*
- *Product: We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.*
- *People: Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities.*

TURNING CHALLENGES INTO OPPORTUNITIES

Aquaculture is changing the seafood industry. To lead the Blue Revolution, we must devise new solutions and continuously challenge our existing ways – over and over again. With our dedicated and knowledgeable people, we believe our efforts will deliver long-term financial results the Marine Harvest Way.


MAKE IT
HAPPEN





FROM VISION TO ACTION



VISION
LEADING THE BLUE REVOLUTION
VALUES
PASSION
CHANGE
TRUST
SHARE
STRATEGY
– LEADING INTEGRATED PROTEIN PROVIDER
Suppliers
Feed
Farming/ Primary Processing
Secondary Processing
Customers
KEY INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY INTERACTIONS
LEADERSHIP PRINCIPLES
INSPIRE PEOPLE
MAKE IT HAPPEN
LIVE THE VALUES
THINK AND ACT
GUIDING PRINCIPLES
PROFIT
PLANET
PRODUCT
PEOPLE
SUPPLIERS
EMPLOYEES
INVESTORS
LOCAL COMMUNITIES
NON-GOVERNMENTAL ORGANIZATIONS
REGULATORS
CUSTOMERS

THE MARINE HARVEST WAY

Financial results are created through interaction between people, the natural environment and technology. Our goal is to find an optimal combination of these elements to create long-term results, whilst understanding that our growth must be sustainable from all perspectives: environmental, social and financial. In order to achieve our goal, we have developed the "Marine Harvest Way".


marineharvest
Warren



THE MARINE HARVEST WAY

VISION – LEADING THE BLUE REVOLUTION
Direction and possibilities

CODE OF CONDUCT
What we do and say every day - a personal commitment by all employees and a prerequisite for delivering on our global value, Trust

GLOBAL VALUES – PASSION, CHANGE, TRUST AND SHARE
What inspires us to act in the right way - enablers for reaching our goals

LEADERSHIP PRINCIPLES – INSPIRE PEOPLE, MAKE IT HAPPEN, LIVE THE VALUES, THINK AND ACT
What we expect from our leaders

GLOBAL POLICIES
Our system of principles to guide decisions and achieve goals

GUIDING PRINCIPLES – PROFIT, PLANET, PRODUCT AND PEOPLE
The overarching framework within which we prioritize our efforts. Our selection of priority areas is based on an understanding that sustained growth over time can only be achieved by balancing all material aspects i.e. environmental, social and financial. To this end we have performed what we call a "materiality analysis".

IDENTIFYING MATERIAL ISSUES

The materiality analysis allows us to take a close and considered look at the sustainability issues that are deemed critical for Marine Harvest and our stakeholders, in that they could significantly affect our ability to execute our business strategy. The materiality analysis highlights areas of both opportunity and risk. The results of the analysis define our sustainability priorities and direct our R&D efforts.

Our stakeholders include a wide range of groups and individuals that impact our operations and that are affected by our actions. In our assessment we have evaluated how our business affects the different stakeholder groups, which issues are of the highest importance to them and to what extent these stakeholders have a significant interest in the development of Marine Harvest.

In order to differentiate material aspects from other important factors, we strive continuously to improve our insight into the concerns of the different stakeholder groups. Through open and transparent dialogue, we are able to take more informed decisions and provide stakeholders with insight into our operations and approaches.

In conducting our materiality analysis, we began with a comprehensive evaluation of stakeholder concerns. First, we assessed the potential strategic impact and significance of each area of concern (aspect). Then each aspect was assessed and ranked according to the significance of its potential impact, and the significance of related business risks/challenges and opportunities.

The materiality assessment was conducted by our Group Management Team, with input from other key resources, in accordance with the Global Reporting Initiative's G4 guidelines. The resulting materiality matrix combines the stakeholders' level of engagement and strategic matters of concern, and depicts the relative reporting priority of sustainability aspects. The only significant change to the material aspects reported on in the 2013 report is the removal of "Delivering Trust" as an aspect. Since "Trust" is one of our four global values, and "Living our values" is one of our newly introduced leadership principles, delivering trust is discussed in the section Leading the Blue Revolution.

We are working continuously to refine our materiality analysis and welcome feedback from all stakeholders.

MATERIALITY ASSESSMENT


IMPORTANT ASPECT
MATERIAL ASPECT
IMPORTANT — IMPORTANCE FOR STAKEHOLDERS — MATERIAL
Lice management
Safe seafood
Medicine use
Taking the lead
Escape prevention
Ethical business conduct
Nutrient release
Healthy seafood
HSE
R&D
Sustainable feed
Export value
Quality seafood
Employee rights and working conditions
Climate friendly food production
Value generation in local communities
Fish health/welfare
Diversity in the workforce
Chemical use
Reliable customer services
Product innovation
Resource efficient processing
Corporate Governance
Supply management
Responsible use of land resources
IMPORTANT — IMPORTANCE FOR MARINE HARVEST — MATERIAL

Assessment of material issues in accordance with the Global Reporting Initiative G4 guidelines. All aspects in the matrix are elements of importance to us and/or our stakeholder, but aspects placed higher and to the right in the matrix are considered to be more material from a reporting point of view. The material aspects are marked with red dots in the chart. The assessment is not science based.

THE INTERNAL AND EXTERNAL IMPACT OF OUR MATERIAL SUSTAINABILITY ASPECTS

The aspects identified as material have environmental, social and economic impacts within the Group, outside our organization, or both. The table below outlines the internal and external impacts of these material aspects.

THE IMPACT OF MATERIAL ASPECTS (ASPECT BOUNDARIES)

GUIDING PRINCIPLE	MATERIAL ASPECT	INTERNAL IMPACTS (WITHIN MARINE HARVEST)	EXTERNAL IMPACTS (OUTSIDE MARINE HARVEST)	REPORTING ON OUR EFFORTS AND RESULTS
All	Research and development	Contributes to improving production efficiency, fish health and technical innovation.	More sustainable solutions will positively impact the environment, communities and customers.	Page 28
Planet	Climate-friendly food production (the global picture)	Potential impacts on farming conditions in the long term. Potential positive impacts through production efficiency.	Contributes to combating climate change.	Page 53
Planet	Escape prevention	Directly impacts cost levels resulting from the loss of assets.	Potential impacts on nearby wildlife such as wild salmon.	Page 57
Planet	Fish health/welfare	Impacts the welfare, survival and quality of fish and thereby also cost levels and profitability.	Disease at our farms may impact wildlife or other farms in the region.	Page 59
Planet	Sea lice management	Impacts fish health, the quality of the fish and survival (lice treatment losses), thereby also cost levels and profitability.	Potential impacts on surrounding wildlife, in particular wild salmon species and crustaceans.	Page 61
Planet	Medicine use	Impacts fish health and survival, and may also impact product quality, costs and profitability.	Potential impacts on product quality (e.g. vaccine damage) and surrounding wildlife.	Page 64
Planet	Biodiversity	Could impact the ecological balance of our operational environment and thereby costs and profitability. Biodiversity is important to sustain the ecosystems that support the environment where we operate.	Aspects such as lice load, medicine treatments, escapes and nutrient release could impact biodiversity.	Page 65
Planet	Sustainable feed	Impacts the long-term accessibility of raw materials and potentially impacts nutrient content and the quality of the product.	Impacts biodiversity, the quality and nutritional value of the product at end use.	Page 67
Product	Product innovation	May contribute to competitiveness, and a leading position.	Contributes to customer safety, nutrition, choice and satisfaction.	Page 75
Product	Reliable customer services	Unless we are able to deliver reliable services, our sales, and thereby profit, will be impaired.	Impacts customer satisfaction.	Page 82
Product	Healthy seafood	Impacts the attractiveness of the product.	Impacts consumer health and satisfaction.	Page 82
Product	Safe seafood	A prerequisite for competitiveness, profitability and reputation.	Impacts customer safety and satisfaction.	Page 84
Product	Quality seafood	Central to competitiveness, profitability and reputation.	Impacts customer satisfaction.	Page 85
People	Employee health and safety	Impacts employee wellbeing, safety and motivation.	Provides a safe workplace.	Page 93
People	Ethical business conduct	The Code of Conduct sets the standard for ethical business practice. Breaching the code may impact competitiveness and reputation.	Contributes to fair and efficient markets.	Page 93
People	Commitment to local communities	For Marine Harvest to thrive, we depend on thriving local communities.	Contributes to thriving local communities through community support, sponsorship of community projects and events, and the creation of employment opportunities.	Page 95
People	Taking the lead	Strengthens competitiveness and the long-term sustainability of the company.	Potential impact on environmental, social and economic performance of the industry as a whole.	Page 97

STAKEHOLDER ENGAGEMENT AND TOPICS OF INTEREST

WE ARE WORKING CONTINUOUSLY TO IMPROVE OUR INSIGHT INTO THE TOPICS OF INTEREST OF THE DIFFERENT STAKEHOLDER GROUPS

INVESTORS

We provide relevant, clear and value adding information. We actively engage in meetings and roadshows.

CUSTOMERS

We seek feedback through surveys and meetings and work to provide information relevant to our customer's decision making.

REGULATORS

We provide information on possible impacts (environmental, social and financial) and work together to develop appropriate solutions.



Regulator interest

Our impact on the local environment (lice, escapes, disease, loss) as well as sustainable feed composition and increasing seafood consumption.

Investor interest

Business risks related to lice, escapes and disease and our ability to generate value through our integrated value chain supported by innovative products

Customer interest

Aspects that impact consumers directly (product innovation, quality and safety) as well as impacts on the environment and fish welfare (certifications).


SUPPLIERS
We work with suppliers to develop better, more sustainable and affordable solutions that are 100% safe.
EMPLOYEES
We work to understand employee engagement, satisfaction and views through discussions and regular meetings.
NGOs
We seek opinions of external opinion leaders on key issues to challenge our thinking and approaches.
LOCAL COMMUNITIES
We engage to understand concerns and develop collaborative responses. Potential conflicts and violations are reported and followed up.

Supplier interest

Aspects that impact their reputation linked to food safety and quality, open and transparent dialogue.

NGO interest

Impacts on the local environment in particular with regard to lice management, escapes and disease, as well as sustainable feed.

Employee interest

Issues of direct relevance to the workplace (HSE), interesting opportunities and long-term employment, fish welfare and impacts on the environment.

Local community interest

Impacts on the local environment and the economic impact of our presence in the community.

RISKS RELATED TO OUR STRATEGY

Our strategy is to be a leading, integrated protein provider:

- *Manufacturing high-quality salmon feed for internal use;*
- *Farming healthy and safe salmon for own value added processing and third-party whole fish sales; and*
- *Processing and selling healthy, delicious and innovative value-added seafood products*

"The Marine Harvest Way".
Through the materiality assessment we have identified areas of opportunity and risk that could influence our ability to achieve our goals and deliver on our strategy from a sustainability point of view. Marine Harvest applies the precautionary approach through its materiality assessment. Risks in Marine Harvest are divided into three main categories: operational risks, financial risks and reporting risks. We believe these risks cover the main risk areas that could influence our ability to deliver on our strategy. We are working continuously to mitigate identified risks and capitalize on opportunities by tracking and following up key performance indicators within the framework of our four guiding principles. This reflects our conviction that long-term success depends on our ability to manage the relevant risks associated with our goals and strategy.

A brief overview of key operational, financial and reporting risk factors, along with our mitigation efforts is outlined in the table. For more detailed descriptions of the risks/challenges and opportunities associated with our operations please see the sections Profit, Planet, Product and People as well as our 20-F annual report, which is available on our web site. For a more detailed description of our financial risks, please see The Board of Directors' report and Note 13 Capital management and risk management to the Group financial statements.

BOUNDARIES TO THE REPORT

This annual report covers the entire Marine Harvest Group, including subsidiaries that are fully or majority owned by Marine Harvest. Our report does not include non-controlled entities.

STRATEGY - LEADING INTEGRATED PROTEIN PROVIDER

RISK TYPE	RISK FACTOR	RISK DESCRIPTION	OUR MITIGATION EFFORT	REFERENCE	PAGE
Operational	Market-Output risk Product price	Salmon prices are subject to short- and long-term fluctuations due to variations in supply and demand.	Sales contract policy	*Part 2 Profit* *Part 4 Analytical Information*	38 203
			Downstream integration to reduce dependency on spot whole fish prices.	*Part 2 Leading the Blue Revolution*	18
			Commitment to sustainability initiatives and information exchange with authorities to ensure a sustainable operational framework for steady growth.	*Part 3 Research and Development*	31
Operational	Market-Input risk Feed	Feed prices are subject to short- and long-term fluctuations due to variations in supply and demand for feed ingredients.	Continuously working in house and with the feed suppliers to ensure that the feed recipes are altered based on relative prices to secure the lowest possible cost without compromising fish health.	*Part 2 Planet* *Part 2 Research and Development* *Part 4 Analytical Information*	67-73 32 204-205
		The fish feed industry is dominated by three large, global suppliers operating under cost plus contracts.	Opened our own feed plant in Norway.	*Part 2 Leading the Blue Revolution* *Part 2 Profit* *Part 4 Analytical Information*	17 46 200
		Feed raw materials are scarce especially on the marine side (fish meal and fish oil).	Continuous effort to test and document feeds with lower levels of marine ingredients without compromising fish health/performance.	*Part 2 Planet*	69-71
		Depletion of resources from excessive use in fish feed production.	Continuous effort to ensure that our fish feed ingredients comes from sustainably produced sources.	*Part 2 Planet*	67
		Fluctuation in feed utilization (feed conversion rates).	We roll out of best practice, conduct continuous benchmarking and prioritize our R&D effort.	*Part 2 Research and Development* *Part 2 Planet* *Part 4 Analytical Information*	32 68 205
Operational	Biological	Biological issues such as diseases, algal blooms, low oxygen levels and seawater temperatures may impact growth, harvest weight, harvest volume, mortality, quality and claims.	We focus on optimizing fish health and survival through the application of good management practices and high standards of biosecurity.	*Part 2 Research and Development* *Part 2 Planet* *Part 4 Analytical Information*	31 59-65 205

RISK TYPE	RISK FACTOR	RISK DESCRIPTION	OUR MITIGATION EFFORT	REFERENCE	PAGE
Operational	**Regulatory**	Farming licensing rules and regulations impacts our production and the sustainability of our industry. Geopolitcal risk including trade restrictions represents a threat to our operations as farming takes place in a limited number of countries while our market is global.	Continuous dialogue with the authorities in the countries in which we operate to ensure a sustainable operational framework. Dialogue with authorities to ensure access to markets globally.	*Part 2 Planet* *Part 2 Research and Development*	65-66 33
Operational	**General industry**	Critical journalism/attacks on the industry. Farming risk including the risk of escapes due to bad weather and losses due to predation. Risk of disruptions to our processing operations due to fire and flooding, labor conflict and potential product contamination etc.	Good practices, well documented information and constructive relationships with several NGOs, scientists and a number of authorities. Internal procedures, policies and insurance programs and constructive dialogue with scientists and authorities Insurance programs, constructive dialogue with our labor organizations, product testing and documentation, certifications and R&D effort.	*Part 2 Leading The Blue Revolution* *Part 2 Product* *Part 2 Research and Development* *Part 2 Planet* *Part 2 Research and Development* *Part 2 Product* *Part 2 People*	17 82, 84 31 57 29 87 89
Operational	**Our leading role: People**	Recruiting and retaining the best people is crucial for attaining a number one position	Leadership principles. Continue to build a winning culture that supports employee development and attracts new employees	*Part 2 Leading the Blue Revolution* *Part 2 People*	16 97-99
Operational	**Our leading role: Product innovation**	Successful product innovation is key to be a leader in the industry	Continue to strengthen our market and R&D organization	*Part 2 Research and Development* *Part 2 Product*	29 75-80
Financial	**Currency**	Business transactions carried out in currencies different from the domestic currency exposes the Group to the effects of fluctuating currency rates	Foreign exchange strategy and hedging strategy	*Board of directors report* *Note 13 to the Group financial statements*	106 154
Financial	**Credit**	If one or more of our contractual partners do not meet their obligations the Group is exposed to losses	Insurance policy, credit ratings of all customers, close follow up of customers	*Board of directors report* *Note 13 to the Group financial statements*	106 155
Financial	**Interest rate**	The Group's debt to financing institutions and leasing debt are at floating interest rates, which exposes the Group to fluctuations in interest rates	Hedging policy	*Board of directors report* *Note 13 to the Group financial statements*	106 155
Financial	**Price/liquidity**	Risk of fluctuation in liquidity due to fluctuation in salmon prices, production and harvest volume, biological issues and feed prices	Bilateral fixed price/volume contracts with customers and downstream integration ref. price risk above. Fish health management ref. biological risk above and building our own feed plant ref. feed above	*Board of directors report* *Note 13 to the Group financial statements*	106 155
Reporting	**Errors in financial reporting**	Risk of material misstatement in the financial reporting	Key controls as part of the SOX internal control requirements	*Board of directors report* *Corporate Governance*	106 115

RESEARCH AND DEVELOPMENT

Further successful growth of the industry within a sustainable framework is only possible by overcoming biological challenges and controlling sea lice. At the same time, the industry has a substantial potential for growth, and for ensuring an increase in the consumption of healthy food. Marine Harvest views R&D and innovative thinking as key elements to solving these issues and exploiting the growth potential as a part of Leading the Blue Revolution.

2014 AT A GLANCE



NOK 130.3 million spent on R&D development in 2014, 32% more than in 2013.



New R&D facilities in Norway.



Upscaling of cleaner fish production in Norway, Scotland and Ireland.



Innovative use of new (non-medicinal) control methods for lice and amoebic gill disease (AGD) in Chile, Norway, Ireland and Scotland.



Validation in Norway of a new benthic monitoring technique.

LONG TERM AMBITIONS

LONG-TERM AMBITIONS	MAIN FOCUS WITHIN R&D AND TECHNICAL
Reduce production time at sea to reduce risk and improve productivity.	R&D focus on optimized smolt production systems, smolt size and performance, feed and feeding approaches, and improved genetic performance and husbandry practices.
Reduce losses at sea and achieve 97% generation survival.	Monitoring diseases and loss factors. Identify risk-factors and develop best practices for prevention and mitigation of significant infectious and non-infectious factors that compromise fish health and welfare. Focus on gill diseases/AGD, PD, HSMI and SRS.
Sea lice control mainly by non-medicinal means.	Develop non-medicinal methods and approaches for sea lice control, large-scale implementation and validation of zero adult female strategy, develop cleaner fish farming, develop and implement best practices for husbandry and welfare for cleaner fish use.
ASC implementation to achieve 100% certification of all farms by 2020.	Develop necessary knowledge and practices to support ASC roll out. Focus on non-medicinal sea lice control strategies, alternatives to copper-based antifouling/best net cleaning strategies, and quicker and robust methods for benthic monitoring.
Feed raw materials no limit for sustainable growth.	Identify and implement safe and sustainable alternative feed raw materials to increase raw material flexibility, support development of new sources for marine omega-3 fatty acids, and ensure nutritional requirements for fish robustness and welfare.
Maintain premium product quality and further reduce downgrading.	Develop improved technological solutions for optimized processing, packaging and storage of our products. Identify causes of fillet melanin spots and identify possible prevention/mitigation measures.
Maintain salmon's reputation, and further improve customer satisfaction.	Maintain and secure good listeria control by developing more sophisticated and accurate genotyping-based methods for identifying sources of contamination. Implement use of cleaned fish oils in Marine Harvest salmon feed.

OUR EFFORTS

Research and Development (R&D) in Marine Harvest is an engine for sustainable growth, and is integral to our vision of Leading the Blue Revolution. We focus on creating sustainable value and competitive advantage by making improvements and breakthroughs in our Feed and Farming, as well as Sales and Marketing, Business Areas.

We focus our efforts on five strategic areas; Fish Health and Welfare, Environment and Sustainability, Farming Technology, Feed and Fish Performance, and Product Quality and Processing. In 2014 Marine Harvest's R&D and technical team was strengthened with the addition of a new and important area, Farming Technology. We expect technology to play a crucial role in providing new innovative solutions and improving existing technologies in both our freshwater and seawater operations. The area of Fish Health and Welfare was also strengthened with two additional specialists in 2014.

Within each area we have developed a portfolio of key projects. Our projects seek to devise solutions to short-term operational challenges and facilitate longer term knowledge generation. We have a global R&D and technical team based in Norway, consisting of 15 people. This dedicated team of specialists works directly with technical staff in our operating units through participation in global technical teams and collaborative projects. This ensures that our work constantly benefits from a culture of shared expertise and knowledge.

Our commitment to R&D is reflected in the increased resources made available both internally and with regard to external project funding. Our total R&D expenditure for 2014 was NOK 130.3 million, 32 % more than in 2013. This is more than a 7-fold increase from 2006 (NOK 18 million). In addition, an annual fee of 0.3% of Marine Harvest Norway's export value is paid to the Norwegian Seafood Research Fund. In 2014, this amounted to NOK 25.6 million compared with NOK 23.4 million in 2013. To ensure that these resources are utilized in line with our R&D strategy and goals, staff both centrally and in our operations are heavily involved in national and industry research strategy groups.

Projects to support our operational goals are run in collaboration with external partners, establishing partnerships with leading institutions across the globe, and in our own dedicated research facilities in:

- *Chile (Huenquillahue Experimental Unit)*
- *Norway (Centre for Aquaculture Competence, CAC). The CAC is based on a co-ownership agreement with Skretting and AquaGroup. In 2014, a new seawater research facility was purchased in Norway. This facility will be of great value to both Marine Harvest Fish Feed and our farming operations*
- *Scotland (Ardnish feed trial unit)*

R&D EXPENDITURE (NOK MILLION)


140
120
100
80
60
40
20
0
18
22.9
25.6
28.3
32
36.5
58.4
98.4
130.3
2006
2007
2008
2009
2010
2011
2012
2013
2014

FOCUS AREAS FOR GLOBAL R&D AND TECHNICAL

Global R&D and Technical is responsible for collecting and analyzing key performance indicators on fish health, environment, feed and fish performance and product quality and processing. Through systemization and analysis, this work provides an overview of performance indicators and identifies key biological challenges. By quantifying these, the relative importance of the various factors are easily visualized at Business Unit and Group level. This is therefore an important tool for the prioritization and short and long-term planning of R&D activities. The figure below gives an overview of the primary focus areas within the different technical disciplines for 2015. Within a sustainable framework, we will continue our efforts to control sea lice and improve the health, welfare and performance of our fish stocks, while minimizing the environmental risk from our operations and maintaining high-quality products.

FOCUS AREAS FOR MARINE HARVEST GLOBAL R&D AND TECHNICAL



Fish Health and Welfare

Improve sea lice control

Identify key factors and best practices for improved survival, robustness and performance

Develop solutions and tools for maximizing genetic gain related to robustness and performance

Support implementation in Broodstock and Breeding department

Environment and Sustainability

ASC implementation

Escape management and control

Anti-fouling strategies

Group sustainability policies

Farming Technology

Solutions for closed/semiclosed production for post smolt

Recirculating Aquaculture Systems (RAS)

Technology for exposed farming

Solutions for pathogen free fish transport and harvest

Construction projects in freshwater and processing

Feed and Fish Performance

Improved feed intake and maximizing growth whilst maintaining fish welfare and product quality diet, feeding and farming conditions

Reduce Feed Conversion Rates (FCR)

Feed choice recommendations and raw material evaluations

Development of alternative sources for marine omega-3

Product Quality and Processing

Maintain product health benefits and prevent issues and impacts related to food safety

Improve product quality aspects for reduced downgrades and improved customer satisfaction

Improved technological solutions for optimized processing, packaging and storage

Fish Health and Welfare

Future successful growth of the industry within sustainable parameters is only possible by overcoming biological challenges and controlling sea lice.

Management of sea lice represents a significant cost for Marine Harvest. Our goal is to improve sea lice management by reducing the spread of sea lice and the use of medicinal treatments. In appreciation of the potential risk for wild salmonids, lice levels are maintained far below that which could potentially affect the health of our salmon. A successful integrated sea lice management approach rests on a combination of management and direct control measures, with the latter increasingly dependent on non-medicinal methods.

In 2014 we made significant progress in developing and applying the following strategies to manage sea lice:

Zero adult female strategy

We believe that the whole industry has to change its strategy, and move towards intervention at single cage level, with control thresholds far below today's limits. By not allowing the number of adult females to rise in individual cages, the infective pressure on both the farm and neighboring sites will be kept permanently low. We strongly believe that the strategy of keeping the number of adult female lice to a minimum, based on intervention at the single cage level, will reduce the need for medicinal intervention and support more effective control by cleaner fish. In 2014, we invested significant resources in the modelling of lice dynamics and spread, and conducted field trials to validate the concept.

Control of lice by non-medicinal means

Due to rising levels of resistance to medicinal treatments in some areas, we predict that the development and utilization of non-medicinal concepts will become the predominant means of controlling sea lice in the future. This strategy is also preferable from an environmental standpoint. In many areas, some medicines are no longer effective, making the successful use of alternative control measures a precondition for continued production. In 2014, we have been actively involved in several projects for the commercial development of alternative control methods. These included activities ranging from laboratory-based, proof-of-concept testing to large-scale commercial trials. Some very promising results have emerged, e.g. use of submerged lights to hold the salmon deeper in the pens, and protective skirts surrounding the pens to reduce lice pressure in the upper water column.

Production of cleaner fish

Successful production of Ballan wrasse and Lumpsucker is key to ensuring year-round access to cleaner fish. Since cleaner fish graze on sea lice, they represent an environmentally friendly solution for lice control. In 2014, we significantly increased the resources we devote to cleaner fish farming, with very encouraging results. In Norway, a total of 815,000 cleaner fish were transferred, compared with 220,000 and 70,000 in 2012 and 2013 respectively. The farming of new fish species introduces new challenges related to biology, fish health and welfare, which are reflected in our R&D portfolio. In 2014, we were involved in several projects, e.g. development of improved diets and vaccines, and efforts to identify the causes of losses during production. Our operation in Chile has run several trials with a new and promising cleaner fish specie, Robalo, for lice control.

Environment and Sustainability

Our vision is to Lead the Blue Revolution. This means we aim to be a leader in growing food from the ocean in a socially and environmentally responsible way. We are convinced that to achieve long-term commercial and financial success, we must separate our business growth from our environmental impact. The area of Environment and Sustainability aims to support such a separate by working in the following target areas:

ASC implementation

Our goal is to become 100% ASC certified by 2020. We will achieve this goal by:

- *Providing technical support to facilitate the global implementation of the ASC standard. This includes running global training sessions, and sharing knowledge and experience through global networks and through an active participation in the standard taskforce of the Global Salmon Initiative (GSI).*
- *Running R&D projects that will make ASC implementation more effective. In 2014, we ran several R&D projects targeting challenging criteria. One project validated a new molecular technique to measure benthic biodiversity. Another key area of research for us is to find better anti-fouling strategies. In 2014, we have been testing new coatings that are copper free. We also run several R&D projects on non-medicinal, sea lice control strategies (see health and welfare).*

Escape management and control

Our goal is to run our production cycles with zero escape incidents and zero escapees:

- *We constantly seek to improve our internal procedures and operations to minimize the risk of escape incidents. This includes refining our internal global standard and performing gap analyses between the standard and our current practices.*
- *We evaluate the latest technology and new net materials in search of more resilient production systems. In 2014, all our sites in Canada used a new net material (high dense polyethylene, HDPE), which is more robust against predator attacks.*
- *We support new scientific developments that help us trace escaped fish. We are currently researching new ways of tracing the origin of escaped fish, based on mineral scale composition.*

Energy use and greenhouse gas emissions

Our goal is to reduce our emissions. We aim to achieve this target by:

- *Improving the efficiency of our operations and logistics in terms of energy use. In Canada we reduced the number of road trips and floatplane charters.*
- *Supporting the development and potential use of renewable energies to support expansion in more exposed areas. In Ireland and Scotland we run two projects using waves as a source of energy to power offshore sites.*



Own produced cleaner fish

Farming Technology

Further expansion of the salmon industry, both land-based and at sea, depends on new and innovative technology solutions. Use of cutting-edge Recirculating Aquaculture Systems (RAS) is crucial for future land-based farming of both salmon and marine cleaner fish species. Furthermore, farming at more exposed sea sites opens up huge potential production areas. However, with any new technology, it is of outmost importance that we safeguard the welfare of our salmon and maintain good sustainability standards. In 2014, we worked towards:

Reducing production time at sea

An overall goal is to reduce the exposure of the salmon to sea lice and other infectious agents. This can be achieved by producing bigger smolt on land or keeping post-smolt in an enclosed environment either on land or in seawater constructions up to a certain size. By reducing the production time in the open sea, we believe that challenges associated with sea lice and disease will be reduced. In 2014, we obtained very promising results from semi-closed production of post-smolt up to 1 kilogram in a seawater-based pilot tank, with good growth and low accumulated losses < 1%. However, at a later stage, following the intake of suboptimal water quality (possibly toxic algae), problems arose with regard to severe gill damage and the treatment thereof. This illustrates that although the potential is huge, there are major challenges to overcome when introducing new technologies. In 2014, a large (5-8 year, ≈ NOK 200 million) project on closed production of post-smolt fish was given the go-ahead in Norway. As a partner in this project, we will have the opportunity to address challenges related to our activities within this field.

Learning more about exposed farming

Farming in more exposed areas can provide better and more predictable growth conditions for the salmon industry, based on a more robust structure with respect to disease transmission and also with fewer conflicts of interest (tourism, fisheries, etc.).

From 2015, we will be part of a research center for exposed aquaculture operations, uniting strong scientific institutions with ambitious industry players. The center will engage in both basic and applied research. Areas of investigation will include systems for remote operations, monitoring and operational decision support, structures and vessels for exposed operations, safety and risk management. In addition, fish behavior and welfare will have special emphasis.

Feed and Fish Performance

Good rearing conditions and high-quality feeds are critical to optimizing the performance of our stocks and maintaining the high quality of our salmon. As the feed raw materials during the last decades have changed considerably, with the increasing inclusion of plant-based ingredients and lowered levels of marine omega-3 fatty acids, we need to maintain our focus on this aspect. As a feed producer, we bear the responsibility, but we are also in the best position to secure the welfare and performance of our own stocks. In 2014, our focus within the area of feed and fish performance was on:

Density and farming conditions

To understand more about the possible impact of reduced fish density on feed intake, fish growth and fish health, we completed a large-scale trial at the R&D facility Center for Aquaculture Competence (CAC) in Norway. The results are promising with respect to optimizing the performance potential of our stocks by ensuring adequate stocking densities throughout production. A follow-up trial has recently been started to study the role of environmental conditions and feed availability in relation to stocking densities and performance.

Dietary levels of omega-3 fatty acids.

Trials relating to omega-3 requirements in Atlantic salmon have mostly been conducted under small-scale conditions in tanks, with controlled stable environments, often for a limited duration. From 2012-2014, a trial was run at CAC to verify the results from small-scale trials, through a full seawater cycle under commercial production conditions. This study showed that Atlantic salmon which were fed low levels of EPA+DHA (4.5% of total fatty acids, 1.6% of diet) were not negatively affected with respect to growth performance, quality characteristics or health parameters. We are involved in numerous trials to further examine the impact of low omega-3 levels and increased omega-6/omega-3 ratios on fish health.

Product Quality and Processing

Improving product quality and maintaining product health benefits are important to us. Preventing issues and impacts related to food safety, and reducing downgrades and claims will improve customer satisfaction. We continuously strive to develop improved technological solutions for optimized processing, packaging and storage of our products. By collecting a number of well-defined key performance and quality indicators from our harvesting and processing stations, as well as keeping a customer claims database, we are able to closely monitor the quality of our products and take immediate action in response to any deviations or negative trends. In 2014, our R&D efforts targeted:

Listeria control

Listeria monocytogenes is a food-borne bacterium that can grow at low temperatures and can potentially cause severe illness if present in food products that are eaten without prior heat treatment. Since some of our products can be eaten uncooked (e.g. cold-smoked products, sushi, sashimi) we pay particular attention to listeria control. As a result, the prevalence of listeria in gutted or filleted products is the most critical KPI for the quality of our salmon. Maintaining and further improving listeria control rests on a continuous focus on hygiene practices, including improved monitoring routines and self-assessment tools. In addition, we need to understand why our factories become contaminated from time to time, and where the listeria are able to establish biofilms and grow. In 2014, we learned that some sea farms contain salmon that are listeria positive, and this can be one of the sources of listeria in our processing units. Knowledge regarding farm origin may provide essential information in this regard. We have also learned how valuable listeria genotyping can be as a tool to identify the source of contamination, and we have identified the best genotyping method to be applied.

Melanin spots

The presence of melanin spots, or dark colorization of the fish flesh, is the single most important factor which lowers the quality of our products and causes downgrading. These spots derive from an aggregation of melanin-containing immune-cells involved in natural healing processes. This is an esthetical issue and no food safety concern.

To identify why melanin spots occur, several R&D projects targeting different hypotheses have been undertaken in 2014. The number of potential causes has now been narrowed down significantly, and we expect that activities planned for 2015 will contribute to identifying the etiology of the melanin spots.

WHAT WE WANT TO ACHIEVE

The illustration on the adjacent page shows the different ways in which Global R&D and technical will contribute to "Leading the Blue Revolution."

WHAT DO WE WANT TO ACHIEVE?


REDUCE PRODUCTION TIME IN SEA
REDUCE LOSSES IN SEA
SUSTAINABLE AND AFFORDABLE FEED
HOW R&D AND TECHNICAL WILL CONTRIBUTE TO LEADING THE BLUE REVOLUTION?
IMPROVE SEA LICE CONTROL
STRENGTHEN SALMON REPUTATION AND CUSTOMER SATISFACTION
ASC IMPLEMENTATION
IMPROVE PRODUCT QUALITY AND PROCESSING EFFICIENCY


PROFIT

PROFIT
ATTRACTIVE FINANCIAL RESULTS

Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

2014 AT A GLANCE


+33%

Record year for revenues at NOK 25.5 billion, + 33% compared with 2013. Price achievement 102% of the reference price. Contract share 36%.


+22%

Harvest volume increased by 22% compared with 2013 and reached all time high at 418,873 tonnes gutted weight.


$€

Prices slightly above 2013 for the year in Europe. Prices in North America good in the first half, but declining significantly in the second half of the year due to supply surge.


OPERATIONAL EBIT
4,254
NOK MILLION

Operational EBIT at NOK 4,254 million – the highest in Group history!


+20,2%

ROCE 20.2%, last 5 year cycle: 15.9%.



NIBD NOK 9,268 million (EUR 1,033 million) compared with the target of EUR 1,100 million.



Successful startup of fish feed production.



Initiatives to consolidate the Chilean salmon farming industry through agreements to acquire farming assets from Acuinova and merge Marine Harvest Chile with AquaChile.

LONG TERM AMBITIONS

MATERIAL ASPECTS	LONG-TERM AMBITIONS
Profitability	ROCE > 12% (rolling 5 years)
Solidity	NIBD target/kg harvested EUR 1.85. Total NIBD EUR 1,100 million

OVERALL GROUP PERFORMANCE IN 2014

Total revenues in 2014 amounted to NOK 25,531.3 million, an increase of 33% from 2013 due to increased volume and favorable market conditions. We harvested 418,873 tonnes of salmon gutted weight equivalent, or gutted weight compared with 343,772 tonnes and 392,306 tonnes of salmon gutted weight for the years ended December 31, 2013 and 2012, respectively. Our EBIT was NOK 3,633.4 million compared with NOK 4,661.8 million and NOK 968.7 million in 2013 and 2012, respectively. Our Operational EBIT was NOK 4,254.0 million in 2014, the highest in the history of the Group, compared with NOK 3,212.4 million and NOK 643.4 million for the years ended December 31, 2013 and 2012, respectively. Our return on capital employed, or ROCE, was 20.2% compared with 18.5% and 3.9% in 2013 and 2012, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. Refer to "Part IV - Analytical Information" for a description of how we define and calculate Operational EBIT and ROCE and Note 4 Business Segments to the Group Statements.

The graph below sets forth our Operational EBIT per kilogram salmon harvested by country of origin for the years ended December 31, 2014, 2013 and 2012.

OPERATIONAL EBIT (NOK PER KILOGRAM HARVESTED GWE) 2012 - 2014


20.00
15.00
10.00
5.00
-
-5.00
-10.00
Norwegian origin
Scottish origin
Canadian origin
Chilean origin
Irish origin
Faroe Islandse
Other
MH Group
2012
2013
2014

THE MARKET IN 2014 – INDUSTRY

In 2014, global harvest volume of Atlantic salmon increased by 167,100 tonnes (9.1%) compared with 2013, to approximately 2,004,200 tonnes gutted weight. Supply from Chile and Norway increased by 103,300 tonnes and 49,900 tonnes gutted weight respectively. North American volumes were reduced by 12,600 tonnes gutted weight as part of a managed temporary exit from certain areas due to biological challenges. Supply from Scotland and Ireland were increased by 12,500 tonnes and 1,600 tonnes gutted weight respectively. Supply from the Faroe Islands increased by 8,900 tonnes gutted weight, while other regions in total added 3,500 tonnes gutted weight.

The increase in the Norwegian harvest volume during 2014 was primarily driven by increased smolt releases in 2013 and a warm year in 2014 contributing to a faster production cycle.

The continued strong growth in Chile was driven by the aggressive rebuilding of the Chilean industry after biological issues depleted the biomass a few years back. The harvest volume in Chile in 2015 is expected to be stable or decline compared to 2014, due to a combination of biological challenges and liquidity requirements.

GLOBAL SUPPLY OF SALMON (TONNES GWE) 2012 - 2014

	2014	2013	% CHANGE 2014 VS 2013	2012	% CHANGE 2013 VS 2012
Norway	1 079 100	1 029 200	4.8%	1 064 800	-3.3%
Chile	524 600	421 300	24.5%	327 600	28.6%
Scotland	154 500	142 000	8.8%	143 500	-1.0%
North America	109 300	121 900	-10.3%	140 500	-13.2%
Faroe Islands	74 200	65 300	13.6%	63 300	3.2%
Australia	35 100	35 100	0.0%	32 900	6.7%
Ireland	11 100	9 500	16.8%	14 000	-32.1%
Other	16 300	12 800	27.3%	10 500	21.9%
Sum	**2 004.200**	**1 837 100**	**9.1%**	**1 797 100**	**2.2%**

Source: Kontali

The reference price for salmon of Norwegian origin increased by 1% compared with 2013 and was the highest average in this century measured in NOK. The price development was encouraging as it proved the strength of the end demand.

Prices in the American market held up well in the first half of the year, but took a hit in the second half due to a surge in supply. Year over year the reference price for salmon of North American origin decreased by 3.8% while the reference price for salmon of Chilean origin was stable, despite the significant reduction experienced in the second half of the year. Prices for salmon of North American origin decreased to a greater extent than prices for salmon of Chilean origin as the supply of North American salmon started to increase in the third quarter of 2014 after a temporary dip in supply in 2013 and first half of 2014. The North American supply increase coincided with a significant surge in supply of Chilean salmon, which resulted in significant price pressure.

REFERENCE PRICES FOR SALMON 2013 - 2014

	2014 NOK	CHANGE VS 2013	2014 MARKET 4)	CHANGE VS 2013	2013 NOK	CHANGE VS 2012	2013 MARKET 4)	CHANGE VS 2012
Norway 1)	39.42	1.1%	39.42	1.1%	38.97	49.0%	38.97	49.0%
Chile 2)	27.06	7.3%	4.29	0.1%	25.20	33.8%	4.29	32.3%
North America 3)	19.66	3.1%	3.12	-3.8%	19.06	46.2%	3.24	44.5%

1) Average superior price per kg gutted weight (NOS/FHL FCA Oslo)
2) Average C trim price per pound (Urner Barry Miami 2-3 pound)
3) Average superior price per pound gutted weight (Urner Barry Seattle 10-12 pound)
4) Market price in NOK for Norway, and USD for Canada and Chile

Market growth was slightly below the supply growth for the year at 8.3%.

The European market remained strong, with sales increasing from 814,000 tonnes gutted weight in 2013 to 889,700 tonnes gutted weight in 2014. Favorable seawater temperatures contributed to increased volume available for harvest in 2014 compared to the year before. With the exception of the French market, which remained slow due to recessionary effects, there was in general a positive development in demand.

Assuming that one portion is 140 grams of C-trim fillet,

THE 2014 CONSUMPTION OF ATLANTIC SALMON IN THE EUROPEAN MARKET EQUALED 12.4 MILLION PORTIONS PER DAY.

The Brazilian market was strong in 2014, with a market growth of 16.5%, while China/Hong Kong achieved a growth of 25.7%. The growth in these markets is linked to the increased supply from Chile.

The Russian market contracted in 2014, due to the sudden reduction in the Russian purchasing power (as a result of the depreciation of the Russian Ruble) and the ban on imports of salmon from all European countries. Sales were also negatively influenced by high market prices in the beginning of the year as Russian consumers are sensitive to price. Year over year sales were as a result down by 9.2%.

The US market experienced a growth of 5.7% compared with 2013. The demand increase was driven by the attractive prices and the introduction of more sophisticated and accessible products in retail combined with the increased awareness of salmon as a healthy product.

The trend in trans-Atlantic flow of Atlantic salmon showed an increase in the flow of fish from Europe to the US of 15,700 tonnes gutted weight or 19%, while the flow from Chile to Europe was relatively stable compared to 2013.

GLOBAL DISTRIBUTION OF SALMON (TONNES GWE) 2012-2014

	2014	2013	% CHANGE 2014 VS 2013	2012	% CHANGE 2013 VS 2012
EU	889 700	814 000	9.3%	825 600	-1.4%
USA	352 200	333 300	5.7%	310 100	7.5%
Russia	130 800	144 000	-9.2%	154 400	-6.7%
Brasil	90 400	77 600	16.5%	56 700	36.9%
Japan	57 600	53 500	7.7%	56 800	-5.8%
China / Hong Kong	78 700	62 600	25.7%	53 700	16.6%
South Korea/ Taiwan	36 600	31 800	15.1%	32 400	-1.9%
Ukraine	15 900	25 300	-37.2%	23 900	5.9%
Other	333 400	291 400	14.4%	274 000	6.4%
Total all markets	1 985 300	1 833 500	8.3%	1 787 600	2.6%

Source: Kontali



Kobbavik, Norway



THE MARKET IN 2014 – MARINE HARVEST

GEOGRAPHIC MARKET PRESENCE

Our main source of revenues is Atlantic salmon, and total salmon revenues were distributed as indicated in the graph for the year ended December 31, 2014:

SALMON SALES BY GEOGRAPHY 2014


1%
10%
16%
3%
70%
Europe ex Russia
Russia
Americas
Asia
Rest of the world

Europe is by far the largest market for our salmon with 70% of the total revenues. Compared with 2013 the relative share of sales to Europe and Asia has increased, while sales to the Russian market have declined. The reduction in sales to the Russian market is a result of the ban on import of salmon from most European producers, the sudden reduction in the Russian purchasing power (depreciation of the Russian Ruble) and a lack of customer guarantees supporting purchases.

SALES BY PRODUCT

The sales revenue distribution across products was as indicated in the graph in 2014:

SALMON SALES BY PRODUCTS 2014


8%
9%
1%
22%
12%
48%
Fresh whole salmon
Fresh smoked salmon
Fresh elaborated salmon
Frozen whole salmon
Frozen elaborated salmon
Other products

Sales of salmon and salmon-derived products represented 91.7%, 91.0% and 89.8% of our revenue for the years ended December 31, 2014, 2013 and 2012 respectively. Fresh whole (i.e., primary processed) salmon represented 47.6%, 52.6% and 54.4% of our total revenues in 2014, 2013 and 2012, respectively, while the sale of secondary processed salmon accounted for 43,2%, 35.8% and 34.6% of our revenue respectively, for the same periods. The share of fresh elaborated and smoked salmon has increased from 18.2% and 10.7% in 2013 to 21.9% and 12.3% respectively in 2014 due to the consolidation of Morpol for the full year, compared with only one quarter in 2013.

We are actively pursuing strategies to reduce our dependence on spot market prices for salmon by increasing our capacity for producing more value added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, in 2013.

> *TOWARDS THE END OF 2014, WE OPENED A MAJOR NEW PROCESSING UNIT IN ROSYTH, SCOTLAND, PRODUCING FILLETS AND SMOKED SALMON FOR THE UK AND EXPORT MARKETS.*

The plant has promising potential and we expect it to gradually build volume and thereby better plant utilization and profit. During the year we also completed the restructuring of our European VAP operations reducing the number of production entities from 13 to eight, in an effort to concentrate production in fewer, but larger, more efficient entities.

Our product innovation efforts continue. Please see the Product section for more information.

PRICE ACHIEVEMENT

The development in the reference prices showed a diverging trend in 2014, with the European price level holding up well due to strong demand and a relatively balanced supply growth, while North American prices were strong in the first half of 2014, but significantly reduced in the second half of the year due to the substantial growth in supply. For the year as a whole, the reference prices for Atlantic salmon measured in NOK and USD respectively were up by 1.2% for salmon of Norwegian origin, stable for salmon of Chilean origin and down by 3.8% for salmon of North American origin compared with 2013.

Our overall price achievement compared to the reference price was strong for spot sales. Contract prices were similar to the reference prices in 2014. In 2013, the contract prices were significantly below the reference prices. The cost of quality downgrading was within the normal range for salmon of all origins both in 2014 and 2013.

We achieved a combined global price that was 2% above the weighed reference price for the year ended December 31, 2014. The corresponding price achievement in 2013 was 5% below the weighed reference price due to a less favorable contract portfolio. The contract share ranged from 0% for salmon of Canadian origin to 56% for salmon of Scottish origin in 2014. The Group contract share was 36% compared with 37% in 2013.

CONTRACTS, QUALITY AND PRICE 2014

	NORWEGIAN ORIGIN	SCOTTISH ORIGIN	CANADIAN ORIGIN	CHILEAN ORIGIN
Contract share	41%	56%	0%	23%
Quality - superior share	93%	94%	84%	86%
Price achievement	100%	109%	100%	106&

MARKET REFERENCE PRICES 2007 - 2015 YEAR TO DATE


NOK/KG (OSLO)
USD/KG (MIAMI, SEATTLE)
60
50
40
30
20
10
0,0
14
12
10
8
6
4
2
2007
2008
2009
2010
2011
2012
2013
2014
2015
Reference price Norway (Nasdaq HOG Oslo)
Reference price North America (HOG Seattle)
Reference price Chile (C trim fillet in Miami)

OUR GLOBAL OPERATIONS


CANADA
26 697 tonnes GWE salmon harvested
FAROE ISLANDS
11 532 tonnes GWE salmon harvested
MARKETS AMERICAS
CHILE
67 504 tonnes GWE salmon harvested


NORWAY
258 021 tonnes GWE salmon harvested
128 807 tonnes feed produced
VAP EUROPE
59 867 tonnes end product weight sold
MORPOL
49 215 tonnes end product weight sold
IRELAND
6 260 tonnes GWE salmon harvested
SCOTLAND
48 858 tonnes GWE salmon harvested
MARKETS EUROPE
MARKETS ASIA

ANALYSIS OF RESULTS OF OPERATIONS

Set out below are our consolidated statements of profit and loss for the years ended December 31, 2014, 2013 and 2012:

CONSOLIDATED PROFIT AND LOSS 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Revenue	25 300.4	19 177.3	15 420.4
Other income	230.9	22.1	43.2
Revenue and other income	**25 531.3**	**19 199.4**	**15 463.5**
Cost of materials	-13 677.4	-9 998.5	-9 666.5
Fair value uplift on harvested fish	-5 518.6	-4 323.7	-1 575.8
Fair value adjustment on biological assets	5 007.7	6 118.3	1 926.0
Salaries and personnel expenses	-3 320.9	-2 674.3	-2 418.6
Other operating expenses	-3 350.0	-2 581.9	-2 163.6
Depreciation and amortization	-966.8	- 762.5	- 677.2
Provision for onerous contracts	23.7	- 124.7	- 6.1
Restructuring costs	-52.9	- 272.8	- 0.8
Other non-operational items	-168.2	- 74.4	0.0
Income/loss from associated companies	149.5	221.8	88.3
Impairment losses	-24.7	- 65.0	- 0.5
Earnings before financial items (EBIT)	**3 633.4**	**4 661.8**	**968.7**
Interest expenses	-544.6	- 640.2	- 382.8
Net currency effects	-388.4	- 311.7	523.3
Other financial items	-1 213.7	- 252.4	- 320.0
Earnings before taxes	**1 486.7**	**3 457.4**	**789.2**
Income taxes	-752.0	-1 026.8	- 376.5
Net earnings from continuing operations	**734.8**	**2 430.6**	**412.6**
Profit after tax from discontinued operations/assets held for sale	204.8	91.9	0.0
Profit or loss for the year	**939.5**	**2 522.5**	**412.6**
Profit or loss for the year attributable to			
Non-controlling interests	3.9	7.4	4.0
Owners of Marine Harvest ASA	935.6	2 515.1	408.6

Please see Part IV Analytical information for further information about how to analyze and understand our cost and revenue figures.

REVENUE AND OTHER INCOME

Revenue and other income for the year ended December 31, 2014 was NOK 25,531.3 million, an increase of 33.0%, or NOK 6,331.9 million, compared with NOK 19,199.4 million for the same period in 2013. Revenues achieved in 2014 were the highest ever achieved for the Group and the increase compared to 2013 was primarily driven by a 21.8% increase in the volume of fish harvested and the consolidation of Morpol into the Group's profit and loss figures for the full year. In 2013 Morpol was only consolidated into the Group's figures from September 30.

A TOTAL OF 418,873 TONNES GUTTED WEIGHT OF SALMON WAS HARVESTED IN 2014, AN ALL TIME HIGH

compared with 343,772 tonnes in 2013. The growth was due to increased stocking in 2013 and good growth conditions in the sea throughout the year. Salmon of Norwegian and Chilean origins recorded the highest growth with an increase of 35,527 tonnes and 39,223 tonnes gutted weight respectively. Harvest volume of our Norwegian salmon was positively impacted by higher seawater temperatures combined with changes in the stocking pattern in 2012 and 2013. Harvest volume of our Chilean salmon increased due to our decision to increase the smolt stocking in 2012/13 and overall good underlying growth.

The development in the reference prices showed a diverging trend in 2014 as explained in the Market section. For the full year, the reference prices for Atlantic salmon measured in NOK and USD respectively were up by 1.1% for salmon of Norwegian origin, stable for salmon of Chilean origin and down by 3.8% for salmon of North American origin compared with 2013. The overall average price achieved was 2% above the reference price in 2014, compared with 5% below the reference price in 2013 due to a more favorable contract portfolio.

COST OF MATERIALS

The table below presents a breakdown of our cost of materials for the years ended December 31, 2014, 2013 and 2012:

COST OF MATERIALS 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Feed purchases	- 4 751.3	- 4 998.6	- 4 634.4
Other purchases	- 8 154.7	- 5 809.5	- 4 467.7
Net change in inventory	2 118.4	2 176.9	746.5
Freight and other income reductions	- 1 921.7	- 1 402.6	- 1 296.3
Other costs of materials	- 968.1	35.3	- 14.6
Total cost of materials	**- 13 677.4**	**- 9 998.5**	**- 9 666.5**

Cost of materials for the year ended December 31, 2014 was NOK 13,677.4 million, an increase of 36.8%, or NOK 3,678.9 million, compared with NOK 9,998.5 million for the same period in 2013. The increase was primarily driven by purchases of raw materials related to feed production, increased costs related health and smolt in farming, combined with the consolidation of Morpol into the group for the full year. Morpol was only consolidated from September 30, 2013. Feed purchases amounted to NOK 4,751.3 million in 2014, compared with NOK 4,998.6 million in 2013. Feed purchases at Group level do not include purchases of own produced feed as this is eliminated in the consolidated Group accounts. Internal feed purchases amounted to NOK 1,210.6 million in 2014, compared with nil in 2013. The increase in feed purchases (including own feed) is a result of increased seawater production. The price of fish feed increased by approximately 3%, while the quantity of fish feed used in our operations increased by approximately 16% in 2014 due to higher net production. Other purchases increased between 2013 and 2014 as these costs to a large extent depend on trading and secondary processing activity, and the consolidation of Morpol for the full year is the main driver. Freight and other income reductions in the year ended December 31, 2014 were 37.0% higher than in the comparable period in 2013 at NOK 1,921.7 million mainly due to the increased volume and the consolidation of Morpol for the full year. Other costs of materials for the year ended December 31, 2014 relate to purchases/inventory of feed raw materials. There were no such purchases in 2013.

SALARY AND PERSONNEL EXPENSES

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2014, 2013 and 2012:

SALARIES 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Gross wages/salaries	-2 367.7	-1 766.1	-1 635.6
Third party staff (temp labor)	-271.3	-238.8	-232.0
Bonus and share price based bonus scheme	-153.7	-196.1	-149.9
Social securities	-347.7	-316.6	-256.5
Other personal expenses	-180.4	-156.6	-144.6
Salaries and personnel expenses	**-3 320.9**	**-2 674.3**	**-2 418.7**

The increase in salary and personnel expenses for the year ended December 31, 2014 of NOK 646.6 million or 24.2% compared with the same period in 2013 was primarily driven by a NOK 601.6 million increase in gross wages and salaries as a result of the consolidation of Morpol for the full year, the startup of the feed plant in Norway and increased activity in general. Morpol was only consolidated into the Group from September 30, 2013.

OTHER OPERATING EXPENSES

The table below presents a breakdown of our other operating expenses for the years ended December 31, 2014, 2013 and 2012:

OTHER OPERATING EXPENSES 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Maintenance	886.0	720.1	647.2
Electricity and fuel	424.7	329.6	304.6
Rent and leases	419.3	287.4	236.9
Third party services	345.0	240.1	180.8
Insurance	168.3	136.5	136.1
Consultancy and audit fees	215.5	194.4	99.0
IT costs	162.8	118.3	91.4
Travel costs	132.3	102.9	80.2
Sales and marketing costs	99.2	78.1	50.9
Other operating cost	496.9	374.5	336.5
Other operating expenses	**3 350.0**	**2 581.9**	**2 163.6**

Other operating expenses increased by NOK 768.1 million or 29.7% during the year ended December 31, 2014 compared with the same period in 2013. The increase was partly due to consolidation of Morpol for the full year with a total impact of NOK 287.3 million. In 2013, Morpol was only consolidated from September 30. The remaining increase relates to higher maintenance, rents and leases, third party services, and other expenses. The increase in maintenance costs and rent and leases were attributed to increased seawater activity in farming. The increase in third party services and other operating costs were mainly driven by the consolidation of Morpol for the full year.

NET FAIR VALUE ON BIOLOGICAL ASSETS

We recognized a fair value uplift on harvested fish and a fair value adjustment on biological assets of NOK -5,518.6 million and NOK 5,007.7 million respectively for the year ended December 31, 2014. In 2013 these values were NOK -4,323.7 million and NOK 6,118.3 million respectively. The net fair value adjustment on biological assets was NOK 510.7 million for the year ended December 31, 2014, compared with NOK 1,794.6 million in the same period in 2013. The reduction is attributed to the reduction in the market prices for Atlantic salmon. In Scotland, increasing production cost of standing biomass, due to biological challenges, and reduced average weight compared with year end 2013 has had a negative effect on the net fair value.

RESTRUCTURING COSTS

During the second quarter of 2013, we launched restructuring initiatives in VAP Europe. The initiatives included reducing the number of processing sites from 13 to eight. The closure of the last plant took place in June 2014. As the number of employees in the affected French smoked plant accepting job opportunities in a close by plant was lower than targeted, we recognized additional restructuring costs in the amount of NOK 38.8 million. In addition to the VAP restructuring, we co-located the Norwegian Sales and Logistics operations during the year. In total we recognized restructuring provisions in the amount of NOK 52.9 million for the year ended December 31, 2014. The corresponding figure for 2013 was NOK 272.8 million.

INCOME/LOSS FROM ASSOCIATED COMPANIES

We recognized an income from associated companies of NOK 149.5 million for the year ended December 31, 2014 compared with NOK 221.8 million for the same period in 2013. The reduction was primarily due to the reduction in net income from Nova Sea AS. The income from Nova Sea includes fair value adjustment on biomass.

EARNINGS BEFORE FINANCIAL ITEMS

As a result of the foregoing, our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared with NOK 4,661.8 million in the same period in 2013.

FINANCIAL ITEMS

Set out below are the primary components of our net financial items for the years ended December 312014, 2013 and 2012:

FINANCIAL ITEMS 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Interest expense	-544.6	-640.2	- 382.8
Net currency effects	-388.4	-311.7	523.3
Other financial items	-1 213.7	-252.4	- 320.0

Interest expense

Interest expense decreased by 14.9% in the year ended December 31, 2014 compared with the same period in 2013 due to more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. The average interest bearing debt for 2014 was NOK 8,529.3 million compared with NOK 6,585.8 million in 2013. Net interest-bearing debt at year end totaled NOK 9,267.9 million. This figure was significantly influenced by the weakening of the NOK relative to the company's main borrowing currencies (EUR, USD and GBP).

Net currency effects

Net currency effects for the year ended December 31, 2014 were NOK -388.4 million, compared with NOK -311.7 million in 2013. The reduction was primarily due to the depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, and losses on short-term cash flow hedges.

Other financial items

For the year ended December 31, 2014, other financial items were NOK -1,213.7 million compared with NOK -252.4 million in 2013. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -1,171.3 million while the change in the fair value of financial instruments was NOK -108.9 million. The negative values were partially offset by dividend received of NOK 9.0 million and a change in the fair value of shares of NOK 33.8 million. The amount in 2013 was mainly due to an unrealized loss from the convertible bond of NOK – 516.1 million, partially offset by dividend, gain on sales of shares of NOK 134.9 million and a change in the fair value of shares of NOK 60.8 million.

TAXES

For the year ended December 31, 2014 our tax expense was NOK 752.0 million, compared with NOK 1,026.8 million in 2013. The main driver for the decreased tax expense was the reduction in earnings before taxes. Unrealized loss from the convertible bond negatively influenced the calculated tax expense as this is not a deductible item.

PROFIT FOR THE YEAR

As a result of the foregoing, our profit decreased by NOK 1,583.0 million in 2014 to NOK 939.5 million, from NOK 2,522.5 million for the year ended December 31, 2013.

NON-IFRS FINANCIAL MEASURES

Operational EBIT

Group Operational EBIT increased by 32%, from NOK 3,212.4 million for the year ended December 31, 2013 to NOK 4,254.0 million in 2014. The main reason for the positive development was the increase in volume of harvested salmon. See "Note 5 Segments " for a reconciliation of Group Operational EBIT to EBIT. Our EBIT was NOK 3,633.4 million in the year ended December 31, 2014, compared with NOK 4,661.8 million in the same period in 2013.

ROCE

Return on capital employed was 20.2% for the year ended December 31, 2014, compared with 18.5% for the same period in 2013, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 2.305.4 million lower in the year ended December 31, 2014 compared with the same period in 2013, this value is excluded from our ROCE calculations.

THE FIVE YEAR ROLLING AVERAGE ROCE FOR THE GROUP (2010-2014) WAS 15.9%.

SEGMENT AND SOURCE OF ORIGIN REPORTING

The following is a discussion of our operational results by business segment and based on the salmon's source of origin, using Operational EBIT per kilogram of fish harvested and Operational EBIT margins as a key measure of performance.

OPERATIONAL EBIT BY SEGMENT

The following table sets forth Operational EBIT for each of our operating segments for the years ended December 31, 2014, 2013 and 2012:

SEGMENT RESULTS 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Operational EBIT – Feed	47.1	-22.9	-
Operational EBIT – Farming	3 651.2	3 001.1	415.1
Operational EBIT – Markets	518.4	346.3	344.2
Operational EBIT – VAP Europe	-19.8	-57.7	5.8
Operational EBIT – Morpol	138.5	62.6	
Operational EBIT – Other	-81.4	-117.1	-121.7
Eliminations	-	-	-
Group Operational EBIT [1]	**4 254.0**	**3 212.4**	**643.4**
Group EBIT	**3 633.4**	**4 661.8**	**968.7**

1) Group Operational EBIT is a non-IFRS financial measure. See Note 5 - Segments for how we define and calculate Operational EBIT and for reconciliation of Group Operational EBIT to EBIT.

Feed
Marine Harvest's feed operation commenced commercial production in July 2014. Feed's Operational EBIT totaled NOK 47.1 million for the year ended December 31, 2014, compared with NOK -22.9 million in 2013. During its first six months in operation the plant produced 128,807 tonnes of feed for our Norwegian farming units, and in the fourth quarter we were more than 60% self-sufficient in feed in Norway. Some start-up challenges were encountered initially, but these were gradually solved throughout the year, and by year-end, production was generally running smoothly. Favorable raw material purchases contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed. Through additional investments in storage capacity and de-bottlenecking, the capacity of the plant has been expanded from the original plan of 220,000 tonnes per year to 275,000 tonnes per year. The capacity increase will enable the plant to deliver up to 80% of the feed requirement from our Norwegian farming operations.

Farming
Farming's Operational EBIT was NOK 3,651.2 million in the year ended December 31, 2014, compared with NOK 3,001.1 million in 2013. The increase was primarily a result of the 22% increase in the volume harvested, primarily salmon of Norwegian and Chilean origin, combined with slightly higher market prices and improved price achievement. On the cost side, the cost in box increased for salmon of Norwegian, Scottish, Canadian and Faroe Islands origin, mainly due to increasing health costs and reduced survival.

For details with regards to the operational development of the farming entities, please see the discussion under the salmon's source of origin.

Sales and Marketing
Sales and Marketing's Operational EBIT for the year ended December 31, 2014 was NOK 637.1 million, compared with NOK 351.2 million in 2013.

Markets
Markets' Operational EBIT for the year ended December 31, 2014 was NOK 518.4 million, compared with NOK 346.3 million in 2013. The 2014 Operational EBIT was comprised of NOK 329.3 million from Markets Europe, NOK 70.5 million from Markets Asia and NOK 118.7 million from Markets Americas, compared with NOK 291.1 million, NOK 16.1 million and NOK 39.0 million respectively in 2013. Operational EBIT margin for the year ended December 31, 2014 for Markets Europe, Market Asia and Markets Americas were 2.3%, 2.8% and 2.8% respectively, compared with 2.5%, 0.9% and 1.2% respectively in 2013.

The European market remained strong in 2014 and our price achievement was above the reference price for salmon of all European origins. The spot price performance for salmon of Norwegian, Scottish and Faroe Islands origins improved in 2014 compared to 2013. Volume sold was significantly higher in 2014 compared with 2013 due to the increase in harvest volume.

The Asian market was very strong in 2014, with double digit growth rates recorded in many key markets (China/Hong Kong, South Korea/Taiwan). The growth in Japan was also good up 7.7% compared to 2013 due to increased volume and improved margins. The performance of our Asian Markets organization was significantly improved compared with 2013 with high volume and margin growth. Our brand building efforts continue in this market with strong performance recorded both for our Mowi salmon in Japan and Supreme Salmon in Taiwan. Please see the Product section for additional information about our branding efforts in the Asian market.

The American market started the year with record high prices for salmon of North American origin, but significant supply growth contributed to price pressure in this market during the year. Our American markets organization performed well compared with the reference prices, especially in the second half of the year due to strong spot market performance. We launched our brand Rebel Fish at the Boston Seafood Show in the beginning of the year, a product that has been well received in the market. Please see the Product section for additional information about our branding efforts in the US market.

The overall price achievement of our Markets organization is discussed under "Operational performance by country of origin".

VAP
VAP Europe's Operational EBIT for the year ended December 31, 2014 was NOK -19.8 million, compared with NOK -57.7 million in 2013. The operational EBIT margin for the year ended December 31, 2014 was -0.4% compared with – 1.3% in 2013. The share of salmon products in percent of total sales value was 72% in 2014 compared with 69.0% in 2013. Despite the challenging French market for fresh and smoked salmon sales, where full year sales were down by 15% and 9% respectively compared with 2013, total volume sold was stable compared with 2013 at 59,867 tonnes end product weight, due to extensive efforts to grow sales. The restructuring of operations, reducing the number of production facilities from 13 to eight, was completed in the first half of the year. The closure of the last plant took place in June 2014. As the number of employees in the affected French smoked plant accepting job opportunities in a close by plant was lower than targeted, we recognized additional restructuring costs in the amount of NOK 38.8 million in 2014. Improvements in yield and underlying efficiency were reported during the course of the year. Processing costs per kilogram produced were reduced by 5.4% from 2013 to 2014 as a result of actions taken to improve efficiency. The improvement was particularly strong for variable production costs.

Morpol
Morpol's Operational EBIT for the year ended December 31, 2014 was NOK 138.5 million, compared with NOK 62.6 million in 2013. Since Morpol was only consolidated into the Group's figures from September 30, 2013, 2014 represents the first full year of operations within the Marine Harvest Group. The Operational EBIT margin for the year ended December 31, 2014 was 3.0% compared with 4.6% for the three months ending December 31, 2013 (the high season). The margin was negative in the first quarter of 2014 due to high raw material prices and low volume sold. Despite the challenging French market for cold-smoked products due to the economic recession, our operations have been able to grow volume through the introduction of new products and increased sales of fresh premium and specialty products. Total volume sold for the year ended December 31, 2014 was 49,215 tonnes end product weight (excluding by-products). Total processing costs per kilogram produced increased by 12.8% from 2013 to 2014 due to changes both in the product mix and in the operating plant mix. Morpol is the world's largest secondary processor of salmon as measured by volume of salmon produced, and the fish processing plant in Ustka, Poland is the largest in Europe measured by volume of capacity.

IN 2014, OUR USTKA PLANT PRODUCED 45,562 TONNES OF END PRODUCTS, WHICH EQUALS 900,000 SALMON MEALS PER DAY *

* Assuming that one portion consists of 140 grams of end product

OPERATIONAL PERFORMANCE BY COUNTRY OF ORIGIN

Set out below are certain operating metrics by country of origin of our harvested salmon for the years ended December 31, 2014, 2013 and 2012:

OPERATIONAL PERFORMANCE BY COUNTRY OF ORIGIN 2012 - 2014

	NORWEGIAN ORIGIN	SCOTTISH ORIGIN	CANADIAN ORIGIN	CHILEAN ORIGIN	IRISH ORIGIN	FAROE ISLANDS ORIGIN	OTHER	TOTAL
2014								
Harvest volume of salmon 1)	258 021	48 858	26 697	67 504	6 260	11 532	-	418 873
Average price achievement 2)	100%	109%	100%	106%	-	107%	-	102%
Contract coverage 3)	41%	56%	-	23%	89%	2%	-	36%
Quality - superior share 4)	93%	94%	84%	86%	88%	96%	-	91%
Feed cost (NOK per kg) 5)	-	-	-	-	-	-	-	12.99
Operational EBIT (NOK per kg) 6)	11.81	9.62	9.4	4.7	5.2	14.28	—	10.16
EBIT (NOK per kg)	13.05	5.33	4.1	1.35	7.48	4.98	-0.71	8.67
2013								
Harvest volume of salmon 1)	222 494	48 389	33 059	28 281	5 883	5 665	-	343 772
Average price achievement 2)	94%	92%	101%	101%	-	98%	-	95%
Contract coverage 3)	37%	61%	2%	32%	-	6%	-	37%
Quality - superior share 4)	88%	94%	86%	87%	87%	95%	-	89%
Feed cost (NOK per kg) 5)	-	-	-	-	-	-	-	12.61
Operational EBIT (NOK per kg) 6)	10.83	12.45	10.19	-2.32	-5.02	14.86	-0.37	9.34
EBIT (NOK per kg)	16.36	15.66	17.21	0.76	-4.58	30.93	-1.39	13.56
2012								
Harvest volume of salmon 1)	255 306	40 261	40 217	40 222	9 407	6 893	-	392 306
Average price achievement 2)	105%	112%	97%	110%	-	101%	-	105%
Contract coverage 3)	31%	62%	5%	30%	-	-	-	33%
Quality - superior share 4)	90%	96%	85%	90%	92%	95%	-	90%
Feed cost (NOK per kg) 5)	-	-	-	-	-	-	-	11.75
Operational EBIT (NOK per kg) 6)	3.23	3.8	-3.48	-2.26	1.45	1.76	-0.33	1.64
EBIT (NOK per kg)	5.45	3.68	-4.13	-4.05	-2.26	2.97	0.61	2.47

1) We measure our harvest volume in terms of tonnes of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

2) Our average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroe Islands origin, a derived NOS (NOS + a margin) for salmon of Scottish origin and Urner Barry for salmon of North American and Chilean origin. The market reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. Average price achievement measures our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices, or the quality of our sold fish is low, our achieved price will deviate from the reference price.

3) The contract coverage measure represents the percentage of our products that was sold pursuant to contracts. A contract is for this purpose defined as a commitment to sell our salmon at a fixed price for a period of three months or longer. We have a sales contract policy aimed at limiting our exposure to short and medium term fluctuations in salmon prices.

4) The superior share of salmon is the percentage of salmon harvested as superior salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as production or ordinary grade product at a lower price.

5) Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested fish by tonnes of gutted weight of salmon harvested.

6) Operational EBIT at Group level and by country of origin is a non-IFRS financial measure.

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was record high at NOK 3,046.6 million for the year ended December 31, 2014 compared with NOK 2,410.3 million for the same period in 2013. Operational EBIT per kilogram was NOK 11.81 compared with NOK 10.83 in 2012 due to slightly increased salmon prices, improved price achievement and increased harvest volume (reflecting positive scale effects), partially offset by increased costs mainly due to sea lice mitigation and reduced survival. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Norwegian origin was NOK 3,367.2 million in the year ended December 31, 2014 compared with NOK 3,641.2 million in the same period in 2013. EBIT per kilogram was NOK 13.05 in 2014 compared to NOK 16.37 in 2013.

Price and volume developments

The reference price was slightly higher in 2014 compared with 2013 as the European market remained strong throughout the year. Our price achievement for the year ended December 31, 2014 was equal to the reference price, which was an improvement from the same period in 2013 of 6% below the reference price. The improvement was primarily due to a more favorable contract portfolio and improved quality. The contract share was 41% in 2014 in a market with falling prices in the second half of the year, compared with 37% in 2013 in a market of rapidly increasing prices. The superior share of salmon harvested in 2014 was 93% compared with 88% in 2013. In 2013, the quality of our salmon was affected by winter wounds.

Harvest volume in the year ended December 31, 2014 was record high at 258,021 tonnes gutted weight, an increase of 35,527 tonnes from the same period in 2013 of 222,494 tonnes gutted weight. Higher seawater temperatures and improved growth, combined with increased smolt stocking in 2013 contributed to the increase in harvested volume.

MEASURED IN 140 GRAM C-TRIM PORTIONS, WE HARVESTED 3.6 MILLION MEALS OF SALMON OF NORWEGIAN ORIGIN PER DAY IN 2014.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2014 increased by 5.3% compared with the cost of salmon harvested in 2013. The primary driver for the cost increase was a rise in the cost of lice and AGD mitigation combined with reduced survival, mainly due to losses during lice treatment. The cost of feed for the fish harvested in 2014 was 0.9% higher than in 2013. Other seawater costs per kilogram of fish harvested were higher in 2014 than in 2013 due to higher lice pressure contributing to an increased number of treatments and harvesting of small fish due to fallowing requirements and biological challenges. As in previous years, sea lice mitigation costs for the fish harvested in 2014 were high. The exceptional cost related to sea lice mitigation amounted to NOK 302.9 million in 2014, almost the double compared with NOK 154.1 million in 2013.

Non-seawater costs per kilogram of fish harvested in 2014 increased by 4.6% compared with 2013 due to reduced survival mainly after lice treatment, partially offset by the increase in harvest volume (reflecting positive scale effects). Exceptional mortality totaling NOK 87.5 million was recognized in 2014. Exceptional mortality costs in 2013 were NOK 33.2 million.

Eight of our Norwegian sites were ASC certified in 2014.

KEY FIGURES BY REGION IN NORWAY 2014

(NOK MILLION)	SOUTH	WEST	MID	NORTH	TOTAL
Operational EBIT	**534**	**1 081**	**681**	**750**	**3 047**
Harvest volume	51 501	81 059	63 462	61 998	258 021
Operational EBIT per kg	**10.38**	**13.34**	**10.74**	**12.09**	**11.81**
Superior share	92%	95%	93%	90%	93%

Salmon of Norwegian Origin by region

In 2014 we split our Norwegian unit into four regional Business Units for operational follow up, recognizing that each region in Norway is similar or bigger in size than our Business Units in Scotland, Chile and Canada. In the following we provide a summary of the 2014 performance by region without comparison to historic performance.

Region South

Operational EBIT in Region South in 2014 totaled NOK 534.3 million, while volume harvested was 51,501 tonnes gutted weight. Operational EBIT per kilogram harvested was NOK 10.38. Operationally, 2014 was challenging for this region due to warm seawater temperatures, and PD and CMS causing exceptional mortality in the amount of NOK 25.2 million. The generation harvested in the second half of the year was a generation of high costs due to AGD treatment and mitigation efforts. Three sites were certified against the ASC standard during the year.

Region West

Operational EBIT in Region West in 2014 totaled NOK 1,080.9 million, while volume harvested was 81,059 tonnes gutted weight. Operational EBIT per kilogram harvested was NOK 13.34, making Region West the best performing Norwegian region in 2014. The region was facing increasing lice mitigation costs in 2014 and recognized exceptional mortality mainly as a result of treatment losses in the amount of NOK 30.5 million during the year. Three sites were ASC certified in 2014.

Region Mid

Operational EBIT in Region Mid in 2014 totaled NOK 681.4 million, while volume harvested was 63,462 tonnes gutted weight. Operational EBIT per kilogram harvested was NOK 10.74. Biological challenges contributed to high cost for fish harvested during the year as the region was facing increasing lice mitigation costs and reduced survival. Exceptional mortality, mainly due to lice treatment losses in the amount of NOK 20.6 million was recognized in 2014. Two sites were ASC certified during the year.

Region North

Operational EBIT in Region North in 2014 totaled NOK 749.5 million, while volume harvested was 61,998 tonnes gutted weight. Operational EBIT per kilogram harvested was NOK 12.09. Cost of harvested biomass was high in the first half of the year due to high lice mitigation costs and ordered harvest in an area of multi-resistant lice to comply with area fallowing requirements. Exceptional mortality, mainly due to lice treatment losses in the amount of NOK 11.2 was recognized in 2014.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was NOK 470.2 million for the year ended December 31, 2014 compared with NOK 602.7 million for the same period in 2013. Operational EBIT per kilogram was NOK 9.62 in 2014 compared with NOK 12.45 in 2013. Biological challenges caused increased costs and reduced survival in 2014. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Scottish origin was NOK 260.5 million in the year ended December 31, 2014 compared with NOK 757.8 million in the same period in 2013. EBIT per kilogram was NOK 5.33 in 2014 compared with NOK 15.66 in 2013.

Price and volume developments

The reference price was lower in 2014 compared with 2013 due to the strengthening of the GBP towards the NOK, where the NOK is the currency from which the reference price is derived.

OUR PRICE ACHIEVEMENT FOR SALMON OF SCOTTISH ORIGIN FOR THE YEAR ENDED DECEMBER 31, 2014 WAS 9% ABOVE THE REFERENCE PRICE, WHICH WAS A SIGNIFICANT IMPROVEMENT FROM THE SAME PERIOD OF 2013, WHEN THE ACHIEVED PRICE WAS 8% BELOW THE REFERENCE PRICE.

The price achievement was impacted by high contract coverage in a market with falling prices in the second half of 2014. In 2013, the price achievement was negatively impacted by a high contract share in a market of rapidly increasing prices. The contract coverage was 56% and 61% in 2014 and 2013 respectively. With a superior share of 94% in 2013 and 2014, the effect of downgrading on the price achievement has been limited.

Harvest volume in the year ended December 31, 2014 was similar to the corresponding period in 2013 at 48,858 tonnes gutted weight compared to 48,389 tonnes in 2013.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2014 increased by 14.1% compared with the salmon harvested in the same period in 2013, due to increased costs in all main categories. Feed cost per kilogram fish harvested increased by 2.5% in 2014, due to higher feed prices partially offset by improved feed conversion rates. Other seawater costs and non-seawater costs per kilogram increased by 14.9% and 33.8% respectively compared with 2013. The increase in these costs was mainly due to costs associated with biological challenges (increased treatment and mitigation costs, harvesting of small fish, mortality losses and write down). As a result of the biological challenges we decided to harvest out one site early due to poor fish performance. The cost per kilogram at this site exceeded the net realizable value, and a write down totaling NOK 9.1 million was therefore recognized in December. In addition, reduced survival was recorded at several sites due to algae, AGD and lice treatments. Exceptional mortality totaling NOK 71.4 million was recognized in 2014, compared with NOK 17.5 million in 2013.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was NOK 251.1 million for the year ended December 31, 2014 compared with NOK 336.8 million in the same period in 2013 due to a 19.2% reduction in volume harvested. Operational EBIT per kilogram was NOK 9.40 in 2014 compared with NOK 10.19 in 2013. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Canadian origin was NOK 109.5 million in the year ended December 31, 2014 compared with NOK 569.0 million in the same period in 2013. EBIT per kilogram was NOK 4.10 in 2014 compared with NOK 17.21 in 2013.

Price and volume developments

The reference price was lower in the year ended December 31, 2014 compared with the same period in 2013 due to the increase in harvest volume of salmon of Chilean origin. The supply of North American salmon also started to increase in the third quarter of 2014 after a dip in supply in 2013 and first half of 2014. This increase in supply coincided with a significant surge in supply of Chilean salmon, which resulted in significant price pressure. Our price achievement in 2014 was in line with the reference price, which was slightly down from the price achievement in 2013 of 1% above the reference price. There were no contracts for salmon of Canadian Origin in 2013 and 2014. There were no exceptional costs for claims and discards attributed to Kudoa recognized in 2014. In 2013 such costs totaled NOK 16.9 million. The superior share was 84% in 2014, compared with 86% in 2013.

Harvest volume in the year ended December 31, 2014 was 26,697 tonnes gutted weight compared with 33,059 tonnes in the same period in 2013. The reduction was due to reduced smolt stocking in 2012.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2014 increased by 10.1% compared with the salmon harvested in the same period in 2013 due to lower volume harvested (reflected in negative scale effects) and increased feed and other seawater costs. The feed cost per kilogram of fish harvested in 2014 increased by 5.8% compared with 2013. The cost of feed increased by a higher percentage, but improvements in the feed conversion rate partially mitigated the feed price effect. Other seawater costs per kilogram of fish harvested in 2014 were higher than for the fish harvested in 2013, due to higher labor, repair and maintenance and medication costs (including mitigation costs related to predation and lice management). Non-seawater costs per kilogram of fish harvested increased compared to 2013 due to the reduction in harvested volume (negative scale effects).

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK 317.0 million for the year ended December 31, 2014 compared with NOK - 65.7 million in the same period in 2013. Operational EBIT per kilogram was NOK 4.70 in 2014 compared with NOK -2.32 in 2013. Our operational EBIT in 2013 was affected by one quarter without harvest, due to a decision to reduce the smolt stockings late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Chilean origin was NOK 90.8 million in the year ended December 31, 2014 compared with NOK 21.5 million in the same period in 2013. EBIT per kilogram was NOK 1.35 in 2014 compared with NOK 0.76 in 2013.

Price and volume developments

The reference price was at the same level in the year ended December 31, 2014 compared with the same period in 2013 despite the strong overall increase in the harvest volume of salmon of Chilean origin. Our price achievement for 2014 was 6% above the reference price. This was up from the price achievement in 2013 of 1% above the reference price due to favorable spot price achievement in the

US and Brazilian markets and a more favorable contract portfolio. The contract coverage was reduced from 32% in 2013 to 23% for the year ended December 31, 2014, as we were reluctant to enter into contracts in a market where spot prices were reduced to a loss making level. The contract contribution was positive in 2014, compared with slightly negative in 2013. The superior share for salmon of Chilean origin was 86% in 2014 compared with 87% in the same period in 2013.

Harvest volume in the year ended December 31, 2014 was significantly higher than in 2013 at 67,504 tonnes gutted weight compared to 28,281 tonnes gutted weight in 2013 due to good seawater growth and increased smolt stocking in 2013.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2014 was reduced by 16.7% compared to the salmon harvested in the same period in 2013 due to good seawater growth and higher harvest volume (reflecting positive scale effects). The feed cost per kilogram of fish harvested in the 2014 decreased by 4.2% compared with the fish harvested in 2013 as a result of improved feed conversion rates and reduced cost per kilogram feed. Other seawater costs per kilogram of fish harvested in 2014 were 13.2% lower than for the fish harvested in 2013, due to good seawater growth and a more favorable size mix for fish harvested in 2014 compared with in 2013, when we had to early harvest some sites in order to comply with the mandatory fallowing periods. Non-seawater costs per kilogram of fish harvested in 2014 were reduced by 46.6% compared with fish harvested in 2013 due to high harvest volume (reflecting positive scale effects) and reduced mortality losses. Exceptional mortality costs were NOK 7.5 million in 2014 and related to losses in a smolt production unit. Exceptional mortality costs in 2013 were NOK 18.5 million and related to reduced smolt stocking (culling) and mortality caused by low oxygen levels in the sea.

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK 32.6 million for the year ended December 31, 2014 compared with NOK -29.6 million in the same period in 2013. Operational EBIT per kilogram amounted to NOK 5.20 in 2014 compared with NOK - 5.02 in 2013. The operational EBIT achieved in 2013 was a result of substantial biological challenges impacting both cost and price achievement. The 2013 biological issues also impacted the cost of harvested biomass in 2014, but reduced biological challenges during the year contributed to significantly improved Operational EBIT for the year. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Irish origin was NOK 46.8 million in the year ended December 31, 2014 compared to NOK -26.9 million in the same period in 2014. EBIT per kilogram was NOK 7.48 in 2014 compared to NOK -4.58 in 2013.

Price and volume developments

As our Irish operation mainly produces organic salmon there is no reference price available for benchmarking. Prices achieved were down by 1% for the year ended December 31, 2014 compared with the same period in 2013 as the market for organic salmon remained stable. Our contract share was 89% in 2014, compared to 93% in 2013. We experienced a slight increase in the superior share of salmon harvested from 87% in 2013 to 88% in 2014.

Harvest volume in the year ended December 31, 2014 was 6,260 tonnes gutted weight compared with 5,883 tonnes in 2013. Volumes harvested were in both years influenced by high mortality in the standing biomass in the second half of 2013. As a consequence of the 2013 losses, limited volume was harvested in the first quarter of 2014 in order to grow the remaining fish to a higher average weight.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2014 decreased by 19.4% compared to the salmon harvested in the same period in 2013 due to improvement in the biological situation resulting in reduced losses. In 2013, we faced significant biological challenges in the form of amoebic gill disease and pancreas disease. Very high seawater temperatures during the summer caused challenges for sea lice and AGD mitigation actions.

Salmon of Faroe Islands Origin

Operational EBIT

Our Operational EBIT for salmon of Faroe Islands origin was NOK 164.6 million for the year ended December 31, 2014 compared with NOK 84.2 million in the same period in 2013. Operational EBIT per kilogram was NOK 14.28 in 2014 compared with NOK 14.86 in 2013 due to a strong European market for salmon, and good prices achieved in the Russian market, when Russia banned imports of salmon from all other European origins in the third quarter. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Faroe Islands origin was NOK 57.4 million in the year ended December 31, 2014 compared to NOK 175.2 million in the same period in 2013. EBIT per kilogram was NOK 4.98 in 2014 compared to NOK 30.93 in 2013.

Price and volume developments

The reference price was relatively stable for the year ended December 31, 2014 compared with the same period in 2013 due to strong European demand. Our price achievement in 2014 was 7% above the reference price, which was an improvement from the price achievement in 2013 of 2% below the reference price due to good spot price achievement compared to the reference price in the Russian market. The contract coverage was 2% for the year ended December 31, 2014 compared with 6% in 2013.

Harvest volume in the year ended December 31, 2014 was 11,532 tonnes gutted weight compared to 5,665 tonnes in the same period in 2013 due to good seawater growth and the effect of an uneven smolt stocking pattern.

Costs and operations

Total cost per kilogram of our salmon of Faroe Islands origin harvested in the year ended December 31, 2014 increased by 4.6% in compared with salmon harvested in the same period in 2013 mainly due to a renegotiated third party processing contract contributing to increased processing costs.

LIQUIDITY, CASH FLOW AND BORROWINGS

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash on hand, revenues generated from our operations and, to a lesser extent, loans and other financings.

Our principal needs for liquidity have been, and will likely continue to be, costs of raw materials, including fish feed, and other working capital items, capital expenditures, servicing of our debt, dividend payments and acquisitions. We believe that our liquidity is sufficient to cover our working capital needs in the ordinary course of our business.

Our cash as of December 31, 2014 was NOK 1,408.2 million compared to NOK 606.2 million as of December 31, 2013 and NOK 335.3 million as of December 31, 2012. Cash comprises cash and bank deposits, including restricted funds. Restricted funds comprise employee's tax deduction accounts as well as deposit accounts pledged as security.

Our NIBD was NOK 9,267.9 million at December 31, 2014, NOK 7,790.7 million at December 31, 2013 and NOK 5,381.0 million at December 31, 2012. The increased from December 31, 2013 to December 31, 2014 was mainly due to the increased in debt as a result of the acquisition of assets from Acuinova and the payment of dividend in 2014 (NOK 3,423.8 million). The increase from 2012 to 2013 was mainly due to the increase in debt as a result of the acquisition of Morpol and the payment of dividend in 2013 (NOK 825.3 million), combined with builup of working capital in the amount of NOK 1,748.8 million. The conversion of the EUR 225 million convertible bond issued in 2010 had a positive effect on NIBD of NOK 1,782.9 million in 2013.

CAPITAL EXPENDITURES

Our capital expenditures primarily relate to investments into our operating facilities and equipment used in our operations. Net capital expenditures were NOK 1,711.7 million for the year ended December 31, 2014, compared with NOK 1,901.6 million for the year ended December 31, 2013 and NOK 662.3 million for the year ended December 31, 2012. Of our total net capital expenditures in 2014, NOK 357.2 million were attributed to the construction of our fish feed plant in Norway which commenced operations in July 2014.

CASH FLOWS

The following table summarizes our cash flows for the years ended December 31, 2014, 2013 and 2012:

CASH FLOW 2012 - 2014

MARINE HARVEST GROUP (NOK MILLION)	2014	2013	2012
Cash flow from operations	3 944.2	2 023.0	1 552.9
Cash flow from investments	-1 245.9	-2 473.3	-1 057.6
Cash flow from financing	-2 025.8	631.9	-451.8
Currency effects on cash	83.5	11.4	-10.6
Net change in cash in period	**756.0**	**193.0**	**32.9**
Cash – opening balance [1]	439.1	246.1	213.2
Cash – closing balance [1]	**1 195.1**	**439.1**	**246.1**

[1] Excluding restricted cash

Cash flows from operations

Cash flow from operations for the year ended December 31, 2014 totaled NOK 3,944.2 million, compared with NOK 2,023.0 million in 2013. Improved operational earnings and a more positive development in working capital were the main factors contributing to the improvement.

Cash flow from operations for the year ended December 31, 2013 was NOK 2,023.0 million, compared with NOK 1,552.9 million for the same period in 2012. The improved earnings in 2013 compared to the same period in 2012 were offset by a negative development in working capital of NOK 1,748.8 million.

Cash flow from investments

Cash flow from investments for the year ended December 31, 2014 totaled NOK -1,245.9 million, compared with NOK -2,473.3 million in 2013. The difference was primarily due to proceeds from the disposal of assets held for sale in the amount of NOK 1,181.7 million. This derived mainly from the divestment of farming and processing activities on the Orkney and Shetland Islands, a move required to obtain approval for the Morpol acquisition.

Cash flow from investments for the year ended December 31, 2013 was NOK - 2,473.3 million, compared with cash flow from investments of NOK – 1,057.6 million in 2012. The difference was primarily due to payments related to the acquisition of Morpol, construction of the fish feed plant in Norway and an increased overall capital expenditure plan for the existing operations in 2013.

Cash flow from financing

Cash flow from financing for the year ended December 31, 2014 was NOK -2,025.8 million, compared with NOK 631.9 million in 2013. In line with the dividend policy, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million in 2014. In 2013, dividend paid amounted to NOK 825.3 million.

Cash flow from financing for the year ended December 31, 2013 was NOK 631.9 million, compared with NOK – 451.8 million for the same period in 2012. In 2013, the proceeds from new financing facilities were used for repayment of existing interest-bearing debt and dividends, while in 2012 the available cash flow was mainly used for repayment of interest-bearing debt.

BORROWINGS

As of December 31, 2014 our main outstanding borrowing facilities consisted of a EUR 555 million syndicated borrowing facility, two convertible bonds of EUR 350 million and EUR 375 million and an unsecured bond of NOK 1,250 million.

For further description of our borrowing facilities and bonds refer to Note 11 – Interest-bearing debt to the Group Financial Statements.

For further description of how to analyze our performance refer to Part IV – Analytical information.

PLANET
SUSTAINABLE AND ENVIRONMENTALLY RESPONSIBLE DEVELOPMENT

Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

2014 AT A GLANCE

Eight sites ASC certified in 2014 and 14 sites under assessment.

Top position in the Climate Disclosure Leadership Index (CDP).

11% reduction in greenhouse gas (GHG) emissions per tonne of fish produced in our farming operations.

23% increase in GHG emissions per tonne of fish sold in our sales and marketing business area, due to more energy intense processing methods.

Six escape incidents and 2,052 escaped fish.

100% of net pens in Marine Harvest Canada are made from a more resilient material (high-density polyethylene, HDPE).

Marked reduction in Pancreatic Disease mortality and no cases of Infectious Salmon Anemia.

Increased utilization of and success with cleaner fish in Norway, Scotland and Ireland.

Extraordinary sea lice situation in Scotland.

Our own feed complies with our Sustainable Salmon Feed Policy.

LONG TERM AMBITIONS

MATERIAL ASPECTS	LONG-TERM AMBITIONS
Climate friendly food production	Set targets for long-term reduction in GHG emissions and deliver accordingly.
Escape prevention	Zero escapes
Fish health management	>99.5% monthly survival
Sea lice management	Expand our integrated sea lice management model throughout our operations, and ensure sea lice control is based principally on non-medicinal approaches and reduced medicine use.
Medicine use	Broader implementation of new management approaches and non-medicinal control methods. Limit the use of antibiotics in our operations.
Biodiversity	100% ASC certified by 2020.
Sustainable feed	Fully implement the global sustainable feed policy.

THE GLOBAL PICTURE - CLIMATE FRIENDLY FOOD PRODUCTION

THE CHALLENGE AND THE OPPORTUNITY

We live in a world that is facing major environmental challenges, including climate change and the depletion of natural resources, but also a world where future food production needs to match global demand. Fish farming can improve the world's standard of living by producing food that combines quality and healthy eating, while at the same time delivering a reduced carbon footprint. Of all farmed vertebrate production, fish farming is one of the most climate-friendly ways of producing protein. The carbon footprint of farmed salmon is only 2.9 kilogram CO2 equivalents/kilogram of edible product compared to 5.9 and 30 kilogram CO2 equivalents/kilogram of edible product for pork and beef respectively (SINTEF, 2009).

OUR EFFORTS

Endorsing global sustainability initiatives

Delivering continuous excellence means tackling environmental challenges in a holistic way. Our commitment to becoming 100% Aquaculture Stewardship Council (ASC) certified by 2020 has helped us to target improvements in key areas. As identified by hundreds of stakeholders involved in the development of the ASC salmon standard, including environmental NGOs, these areas include fish escapes, nutrient release, biodiversity, use of medicines and sustainable feed raw materials. In addition to environmental indicators, the ASC standard also includes numerous social indicators to ensure that salmon farming is undertaken not only in an environmentally but also a socially responsible manner.

BY THE END OF 2014 WE HAD ACHIEVED ASC CERTIFICATION OF EIGHT SEA SITES AND INITIATED THE AUDITING PROCESS AT 14 ADDITIONAL SITES

In Norway, Region South, we were able to certify 13% of our active sites and 17% of our harvested volume. In Region West we certified 14% of our active sites and 13% of our harvested volume, while in Region Mid we certified 11% of our active sites and 16% of the harvested volume. These results reaffirm that in 2014 we were one of the leading suppliers of ASC farmed salmon. The positive results reflect the commitment of our ASC implementation teams (in Norway, Scotland, Ireland, Faroe Islands, Canada and Chile), and their dedication to our ambition of 100% ASC by 2020. In 2015, we will move forward with our ASC implementation strategy, aiming for a minimum of 20 new ASC sites.

ASC CERTIFIED SITES AND SITES UNDER ASSESSMENT

CANADA

2014: 1 site under assessment
2015: 1 site certified

NORWAY

2014: 8 sites certified
11 sites under assessment
2015: 19 sites certified
3 sites under assessment



IRELAND

2014: 1 site under assessment
2015: 1 site certified

SCOTLAND

2014: 1 site under assessment
2015: 1 site certified

2014: *8 SITES CERTIFIED*
14 UNDER ASSESSMENT

2015: *22 SITES CERTIFIED*
3 UNDER ASSESSMENT

Public reporting information for our ASC sites is available at *www.asc-aqua.org*.

At Marine Harvest we have been asking ourselves how we can contribute to raising the bar when it comes to the sustainability of the industry. Driving change demands collaboration and this is why, in 2013, Marine Harvest co-founded the Global Salmon Initiative (GSI) in partnership with 14 peer companies. This global sustainability initiative aims to make significant progress towards fully realizing a shared goal of delivering a highly sustainable source of healthy protein to feed a growing global population, while minimizing our environmental footprint, and continuing to improve social conditions. GSI now has a presence in nine countries worldwide, includes 18 different salmon farming companies and represents more than 70% of the industry. As an active member of GSI we have contributed towards:

- *Developing best practices for sea lice management (biosecurity taskforce)*
- *Sharing knowledge and experience with other partners on non-medicinal approaches to managing sea lice (biosecurity taskforce)*
- *Evaluating alternative EPA and DHA-rich resources (feed and nutrition taskforce)*
- *Sharing knowledge and experience with regard to ASC implementation (standards taskforce)*
- *Discussing key sustainability indicators (standards taskforce)*

For more information on the key focus areas for GSI, go to: *www.globalsalmoninitiative.org*.

We have also implemented the ten universal principles of the United Nations (UN) Global Compact, the largest voluntary corporate citizenship initiative in the world. The Global Compact encourages responsible business practices in relation to the environment, human and labor rights, and the battle against corruption.

In 2014, our sustainability efforts have been recognized by the Carbon Disclosure Project (CDP), which gave us a top disclosure score (95 out of 100) for our strong commitment to transparency on energy use and greenhouse gas emissions.


ALBATERN
BATERN

Marine Harvest Scotland worked with Scottish firm Albatern to test their wave energy generation system.

Addressing climate change

Fish farming is dependent on thriving aquatic ecosystems which are particularly vulnerable to the effects of a warming planet. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. We see our role in this environment to act responsibly, transparently and proactively. One of the most important components of the long term strategy (up to 10-15 years) from a climate change point of view has been to increase value chain control, both to reduce risks and also to improve logistics and be able to impact the life cycle footprint of our products. One of our most substantial business decisions has been to build a green field fish feed plant in Norway, to reduce delivery risks, reduce distance to the production facilities and potentially curb third party related climate risks and emissions. Potential long term consequences of climate change are extreme weather such as tropical storms and hurricanes, and we are conducting studies to understand how our production systems can become more resilient to conditions like this. We also run a continuous monitoring of potential new fish diseases and mortality that may be linked to increased temperatures.

In 2014 we continued to take significant steps to address the challenge of climate change by:

- *Continuing and improving our GHG emissions disclosure by submitting data to the CDP, an independent non-profit organization that holds the largest worldwide database on corporate climate change.*
- *Achieving a reduction in the feed conversion rate (FCR) from 1.15 to 1.11 (see section on Sustainable feed). This means we used approximately 20,000 tonnes less feed to achieve the same harvested biomass. Using less feed reduces consumption of raw materials and energy.*
- *Switching from diesel to an onshore electrical power supply at 9 sea sites in Norway.*
- *Evaluating the feasibility of introducing a hybrid system at the Gorstan (Scotland) sea farm, which would use batteries to offset the use of diesel generators. Initial findings show that financial savings and carbon emission reductions are possible using such hybrid systems, although fully meeting peak demand proved challenging at times.*
- *Investing in energy saving initiatives at our new feed plant in Norway. Key initiatives at our feed plant include customized facilities and equipment powered by liquefied natural gas (LNG) and electricity, as well as heat recovery systems.*
- *Supporting research on the use of renewable energies at exposed sites. We are investigating the feasibility of using renewable energy sources to meet the demand for power at our offshore sites in Ireland (MaREI project - Marine Renewable Energy Ireland). In Scotland we worked with the Scottish firm Albatern to test their wave energy generation system. This system can be deployed in close proximity to farm equipment, potentially providing power to the farm and to other users.*
- *Optimization of crew transportation by land – our operations in Canada continued to use crew transportation vans, eliminating 832 car trips per week. In Canada we also discontinued six floatplane charters per week from Port Hardy to Klemtu in favor of a scheduled flight and water taxi. This allowed us to save approximately 46,800 liters of aviation fuel in 2014, in addition to improving crew safety.*

2014 RESULTS

We achieved top position in the Climate Disclosure Leadership Index for the second consecutive year. This result reflects a score within the top 10% of the Nordic 260 sample. This important achievement reflects our commitment to corporate climate accountability.

Each year, we work with an independent third party to review our energy use and GHG inventory according to the GHG protocol.

The results below show both energy use and GHG emissions from 2012 to 2014, the base year being 2012. There are some minor corrections to previous results in 2012 and 2013 based on improved data quality.

The table and figures below summarize our energy use and GHGs in 2014 (now including Morpol and our feed plant). Total group energy consumption and GHG emissions were 1,581 TJ and 105,530 tonnes CO_2e respectively.

ENERGY AND GHG EMISSIONS IN MARINE HARVEST GROUP 2012 - 2014

	2014	2013	2012
Energy use			
Direct energy use (Scope 1)	980	705	741
Indirect energy use (Scope 2)	601	486	435
Total energy use (TJ)	**1 581**	**1 191**	**1 176**
GHG emissions			
Direct energy use (Scope 1)	69 671	51 741	54 323
Indirect energy use (Scope 2)	35 860	32 171	26 786
Total GHG emissions (tonnes CO2e)	**105 530**	**83 912**	**81 018**

* Indirect energy emissions refer to electricity consumption and district/indirect heating, while direct energy emissions refer to the use of fossil fuels such as diesel, fuel oil, gasoline/petrol, heating oil, natural gas and propane/LPG. The methodology used for the carbon accounting is A Corporate Accounting and Reporting Standard (Revised Edition). The chosen consolidation approach for emissions was operational control. All figures are direct consumption reported by each business unit, multiplied by an energy conversion factor and carbon emission factor per unit consumed. No estimates have been made. All emission and conversion factors for direct emissions are from DEFRA 2014, while emission factors for indirect energy use are based on a three-year rolling average calculation (2010-2012) using International Energy Agency statistics. The emission factor for electricity consumption in Norway is the Nordic average production mix 2010–2012. The GWP reference is IPCCAR2 -100 years.
All six greenhouse gases are taken into account and converted into carbon equivalents (CO_2e), although only CO_2, CH_4 and N_2O are relevant for the 2014 carbon accounting report. All figures listed as CO_2 in the report are metric carbon equivalents.

TOTAL ENERGY CONSUMPTION SCOPE 1 + 2 (TJ) 2014


4.2%
11.2%
2.0%
1.9%
15.7%
38.0%
0.1%
27.0%
Electricity
Diesel
District heating
Fuel oil
Gasoline/petrol
Heating oil
Natural Gas
Propane/LPG

Electricity from non-renewable sources and diesel accounted for 65% of total energy use, a similar result as in previous years.

In order to show the GHG intensity per business unit we used an intensity ratio defined as kg CO_2e (scope 1+2) per a relevant intensity ratio for each business.

In the Farming Business Area, the intensity of our GHG emissions (i.e., kg CO_2e per tonne produced) has been reduced by 11% since 2013. This reduction can be explained by several sites in Norway switching from diesel to onshore-generated electrical power and having a shorter production cycle at sea compared with previous years. Business Units in Scotland and Norway produce half of the Group's overall GHG emissions. Our farming units in Chile, Faroe Islands and Regions Mid and West in Norway achieved an overall emissions reduction. Most of the reduction was achieved by reducing direct fossil energy consumption, while most of the operations had an increase in electricity consumption in 2014.

Our new Feed Business Area reported a total of 79 kg CO_2e per tonne feed produced. This value will be used as our baseline for future comparisons.

Our Sales and Marketing Business Area, which includes our processing units and sales offices across the globe, showed an increase in GHG emissions intensity from 48 to 59 kg CO2e per tonne of end product sold. This represents a 23% increase compared to 2013 and was related to the inclusion of higher energy-intensive processing at Morpol.

INTENSITY OF GHG EMISSIONS PER BUSSINESS AREA 2012 - 2014


160
140
120
100
80
60
40
20
0
Farming (kg CO2e/produced tonne biomass produced in seawater)
Feed (kg CO2e/tonne feed produced)
Sales and Marketing (kg CO2e/tonne sold end product)
2012
2013
2014

PRIORITIES GOING FORWARD

Energy use and GHG emissions represent one of the most complex environmental issues for Marine Harvest, as it covers all our operations: feed, farming and sales and marketing. In 2014, we focused our energy and GHG efforts on improving our reporting systems, mainly from our new feed plant and new processing plants acquired during 2013. We recognize the opportunity for a more targeted approach, where energy saving projects will result in measurable energy reductions. In 2015, we will consolidate our reporting systems, continue to support energy saving projects and aim to set reduction targets for energy use and GHG emissions.

ESCAPE PREVENTION

THE CHALLENGE

A cornerstone of our sustainability strategy is working towards our goal of zero escapes. The escape of salmon from seawater pens is perceived as a threat to the environment. It can have potentially undesirable genetic effects on wild salmonid populations through interbreeding, and impair their ecological status through predation, competition or infection.

OUR EFFORTS

Our goal is for zero escapes. There is, however, no simple solution for achieving this goal. Only an integrated approach that continuously assesses and improves our operations and equipment will bring effective results. We have developed a comprehensive global standard on escape prevention and mitigation that has been rolled out in all our operations, both seawater and freshwater. Our standard establishes guidelines to enable our farming operations to achieve excellence in areas that influence the risk of escape incidents. Guidelines include training, equipment, operations, reporting and site-specific risk assessment. In 2014, we refined our global standard by initiating a gap analysis between the standard and our current practices. This exercise has allowed us to identify areas for improvement in 2015.

In 2014, we developed and rolled out a new information-sharing concept, comprising a summary of the main causes, corrective actions and recommendations following any escape incident. These escape information sheets are then distributed to all our site managers, ensuring that we share important learning points across our operations.

In Scotland, we have provided in-house containment training for all freshwater staff. In addition, seawater staff have received a refresher course where appropriate. In Scotland, containment improvements have also focused on replacing nylon nets with high-density polyethylene (HDPE) nets, which are more robust in seawater. Further investments in pens and moorings have also contributed to the good results obtained in 2014. The Scottish Technical Standard (STS) has been completed and will be introduced throughout the industry during 2015. Compliance with the STS demands that the industry fulfils the conditions it lays down by 2020.

In 2014, Canada completed a full implementation of HDPE nets, replacing 100% of the nylon nets. Anti-predator nets are also used where necessary (around 50% of sites).

To realize our ambition of zero escapes we need to engage proactively in the latest scientific and technological developments. In 2014, we participated in the research project (FARMSALMTRACK – Mineral fingerprinting for tracing of escaped fish) in collaboration with peer companies, the Norwegian Veterinary Institute (NVI) and VESO (Veterinærmedisinsk Oppdragssenter AS). This ongoing project is aimed at establishing a tracking method based on trace mineral profiles in the scales of the fish. We believe this project will enable third-party identification of the origin of escaped salmon in the future.

2014 RESULTS

After 73,744 fish escaped in 2013, we were able to cut this number to 2,052 in 2014. This equates to 0.002% of all the smolt we transferred to the sea.

THIS YEAR WE ACHIEVED A REMARKABLE REDUCTION IN THE NUMBER OF ESCAPED FISH.


0,002%
of the fish transferred to the sea escaped in 2014

In 2014, we recorded six escape incidents: three in Scotland (total of four escaped fish), two in Norway (total of 48 escaped fish) and one in Chile (total of 2,000 escaped fish). From an ASC compliance standpoint, this means that all our sites, with the exception of one in Chile, would be in full compliance with the limit set by ASC (300 escaped fish during a production cycle). Our operations in Ireland, Canada and the Faroe Islands recorded zero escape incidents.

NUMBER OF ESCAPE INCIDENTS AND FISH ESCAPED 2012 - 2014

BUSINESS UNIT	2014		2013		2012	
	NUMBER OF ESCAPE INCIDENTS	NUMBER OF ESCAPED FISH	NUMBER OF ESCAPE INCIDENTS	NUMBER OF ESCAPED FISH	NUMBER OF ESCAPE INCIDENTS	NUMBER OF ESCAPED FISH
Norway	2	48	3	60 534	2	2
Scotland	3	4	2	210	-	-
Canada	-	-	-	-	1	7
Chile	1	2 000	4	10 000	1	400
Ireland	-	-	-	-	-	-
Faroe Islands	-	-	1	3 000	2	2 741
Total	**6**	**2 052**	**10**	**73 744**	**6**	**3 150**

The main causes and corrective actions taken after each escape incident are indicated below.

PROFILE OF ESCAPE INCIDENTS 2014

2014 PROFILE OF ESCAPE INCIDENTS					
BUSINESS UNIT	SITE	FRESHWATER/ SEAWATER	NUMBER OF ESCAPED FISH	CAUSE OF ESCAPE	CORRETIVE ACTIONS
Norway	Bremnessvaet	Seawater	10	Operational: net cleaning/net handling	Meeting with net cleaning companies and improved procedures for net handling.
	Lindvik	Seawater	38	Operational: propeller damage	Improved procedures for boats operating close to pens.
Scotland	Ewe	Seawater	2	Operational: sampling	Development of a secondary net to be used during sampling.
	Greshornish	Seawater	1	Operational: net handling	Improved procedures on net handling.
	Garry	Freshwater	1	Operational: sampling	Development of a secondary net to be used during sampling.
Chile	Pulelo	Seawater	2 000	Operational: net handling	Evaluation of the resistance of nets during bath treatments, and improved procedures for net handling.

We know that 2015 will be a more challenging year as an escape incident in Norway resulted in 18,247 escaped fish in January. Net handling during a hydrogen peroxide treatment appears to be the main cause for this incident. During the first quarter of 2015, we also experienced two additional escape incidents, in Norway and Chile. The final number of escaped fish and causes are being investigated.

PRIORITIES GOING FORWARD

Looking to the future, we will continue our efforts to minimize operational failures by improving our escape prevention plans and implementing new net materials and designs. We will also strengthen our focus on training and continue to share information throughout our operations to ensure we remain in a strong position to face the challenge posed by fish escapes.

FISH HEALTH MANAGEMENT

THE CHALLENGE

Reduced fish survival represents a financial cost and impacts overall fish welfare.

OUR EFFORTS

Our goal is to rear healthy fish and safeguard the welfare of our stocks. Our approach to fish health management is to farm our fish under conditions that satisfy their biological needs for food, clean water and space. The application of good management practices and high standards of biosecurity, under the supervision of our fish health professionals, contributes to the optimization of fish health and survival.

We ensure that our fish obtain the necessary nutrients for good health throughout their lives, and we constantly monitor water quality. We stock our fish at densities that safeguard their welfare, reduce the risk of health challenges and enhance stock performance. Coordinated fallowing and synchronized production are vital components of our farming practices, and reduce biological risk within operational areas.

We vaccinate 100% of our fish to reduce the risk of disease. Biosecurity programs and veterinary health plans are an integral part of our day-to-day operations, and all our sites are monitored continuously by fish health professionals.

FISH HEALTH MANAGEMENT IN MARINE HARVEST


FISH
✔ Optimal nutrition
✔ Good fish welfare
✔ Diagnostics and surveillance
✔ Stress avoidance
✔ Minimum handling
✔ Vaccination
✔ Good smolt quality
✔ Safe transport
✔ Wellboat biosecurity
SITE
✔ Water quality management
✔ Biosecurity
✔ Dedicated and professional staff
✔ Disease prevention
✔ Biosecurity and veterinary health plans
✔ Contingency plans
✔ Record keeping
✔ Optimal stocking densities and final stocking densities
AREA
✔ Risk management
✔ Fallowing
✔ Synchronised production
✔ Regulations
✔ Zone management and firebreaks

2014 RESULTS

Once again, the Group's average monthly survival rate (percentage biomass) in seawater came to 99%. Of the total number of fish lost in seawater, infectious and non-infectious losses accounted for 24% and 76% respectively. The main causes of reduced survival in the Group, in terms of fish numbers and biomass, are presented below.

Some of the main non-infectious losses may, to some extent, relate to infectious conditions, in particular "Treatments" (for lice control) and "Poor performers". Improving the general health status of our stocks will therefore reduce non-infectious losses.

MAIN CAUSES OF REDUCED SURVIVAL 2014

	INFECTIOUS		NON-INFECTIOUS	
	FISH NUMBERS	BIOMASS	FISH NUMBERS	BIOMASS
1	HSMI	CMS	Treatments	Treatments
2	AGD	HSMI	Poor performers	Poor performers
3	PD	SRS	Transport to sea	Algal blooms
4	CMS	AGD	Algal blooms	Wounds

Further implementation of strategic biosecurity and management measures, with a particular focus on alleviating the causes of Pancreas Disease (PD), resulted in a marked reduction in losses in 2014,

WITH CLOSE TO ZERO PD LOSSES IN SCOTLAND AND SIGNIFICANTLY REDUCED LOSSES IN IRELAND AND NORWAY.

The incidence of Heart and Skeletal Muscle Inflammation (HSMI) was comparable with 2013. Losses to Cardiomyopathy Syndrome (CMS) characteristically fluctuate year-on-year, and this disease, for which there is no vaccine, was more prevalent again in 2014. With regard to Infectious Salmon Anemia (ISA), we continued to apply our strict monitoring and risk management approaches. As in previous years, there were no outbreaks of ISA registered in the Group in 2014. During the year, we implemented broodstock selection for Infectious Pancreatic Necrosis (IPN) resistance on our Mowi strain, thereby making resistant stocks available for operations in Norway where IPN has a sporadic influence.

Despite greater vigilance and diligence with regard to Amoebic Gill Disease (AGD), the spread of the transmitting agent in Norway, coupled with extended periods of exceptionally high average water temperatures in the summer, resulted in increased losses.

Survival rates in the Faroe Islands and Chile continued to be exceptionally high, despite an increase in losses associated with Salmonid Rickettsial Septicemia (SRS) in the latter country. This highlights the increased infection pressure represented by Piscirickettsia salmonis (the agent responsible for SRS) in the industry as a whole.

IN 2014 WE STRENGTHENED BOTH OUR FISH HEALTH AND R&D RESOURCES IN THE GROUP, AND EXPANDED OUR RESEARCH PORTFOLIO.

PRIORITIES GOING FORWARD

Our primary focus in 2015 will be to maintain our current concentration on the health and welfare of our stocks, and further improve survival in our operations. We will continue our focus on disease prevention and mitigation, and the application of robust biosecurity measures. Several major projects on AGD, PD, HSMI and selection for disease resistance are expected to contribute to improved survival in the coming years and the achievement of our long-term target of >99.5% monthly survival. We will continue to support industry initiatives to enhance our overall knowledge, as well as better tools to further improve fish health. We will continue to engage in developing better industry practices through the Biosecurity Taskforce of the Global Salmon Initiative.

SEA LICE MANAGEMENT

THE CHALLENGE

Effective sea lice management is important from both a welfare and cost perspective, and to ensure that sea lice on farms do not have any negative impact on wild salmonid stocks. The reduced sensitivity of sea lice to several medicines in some areas means alternative control options must be utilized.

OUR EFFORTS

We strive continuously to improve our approach to sea lice management, and minimize the number of adult female lice per fish, especially during the period when wild salmon smolts migrate from rivers. Our goal is to manage sea lice in an integrated manner and reduce the use of medicines, through the application of strategic, management, preventative and non-medicinal measures.

We have increased our utilization of cleaner fish (wrasse and lumpsucker) in Norway, Scotland and Ireland, and we remain at the forefront of cleaner fish development and commercial production in each of these countries. In Chile we have also pioneered cleaner fish development, and field trials in 2014 showed very promising results. We have developed several very promising management approaches and non-medicinal methods, which we will implement more broadly in 2015. Some excellent examples here are the deployment of skirts around pens and/or deep lights to prevent infection, and the lice flusher (a mechanical wiping system where the fish are exposed to jets or columns of water which remove lice), which has been used extensively in parts of Norway. We have also adapted certain management practices to reduce sea lice pressure (including fallowing routines, stocking density management, use of clean nets), and have continued an intensive process of sharing best practices for lice management between our operations.

In addition to working diligently at the operational level, we have significantly increased our resources and investments in sea lice R&D (see R&D section). Our extensive project portfolio focuses primarily on developing non-medicinal methods and implementing a strategy of

INTERVENTION AT PEN LEVEL TO KEEP ADULT FEMALE LEVELS WELL BELOW CURRENT THRESHOLDS.

This will minimize internal and external infection pressure and reduce the need for medicinal intervention. Other projects target innovative physical and biological methods to prevent infection, and in 2014 some of these showed the potential for commercialization.

We respect precautionary statutory (trigger) limits, set by relevant authorities, on the maximum number of lice per fish. These limits vary based on the type of lice, time of year and jurisdiction. While we make every effort to keep sea lice levels below these limits, we may at times exceed them, for example during extended periods of elevated water temperatures when lice levels can change rapidly. If sea lice levels approach trigger limits they are managed either with non-medicinal methods or licensed medicines.



Source:
Botngaard AS - skirts around pens to prevent sea lice infection



INTEGRATED SEA LICE MANAGEMENT DIAGRAM

STRATEGIC MEASURES

- Use of best farm locations (e.g. water exchange, external exposure/ impacts)
- Coordinated year-class production and area fallowing
- Robust legislation and voluntary agreements

MANAGEMENT MEASURES

- Closely monitoring the lice population
- Maintaining low adult female lice levels at cage level
- Maintaining clean nets
- Routine removal of moribund fish
- Sufficient equipment and resource availability

PREVENTATIVE MEASURES

- Water discharge filtration (wellboats and processing plants)
- Use of barriers to reduce external infection pressure
- Protect fish from "infection zone" (e.g. filter skirts)
- Keep fish below "infection zone" (e.g. deep lights, deep feeding, snorkel)
- Health promoting and anti-lice diets

TREATMENT MEASURES

Non-medicinal

- Mechanical lice removal (e.g. flusher)
- Freshwater treatments
- Thermal lice removal (e.g. heated water)
- Cleaner fish for biological lice removal

Medicinal

- Coordinated and synchronous intervention
- Monitoring for medicine sensitivity and treatment success
- Alternation between products

2014 RESULTS

In recent years, costs associated with sea lice management (mainly in Norway, Scotland and Chile) have risen, and a further cost increase was observed in 2014. This trend is principally related to reduced sensitivity of lice to several medicines in some areas and the increased use of hydrogen peroxide. The broader application of new management approaches and non-medicinal methods is expected to curb this trend.

A shining example of a successful integrated approach to sea lice management is our operation in Agder (Region South Norway). Operating alone in the area (with six sites), effective cleaner fish use and management have held lice levels well below thresholds for several years, to such an extent that no medicinal intervention has been required since 2010. Several other sites in Norway, Scotland and Ireland also demonstrated outstanding success with cleaner fish coupled with other non-medicinal methods, negating the need for medicines in 2014.

The average monthly percentage of sites above statutory limits for each Business Unit per year is shown below. In 2014, the percentage of sites that exceeded these limits (average monthly basis) was only slightly up for the Group and Norway compared to 2013, but continued to be lower than in previous years. Further declines were observed in Chile, Ireland and the Faroe Islands, reflecting our continued diligence with regard to sea lice management. Developments in Scotland were, however, disappointing. Abnormally high water temperatures for extended periods, insufficient cleaner fish capacity and limited access to non-medicinal solutions, resulted in extraordinarily high lice numbers during the summer and autumn.

The increased losses associated with treatment interventions (see section on Fish Health Management) also highlights the need to develop alternative management approaches and non-medicinal methods.

% OF SITES ABOVE NATIONAL SEA LICE TRIGGER LEVELS 2012 - 2014


50
40
30
20
10
0
Norway 8 3 5
Scotland 15 10 28
Ireland 20 9 8
Faroe Islands 8 6 4
Canada 6 0 6
Chile* 24 8 3
Group 12 6 8
2012
2013
2014

* limits in Chile changed in 2013

PRIORITIES GOING FORWARD

Maintaining low levels of sea lice in our operations will remain our first priority (for more information see the R&D section). In the short-term we will broaden the implementation of cleaner fish and other non-medicinal methods, improve monitoring and ensure adequate capacity and response time for intervention when needed. We will embed the strategy of maintaining low adult female levels (below current thresholds) in our operations through pen level intervention. Our longer term ambitions are to expand the integrated management model throughout our operations and to ensure sea lice control is based principally on non-medicinal approaches and reduced use of medication. From our strengthened R&D platform we will deliver new knowledge and additional tools to further optimize sea lice management.

MEDICINE USE

THE CHALLENGE

Medicinal treatment poses a fish welfare risk and represents a cost to the industry. The use and environmental safety of licensed medicines (although approved by the competent authorities) is often perceived negatively by stakeholders.

OUR EFFORTS

With our strong focus on optimizing fish survival and preventing disease, licensed medicines are only used when absolutely necessary. If fish contract an infection and require treatment, they are only treated with licensed medicines. We only use antibiotics when fish health and welfare are at risk from bacterial infection. Sea lice medicines are additional tools for managing infection and ensuring lice from farms do not impact wild salmonids. We only use licensed medicines that are prescribed and supervised by authorized veterinarians and fish health professionals.

2014 RESULTS

Lice management

Annual fluctuations in medicine use reflect our strategy of product rotation and the application of medicines that target specific infection patterns and stages of sea lice. In 2014, we reduced our use of oral medicines (mainly Releeze® in Chile) and marginally increased our topical medicine use (mainly Salmosan® in Norway) compared with 2013. The latter is related to product rotation and the use of less potent topical medicines. We again increased our use of hydrogen peroxide (which breaks down rapidly to oxygen and water in the environment) in several Business Units to rotate with and displace other medicines[1].

LICE MEDICINE USE: ACTIVE SUBSTANCE (GRAM OR LITER) PER TONNE BIOMASS PRODUCED 2009 - 2014

	ORAL (G/T)	TOPICAL (G/T)	PEROXIDE (LTR/T) [1]
2009	4.1	1.4	0.8
2010	1.1	2.0	4.9
2011	3.5	2.0	2.8
2012	0.8	4.8	10.9
2013	4.1	2.8	17.7
2014	1.6	3.3	24.1

[1] hydrogen peroxide is also used for the control of AGD

Bacterial challenges

As in previous years, no antibiotics were used in our operations in Norway or the Faroe Islands. This reflects minimal bacterial challenges and the great success of current bacterial vaccines.

Excellent improvements were also achieved in Canada and Ireland with antibiotic use bucking recent trends and dropping significantly.

For the Group, the use of antibiotics (gram of active substance per tonne produced) to combat bacterial infections increased from 26 gram in 2013 to 40 gram in 2014. This rise was driven by, and is correlated with, developments in Chile, and exemplifies the pattern of increasing infection pressure from Piscirickettsia salmonis (the agent responsible for Salmonid Rickettsial Septicemia) in the industry and the insufficient protection offered by today's vaccines against SRS. In Scotland there was also a slight upturn in use, related to multiple bacterial gill infections, which were exacerbated by higher water temperatures.

DESPITE THE RISE IN ANTIBIOTIC USE IN CHILE, THE NUMBER OF FISH TREATED IN THE GROUP REMAINED VERY LOW, AT ONLY 0.2% IN FRESHWATER AND 3.2% IN SEAWATER.

ANTIBIOTIC USE: ACTIVE SUBSTANCE (GRAM) PER TONNE BIOMASS PRODUCED 2012 - 2014


600
550
500
450
400
350
300
250
200
150
100
50
0
Norway
Scotland
Canada
Chile
Ireland
Faroe Islands
Group
2012
2013
2014

PRIORITIES GOING FORWARD

Limiting the application of antibiotics in our operations will continue to be an important priority, particularly in Chile. To achieve this, the development of more effective vaccines and the wider implementation of strict biosecurity standards and fish health management practices are a necessity to advance non-medicinal control of SRS. Broader implementation of new management approaches and non-medicinal control methods for sea lice are expected to contribute to further reductions in the use of oral and topical medicines.

BIODIVERSITY

THE CHALLENGE

The United Nations Convention on Biological Diversity has defined biodiversity as "the variability among living organisms, which includes the diversity at ecosystem, species and genetic levels". Several aspects of our operations can potentially impact biodiversity, such as lice loads, medicinal treatments, fish escapes and nutrient release.

OUR EFFORTS

We are committed to developing our business in a way that safeguards the planet's natural capital, including its biodiversity. We have taken a proactive role in several projects (see also the R&D section) that show our commitment to protecting biodiversity.

In 2014, we once again paid due regard to critical, highly sensitive environmental areas, special areas of conservation (SAC) and/or special protected areas (SPA) in the vicinity of our sites.

In Norway we operate three sites in a protected area (two in Region North and one in Region West) and have additional sites located on the border of wildlife conservation areas. We are mapping out the distance of these sites to SAC and SPA and aim to add this information in future reports.

In Scotland, we operate eight sites located in special areas of conservation (SAC). In these areas, the primary features protected are reef habitats, which could be affected by organic deposition from our sites. Strategies to safeguard these important areas of biodiversity include a detailed pre-stocking consultation process and survey work to ensure that the predicted impact does not extend into areas of protected habitat. In addition, a number of our Scottish sites are in proposed Marine Protected Areas, and we are directly engaged in the consultation process that is ongoing with regard to the development of these areas.

In Canada, 11 marine sites border the Broughton Archipelago Provincial Marine Park (BAMP), which is home to several species of marine mammals including orcas, harbor seals, harbor porpoises and sea lions as well as several species of wild salmon. In addition, river otters, mink, coastal deer, black bears, bald eagles and other seabirds are common within the park's boundaries. The average distance from our sites to BAMP is about 300 meters. Improvements to net strength and design has resulted in the complete removal of copper paint, greatly reduced sea lice numbers and the elimination of harm to seals and sea lions.

In 2014, Marine Harvest Ireland had five marine sites located within Special Areas of Conservation. These sites have several habitats listed on Annex I of the EU. Habitats Directive such as reefs, large shallow inlets, bays, tidal mudflats and sand flats. A further two marine sites are located within five kilometers distance from SPA's designated under the EU Birds Directive. For all of these protected sites, we undertake annual monitoring of the benthic populations resulting in a comprehensive database of sea bed animals under and adjacent to our sites. This coupled with careful feed management and site fallowing will continue to ensure that our production does not negatively affect such areas.

Another strategy we use to tackle biodiversity challenges is to maintain an ongoing dialogue with stakeholders, including NGOs, local communities, research groups and regulators. In this way we are in a better position to understand stakeholder concerns and expectations. In 2014, we renewed our partnership with World Wide Fund for Nature (WWF) Norway. Working together with WWF will continue to challenge us to advance our environmental performance.

2014 RESULTS

Collaborative initiatives are vital for our approach to biodiversity. As such we have engaged in a number of initiatives, highlighted below:

- *eDNA/RNA benthic metabarcoding – a project run in Norway in collaboration with the University of Geneva (Switzerland) and the University of Aarhus (Denmark) to develop a more eco-friendly technique (based on molecular tools) to measure the impact of our sites on benthic biodiversity.*
- *River Lochy restocking program – a project sponsored by Marine Harvest Scotland to help operate a dedicated wild-fish hatchery which produces fry and smolt which are used to restock the local river in Fort William. Sponsorship involves both financial and in-kind support, whereby we recycle used equipment and help re-deploy this at the hatchery. We also offer expertise and advice to the hatchery staff on rearing fish.*
- *River Garry restoration project – a collaborative project between the local fisheries trust and board, Scottish Hydro Electric, Rivers and Lochs Institute and Marine Harvest Scotland. The project seeks to produce additional numbers of fry to restock the upper reaches of the River Garry. We provide support through use of our rearing facilities and knowledge/advice on fish production.*
- *Ecosystem-based management schemes - Marine Harvest Canada and the Gordon & Betty Moore Foundation jointly fund researchers from World Wide Fund for Nature (Canada) and the Center for Ocean Solutions, Stanford University (California) to refine a cumulative effects model for the Pacific marine environment. The cumulative effects model mapped more than 38 activities along BC's coastline with the potential to affect the ocean, including fully marine, coastline and terrestrial sectors. Results indicated that the bulk of cumulative impacts derive from commercial fishing (57%), land-based activities (19.1%) and marine transportation (17.7%). Aquaculture represented only about 2.5% of the total benthic impact in the Pacific Northwest.*
- *Canadian Integrated Multi-Trophic Aquaculture Network – a project led by the University of New Brunswick aimed at understanding salmon aquaculture waste nutrient pathways that may be utilized to support the production of other aquatic species, such as shellfish, sea cucumbers and algae (seaweed). Marine Harvest Canada is an industry partner, and provided funding for the construction of a model cage-array for research into flow hydrodynamics through square and circle net cages (see picture). Data collection and modeling from this project is helping to determine the placement of co-culture species for optimal nutrient access.*
- *Aquaculture Ecology at the Norwegian University of Science and Technology (NTNU) – Marine Harvest Norway (Region Mid) has provided financial support for a 5-year professorship to focus on developing environmentally sustainable technology for resource utilization in the aquaculture industry.*

In 2014, we continued to support ongoing projects initiated in previous years, including:

- *Monitoring of migrating salmon, sea trout and farmed fish in the Etne River, Norway*
- *Wild salmon enhancement and cultivation program in the Vosso River, Norway*
- *Nutrient release, benthic fauna and macroalgae in Hordaland and Rogaland, Norway*
- *Sea lice surveillance on wild salmonids of the Romsdalen fjord in collaboration with the Norwegian Institute for Nature Research (NINA)*
- *EXPLOIT project – Exploit nutrients originating from fish farming in collaboration with SINTEF, the Institute of Marine Research and the Norwegian University of Science and Technology*

PRIORITIES GOING FORWARD

We will continue to refine our approach to biodiversity through internal and external engagement with key stakeholders. We expect that our formal partnership with WWF Norway will continue to flourish, and will help us play a significant role in protecting biodiversity. As we move towards our goal of becoming 100% ASC certified we will also ensure we continue to operate in a way that conserves the natural habitat, the local biodiversity and the overall ecosystem.



Model pens used to understand flow hydrodynamics in Canada



SUSTAINABLE FEED

THE CHALLENGE

When assessing salmon farming from a lifecycle point of view, feed remains the largest contributor to the environmental footprint.

OUR EFFORTS

To ensure Marine Harvest remains a frontrunner with regard to environmental responsibility, we prioritize the sourcing of sustainable feed ingredients, and work hard to utilize the feed as optimally as possible in our fish farms.

Over the past ten years the salmon industry and we have been able to reduce dependency on marine raw materials (fish meal and fish oil) in salmon feeds by around 50%. This has been possible due to a significant replacement of marine raw materials with vegetable sources in salmon diets and the use of high-quality by-products from poultry in Chile and Canada. However, such an improvement brings new challenges, including the use of sustainably sourced vegetable ingredients and a continuous effort to source marine ingredients from responsibly managed fisheries. We are committed to feeding our salmon the best raw materials available that will result in optimal health and welfare, and minimum environmental impacts. This ambition applies to both our external feed suppliers and our own internal feed supply.

IN 2014 WE REFINED OUR GLOBAL SUSTAINABLE FEED POLICY

which is summarized below:

1. **All ingredients used in salmon feed (marine and non-marine) should have a traceability system in place.**

2. **Marine raw materials should not originate from IUU (Illegal, Unregulated and Unreported) catches or from fish species classified as endangered (red list) by the International Union for the Conservation of Nature (IUCN).**

3. **Marine raw materials processed from whole fish should be sourced from suppliers who adhere to responsible fishery management practices (MSC and/or the IFFO RS scheme and/or achieve Fish Source scores ≥6 in all categories and ≥8 in the biomass category). More information on Fish Source Scores can be found at www.fishsource.com.**

4. **Marine Harvest supports efforts to increase purchases of sustainably sourced vegetable raw materials, e.g. soymeal certified under the Roundtable for Responsible Soy (RTRS), ProTerra or equivalent.**

5. **When expanding the portfolio of non-marine raw materials used in our feed, we will continue to support the inclusion of ingredients that originate from verified sustainable sources. All palm oil, if used in Marine Harvest's feed, should come from certified sources such as the Roundtable on Sustainable Palm Oil (RSPO) or equivalent.**

6. **Feed suppliers should be, as a minimum, GlobalGAP certified by an accredited certification body (CB).**

Marine Harvest Fish Feed is working towards full compliance with our own policy on Sustainable Salmon Feed. We are fully compliant with points 1 and 2 of our policy. In 2014, Marine Harvest Fish Feed sourced more than 70% of its marine resources from sustainable sources, as defined in our policy. For 2015, the aim is to be at the same level despite a challenging market situation. Peru is an important source for fish meal and fish oil, and the fourth-quarter 2014/January 2015 catch season for Peruvian anchovy was canceled due to low fish stocks. This has seriously affected the availability of these ingredients in the market for at least the first half of 2015. We also aim to source fish meal made from trimmings, and make this an important input factor. In 2014, we sourced soya proteins mainly from ProTerra certified sources. ProTerra certification means the suppliers can document ethical, socially responsible and sustainable behavior throughout the logistical chain, from growth to delivery. In addition, ProTerra certification documents that non-GM seed has been used. Marine Harvest Fish Feed is working to promote more sustainable palm oil production, as palm oil is a good energy source for fish feed. We have not used palm oil in 2014, and any future use will comply with our policy of sourcing from certified suppliers, such as RSPO or equivalent. Marine Harvest requires GlobalGAP certification from all our feed suppliers, and the same applies to our own feed. Since the fish feed production in Marine Harvest started up in 2014, the certification process is ongoing. The plan is to achieve certification in the second quarter of 2015.

We aim to go beyond 'business as usual'. Our ambition is to achieve transformational change. As such, we actively engage in global sustainability initiatives. In 2014, we have been involved in the development of the Responsible Operations Standard (ROS) for feed manufacturing which is the sustainability add-on to the existing GlobalGAP Compound Feed Manufacturers (CFM) Standard. The standard sets out a framework for the Responsible Operations Standard (ROS) for feed manufacturers, and defines essential elements for the development of best practices for the sustainable production of compound feeds that are acceptable to the leading retail groups worldwide. In 2014, our new Marine Harvest Feed also participated in ASC feed dialogues. This dialogue aims to develop an ASC Responsible Feed Standard that will set out the requirements for the aquaculture feed industry to operate on a more environmentally sound and socially responsible basis. The Marine Harvest Feed Organization has contributed expertise on marine ingredients.

The amount of environmental pollutants in today's farmed salmon is falling. It is already well below the levels approved by food and health authorities, and far from the levels detected in most wild fatty fish. Marine Harvest nevertheless wants to remove as much as we can of environmental pollutants from the fish oil used in our feeds. In 2014, we announced our commitment to start using cleaned oils sourced from the North Atlantic. This implies that both our own feed plant and external feed suppliers will source fish oils from the North Atlantic that have undergone a cleaning process to remove environmental contaminants before use. Introducing the use of cleaned fish oils means that our farmed salmon can be eaten 50-100 times per week without exceeding the tolerable weekly intake of dioxins and PCBs set by European health authorities. At the same time, we are helping to remove persistent organic pollutants from the environment.

2014 RESULTS

FCR development

The feed conversion rate (FCR) in salmon production is a precise measure of how efficiently feed raw materials are utilized. FCR measures the number of kilograms of feed needed to increase an animal's body weight by one kilogram. Biological FCR (bFCR) includes the biomass that dies during production, while economic FCR (eFCR) only includes sellable biomass at harvest. Feed conversion for salmon is a combination of the digestible energy density of the diets, growth rate, feeding control, health and welfare of the fish.

Since 2012 we have been recording and reporting bFCR for all fish harvested on a quarterly basis. From 2012/13 to 2014 the bFCR has been reduced by 3%. This amounts to approx. 20,000 tonnes less feed needed for our production in 2014. The implication is that we have consumed less raw materials and avoided the transport and manufacture of this substantial amount of feed.

FCR IN MARINE HARVEST GROUP
BECOMING MORE EFFICIENT IN FEED UTILIZATION


CATTLE
PORK
CHICKEN
MARINE HARVEST SALMON
4-10
3
2.2
1.11

Note: FCR of cattle varies between 4.2 and 9.8 depending on feed (finished on cereal or grass).

Source: Ytrestøyl et al. (2014), National Beef Association UK (2014), Volden, H and N.I Nielsen, (2011) Energy and metabolizable protein supply, www.journalofanimalscience.org

The main reasons for this improvement are general implementation of higher energy diets in all countries, combined with advances in feed control methods and improved growth rates. In particular, we have seen substantial FCR reductions in Chile and Canada. A bFCR of 1,116 for the whole Group is a great achievement, but we will continue to work to optimize this important parameter going forward.

Diet composition

The formulation of a salmon feed starts with a specification of the nutrients the salmon needs to demonstrate its potential. Nutrient composition and availability in relevant raw materials is well known. The mix of raw materials actually used in the diet is a dynamic cost optimization process based on availability and price. The feed pellets also need to have physical properties that keep them intact during transport from feed plant to the farming unit. Various sources of starch are used for this purpose.

WEIGHTED AVERAGE BFCR FOR FISH HARVESTED


1,20
1,15
1,10
1,05
1,00
1,147
1,153
1,116
2012
2013
2014

MARINE HARVEST FEED PELLET


13.9%
FISH MEALS
3.6%
PREMIXES AND SUPPLEMENTS
2.2%
OTHER PLANT PRODUCTS
23.2%
SOYA AND MAIZE PRODUCTS
22.8%
WHEAT PRODUCTS
0.4%
FUNCTIONAL INGREDIENTS
8.1%
FISH OILS
25.7%
RAPESEED PRODUCTS

Fish meal and fish oil inclusion

The need to use marine ingredients in fish feed has fallen steadily over the years. This is due to greater knowledge about how to replace fish meal and fish oil with other sources of protein and oil. Fish meal from sustainable fisheries is an attractive feed raw material, which is extremely efficient when fed to salmon. It is not always obvious from a sustainable point of view that the lower inclusion rate the better. During the first half of 2014, competitive prices encouraged the inclusion of fish meal in salmon feed formulations, and in some of our farming countries there has been a slight increase in the use of fish meal compared with 2013.

FISH MEAL INCLUSION IN % PER TONNE FEED USED 2010 - 2014 (WEIGHED AVERAGE EXCLUDING ENSILAGE/TRIMMINGS)


40
35
30
25
20
15
10
5
0
17 15 13 11 14
21 20 19 17 20
3 10 11 2 8
32 28 22 14 12
16 14 9 9 9
20 18 14 12 8
MHN
MHS
MHI
MHFa
MHCa
MHCh
2010 (avg)
2011 (avg)
2012 (avg)
2013 (avg)
2014 (avg)

FISH OIL INCLUSION IN % PER TONNE FEED USED 2010 - 2014 (WEIGHED AVERAGE EXCLUDING TRIMMINGS)


30
25
20
15
10
5
0
16 12 9 8 9
20 20 14 11 13
0 0 0 0 0
25 25 25 13 9
10 11 10 10 10
13 8 9 7 8
MHN
MHS
MHI
MHFa
MHCa
MHCh
2010 (avg)
2011 (avg)
2012 (avg)
2013 (avg)
2014 (avg)

The graphs above show actual figures for fish meal and fish oil inclusion (excluding fish meal from trimmings) in the Marine Harvest Group since 2009, and how this generally has been reduced in the commercial diets. Marine Harvest Norway (MHN), Marine Harvest Scotland (MHS) and Marine Harvest Ireland (MHI) used slightly more fish meal in 2014 than in 2013, while in Marine Harvest Faroe Islands (MHFa), Marine Harvest Canada (MHCa) and Marine Harvest Chile (MHCh) the levels continue to fall.

All fish oil used in Ireland for organic production originated from trimmings.

Marine Index and Fish in, Fish out

The Marine Index is the sum of fish meal and fish oil used as a percentage of the formulations. The table below shows the 2014 Marine Index for fish meal and fish oil, including trimmings, for our business units. The marine index is higher in Scotland due to customer specifications. For the Group as a whole

75% OF THE FEED RAW MATERIALS IS OF NON-MARINE ORIGIN.

The Fish in Fish out ratio is a measure of how much wild fish it takes to produce a given amount of salmon.

The table below shows the Group as a whole, and all countries except Scotland achieved a Fish in – Fish out ratio lower than 1. This means we used less wild fish than was produced by our farming operations. Such positive results are a consequence of our significant improvement in efficiencies of feed use and incorporation of alternative protein meals and oils in feed.

MARINE INDEX AND FISH IN FISH OUT RATIO 2014

	NORWAY	SCOTLAND	SCOTLAND LABEL ROUGE	IRELAND ORGANIC	CANADA	CHILE	GROUP
Marine Index incl. trimmings	24.4	34.8	53.8	72.2	18.6	15.3	25.0
FIFO	0.8	1.2	2.0	0.2	0.7	0.6	0.8

Note: Marine Index = % Fish meal in diet + % Fish Oil in diet; FIFO=((%Fish Meal in diet + %Fish oil in diet)/(%yield Fish meal + % yield Fish oil))*eFCR

Calculations – FFDRm/FFDRo/Marine Index/Fish in Fish out (FIFO)

Another way to show the dependence on wild fisheries for feed ingredients is to calculate the Forage Fish Dependency Ratio (FFDR). Forage Fish Dependency Ratio (FFDR) is the quantity of wild fish used per quantity of cultured fish produced and can be calculated based on fish meal (FFDRm) or fish oil (FFDRo). The ASC salmon standard has set limits for both FFDRm (<1.35) and FFDRo (2.95).

OUR FFDR FOR MEAL AND OIL IN 2014 ARE SHOWN BELOW PER QUARTER (Q) AND FOR THE FULL YEAR (YTD), AND SHOW THAT WE ARE BELOW THE LIMITS SET BY ASC IN ALL OUR BUSINESS UNITS

except Scotland's small-scale Label Rouge production. In Ireland, because of organic production, FFDRo is zero as all fish oil is sourced from trimmings.


WITH HARVEST
TRONDHEIM

FFDR MEAL EXCL TRIMMINGS 2014


3,00
2,50
2,00
1,50
1,00
0,50
0,00
ASC <1,35
MHN
MHSc RSS
MHSc LR
MHIr Org
MHCa
MHCh
MHG
Q1
Q2
Q3
Q4
YTD

FFDR OIL EXCL TRIMMINGS 2014


4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
ASC <2,95
MHN
MHSc RSS
MHSc LR
MHIr Org
MHCa
MHCh
MHG
Q1
Q2
Q3
Q4
YTD

Note: FFDRm = (%fish meal in feed from forage fisheries) x (eFCR) / 24; FFDRo= (% fish oil in feed from forage fisheries) x (eFCR) / 5.0 or 7.0, depending on source of fish; eFCR is the economic feed conversion ratio calculated as kg of feed/ kg of wet weight of aquaculture production.

Fatty acid profile

The reduction in the use of marine ingredients has an impact on the omega-3 levels of our salmon. Nevertheless, our salmon remain rich in omega-3 fatty acids (EPA+DHA), vitamins B12, E and D, and the minerals selenium and iodine. Results from our nutritional monitoring program show that our salmon are an important source of long-chain, heart-protecting marine omega-3 fatty acids (EPA and DHA), as well as being rich in proteins, minerals and vitamins.

OUR TESTING OF LONG-CHAIN UNSATURATED FATTY ACIDS SHOWS THAT OUR SALMON ARE A RICH SOURCE OF OMEGA-3, ≥ 1.0 G (EPA+DHA/100 G MEAT).

One to two salmon portions a week will therefore cover your weekly recommended intake of the long-chain marine omega-3 fatty acids.

PRIORITIES GOING FORWARD

We will continue to increase purchases of sustainably sourced marine and non-marine raw materials, and increase our purchases of feed based on such ingredients. All palm oil, if used in Marine Harvest's feed, should come from certified sources such as the Roundtable on Sustainable Palm Oil (RSPO) or equivalent. We will accept Book & Claim as an RSPO supply chain certification until the end of 2015. After that, a mass balance supply chain RSPO or identity preservation certification should be used. Moving forward we will continue to participate in the ongoing roundtable discussions for the development of an ASC Responsible Feed Standard.

We believe the coming years will be key to finding alternative EPA and DHA-rich sources that could further reduce our dependence on fish oil. Our own research and development facilities will contribute to creating new knowledge that we aim to translate into more sustainable feeds. Our efforts to secure sustainable sourcing of feed ingredients will always go hand in hand with the goal of ensuring that our salmon remain a rich source of omega-3 fatty acids.

Moving forward, we believe that by-products from fisheries and livestock food manufacturing processes are valuable resources that will contribute to sustainable growth in our industry. EU legislation now allows the use of by-products from land animals. We will continue to be guided by our customer's views on the use of these alternative raw materials.





Salmon feeding

PRODUCT
DELIVERING HEALTHY AND TASTY FOOD TO CUSTOMERS AND CONSUMERS

Marine Harvest will take the lead in delivering healthy, tasty and responsibly produced seafood to our customers. Through this, long-term financial solidity will be delivered.

2014 AT A GLANCE



The demand for salmon is still growing, and still has a great potential for further growth.



Morpol and Marine Harvest's value added business were merged into Marine Harvest Consumer Products.



The Mowi brand was launched in Japan.


REBEL
FISH

The Rebel Fish brand was launched in the USA.



Health authorities across the world recommend increased consumption of oily fish.

LONG TERM AMBITIONS

MATERIAL ASPECTS	LONG-TERM AMBITIONS
Product innovation	We want to be a driving force in creating market growth for value-added salmon products.
Healthy seafood	We will ensure that our salmon remains a healthy eating option for consumers.
Quality seafood	We will continue to deliver high-quality products that our customers can rely on.
Safe seafood	We will ensure that salmon remains a safe choice for consumers everywhere.

PRODUCT INNOVATION SALMON

Our main product is fresh whole salmon, which represented 47.6% of total sales revenues in 2014, compared with 52.6% in 2013. From 2013 to 2014 there has been a shift from fresh whole salmon sales towards sales of elaborated salmon products. The main reason for the increase in our sales of value-added products is the consolidation of Morpol, acquired in 2013.

For more information about our sales by product please see the Profit section.

THE OPPORTUNITY

The attractiveness of salmon as a foodstuff is undiminished.

The salmon market is now more or less global. However, consumption levels and penetration vary, depending on the maturity of the market, gross domestic product per capita and percentage of the population whose income exceeds a certain level. Even in the more mature markets of Europe, salmon consumption is small compared with pork, poultry and other sources of protein.

Today salmon is more or less seen as a generic product by customers and consumers. With an increasing number of markets that can be defined as mature, a need for differentiated products is emerging. The focus is shifting from volume to value.

OUR EFFORTS

Marine Harvest is present in 23 countries, and sell directly to more than 70 countries around the world. We can use the competitive advantage afforded by our fully integrated value chain, and competence from egg to finished products, to create unique products that deliver value for the consumer and our customers. This is more difficult for our competitors to copy.

Mowi project

The launch of the Mowi brand in Japan is an example of the introduction of a differentiated product. In this project, we started by identifying the consumers' needs, learning how they perceive salmon. Based on these findings, we established a project group from across the business and various functions with one goal: to make a product that meets the expectations of Japanese consumers for a premium product. The Mowi brand offers functional benefits related to color, firmness and size. However, to make it more unique we added an emotional component related to the fact this is our own unique stock originating from the Vosso river in Norway (to see the film used in the launch, please see: vimeo.com/106263933).

RESULTS IN 2014

We launched Mowi in June, and the reception from our customers was very good. We chose to start with exclusive distribution and picked the customer carefully. Retail sales are strong, which shows that the concept is relevant for Japanese consumers.

We have also carried out a few trials in other markets as well, with promising results.

PRIORITIES GOING FORWARD

We will continue to expand our distribution in Japan, and will introduce the concept in other markets where our consumer knowledge indicates it is relevant.


Mowi Salmon
Superior since 1964

PRODUCT INNOVATION VALUE-ADDED SEAFOOD PRODUCTS

We offer a wide range of value added products ranging from steaks, portions and loins to coated, smoked and elaborated products, including ready-to-eat and ready-to-heat products.

Our number one species by far is Atlantic salmon, mainly supplied internally. However, we also offer value-added products made from species like cod, pangasius, Alaska pollack, redfish, plaice, haddock and shrimp.

Below, we discuss general trends in the market for value-added seafood products, and our overall approach, followed by a geographic and per channel (retail, food service, industry) overview of our efforts. In 2014, salmon sales accounted for 91.7% of total revenues, compared with 91.0% in 2013.

Since 2012, our ambition has been to become the leading integrated protein provider of healthy, sustainable food from the ocean.

WE WANT TO BE A DRIVING FORCE IN MOVING THE MARKETS FROM IMMATURE TO MATURE, OBSERVING THAT SUCH A MOVE RESULTS IN A SIGNIFICANT INCREASE IN CONSUMPTION

The salmon market's road to maturity is illustrated below:

THE SALMON MARKET MATURATION


MATURE
- Penetration above 70%
- Everyday
- Short preparation time
Ready to prepare
Ready to cook
Ready to eat
Whole fish or filets
Filet without bones
Portions without skin and bone
- Low penetration
- Weekend consumption
- Long preparation time
IMMATURE

Source: Europanel/Norwegian Seafood Council

PENETRATION %


UK
Germany
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2009
2010
2011
2012
2013
2014

Percent of population eating salmon in a year

FREQUENCY #


UK
Germany
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2009
2010
2011
2012
2013
2014

Number of times per year salmon is eaten

In mature markets, penetration is high and the product is considered an "everyday" item, with a short preparation time. Mature markets are driven by broad selections and numerous choices. A market's stage in a product maturity cycle can be measured by the share of a population consuming the product in a given year, and the number of times per year the product is consumed.

The first graph above show the percentage of the population who have eaten fresh salmon during a given year (penetration) in a more mature market (the UK), compared with a less mature market (Germany).

The second graph above shows the average number of times the consumer eats salmon during a year (frequency) in a more mature market (the UK), compared with a less mature market (Germany).

For smoked salmon we do not see the same clear development with respect to the characteristics of a mature market. However, in most markets whole smoked fillet is now a niche product, the same with portions, and the market is dominated by pack sizes of 100-240 grams. In further developed markets for smoked salmon we generally observe one or several of the following new products:

- *Increased variety of flavors*
- *Ready-cut pieces for use in pasta and stir-fry dishes, or salads*
- *Ready to serve solutions as a starter*
- *Hot-smoked or poached to use as a "center of plate" or as a protein component in a salad.*

VALUE ADDED MARKETS BY GEOGRAPHY

The graph below shows the share of our revenues generated by sales of value-added products in % of total sales per region in the world.

VALUE ADDED PRODUCT SALES % PER REGION 2014


50%
40%
30%
20%
10%
0
Europe
America
Asia
Other
Fillets/portions
Elaborated

Elaborated products equals smoked, MAP, coated and specialty products for all species. Filets and portions does not include A and B trim fillets.

USA

<u>The opportunity</u>

Although 78% of the American population say they like salmon, this is not reflected in current consumption levels. Overcoming the barriers to consumption offers a great opportunity to create market growth.

<u>Our efforts – smoked products</u>

In the USA, we are the second largest producer of smoked salmon. Established in 1973, Ducktrap River of Maine is our strongest brand. The development in sales over the last five years has been very good. The brand has a strong foothold on the east-coast from Maine to Florida. However, due to capacity limitations, further expansion within the US was limited until recently. Towards the end of 2013, we doubled capacity at the plant, which has allowed us to capitalize on the opportunities for growth.

<u>2014 results - smoked products</u>

This year, we expanded our Ducktrap business to several new accounts across the country, and increased our presence in the "home market" on the east coast. In addition, with the acquisition of Morpol and the introduction of Morpol products in the US market, we are able to offer a full range of products, from value-for-money to high-end premium products.


DUCKTRAP
SALMON

Priorities going forward - smoked products
In 2015, we will continue our efforts to expand our sales of Ducktrap products in existing as well as new regions in the US market. We are currently the second largest producer of smoked salmon in this market, and our ambition is to continue to grow by giving new markets and consumer groups access to our products. We believe that our ability to offer a full range of smoked products will help to increase overall sales, and continue our efforts to expand the sales of Morpol smoked products in the US.

Our efforts – fresh products
During the Boston Seafood show we launched Rebel Fish, a brand that is breaking the rules in the seafood category as regards communication, look and, not at least, ease of preparation. Its slogan is "from fresh to finished in 90 sec".


SKINLESS, READY TO PREPARE WITH SEASONING PACKET INSIDE
Rebel Fish
THAI CHILI
FRESH ATLANTIC SALMON

The project started with an in-depth consumer study to really understand the challenges for the salmon consumer and why they did not eat more salmon. We established a consumer panel consisting of frequent users and light users from across the country. We sent samples and asked for feedback, using modern methods such as smartphone and virtual focus groups.

The feedback on the end product was extremely good. For example, half of the frequent users would stop preparing salmon in the way they had previously done, and would instead buy Rebel Fish and spend 90 seconds preparing the salmon, saving up to 40 minutes in the process.

2014 results - fresh products
In 2014, Rebel Fish was ranked as the second best seafood product launched during the year by Seafood International. Rebel Fish received high marks for its packaging, convenience and uniqueness. By the close of 2014, the product was on sale in 437 stores in the US.

Priorities going forward - fresh products
We will continue our efforts to capitalize on the potential of the concept, both by increasing distribution and developing the market

ASIA
The opportunity
In an Asian market study, we identified health and taste as strong drivers for food consumption.

Our efforts
Building on the identified consumer trends, we launched Supreme Salmon in Taiwan in 2013. Supreme salmon is a retail brand for fresh salmon, but in order to build awareness and gain a better understanding of the consumer, we also opened our own Supreme Salmon flagship restaurant in 2013. The brand has been very well received in the market, and the restaurant has given us valuable insight and understanding of consumer preferences.

Our strategy is to build the Supreme Salmon brand through flagship stores/restaurants, but generate most of our volume through retail partners.

2014 results
In 2014, we opened another restaurant in a food court in Taipei to verify how well we would perform in a more competitive environment, as well as to better understand how strong the concept is and how broad a reach the product has. The food court restaurant is so far outperforming our first restaurant.

Our overall sales of Supreme Salmon in 2014 were approximately 700 tonnes, with a significant increase towards the end of the year.

Priorities going forward
In 2015, we will continue to establish Supreme Salmon in Taiwan, and look at expansion into one or two additional geographic markets.


Supreme Salmon
Signature Salmon Fillet
Supreme Salmon
Supreme Salmon

EUROPE

The opportunity

Europe is by far the largest market for salmon. As this market in general is more mature than other regional markets, it represents a great opportunity for value-added products.

Our efforts

We acquired the largest salmon processer in the world, Morpol in 2013. In 2014, Morpol was merged with the former Marine Harvest Value Added Products to form Marine Harvest Consumer Products. The ambition of the new Business Unit is to become the seafood category leader, focusing on quality, innovation, brand building and excellence in consumer service. Through the integration of our operations, we will be better able to meet consumers' needs for seafood and have a dedicated, single point of contact to serve customers with a full product assortment, an important step for us in becoming a leading, integrated protein provider.

In 2014, we devoted considerable resources to restructuring and reorganizing our operations in Europe to make Marine Harvest Consumer Products a powerful force in driving the salmon and seafood market forward in Europe.

We have a significant private label production in Europe today, and in many markets and categories we hold the number one or number two position. We produce a full range of products with salmon as the main ingredient: smoked salmon, fresh salmon portions, frozen salmon delicatessen, ready to cook solutions, ready to eat products.

The illustration below shows our European Value Added production footprint as of end 2014.

PRODUCTION IN EUROPE

- Fresh pre-packed
- Hybrid companies
- Smokehouse
- Frozen


Rosyth
Ustka
Lebork
Lemmer
Oostende
Dunkerque
Bruges
Harsum
Boulogne
Praha
Landivisiau
Lorient
Burgos (joint venture)

Being able to offer the full range of salmon products to our customers across Europe gives us a competitive advantage, not only because we are almost alone in being able to do so, but it also gives us economy of scale in production, logistics, product development, etc. An example of our product development efforts is Harbour Infusions.

Harbour Infusions started life in Ustka, Poland four years ago. The product is a portion of salmon that is ready to serve after only three minutes in the microwave. The product delivers on both taste and increased convenience for consumers using microwaveable skinpack technology to ensure that consumers do not have to handle the fish prior to cooking. The innovative marinating method allows flavor to be evenly distributed and makes the fish more succulent. It also delivers on aroma while cooking, as research has shown that the smell of fish also is a barrier to increased consumption.

2014 results

In the third quarter of 2014, with no significant marketing support and limited distribution, Harbour Infusions became the biggest selling salmon portion-based meal in the UK.

Priorities going forward

In 2015, we will expand the distribution of Harbour Infusions across Europe and in the UK. We will target less mature markets, as the product delivers on convenience, a strong selling point for the end-consumer.


SALMON FILLETS
220 g
Harbour Salmon Co.
INFUSIONS

VALUE ADDED SALES BY MARKET CHANNEL IN EUROPE

Our market activities are also aimed at the different market channels. For us, the relevant market channels are: Retail, Food Service and Industry.

In the European market, our sales to the different market channels in 2014 broke down as indicated in the graph below.

VALUE ADDED SALES BY MARKET CHANNEL IN EUROPE


14%
4%
7%
75%
Retail
Foodservice
Industry
Distributors

Retail

The challenge and opportunity

Recent economic crises have resulted in the rise of the prudent consumer, which has impacted the retailer sector. Hard discounters, already well-placed with their lower priced product and value for money approach, have, in many markets, grown at the expense of more traditional retailers. As both these retail models try to maintain or increase market share, opportunities arise for those prepared to offer the right product portfolio at competitive prices.

Our efforts

With our large plant in Ustka, Poland, we are well placed to offer standard products at competitive prices to the retail channel. The size of the plant in Ustka helps us achieve economies of scale in our value-added processing.

Additionally, traditional retailers are now more focused on delivering a clear point-of-difference between themselves and discount retailers. We can play a pivotal role through product innovation and category management delivery to create a competitive distance for our customers.

In Europe, the larger store formats have in general seen sales stagnate, while convenience outlets are now at the forefront of both sales growth and product innovation, as suppliers attempt to deliver ever more convenient solutions to time-poor shoppers. Here, traditional food service and retail boundaries become blurred: Food-on-the-go, ready to consume out of home, is becoming increasingly common. We are continuing to invest in innovative products and packaging formats which meet the demands of these shoppers in terms of convenience, health and taste, as well as our retail customers with specific regard to shelf-life and price.

2014 results

We have continued to develop existing retailer relationships through a wider product assortment from the extensive product portfolio the business can now boast, while offering category management support to our key customers.

Priorities going forward

Armed with greater insight from both market and consumer-oriented research

> *WE PLAN TO OFFER BEST-IN-CLASS CATEGORY DEVELOPMENT OPPORTUNITIES FOR OUR KEY PARTNERS*

both branded and private label, to build stronger relationships with key retail customers across Europe.

Food Service

The opportunity

Food service has seen a major shift in recent years, with a de-skilling in the kitchen, particularly in the low to middle range, out-of-home market. This has put the onus firmly on ease of preparation, which requires, in many cases, tailored solutions for individual operators in terms of product, packaging and portion control.

Our efforts

Although our main focus of growth has been retail, particularly with respect to Morpol's development, we are now focusing heavily on utilizing our comprehensive sales and distribution network to deliver significant growth in food service sales.

We continue to track global food trends to ensure timely, ahead-of-the-curve delivery to our key markets of new recipe innovations in combination with optimal functional packaging.

2014 results

We have consolidated and built on our strong position with the Belgian hotels, restaurants and catering channel, expanding into other markets. We have emphasized the development of locally specific ranges to maximise sales opportunities and help develop long-term business growth in this important sector.

Priorities going forward

We will work more closely with the food service sector to develop an in-depth understanding not only of their current requirements, but also of future trends, to ensure that our key customers are able to benefit as quickly as possible from emerging cuisines and formats.

MARKET CHANNELS

RETAIL	FOODSERVICE	INDUSTRY
Hypermarkets Discounters Freezer centres Home Vending Cash & carry Fishmongers	Institutional Foodservice (Health, Education, Government, B&I) Commercial Foodservice (Organized, non-organized) Wholesalers	Packers Meal producers Salad producers Sandwich producers

RELIABLE CUSTOMER SERVICES

THE CHALLENGE

Safe and healthy food has become increasingly important to consumers and customers. Customers want reliable deliveries, consistent quality in line with agreed specifications, and assurance that all products are safe and healthy.

OUR EFFORT

As a supplier, we have to deliver on our customer's expectations, and we have put a lot of effort and energy into ensuring that we supply our customers with food that satisfies their requirements. Reliability is an integral part of our value "Trust". Our position as a preferred supplier can only be secured through our dedicated workforce, our global production platform, our food safety monitoring program, and our focus on continuous quality improvement. Marine Harvest is growing, and our global quality management standards ensure that we all operate in a uniform manner, that we share and implement best practices through the establishment of group operating standards, and that we all act in a responsible way.

2014 RESULTS

In 2014, we continued our monthly Food Safety and Quality network meetings, whose aim is to ensure a globally consistent approach, as well as to share and implement best practices. We continue to revise and renew our Group Quality System QMarine, and establish new standards where needed. In 2014, we also reorganized our sales and logistics operations in Europe, in order to make our operations more efficient and better support our customers. We have decided to initiate a customer survey in 2015, to verify that customers feel their needs are being met by the new organization.

PRIORITIES GOING FORWARD

We continuously strive to maintain trust in our supply of salmon, by improving our operating standards and systems, and by having dedicated employees who continue to deliver on their promises. We will use the 2015 survey results to adjust our approach if required.

HEALTHY SEAFOOD

THE CHALLENGE AND OPPORTUNITY

Salmon is perceived by most consumers to be a "super food", healthy and tasty, and rich in omega-3, proteins, minerals and vitamins. As salmon is becoming more central in consumers' everyday diets, its position as a super food will naturally be challenged.

OUR EFFORTS

To counteract negative media attention, we rely on documented research, and open and honest communication.

The health benefits of seafood in general, and oily fish like salmon in particular, have been extensively documented in the past year. In 2014, the health authorities in Europe (EFSA) , the USA (FDA) and Norway (Norwegian Scientific Committee for Food Safety, VKM) have recommended increased consumption of fish and fish products.

Pregnant women and young children have also been recommended to eat more fish in order to gain important developmental and health benefits. The VKM concluded that: 'The benefits of eating fish clearly outweigh the insignificant risk of current levels of pollutants and other known contaminants fish represents'. On this basis, the VKM recommended in their 2014 report that consumption restrictions for sensitive groups like pregnant women should be removed.

THE NORWEGIAN DIRECTORATE OF HEALTH RECOMMENDS A WEEKLY INTAKE OF AT LEAST 200 GRAMS OF OILY FISH, SUCH AS FARMED SALMON.

The VKM's conclusions and recommendations, and the two scientific reports from the EFSA and the FDA, were highly appreciated, and in line with our own documentation. We have over time set our own targets for, and tracked the raw materials used both in our own and third-party feed production, verifying that the raw materials used and the nutritional value of our farmed salmon meet our strict standards. Our test results have confirmed that our farmed salmon has a healthy profile, and have documented that it is a rich source of important nutrients like omega-3 fatty acids (EPA+DHA), vitamins B12, E and D, and the minerals selenium and iodine.

IN 2014, AS THE FIRST GLOBAL SALMON PRODUCER, WE DECIDED TO START CLEANING ALL RELEVANT FISH OIL USED IN OUR SALMON FEED.

Although the environmental pollutants in farmed salmon are declining, and are not only well below the levels approved by food and health authorities, but also far below the levels detected in most wild fish, we have taken the decision to clean all relevant fish oils used to feed our salmon. The cleaning of fish oil will reduce the levels of environmental contaminants like PCBs (both dioxin-like and non-dioxin-like PCBs) and pesticides by more than 90%. This means that consumers could eat 50-100 meals containing our salmon each week without exceeding the recommended intake of these substances.

2014 RESULTS

The following table provides an overview of the average value for certain important nutritional factors in one portion (140 gram) of Marine Harvest salmon in 2014.

PRIORITIES GOING FORWARD

In 2014, our own comprehensive internal nutritional monitoring and control program has been supported by independent published research projects in documenting that farmed salmon is a healthy product. However, we must expect that negative publicity will continue to attract media attention, and our approach to mitigating such publicity is to actively communicate our test findings to customers and consumers. By sharing these results we can document that farmed salmon is both safe and significantly healthier than most other food products.

NUTRITIONAL VALUES IN MARINE HARVEST SALMON 2014

NUTRITIONAL FACTORS	PARAMETER	VALUE MARINE HARVEST SALMON	% OF DAILY RECOMMENDED INTAKE	RECOMMENDED DAILY INTAKE (RI)*
Omega-3 fatty acids	Total EPA + DHA	2.15 g/140 g	859%	0.25 g/d
Vitamins	Vitamin B12	5.6 ug/140 g	280%	2 ug/d
	Vitamin D	8.4 ug/140 g	84%	10 ug/d
	Vitamin E	5.3 mg/140 g	59%	9 mg/d
Minerals	Iodine	0.03 mg/140 g	19%	0.15 mg/d
	Selenium	0.03 mg/140 g	47%	0.06 mg/d

* Nordic Nutrition Recommendations 2012 and EFSA.
On portion is by EU defined to be 140 gram of salmon.

ONE PORTION MARINE HARVEST SALMON


0.03 MG
Iodine
0.03 MG
Selenium
5.6 UG
Vitamin B12
8.4 UG
Vitamin D
2.15G
Long Chain Omega 3
5.3 MG
Vitamin E

SAFE SEAFOOD

THE CHALLENGE AND OPPORTUNITY

Salmon is perceived by most consumers to be a "super food", healthy, tasty and safe. Compared with many other food products, farmed salmon is subject to less food safety risk. Nevertheless, environmental pollutants, bacteria, viruses, pathogens or residues from medication may also be found in salmon products. As salmon is becoming more central in consumers everyday diets, its position as a super food will naturally be challenged also on the food safety side.

OUR EFFORTS

To counteract negative media attention, we rely on documented research and open and honest communication.

Recent reports from the Norwegian Scientific Committee for Food Safety (VKM), and European and American health authorities state that salmon is safe to eat and even recommend increased consumption for everyone, including sensitive groups (please see Healthy Seafood section). The VKM report documents that current levels of pollutants and other known contaminants in farmed salmon are very low.

In situations where contamination of our end products does occur, it could stem from poor quality feed, or water conditions in the farming process, from additives, ingredients, or contact with operators, equipment or packaging materials used during processing.

A possible food safety risk for the seafood industry is the presence of pathogens such as Listeria monocytogenes. Increased consumption of raw salmon has made it even more important to fully control this potential risk.

As a leading salmon processor, we have developed comprehensive surveillance programs to monitor desired and undesired content in feed and fish. Our surveillance programs are under continuous development. We are constantly asking how we can develop further and improve our risk management.

We are working to allocate resources to prevent incidents, and contribute to improved customer and market perception. We also put extensive into controlling the raw materials used in fish feed production, to ensure that farmed salmon remains healthier than most other food products.

2014 RESULTS

In June 2014, we started our own fish feed production. Prior to this, extensive resources were devoted to assessing risk and to evaluating and approving suppliers and raw materials for fish feed production. A comprehensive monitoring and control program for raw materials and fish feed was implemented.

HAVING OUR OWN FEED PLANT HAS GIVEN US 100% CONTROL

of what we feed our salmon, and the impact feed could have on the nutritional value and level of contaminants in the final product.

The main environmental pollutant risks found in fish feed are PCBs, dioxins and heavy metals which can be found as trace amounts in most food and feed. The level of dioxin-like PCBs and mercury in Marine Harvest's salmon in 2014 was once again far below the maximum limit for the strictest market (MRL).

LEVEL OF DIOXINS AND DIOXIN-LIKE PCB'S (PG WHO-TEQ/G) 2006 - 2014


2014
2013
2012
2011
2010
2009
2008
2007
2006
Max limit in most strict market
0
1
2
3
4
5
6
7

The level of dioxin and dioxin-like PCBs (PCDD/PCDF&DLPCB (pg TE(WHO)/g)) has been decreasing since we started monitoring in 2006. The level has always been far below the maximum limit for the strictest market (MRL for EU)

LEVEL OF MERCURY (MG/KG) 2006 - 2014


2014
2013
2012
2011
2010
2009
2008
2007
2006
Max limit in most strict market
0.00
0.05
0.10
0.15
0.20
0.25
0.30
0.35

Ever since monitoring started in 2006, the level of Mercury (mg/kg) has been far below the maximum limit for the strictest market (MRL in China).

Listeria-control is a priority area for us. In 2014, we reported four food safety incidents. None of them led to reported illness or negative impact for consumers. Two were related to detection of Listeria, and one of these involved a voluntary recall. In 2012 and 2013, we reported 26 and eight incidents respectively, and we believe the improvement confirms that our control system for food safety and quality is effective.

NUMBER OF FOOD SAFETY INCIDENTS AND CLAIMS


Food safety incidents
Food safety claims
26
71
2012
8
191
2013
4
24
2014

The graph shows the number of food safety incidents and food safety claims in the Marine Harvest Group in 2014, compared with 2012 and 2013.

Hygienic design of buildings and equipment is crucial to enable proper and efficient cleaning, and to avoid growth of Listeria biofilms that can cause contamination of the product. To mitigate this we are in the process of implementing CIP (Clean In Place) -system in areas it is difficult to clean. We have processing units where this has been installed for several years, with another unit installing CIP in 2014.

PRIORITIES GOING FORWARD

We will continue to focus on risk assessment and monitor the raw materials used in fish feed production. We will also direct resources to developing our supplier relations to achieve a better understanding of shared future challenges in this area.

Listeria management remains important in 2015. A new version of the Listeria Best Practice Manual will be implemented. This time, it will include a self-assessment tool, where each unit will have to score themselves on Listeria management, and identify and recommend where they have the potential for improvement. The manual will be a dynamic document, allowing best practices from different units to be added and shared across the Group.

In 2014 we shared quality and food safety skills and competence between the units to a greater extent than ever before. This was achieved through internal and external audits, and it was considered very positive for all those concerned. It is something we will continue in 2015.

QUALITY SEAFOOD

THE CHALLENGE AND OPPORTUNITY

Farmed salmon is a high quality product, but food quality issues relating to flesh color, flesh texture, visual defects and nutrient content must be managed in order to assure increasingly demanding consumers that we produce and sell high quality seafood products.

OUR EFFORTS

We put extensive effort into securing delivery of high quality seafood to our customers and consumers. We do that through our Group Quality System called Qmarine.

> *THE AIM OF QMARINE IS TO ENSURE THAT WE OPERATE WITH A COMMON APPROACH GLOBALLY;*

share and implement best practices through establishing group operating standards; and ensure that we act in a responsible manner.

To ensure that we are performing at a high level, we have introduced a global key performance indicator (KPI) structure that covers the value chain from egg to fork. The KPIs are reviewed and analyzed monthly, which helps us direct our resources to areas where additional attention is needed.

2014 RESULTS

Introduction of new quality procedures and systems

With fish feed production in house, we have worked to establish Qmarine quality procedures for this area of the value chain in 2014. We have also implemented several other procedures. One of them is how to guarantee that our salmon has been kept at the optimal temperature during transport from the packing station to our secondary processing units and customers across the world.

In 2013, Morpol became part of the Marine Harvest family, so during 2014 the Morpol operations have been integrated into our global quality systems.

Quality losses

Our 2014 quality loss overview tells us that melanization (dark colorization of fish flesh) was once again one of the main reasons for downgrading. Downgrading related to an aesthetic issue is not a food safety concern. In 2014, we put a lot of effort into trying to understand the reason for the development of melanin spots. We have developed greater insight, but further attention will be needed in 2015 to draw conclusions in this regard.

PRIORITIES GOING FORWARD

Qmarine is a dynamic system, with targets changing over time in accordance with the development of new standards, technologies and methods. Its aim is to seek constant improvement. Through our Qmarine platform, we intend to take new steps to improve our quality work. With our global approach, we will build trust with our customers and consumers by offering products and services that match their expectations and preferences. Through our KPI follow up and analysis, we will receive the necessary information to know where additional attention is needed.

NUMBER OF QUALITY CLAIMS 2012 - 2014


8417
8099
7724
2012
2013
2014

Number of quality claims in 2012 to 2014

QUALITY LOSS 2012 - 2014


2012
2013
2014
100%
80%
60%
40%
20%
0%
Harvest volume (%HOG superior)
Harvest volume (%HOG ordinary)
Harvest volume (%HOG production)

Quality loss in 2012 to 2014

AUDITS, REVIEWS AND CERTIFICATIONS

We conduct numerous external and internal audits and reviews to ensure our activities are conducted in accordance with stakeholder expectations. We arrange stakeholder visits to our freshwater, seawater and processing operations for improved understanding and exchange of ideas.

We have set minimum requirements for third-party certifications throughout the Group. The major new development in the area of certifications in 2014 was that our first farms were certified against the Aquaculture Stewardship Council (ASC) Standard. During the year a total of eight farms were certified. In Norway, Region South, we were able to certify 13% of our active sites and 17% of our harvested volumes. In Region West we certified 14% of our active sites and 13% of our harvested volume and in Region Mid we certified 11% of our active sites and 16% of the harvested volume. These results reaffirm that we are one of the leading companies in supplying ASC farmed salmon into the market in 2014. These positive results reflect the commitment and dedication of our ASC implementation teams (in Norway, Scotland, Ireland, Faroe Islands, Canada and Chile) and their commitment to our ambition of 100% ASC by 2020. In 2015 we will move forward with our ASC implementation strategy, aiming for a minimum of 20 new ASC sites.

Public reporting information for our ASC sites is available at www.asc-aqua.org.

COMPLIANCE WITH LAWS AND REGULATIONS

In 2014, we had some instances of non-compliance with laws and regulations. Although the issues in general are of low impact (biomass exceeding the allowed level, anchoring outside licenses areas, non-compliant treated effluent discharge etc.) noncompliance is not acceptable, and remedial actions have been taken. Fines related to non-compliance in 2014 were immaterial.

CERTIFICATION TABLE 2014

BUSINESS UNIT	ACTIVITY	CERTIFICATION	% OF PLANTS CERTIFIED TO EACH SCHEME
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Freedom Food, Irish Certified Quality Salmon Organic	100%
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic	ISO 9001 – 100%; ISO 14001 – 100%; IOHSAS 18001 – 100%; EU Organic Aquaculture – 86%; Naturland Organic – 86%; BioSuisse Organic – 86%.
	Primary processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Organic, BioSuisse Organic EU Organic Aquaculture, Irish Certified Quality Salmon Organic	100%
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP	100%
	On-growing	SalmonGAP/GlobalGAP	100%
	Primary processing	BRC (third party)	100%
Norway	Broodstock and juveniles	ISO 9001, ISO 14001 GlobalGAP	
	On-growing	ISO 9001, ISO 14001, GlobalGAP	ASC dedicated farms
	Primary processing	FSSC 22000, ISO 9001, ISO 14001, GlobalGAP, ASC CoC	ASC CoC in factories
Canada	Broodstock and juveniles	ISO 14001	100%
	On-growing	ISO 14001, GAA BAP	ISO 14001 – 100%, GAA BAP –64%
	Primary processing	GAA BAP	Port Hardy 100%
Scotland	Juveniles	Label Rouge, GlobalGAP, ISO 9001, ISO 14001, COGP, Freedom Food, Royal Warrant Holders	100% Label Rouge
	On-growing	Label Rouge, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders	Approx. 20% Label Rouge dedicated farms
	Primary processing	Label Rouge, BRC, ASC CoC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders	100%
The Faroe Islands	Broodstock and juveniles	GlobalGAP	100%
	On-growing	GlobalGAP	100%
	Primary processing	GlobalGAP	100%
Processing (VAP Europe and Morpol Processing)	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC CoC (salmon, tilapia, pangasius), Icelandic responsible fisheries (IRF), Kosher, Freedom Food, Label Rouge	Pieters: BRC, GlobalGAP, Organic, MSC , ASC, IRF Oostende: BRC, MSC, ASC, Organic, GlobalGAP Boulogne: IFS, GlobalGAP, Organic, MSC, ASC, Label Rouge Kritsen Landivisiau: IFS, Organic, Label Rouge Kritsen Chateaulin: IFS, Organic, Kosher Appeti Marine: IFS Sterk: BRC, GlobalGAP, MSC, ASC Lorient: IFS MH Poland: BRC, IFS, ASC, Organic, GlobalGAP, FDA, RSPO B MORPOL S.A.: BRC, AEO, MSC, ASC, Organic, GlobalGAP, Kosher, IFS, FDA Morpol Rosyth: no certificates Morpol Glasgow: BRC, Global Gap, Label Rouge, Organic, Freedom Food Morpol specialities: BRC, IFS Germany Harsum: MSC, ASC, IFS, Organic Morpol France: no certificates Morpol Italy: no certificates Morpol Laurin: IFS
Americas	Secondary processing	SQF level 3, SQF level 2	Ducktrap: SQF Code Edition 7.1, Level 3, Kosher Miami: SQF Level 2
Asia	Secondary processing	SQF level 3, ISO 22000	Narita, Kansai, Incheon, Amanda Foods: SQF Level 3 Zhongli: ISO 22000

PEOPLE
PROVIDING SAFE AND MEANINGFUL JOBS

Employee safety and employees´ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with local communities.

2014 AT A GLANCE



Continued to build a shared identity and corporate culture through our vision, values and new leadership principles.



Global employee survey provided results of employment satisfaction.



Increase in Lost Time Incidents (LTIs), due to expansion of processing operations.



Continued effort on BrainSafe, our global safety program.


CODE
OF
CONDUCT

Updated our Code of Conduct and staged training and workshops



Continued to demonstrate our commitment to local communities

LONG TERM AMBITIONS

MATERIAL ASPECTS	LONG-TERM AMBITIONS
Corporate culture and identity	Live our values and vision in our day-to-day work and share best practices - the Marine Harvest Way
Ethical business conduct	Compliance with our Code of Conduct across the Group
Employee health and safety	Safety consciousness and zero injuries across the Group
Social responsibility	Develop and support the local communities in which we operate

PEOPLE - OUR MOST VALUABLE ASSET

THE OPPORTUNITY

Our 11,715 employees in 23 countries around the world are the key to realizing our vision of "Leading the Blue Revolution". Our employees are our most valued asset, and our success depends on our ability to attract new and retain existing employees. To achieve this, we need to ensure our employees are protected, respected and fairly rewarded. We aim to provide safe, interesting and meaningful jobs for a variety of skillsets, while securing a diversified workforce.

OUR EFFORTS

We want to attract skilled and passionate employees who wish to help make Marine Harvest become a leading integrated protein provider. To do this, we need to be a trusted and professional employer that ensures our people are protected and rewarded. We believe one of our competitive advantages is our ability to offer meaningful and challenging responsibilities in a good working environment at all levels in the organization. We aim to be open and transparent, and we continue our efforts to integrate the Ten Principles of the United Nations Global Compact into our business strategy, culture and daily operations.

THE GLOBAL COMPACT

WE SUPPORT

The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human and labor rights, the environment and anti-corruption. By doing so, business, as a primary driver of globalization, can help ensure that markets, commerce, technology and finance advance in ways that benefit economies and societies everywhere.

Fair employment

We are committed to practicing fair employment, a commitment embodied in our Code of Conduct and in our values. Our activities are conducted without discrimination and each employee is treated as an individual.

Fair compensation

Wherever we operate, we comply with that country's laws on compensation, and no employee is paid less than the official national minimum wage. Our personnel review system and the presence of labor unions ensure all employees are compensated fairly. Generally, our base starting salary is set above the national minimum wage in order to attract competent people to our organization.

Freedom of association

We recognize the principle of freedom of association as a right of all employees, including the right to engage in collective bargaining. The number of employees who are members of labor unions and participate in collective bargaining agreements varies from country to country, from zero in Ireland and Scotland to almost all employees at our processing units in continental Europe. Approximately 25-30% of our employees are covered by collective bargaining agreements (an exact figure is unavailable due to legal restrictions).

Diversity and equal rights

We strive to attract a diversified workforce and provide equal opportunities. We aim to conduct our activities without discrimination, and value everyone as an individual. Our recruitment efforts include offering apprenticeships to young employees, promotion and development opportunities. We also aim to attract female employees to all levels in our organization. Within the Group there are some differences with regard to the benefit structure between permanent and temporary employees due to the number of hours worked. As a minimum, we comply with each country's employment laws.

Global employee survey

During 2014, we performed a global employee survey to assess our working environment, employee commitment and empowerment. The survey was facilitated by an external provider to ensure independence and confidentiality. The global response rate was 78%. Out of 49 questions, 40 questions scored above the general industry norm and 17 questions scored above the high-performing norm. The survey results show that people strongly believe that they have the authority to carry out their job; they have the resources and training needed to do their job well, and fully intend to stay with Marine Harvest.

2014 RESULTS

The table shows the distribution of our employees based on type of employment and gender by region. At year-end 2014, we had 9,259 permanent employees, of which 41% were female. The Group also had 2,456 temporary employees, of which 43% were female.

The main reason for the increase in the number of employees from 2013 to 2014 is the consolidation of Acuinova. The portion of self-employed workers is not significant.

No incidents of discrimination were reported during the year.

NUMBER OF EMPLOYEES 2014



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23

1 NORWAY
2050

2 UK
848

3 CANADA
448

4 CHILE
1047

5 IRELAND
254

6 THE FAROE ISLANDS
29

7 USA
343

8 FRANCE
1120

9 BELGIUM
398

10 GERMANY
60

11 NETHERLANDS
143

12 POLAND
3842

13 SPAIN
2

14 JAPAN
181

15 CHINA
30

16 SINGAPORE
16

17 TAIWAN
91

18 HONG KONG
6

19 VIETNAM
764

20 SOUTH KOREA
22

21 ITALY
8

22 CZECH REPUBLIC
8

23 TURKEY
5

PRIORITIES GOING FORWARD

Going forward, we will continue our efforts to recruit and develop talents, and practice fair employment and diversity in the workplace. We are following up the results of the 2014 global employee survey, which provide a good basis for understanding our employees and our working environment. The survey results will be the basis for action plans going forward. We intend to conduct a new global survey in 2016.

NUMBER OF EMPLOYEES (FTE) 2012 - 2014

		2014 Permanent	Temporary	2013 Permanent	Temporary	2012 Permanent	Temporary
Feed	**Male**	**52**	**-**	**7**	**-**	**-**	**-**
	Female	**16**	**-**	**3**	**-**	**-**	**-**
Farming Norway	Male	1 186	281	1 020	77	994	277
	Female	288	70	263	95	248	103
Farming Scotland	Male	461	43	486	12	388	14
	Female	59	2	48	4	41	1
Farming Canada	Male	355	-	321	-	340	-
	Female	90	-	67	-	77	-
Farming Chile	Male	641	89	448	41	372	41
	Female	217	74	88	10	80	4
Farming Ireland	Male	125	89	124	64	119	88
	Female	15	25	16	24	18	29
Farming Faroe Islands	Male	26	2	23	3	22	3
	Female	-	-	3	1	3	1
Farming	**Male**	**2 794**	**504**	**2 422**	**197**	**2 235**	**423**
	Female	**669**	**171**	**486**	**134**	**467**	**138**
VAP Europe	Male	699	365	867	327	867	298
	Female	597	260	828	298	861	211
Morpol Processing	Male	1 218	255	1 070	298	-	-
	Female	2 048	403	1 946	466	-	-
Markets Europe	Male	66	3	74	-	61	-
	Female	25	1	48	-	19	-
Markets America	Male	131	94	116	67	220	80
	Female	58	89	78	66	179	86
Markets Asia	Male	422	173	356	51	44	31
	Female	377	138	324	72	30	69
Sales and Marketing	**Male**	**2 536**	**890**	**2 483**	**743**	**1 192**	**409**
	Female	**3 105**	**891**	**3 223**	**902**	**1 089**	**366**
Corporate/other	**Male**	**66**	**-**	**60**	**-**	**58**	**-**
	Female	**21**	**-**	**16**	**-**	**13**	**-**
Marine Harvest Group	**Male**	**5 448**	**1 394**	**4 972**	**940**	**3 485**	**832**
Marine Harvest Group	**Female**	**3 811**	**1 062**	**3 728**	**1 036**	**1 569**	**504**
Marine Harvest Group	Total	9 259	2 456	8 700	1 976	5 054	1 335

ONE COMPANY - LIGHTING THE WAY

To drive a revolution, we need passion in everything we do. We must dare to take big leaps. To succeed, we have to embrace change – and work together. Sharing creates trust. And trust is the foundation for our relationships with various stakeholder groups.

THE OPPORTUNITY

Marine Harvest is a company that is undergoing constant change. Our workforce is increasing, and this requires a shared corporate culture that serves to unite our organization and inspire our people to reach common goals. Our ambition is to maintain and strengthen our existing culture, support employee development and drive group-wide best practice.

OUR EFFORTS

Our vision, "Leading the Blue Revolution", gives direction and outlines possibilities. Our global values "Passion", "Change", "Trust" and "Share" inspire us to act in the right way, and they are key enablers for reaching our goals. To ensure we make sound and efficient decisions, we launched a set of new leadership principles in 2014. Success depends on all of us, but it depends even more on our leaders, and we want them to know what is expected of them. Introducing a set of leadership principles provides an important guide for managers' behavior.

Building a strong corporate culture by integrating our vision, values, leadership principles and Code of Conduct, global policies and the guiding principles in our day-to-day work is "The Marine Harvest Way" and the means by which we will achieve our "One company" goal. We ask for personal engagement and commitment from all our employees, and we actively share our experiences and results – we believe we can make a difference if we all work together.

2014 RESULTS

During 2014, we continued our efforts to integrate our vision and values into our day-to-day operations. Our new leadership principles have been introduced to all management teams, and are now an integral part of "The Marine Harvest Way". The global employee survey indicates that our vision and values are contributing towards a stronger company culture, and people feel proud to work for Marine Harvest.

PRIORITIES GOING FORWARD

Our aim is to further strengthen the Marine Harvest Way. This is what defines us as a company and is our guide – in routine decisions, in long-term planning and in creating a good working environment. We are currently working on leadership development and establishing best practice channels.

FOUR BRIGHT LAMPS AND ONE LIGHTHOUSE - OUR COMMON GUIDE FOR BEHAVIOR


TRUST
PASSiON
CHANGE
SHARE

ETHICAL BUSINESS CONDUCT – KEEPING STANDARDS HIGH

THE CHALLENGE AND THE OPPORTUNITY

Marine Harvest is made up of 11,715 individuals from 23 different countries, with different backgrounds, nationalities, cultures and customs. By providing a set of standards – a code that is embedded in everything we do - we will develop a shared understanding of acceptable and unacceptable behaviors.

OUR EFFORTS

Marine Harvest is committed to high ethical standards in our business conduct worldwide. We have created our own Code of Conduct that guides what we do and say each day. The Code of Conduct is a useful tool when setting priorities and making decisions. When in doubt, it provides direction and guidelines, and clarifies where we draw the line. The Code of Conduct sets the standards of behavior which we can expect from one another, and which external parties can expect from us. Each employee is expected to make the Code a personal commitment. Following the Code is an important element of our ability to engender trust, and is an integral part of "The Marine Harvest Way". The complete Code of Conduct is available on our website www.marineharvest.com.


TRUST

Trust is not something you do. It is something you earn by doing things right.

2014 RESULTS

We believe that openness and good communication promote a better workplace culture. To support this, we have set up a new whistleblower channel to facilitate the reporting of concerns about potential law-breaking and breaches of our Code of Conduct in all areas, including the environment, human and labor rights, equality and diversity, health and safety, business ethics and anti-corruption, conflict of interest and professional behavior. The whistleblower channel is managed by an independent third party, PwC, and all notifications are handled confidentially.

A revised Code of Conduct was rolled out globally in 2014. The most important updates were a renewed emphasis on whistleblowing, anti-fraud and anti-corruption, financial reporting as well as regulatory compliance. Most of our employees have been trained and tested in the updated Code of Conduct in 2014. We have also established new group-wide policies, including anti-fraud and anti-corruption policies, as part of our risk management, internal control and governance processes. Our internal audit function, which is outsourced to PwC, also has a specific focus on fraudulent and unethical behavior. Subsequent to our risk assessment, internal audit has been carried out at two of our Business Units, representing 16% of group revenues (including internal sales). The assessment did not uncover any significant risk related to corruption. There were no instances of perpetuated or alleged fraud in our operations during 2014.

At the end of 2014, we had an incident of inventory fraud involving one of our employees and a third party staff. The incident was a clear breach of our Code of Conduct, it was reported to the police and both employees were dismissed.

Since 2011, Marine Harvest Chile S.A. has been in dispute with a former director of Marine Harvest Chile S.A., over certain contractual benefits and obligations. The dispute is proceeding through the Chilean legal system.

PRIORITIES GOING FORWARD

We will continue our efforts to ensure that our standards of behavior are in compliance with our Code of Conduct, and that all new employees commit to uphold its provisions. We will perform annual workshops and tests of the Code of Conduct going forward.

EMPLOYEE HEALTH AND SAFETY

THE OPPORTUNITY

The Marine Harvest safety vision is to have zero injuries. Health and safety is paramount in everything we do, and safety will never be compromised for any other business priority.

OUR EFFORTS

We foster a strong safety culture, in which our employees feel responsible for their own safety as well as the safety of their colleagues. In order to achieve our safety vision of zero injuries, we have implemented a global safety program, BrainSafe. BrainSafe is a psychologically based safety process that has been designed to empower our employees to take control of their own safety. We believe the best results can be achieved through a holistic approach encompassing all areas - person, environment and practice - but with the most crucial element being the employees and their safety mindset. Safety must be top priority in the mind of all our employees, we all want to go home safely at the end of the day.


PERSON
MY LIFE
ENVIRON-MENT
PRACTICE

The BrainSafe model distinguishes between controllable and non-controllable elements. Our global training has focused on 'my life' – the elements that every person can control and/or influence.

BrainSafe was fully implemented throughout our organization in 2013, and new employees are required to attend training in the program. BrainSafe training has also been provided to selected suppliers, and we continue to evaluate extensions to the program.

We work systematically through guidelines, procedures and processes to mitigate and respond to work-related injuries, occupational disease, accidents and fatalities. Processes to ensure we learn from mistakes and from reported deviations from our health and safety targets provide us with an increased awareness and enable us to address the root causes of the challenges we face in our operations.

We measure our progress in the area of safety through key indicators – lost time incidents (LTI) per million hours worked, as well as the rate of absenteeism. Both indicators are followed up monthly, at operational review meetings and by the Board as part of its monthly report review. LTIs are reported in three categories of seriousness – low, medium and high. Incidents are reported both for our own employees and for subcontractors.

The main categories of injuries in our operations are cuts, pinches, impacts, compression, slips, trips and falls. In our farming operations, diving represents the most serious hazard. All incidents are analyzed for cause and for potential learning, and we take preventative measures where possible to counteract these risks. Safety targets are included in the bonus agreements for all senior managers. Our employees are not exposed to a specific risk of occupational illness

2014 RESULTS

BrainSafe was fully implemented in 2013. We are now in a maintenance phase, which is intended to reinforce and sustain the lessons learned during implementation. Most of our employees have attended BrainSafe training.

During 2014, we established a global health and safety network to share best practices. Meetings will be held regularly to benchmark and follow up on key indicators.

KEY INDICATORS 2012 - 2014

	2014	2013*	2012
LTI own employees	250	180	172
LTI subcontractors	19	32	10
LTI total workforce	**269**	**180**	**172**
LTI per million hours worked own employees	11.4	13.8	13.7
Absentee rate in % of total hours	5.0%	4.8%	3.4%
Fatalities	0	0	1

* Morpol is included for three months only.

We reported 250 LTIs for our own employees in 2014, compared with 180 in 2013. Morpol, included with effect from September 30, 2013, accounted for 61 of the reported LTIs in 2013 and 144 in 2014. Excluding Morpol, the number of LTIs actually decreased during 2014. VAP Europe reported 81 LTIs in 2014 (compared with 96 in 2013), which means that 90% of LTIs in 2014 occurred in our processing operations. The LTIs in our processing operations were mainly caused by manual handling, impact from objects and equipment, slips, trips and falls. Feed reported no LTIs in 2014, while Farming reported 25 LTIs for own employees. For subcontractors we recorded 16 incidents in our processing operations. Three incidents were reported in our farming operations, with the main causes of injuries being cuts, pinches, trips and falls.

Measured as LTIs per million hours worked, we recorded an increase from 10.8 in 2013 to 11.4 in 2014 for our own employees, due to increased value-added processing activity.

Compared with the industry average, our absenteeism has remained low for several years. Total absenteeism in 2014 was 5.0% with a 60/40 split between long-term and short-term absenteeism, compared to 4.8% in 2013. The increase is due to the inclusion of Morpol for the full year, as the absentee rate is higher in value-added processing operations than in farming and feed. This is largely attributable to ergonomic issues and stress. The restructuring process that took place in our European processing operations during 2014 also resulted in some sick leave. We have established absenteeism programs as well as a stress-management program in an effort to reduce the level of sick leave. Our efforts also include systematic competence development, job rotation and alternative work schemes where appropriate.

Marine Harvest Group had no fatalities during 2014.

PRIORITIES GOING FORWARD

We will continue our efforts to build a strong health and safety culture, with BrainSafe as an integral part of the way we operate. New employees are required to participate in the BrainSafe training program, and refresher courses will be held for all employees. We anticipate that our BrainSafe training will continue to improve the results of our key indicators in the coming years.

We have set an ambitious target of zero LTIs. We will not reach this target in 2015, but through our continuous focus on the initiatives already in place we aim to reduce the number of LTIs occurring. Our ambition to achieve an absentee rate of below 4% remains unchanged.

COMMITMENT TO LOCAL COMMUNITIES

THE OPPORTUNITY

In order for Marine Harvest to thrive, we depend on thriving local communities. By offering support in various areas as well as employment opportunities, we hope to make a positive impact wherever we operate.


SHARE

Sharing is taking responsibility.

OUR EFFORTS

Social responsibility, ethical behavior and sustainability are at the heart of our corporate culture. We aim to maintain good relations with the local communities in which we operate, and we are committed to help in their development by supporting local schools, sports and cultural initiatives. Our aim is to help young people become good citizens, who give back to their local communities and thereby build a circle of progress in the area. Our social contribution is broader in Chile, with a focus on community projects in which we work even more closely together with communities to promote and improve the quality of life.

2014 RESULTS

Several of our units have contributed financially and socially to a variety of local projects. Our largest contributor in terms of financial support is the Marine Harvest Fund in Norway. The fund has existed for four years. Its purpose is to offer financial support to voluntary organizations that contribute to vigorous local communities, as well as local sports teams and cultural organizations at locations where we have operations.

On the Faroe Islands, in addition to financial support for local sports associations, we sponsored a man-made beach, which has been particularly well received by the local community. We also contributed to the opening of a fillet factory on a small island, which has created approximately 50 jobs.

In Canada, we held our annual salmon barbeque, raising CAD 31,000 in support of local charities on the Vancouver Island. In addition, we gave financial support to several local wild salmon enhancement organizations and donations to various local service groups, sports teams and social programs. We also gave scholastic scholarships and bursary support.

In Chile, we established the Good Neighbor Program (GNP), to promote relationships of mutual respect and support to our neighbors, creating positive impact and develop projects with shared value. As part of GNP, we have held various workshops and training sessions, both in schools and social organizations, to extend our BrainSafe program and to increase the awareness of good environmental practices regarding domestic waste. We have also arranged sport events combined with gastronomic shows.



In the Faroe Islands, we sponsored the making of this beach in Oyndarfjord, to be used unrestricted by the locals.


SHARE
00012
SHARE
00075

In Chile, we arranged the Marine Harvest Challenge on Lemuy Island, attracting 180 runners and 600 visitors.

In Ireland, we sponsored educational initiatives at local schools, sports clubs, water safety initiatives, festivals and local community events. Our employees volunteered in the Clean Coast Campaign, collecting almost 10 tonnes of litter from more than 30 kilometers of coastline.

Marine Harvest Scotland sponsored festivals, sports clubs and helped in fund raising for various foundations. We also sponsored Outward Bound courses to help 77 school children develop confidence, skills and improve relationship with others. We also extended our support of one of Scotland's most iconic sports, the Scottish sport of shinty, to 30 years, representing one of Scotland's longest running sport sponsorships and the largest single sponsorship investment in the sport to date.

The table below summarizes our support to local communities where we have our operations, as well as organizational taxes paid during 2014.

ORGANIZATIONAL TAXES PAID 2014	NOK MILLION
Scotland	145,6
Norway	107,5
Canada	45,4
The Faroe Islands	22,3
USA	9,7
Japan	4,5
Germany	2,7
Italy	2,3
Hong Kong	1,4
Singapore	0,1
Belgium	0,1
France	-1,1
Ireland	-2,2
Chile	-7,9
Netherlands	-9,5
Poland	-25,5
Total organizational taxes paid	**295,2**

The list excludes countries where we are not in a tax position due to historic losses. The figures include paid tax, withholding tax and tax refunds.

SUPPORT TO LOCAL COMMUNITIES IN 2014	NOK MILLION
Norway	8,7
Scotland	2,0
Chile	1,7
Canada	1,3
Continental Europe	1,1
The Faroe Islands	0,5
Ireland	0,2
USA	0,1
Total support to local communities	**15,6**

The list in based on the main countries or regions where we operate. The figures include contributions to charities, various community projects and social programs.

PRIORITIES GOING FORWARD

We will continue our efforts to support local projects both financially and socially in areas where we operate.

AWARDS AND RECOGNITIONS RECEIVED

OUR EFFORTS

A revolution does not occur by itself, we need to make it happen. We believe in our vision and that together we can make a difference. We take pride in Marine Harvest - our products, our jobs and our colleagues. Passionate people transmit energy and inspiration, and make us go the extra mile. Marine Harvest rewards workers and teams that stand out for their achievements, for taking care of people, for complying with objectives and for years of long-service with the company. Sometimes our efforts are recognized by our stakeholders, which is highly appreciated throughout the organization.


PASSION

Passionate people drive achievement. Passion is the key to our success.

ACHIEVEMENTS IN 2014

Marine Harvest Chile was distinguished among the six safest companies to work in Chile in 2014 at the Chilean Safety Association's 35th Annual Awards for Safety and Health at Work. The award is a result of our work with BrainSafe, which has improved safety standards and drastically reduced the number of accidents within the company. Major improvements driven by BrainSafe include the upgrade of vans and GPS systems, check and change of equipment and workwear, preventive medical examinations and a safe driving program. We were also recognized by INACAP (Chilean technical university) with the Human Capital Award for developing our employees' technical competencies.

Marine Harvest Canada was selected as Business of the Year for employee development by the Campbell River Chamber of Commerce. We were also noted by HAY as a top quartile company for employee engagement, and shortlisted by the Top 100 Employers in Canada competition.

Marine Harvest Faroe Islands won "the Double" in 2014, as the year's best hatchery and best sea farm.

Marine Harvest Scotland received four separate awards from different organizations, including the Highland Business Award – Lochaber Business of the Year. We also attained Investors in People's Bronze Accreditation. Our vision and values workshops were applauded, and were recognized as having an exceptional impact on morale and motivation, and leading to a sense of belonging, ownership and considerable pride. We were awarded for Excellence in Research and Innovation from the Scottish Council for the Development of Industry, and we were also given the Plansponsor 2014 Auto Enrolment Award for going the extra mile to explain to our employees about new changes in pensions. In addition, one of our young employees was independently recognized as Lantra Aquaculture Learner of the Year Award 2013.

In the US, one of our top managers was recognized by MaineBiz magazine as one of 10 people shaping the future of Maine`s economy. The manager was selected based on the successful management of our facility Ducktrap River of Maine, where we have seen sales doubling in a five year period.

One of our young professionals in Norway was nominated as a top leadership talent in a national competition.

INVESTORS IN PEOPLE

Chairman of the Board, Ole-Eirik Lerøy, was named Intrafish Media Person of the Year 2014 in recognition for a year of growth, bold moves and industry leadership. Intrafish stated: "Where Marine Harvest goes next will not be down to one man alone, but IntraFish Media believes that behind this remarkable company, the biggest moves last year were led in large part by the vision, ambition and generational passion of Ole-Eirik Lerøy".

Marine Harvest has been benchmarked as one of the leading salmon farming companies for corporate, social and environmental reporting by Seafood Intelligence, Farmand and the Carbon Disclosure Leadership Index in 2014. Inclusion in the CDLI means we are among the top-scoring companies, having responded to the Carbon Disclosure Project (CDP) and made our responses to CDP publicly available. CDP is a not-for-profit international organization which allows companies worldwide to measure, disclose, manage and share vital environmental information.

At the Farmand Awards 2014, our 2013 Annual Report was awarded the bronze medal in the category Companies Listed on the Oslo Stock Exchange.

We have also received recognition for our products in 2014. Seafood International ranks Rebel Fish as the second best seafood product launched in 2014. Rebel Fish received high marks for its packaging, convenience and uniqueness. Marine Harvest received the 2014 Special Convenience Award for our Salmon Filo Pastry Pie at the Seafood Expo Global, the largest seafood trade event in the world attracting more than 25,000 buyers and suppliers.

PRIORITIES GOING FORWARD

Seeking new and better solutions is essential for Marine Harvest, and with the passion of our people, we will take a leading role. Winning awards is not our objective, but we welcome any award as recognition of our efforts.

TAKING THE LEAD

THE OPPORTUNITY

Leading the Blue Revolution is a bold vision. To succeed, we must dare to change and actively look for opportunities for improvement.

OUR EFFORTS

The seafood industry is undergoing constant change, and we aim to play an important role in this development by leading the way through innovation and responsibility. Our R&D activities help us to solve operational challenges and our sustainability initiatives help us to find solutions for both our company and for the industry in general.

By leveraging the expertise of our dedicated and knowledgeable employees, and by encouraging cooperation between team members, we facilitate the exchange of ideas and new ways of thinking.


CHANGE

Change is the new 'normal' - we are ready for change and are working continuously to improve our operations.



The Sales and Marketing team in Japan won our internal 'Change Award', for turning the organization from being a pure trading company to building brands and delivering first class consumer products.

2014 RESULTS

During 2014, we took several steps toward becoming a leading integrated protein provider. We completed our first fish feed plant and started producing our own feed. By prioritizing the sourcing of sustainable feed ingredients we aim to be a front runner in environmental responsibility. We are committed to feeding our salmon with the best raw materials available to secure optimal health and welfare, and minimize environmental impacts. We have also been involved in developing a global standard for sustainable feed manufacturing.

In 2014, we continued working towards ASC certification of all our farming sites. By year-end 2014, we had achieved certification at eight sea sites, and are now one of the leading suppliers of ASC farmed salmon.

We have also continued testing out new technology in the field of closed containment farming to reduce exposure to sea lice and maintain sustainability standards. In 2014, we obtained promising results, with good growth and low loss rates, from semi-closed production of post-smolt up to one kilogram in a seawater based pilot tank. Please see the R&D section for further details of our various sustainability initiatives and results in 2014.

Being the leading integrated protein provider also entails product innovation and differentiation. In 2014, we launched the Mowi brand in Japan and the Rebel Fish brand in the USA. Please see the Product section for more information about our production of healthy and sustainable food from the ocean.

THE GROUP MANAGEMENT TEAM



ALF-HELGE AARSKOG

(1967)
Chief Executive Officer

Mr. Aarskog has served as CEO of Marine Harvest since 2010. Prior to this, he was CEO (2009 to 2010) and Executive Vice President (2007 to 2009) at Lerøy Seafood Group ASA. Previous positions include Managing Director (2004 to 2007) of Lerøy Midnor AS, a subsidiary of Lerøy Seafood Group ASA, and Head of Production (2002 to 2004) at Fjord Seafood ASA, a company that was later merged with ours. He holds a degree in Fish Nutrition from the Norwegian College of Agriculture.

MARIT SOLBERG

(1956)
COO Farming

Ms. Solberg has been the COO of Marine Harvest's Farming Business Area since 2011. Prior to this, she was the Managing Director (2002 to 2011) of Marine Harvest Norway AS. Ms. Solberg has held senior management positions at Hydro Seafood (1996 to 2002) as well as at Mowi AS (1985 to 1996), a seafood company acquired by Marine Harvest. She holds a degree in Microbiology from the University of Bergen.

OLA BRATTVOLL

(1968)
COO Sales & Marketing

Mr. Brattvoll has served as the COO of Marine Harvest´s Sales & Marketing Business Area since December 2010. Prior to joining us, he worked in the marketing and sales department of the Norwegian Seafood Export Council´s Norway office (1995 to 2002) and Tokyo office (2002 to 2006). Mr. Brattvoll has also worked as Market Director (2006 to 2007) and Vice President of Sales (2010 to 2011) at Hallvard Lerøy AS, a seafood company. He holds a degree in Fisheries from the Norwegian College of Fishery Science, University of Tromsø.

BEN HADFIELD

(1976)
COO Fish Feed

Mr. Hadfield has been the COO of Marine Harvest's Fish Feed Business Area since February 2013, before which he was Production Manager at Marine Harvest Scotland (2007 to 2013) and the Technical Chairman of the Scottish Salmon Producers' Organisation (2012 to 2013). His previous positions also include Technical & HSEQ Manager (2004 to 2007) and Environmental Manager (2000 to 2004) at Marine Harvest Scotland. He holds degrees from the University of Sheffield and the University of Manchester.

Taking the lead is about setting a course and taking responsibility. To ensure we make sound and efficient decisions, we launched a new set of leadership principles in 2014. These have now been introduced to our leaders. Further details can be found under One Company in this section and in the section Leading the Blue Revolution.

Taking the lead also means that we must keep our organization lean, with short reporting lines and a simple structure. In 2014, we strengthened our Markets Europe organization by building a stronger center of expertise in Norway. As part of this effort we relocated two local offices to Bergen. We also completed our restructuring of the European VAP operations during 2014, reducing the number of processing units from 13 to eight. We regret the consequences this has had for our employees and their local communities. We have actively tried to reduce the impact of restructuring by offering alternative positions in our other operations.

PRIORITIES GOING FORWARD

We are constantly looking for opportunities for improvement and development within our main areas of feed, farming and value added processing. We continue to focus on research and development, with an increasing amount of our resources being devoted to sustainability issues. Our industry is changing, and if we are to take the lead we need to recruit and retain the best people. To do so, we will continue to offer interesting job opportunities.



IVAN VINDHEIM

(1971)
Chief Financial Officer

Mr. Vindheim joined Marine Harvest as CFO in 2012. Prior to joining the company, he was the CFO of Lerøy Seafood Group ASA for five years. He has also held the position of Vice President of Finance (2005 to 2007) at Rolls-Royce and worked for Deloitte within auditing and corporate finance. He holds an MSc in Business and an MBA from the Norwegian School of Economics and Business Administration. He is also a licensed State Authorized Public Accountant and Certified European Financial Analyst.

ØYVIND OALAND

(1970)
Global Director R&D

Mr. Oaland has served as Marine Harvest's Global Director for Research and Development since 2008. He has been with Marine Harvest since 2000 in various capacities within fish health, food safety, product quality and quality assurance. He holds a degree in Veterinary Medicine from the Norwegian School of Veterinary Science.

ANNE LORGEN RIISE

(1971)
Global Director HR

Ms. Lorgen Riise joined Marine Harvest as Global Director of Human Resources in 2012. Previous positions include Vice President of Human Resources Europe (2009 to 2012) and General Counsel (2006 to 2009) for Ceragon (Nera) Networks. She has also held positions in the Norwegian Ministry of Foreign Affairs and the Norwegian Directorate of Fisheries (2000 to 2003). Ms. Riise has previously practiced as a lawyer, and she holds a master's degree in Law from the University of Bergen and Oxford Brookes University.

KRISTINE GRAMSTAD

(1978)
Communication Director

Ms. Gramstad joined Marine Harvest as Communication Director in August 2013, before which she was State Secretary in the Norwegian Ministry of Fisheries and Coastal Affairs. She has also served on Rogaland County Council as Labor Party Group Leader (2007 to 2011). Ms. Gramstad holds a master's degree in Change Management from University of Stavanger and a bachelor's degree in European Studies from the University of Oslo.

03

PART

859%
of recommended daily intake
Omega-3

59%
of recommended daily intake
Vitamin E



84%
of recommended daily intake
Vitamin D

280%
of recommended daily intake
Vitamin B12

Salmon is a healthy product, not only because it is rich in Omega-3, but it also contains important vitamins and minerals. The % of recommended daily intake from one serving of 140 grams of salmon is significant.

HEALTH

CONTENT

BOARD OF DIRECTORS' REPORT

2014 was another record year for Marine Harvest. Revenues totaled NOK 25.5 billion, which is 33% above the previous record from 2013. The increase was due to a record high harvested volume of 418,873 tonnes gutted weight, and strong prices in the European market. Prices in the American market were good in the first half of the year, but dropped significantly in the second half as a result of substantial growth in supply. At NOK 4,254 million, Operational EBIT was the highest ever achieved by the Group.



Our three key activities; salmon feed production, salmon farming and providing the market with delicious seafood products

Our commitment to develop the Group into an integrated protein provider continues. In line with this plan we began production of our own feed in Norway in July and started a process to consolidate the Chilean farming industry in December with the acquisition of assets from Acuinova Chile SA. In January 2015, we also announced that we have entered into a conditional agreement to merge Marine Harvest Chile with AquaChile.

Our commitment to the sustainable development of the industry was formalized in 2013 with the announcement of our intention to be 100% certified in accordance with the Aquaculture Stewardship Council (ASC) salmon standard by 2020. During 2014, eight farms in Norway were certified and in January 2015, Marine Harvest Canada's Marsh Bay farm became the first salmon farm in North America to attain ASC certification. We also continue our commitment to The Global Salmon Initiative (GSI), an industry led sustainability initiative.

THE MARINE HARVEST GROUP

Marine Harvest is the world's largest producer of farmed salmon, both by volume and revenue, offering fresh salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. At year end the Group had 11,715 employees in 23 countries and engaged in three principal types of production activities:

- *Salmon feed production in Norway*
- *Fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands and;*
- *Secondary processing of seafood in Norway, Chile, Ireland, the United States, the United Kingdom, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan and South Korea.*

The process of transforming the Group from a production-driven fish farming company into an integrated protein provider, supplying the market with value added seafood products, continued in 2014. In July, commercial production of fish feed started at our plant in Norway.

In June 2014, we announced the launch of Marine Harvest Consumer Products – a Business Unit comprising the combined operations of Morpol and Marine Harvest VAP Europe. The ambition of the new BU is to become a seafood category leader focusing on quality, innovation, brand building and excellence in customer service. Through the integration, Marine Harvest will be better able to meet consumers' needs for seafood and offer a single point of contact.

On the farming side we have initiated a process to consolidate the Chilean farming industry. In December 2014, we entered into an agreement to acquire assets with the capacity to produce about 40,000 tonnes of salmon gutted weight per year, in addition to a hatchery, a smolt facility and primary and secondary processing facilities from Acuinova Chile SA. In January, we also announced that

WE HAVE ENTERED INTO A CONDITIONAL TRANSACTION AGREEMENT TO MERGE MARINE HARVEST CHILE WITH AQUACHILE.

Upon completion of the merger Marine Harvest ASA will own 42.8% of the combined company, with an option to increase the ownership to at least 55% after June 15, 2016. The merger is subject to due diligence, competition authority approval and final approval by the relevant boards of directors. Subject to approval, the new combined entity will be the second largest salmon company in the world after Marine Harvest. Our Chilean initiatives are considered important steps to further improve the sustainability of the Chilean salmon industry through better risk management, control and optimization of logistics. This, in turn, is expected to lead to improved fish health and more efficient production. The merger with AquaChile is also in line with Marine Harvest's strategy of forming a world-leading, integrated protein group.

FINANCIAL RESULTS

Our strategic ambition is to be a world-leading, integrated producer of seafood proteins. In order to achieve this, we aim to capitalize on our integrated value chain and be a leader in three key areas – salmon feed, salmon farming and in meeting the needs of the market, understanding that our growth must be sustainable from an environmental, social and financial perspective. We use key performance indicators within the four interrelated guiding principles, "Profit", "Planet", "Product" and "People" to measure the Group's progress. This contributes to sustainable long-term results for all stakeholders. Developments with regard to key performance indicators within each guiding principle are discussed in detail in separate sections of this report (Profit, Planet, Product and People).

GROUP RESULTS

Revenues and volume

Revenue for the year ended December 31, 2014 totaled a record NOK 25,531.3 million, an increase of 33% compared with the NOK 19,199.4 million generated in 2013.

The increase was driven primarily by a 22% increase in the volume of fish harvested and the consolidation of Morpol into the Group's profit and loss figures for the full year. In 2013 Morpol was only consolidated into the Group's figures from September 30.

A total of 418,873 tonnes gutted weight of salmon was harvested in 2014, compared with 343,772 tonnes in 2013. The growth was due to increased stocking in 2013 and good growth conditions in the sea throughout the year. Salmon of Norwegian and Chilean origins recorded the highest growth with an increase of 35,527 tonnes and 39,223 tonnes gutted weight respectively.

The development in the reference prices showed a diverging trend in 2014, with the European price level holding up well due to strong demand and a relatively balanced supply growth, while North American prices were strong in the first half of 2014, but fell significantly in the second half of the year due to substantial growth in supply. With the Russian ban on imports of salmon of North American and European (excluding Faeroese) origin, the Russian market could have been an alternative outlet for the increased output from Chile in this period. However, the lack of customer guarantees and the sudden reduction in Russian purchasing power (due to the depreciation of the Ruble) made it difficult to fully exploit this opportunity. As a result, the North American market was left with a significant supply surplus, which put pressure on prices. For the year as a whole, the reference prices for Atlantic salmon measured in NOK and USD respectively were up by 1.2% for salmon of Norwegian origin, stable for salmon of Chilean origin and down by 3.8% for salmon of North American origin compared with 2013. The overall average price achieved was 2% above the reference price in 2014, compared to 5% below the reference price in 2013.

EBIT and Operational EBIT

Driven by volume growth and a strong European market, EBIT amounted to NOK 3,633.4 million for the year ended December 31, 2014. The reduction from NOK 4,661.8 million in 2013 was due to the significant decrease in market prices towards the end of the year, which affected the recognized fair value of biological assets. The fair value uplift on harvested fish was NOK – 5,518.6 million for the year ended December 31, 2014, compared with NOK -4,323.7 million in 2013. The fair value adjustment on biological assets was NOK 5,007.7 million in 2014, compared with 6,118.3 million in 2013.

Income from associated companies was NOK 149.5 million, down from NOK 221.8 million in 2013, mainly due to a reduction in the Group's share of profit in Nova Sea AS. The Nova Sea profit includes fair value adjustment of biomass. Marine Harvest continued its restructuring of VAP Europe in 2014, and completed the process of co-locating the Norwegian sales and logistics functions. Total restructuring costs amounted to NOK 52.9 million in 2014, compared with NOK 272.8 million in 2013. As a result of the above,

OPERATIONAL EBIT INCREASED BY 32%, FROM NOK 3,212.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2013 TO NOK 4,254.0 MILLION IN 2014.

The improvement is primarily attributable to the increase in harvested volume and improved price achievement, partly offset by higher costs in our farming operations. For reconciliation of EBIT to Operational EBIT, please see Note 4 Business Segments to the Group Financial Statements.

Financial items
Net financial items amounted to a cost of NOK 2,146.7 million for the year ended December 31, 2014, compared with a cost of NOK 1,204.3 million in 2013.

The interest expense was 14.9% lower than in 2013 due to a more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. Interest-bearing debt in 2014 averaged NOK 8,530 million, compared with NOK 6,589 million in 2013. Net interest-bearing debt at year end totaled NOK 9,268 million. This figure was significantly influenced by the weakening of the NOK relative to the company's main borrowing currencies (EUR, USD and GBP).

Net currency effects for the year ended December 31, 2014 were NOK -388.4 million, compared with NOK -311.7 million in 2013, primarily due to the depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, and losses on short-term cash flow hedges.

Other financial items came to NOK -1,213.7 million in 2014, compared with NOK -252.4 million in 2013. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -1,171.3 million while the change in the fair value of financial instruments was NOK -108.9 million. The negative values were partially offset by dividend received of NOK 9.9 million and a change in the fair value of shares of NOK 33.8 million.

Profit for the year
Profit after tax for continued operations amounted to NOK 939.5 million for the year ended December 31, 2014, compared with NOK 2,522.5 million in 2013.

SEGMENTS AND BUSINESS AREAS

Feed
Marine Harvest's feed operation commenced commercial production in July 2014. Feed's Operational EBIT totaled NOK 47.1 million for the year ended December 31, 2014, compared with NOK -22.9 million in 2013. During its first six months in operation the plant produced 128,807 tonnes of feed for our Norwegian farming units, and in the fourth quarter we were more than 60% self-sufficient in feed in Norway. Through additional investment, capacity at the plant has been expanded, as a result of which the self-sufficiency rate has increased from 60% to 80%. Please see the Profit section for further details.

Farming
Farming's Operational EBIT was NOK 3,651.2 million in the year ended December 31, 2014, compared with NOK 3,001.1 million in 2013. The increase was mainly a result of the 22% increase in the volume harvested, primarily salmon of Norwegian and Chilean origin, combined with slightly higher market prices and improved price achievement. On the cost side, the full cost in box increased for salmon of Norwegian, Scottish, Canadian and Faroe Islands origin, mainly due to increasing health costs and reduced survival. Please see the Profit section for further details of development per country of origin.

Sales and Marketing
Sales and Marketing's Operational EBIT for the year ended December 31, 2014 was NOK 637.1 million, compared with NOK 351.2 million in 2013. Please see the Profit section for further details.

SEGMENT FARMING

	FARMING			
	NORWAY	SCOTLAND	CANADA	CHILE
Volume harvested tonnes gutted weight	258 021	48 858	26 697	67 504
Operational EBIT (NOK million)	3 047	470	251	317
Operational EBIT NOK per kg	**11.81**	9.62	9.40	4.70
Compared with 2013				
Volume harvested	16%	1%	-19%	139%
Full cost per kg	5.3%	14.1%	10.1%	-16.7%
Operational EBIT	26%	-22%	-25%	*

* 2013 value negative.

Markets

Markets' Operational EBIT for the year ended December 31, 2014 was NOK 518.4 million, compared with NOK 346.3 million in 2013. The 2014 Operational EBIT was comprised of NOK 329.3 million from Markets Europe, NOK 70.5 million from Markets Asia and NOK 118.7 million from Markets Americas, compared with NOK 291.1 million, NOK 16.1 million and NOK 39.0 million respectively in 2013.

VAP Europe

VAP Europe's Operational EBIT for the year ended December 31, 2014 was NOK -19.8 million, compared with NOK -57.7 million in 2013. The restructuring of operations, reducing the number of production facilities from 13 to eight, was completed in the first half of the year. Improvements in yield and underlying efficiency were reported during the course of the year, and in the fourth quarter the VAP operations were making a profit.

Morpol

Morpol's Operational EBIT for the year ended December 31, 2014 was NOK 138.5 million, compared with NOK 62.6 million in 2013. Since Morpol was only consolidated into the Group's figures from September 30 2013, 2014 represents the first full year of operations within the Marine Harvest Group. Despite a challenging French market for cold-smoked products due to the economic recession, our operations have been able to grow volume through the introduction of new products and increased sales of fresh premium and specialty products.

FINANCIAL POSITION

Total Group assets rose by 9% during 2014 to NOK 36,974 million, up from NOK 33,727 million in 2013. The value of property, plant and equipment increased during the year due to net investments of NOK 1,712 million, more than NOK 700 million higher than annual depreciation. The acquisition of assets from Acuinova added property, plant and equipment in the amount of NOK 416 million. Assets and liabilities classified as "assets/liabilities held for sale" at the close of 2013 were divested in the second quarter of 2014 at a sales price of GBP 122.5 million (NOK 1,173 million). The divestment of these assets was required in order to obtain the EU competition authorities' approval of the Morpol acquisition.

Compared with year end 2013, inventory and biological assets have increased. A higher volume of salmon in the sea, the build-up of inventory in Asia and VAP Europe, and the stocking of feed raw materials were the main factors contributing to this development. The fair value adjustment of biological assets as of December 31, 2014 amounted to NOK 2,258 million, down from NOK 2,743 million at year end 2013 due to lower market prices. The total value of biological assets as of December 31, 2014 was NOK 10,014 million, compared with NOK 9,537 million at year end 2013. This is attributable to a higher biomass volume and a higher inventory value per kg.

Net interest-bearing debt rose by NOK 1,477 million during 2014 and amounted to NOK 9,268 million at year-end. The Group issued new debt and refinanced its bank facilities during the year. A 0.875% convertible bond of EUR 375 million was issued in April, while the EUR 555 million bank facilities were refinanced at favorable terms in July. The equity ratio decreased from 48.5% to 39.8% from year end 2013 to year end 2014.

CASH FLOW

Cash flows from operations

CASH FLOW FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014 TOTALED NOK 3,944.2 MILLION

compared with NOK 2,023.0 million in 2013. Improved operational earnings and a more positive development in working capital were the main factors contributing to theimprovement.

Cash flow from investments

Cash flow from investments for the year ended December 31, 2014 totaled NOK -1,245.9 million, compared with NOK -2,472.3 million in 2013. The difference was primarily due to proceeds from the disposal of assets held for sale in the amount of NOK 1,181.7 million. This derived mainly from the divestment of farming and processing activities on the Orkney and Shetland Islands, a move required to obtain approval for the Morpol acquisition.

SEGMENT SALES AND MARKETING

	SALES AND MARKETING		
	MARKETS	MORPOL	VAP EU
Volume sold tonnes end product weight	394 738	49 215	59 867
Revenues and other income (NOK million)	18 857	4 686	4 911
Operational EBIT (NOK million)	518	138	-20
Operational EBIT %	2.7%	3.0%	-0.4%
Compared with 2013			
Revenue growth	25%	na	13%
Operational EBIT	50%	na	*

* Negative values both in 2013 and 2014. Morpol was not consolidated into the Group's figures for the full year in 2013.

Cash flow from financing
Cash flow from financing for the year ended December 31, 2014 was NOK -2 025.8 million, compared with NOK 631.9 million in 2013. In line with the dividend policy, dividend and repayment of paid-in capital amounted to NOK 3 423.8 million in 2014. In 2013, dividend paid amounted to NOK 825.3 million.

MARINE HARVEST ASA PROFIT FOR THE YEAR

Marine Harvest ASA made a profit for the year of NOK 665.6 million for the year ended December 31, 2014, compared with NOK 1,816.0 million in 2013.

DIVIDEND

Marine Harvest ASA paid a dividend per share of NOK 8.30 in 2014. In 2013 the dividend per share was NOK 2.25.

On February 3, the Board of Directors resolved to pay out a quarterly dividend of NOK 1.20 per share in the form of repayment of paid-in capital.

The Group's dividend policy is described in Note 13 Capital management and risk management to the Group financial statements.

GOING CONCERN

The Board confirms that the financial statements are based on the assumption that the company is a going concern, in accordance with section 3-3a of the Norwegian Accounting Act, and that such an assumption is justified. This confirmation is based on the reported results, the Group's business strategy, financial situation and established budgets.

INTERNAL CONTROL

For information regarding the Group's internal control procedures, please refer to Corporate Governance, chapter 10. The Company has during 2014 further implemented internal controls over financial reporting as a result of being subject Section 404 of the Sarbanes-Oxley Act due to the listing on the New York Stock Exchange (NYSE) in January 2014. The Company's implemented controls were tested by both Management and EY as the Company's independent auditor. Due to the short time period to implement these controls in combination with certain deficiencies being identified, we were not able to conclude that a material weakness in our internal controls over financial reporting were not present as of December 31, 2014. However, EY as our independent auditor has issued an unqualified opinion as part of their financial statement audit for the year ended December 31, 2014.

ANNUAL RESULT ALLOCATION

The Board will propose to the Annual General Meeting that the net profit for the year in Marine Harvest ASA, in the amount of NOK 665.6 million, should be allocated as follows:

Transfer to other equity NOK 665.6 million.

RISK

Marine Harvest is exposed to a number of financial and operational risk factors as well as reporting risk.

- *Financial risk*
  - *Currency risk*
  - *Interest rate risk*
  - *Credit risk*
  - *Price/Liquidity risk*
- *Operational risk*
  - *Market risk output - product price*
  - *Market risk input - feed*
  - *Biological risk*
  - *Regulatory risk*
  - *General industry risk*
  - *Risks related to our leading role*
- *Reporting Risk*

The Board considers it important that the Group implement the measures necessary to manage controllable risk factors in order to keep the total risk situation within acceptable limits.

For a more detailed description of operational risk, please see Part II The Marine Harvest Way and the sections on "Profit", "Planet", "Product" and "People". Risk is also described in detail in our 20-F annual report to the Securities and Exchange Commission.

For more detailed description of reporting risk, please see the Corporate Governance section.

FINANCIAL RISK

Currency risk
In Marine Harvest, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate the potential fluctuation effects on the cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of our units we have defined a hedging strategy. For some units the main hedging currency is different from the functional currency.

Transaction exposures arise from firm commitments made to transact in a currency different from the main hedging currency. The transaction exposure depends on the duration of the commitment. Through the hedging of transaction exposures, each Business Unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency.

Interest rate risk
The Group's debt to financing institutions and leasing debt are at floating interest rates. Marine Harvest ASA shall hedge the Group's interest bearing debt by currency, including external interest bearing debt and leasing in the parent company or subsidiaries, with fixed interest rate derivatives. The interest rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt for the subsequent five years. All interest rate hedging shall be executed from the parent company.

Credit risk
The Group trades only with recognized, credit worthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule, trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2014.

Price/liquidity risk
Marine Harvest's financial position and development depend significantly on the spot price developments for salmon, and these prices have historically been volatile. As such Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed price/volume contracts with its' customers. The hedging rate has normally varied between 20% and 50% of Marine Harvest's sold volume and the duration of the contracts have typically been three to 12 months. Marine Harvest is also reducing its exposure to spot price movements through its value added processing activities and tailoring of products for its customers. Other key liquidity risks

are fluctuations in production and harvest volumes, biological issues and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

For a more detailed description of financial risk, please see Note 13, Capital management and risk management to the Group financial statements.

SUSTAINABILITY

The Group's four closely interrelated guiding principles "Profit", "Planet", "Product" and "People", and related KPIs, support Marine Harvest's day-to-day decision-making processes, which ensure sustainable long-term results for all stakeholders.

In 2014, two significant milestones with regard to sustainability were the Group's achievement of ASC certification at eight seawater sites, and a significant reduction in the number of escaped fish compared with previous years. For a detailed review of how Marine Harvest works to secure sustainable operations, please see Part II of this report.

FACTORS THAT MIGHT INFLUENCE THE ENVIRONMENT

From a global perspective, two of the largest sustainability challenges related to food production are greenhouse gas emissions and the use of feed for animal protein production. These global challenges represent opportunities for the salmon farming industry, as farmed salmon utilizes significantly less feed than competing agricultural protein providers, and causes significantly lower emissions of greenhouse gases.

Salmon farming is climate friendly food production

When comparing the carbon foot print of farmed salmon with traditional meat production, the salmon footprint is 2.6 kilogram carbon equivalent/kilogram of edible product, whereas for pork and beef the figures are 5.9 and 30 kilogram carbon equivalent/kilogram of edible product respectively. Farmed salmon is also an excellent protein and energy converter compared with alternative meat sources. Producing proteins by farming salmon with sustainably sourced feed is therefore exceptionally good resource management. For a detailed review of Marine Harvest's carbon footprint and our efforts to further reduce our greenhouse gas emissions, please see the Planet section.

The use of feed for animal protein production

Long-term access to sustainably managed feed raw materials is a prerequisite for the industry. For this reason, for the first time in our annual reports we clearly present our sustainable feed policy with regard to both internal and external feed suppliers. Access to multiple raw material sources gives the industry flexibility and makes the sourcing of raw material more robust. At our research centers in Scotland, Norway, and Chile, Marine Harvest conducts both large-scale and small-scale analysis of new feeds, in an effort to reduce the use of marine raw materials without compromising fish performance and quality, or the health and welfare of the fish.

As a result of the Group's documented R&D effort, Marine Harvest's commercial diets have historically been low in marine raw materials. From a sustainability point of view, the Group's target for EPA/DHA is a challenge that must be continuously examined going forward. Replacing more of the fish meal and oil with other sources will reduce the EPA/DHA level, but the nutritional value of salmon as a source of protein will still make it a very healthy alternative. In 2014, Marine Harvest also decided to start cleaning of all relevant fish oils used in our salmon diets. Fish oil from wild-caught fisheries represents the main source of unwanted environmental pollutants, and by cleaning of fish oils we will remove these pollutants from the environment. For further details of our efforts and priorities in this area, please see Sustainable feed in the Planet section.

Group activities that might have a negative impact on the environment

The Group's activities may have a negative impact on the environment, and Marine Harvest is determined to strive for sustainable growth. In fish farming, the main challenges relate to escapes, sea lice and use of medication.

THE NUMBER OF FISH ESCAPING FROM OUR SITES DECREASED FROM 73,744 IN 2013 TO 2,052 IN 2014.

We are very pleased with the improvement achieved in 2014, but recognize that extreme weather and operational performance deviating from procedures are continuous threats to our farms, as we experienced in January 2015 when 18,247 fish were lost after lice treatment. During the first quarter of 2015, we also experienced two additional escape incidents in Norway and Chile. The Group maintains a target of zero escapes going forward.

Sea lice management remains a challenge in most farming regions in the world. The Group focuses on continuous improvement, with the objective of ensuring that sea lice from Marine Harvest farms do not have a negative impact on wild salmonid stocks. The overall strategy is that sea lice should be managed mainly using non-medicinal measures.

In this year's annual report we present our vision for an integrated approach to sea lice management that we are implementing and will continue to implement going forward. During 2014 Marine Harvest ran extensive trials of non-medicinal methods of sea lice control in its operating units in Norway, Scotland and Chile. Extensive stocking of cleaner fish has been carried out in Norway and Scotland during the year. Use of selfproduced wrasse is working very well.

Despite our progress in developing non-medicinal methods, we still rely on medication in most regions around the world. In addition to the use of medication, Marine Harvest tracks the lice load per site through the number of sites exceeding the locally defined trigger level at month-end. Although our ambition is to keep the sea lice count below the trigger level, it may be exceeded at times, for example, in situations with high temperatures when lice levels change rapidly. The percentage of sites that exceeded national trigger limits at month-end (average monthly basis) increased from 6% in 2013 to 8% in 2014 as a result of a warm summer. Over the past five years there is a clear trend towards a reduction in the percentage of sites above national trigger levels.

The use of medication could potentially impact wild fish in the vicinity of treated sites. Marine Harvest treat fish primarily for two reasons: bacterial disease requiring antibiotic treatment and a sea lice load requiring lice medication. The use of antibiotics increased from 26 gram per ton produced in 2013 to 40 gram per ton produced in 2014. The increase is a consequence of increasing infection pressure from Piscirickettsia salmonis (the agent responsible for SRS) in the Chilean industry. For lice management, use of hydrogen peroxide increased substantially in 2014. Oral treatments also increased due to a more complex sea lice situation. Annual fluctuations in medication use reflect changes in application and the rotation of products based on their suitability to target a specific infection pattern.

For more information about the Group's escape prevention and sea lice management efforts, and use of medication please see the relevant Planet sections of this report.

The Group's other activities may also have potential environmental and community impacts. The continuous evaluation of potentially negative impacts is based on our own experience as well as dialogue

with Non-Governmental Organizations (NGOs), regulators, customers and the scientific community. Being aware of the potentially negative effects our activities could have on the environment and local communities, we have incorporated measures to monitor and manage these in the Qmarine global quality program. Marine Harvest continues to work actively with regulators, industry partners and the scientific community to promote environmental responsibility in the industry. In addition, our commitment to becoming 100% ASC certified will further promote environmental responsibility. For more information on how the Group works to understand and address stakeholder concerns, please see the section "The Marine Harvest Way".

RESEARCH AND DEVELOPMENT

Marine Harvest believes that R&D is crucial to further develop and strengthen the relatively young salmon farming industry.

The Group's main research priorities focus on environmental issues, fish performance, food safety and product quality, as well as fish health and welfare and technology. In 2014, Marine Harvest Group invested NOK 130.3 million in R&D. This represents a 32.4% increase from 2013, when expenditure amounted to NOK 98.4 million. The increase compared with 2006, is 7-fold from a level of NOK 18 million. In addition to our internal R&D spending, a fee of 0.3% of Marine Harvest Norway's export value is paid to the Norwegian Seafood Research Fund. For Marine Harvest this contribution totaled NOK 25.6 million in 2014. We have taken the initiative to increase the R&D effort to facilitate the further growth and profitability of the industry, based on a solid sustainability framework. In 2014, a seawater research facility was purchased in Central Norway. This facility represents the fourth research facility in Marine Harvest Group and further strengthens our ability to seek new knowledge and better solutions for the future. For further information about Marine Harvest's R&D efforts and results in 2014, please see the R&D section in this report.

PEOPLE

HEALTH AND SAFETY

Employee safety and a healthy working environment is high on the Board's agenda.

One of the Group's four guiding principles is "People", and defined targets have been set for employee safety. Marine Harvest's ambition is to be among the best with regard to employee safety – regardless of industry. First and foremost, this means providing an accident-free workplace. A mandatory global safety program, BrainSafe, was launched in 2011. Implementation of the BrainSafe program was completed in 2013, and is now in a maintenance phase, which is intended to reinforce and sustain the lessons learned during the implementation phase. Most of our employees have attended BrainSafe training and in 2014 the training was also extended to selected suppliers. During 2014, we started a global health and safety network to share best practice. Meetings will be held regularly to benchmark and follow up on key indicators.

In 2014, the Group reported 250 LTIs for its own employees, an increase from 180 in 2013. The increase is due to the inclusion of Morpol for the full year compared with only three months in 2013. The number of LTIs is significantly higher in our processing operations than in our farming and feed operations. In 2014, Morpol and VAP Europe had 144 and 81 LTIs respectively. There were no LTIs in Feed in 2014.

Measured as LTIs per million hours worked we recorded an increase of 6% from 10.8 in 2013 to 11.4 in 2014 for our own employees, due to increased value added processing activity. Efforts to reduce the number of incidents in our Consumer Products units (Morpol and VAP Europe combined) have been initiated.

Absenteeism has remained low for several years compared with the industry average. Total absenteeism in 2014 came to 5.0%, with a 60/40 split between long-term and short-term absenteeism. Absenteeism rose in 2014 from 4.8% in 2013, due to the inclusion of Morpol for the full year, as the absentee rate is higher in the value added processing operations than in farming and feed, the main cause being ergonomic issues and stress. There has also been some sick leave due to the restructuring process that took place in our European processing operations during 2014. We have started up absenteeism programs and also a stress handling program in an effort to reduce the level of sick leave. Our effort also includes systematic competence development, job rotation and alternative work schemes where appropriate. The Group continues to aim for an absentee rate of below 4%.

The Board will continue to emphasize the imperative of improved health and safety performance going forward. For more information about health and safety in Marine Harvest, please see the People section in Part II of this report.

PEOPLE AND ORGANIZATION

At the end of 2014, the Group had 9,259 permanent and 2,456 temporary employees. The total number of employees was 11,715, which is an increase of 1,039 compared with year end 2013. The increase is mainly due to the consolidation of Aquinova.

DIVERSITY AND EQUAL RIGHTS

All Marine Harvest's activities shall be conducted without discrimination on the basis of race, ethnicity, origin (national or otherwise), disability, age, gender, sexual orientation, language, religion, or any other characteristic where a person is not treated as an individual.

Marine Harvest is committed to ensuring diversity in the Group, which ambition is in accordance with the Norwegian Anti-Discrimination Act. To reach its objective, the Group is working actively in the areas of recruitment, salary and working conditions, promotion, development opportunities and protection against harassment.

> *WE STRIVE TO ATTRACT A DIVERSIFIED WORKFORCE AND PROVIDE EQUAL OPPORTUNITIES.*

Our activities should be conducted without discrimination and we value everyone as an individual. The Group works actively with recruitment including offering apprenticeships to young employees, promotion and development opportunities. The Group also aims to attract female employees to all levels in our organization.

The fish farming industry has traditionally had a majority of male employees. At the close of 2014, the proportion of male and female employees was 58% and 42% respectively. The ratio of male to female employees remained relatively stable between 2013 and 2014. In 2014, the Group had female managers in the senior management teams of most subsidiaries. The Group continues to work actively to promote diversity in senior management positions globally. In 2014, Marine Harvest's top management team consisted of eight members, of whom three were women. Of the ten members of Marine Harvest ASA's Board of Directors, four are women (40%).

FUTURE PROSPECTS

The Board is pleased to deliver a record high operational EBIT of NOK 4,254 million in 2014. With significant tail wind from most markets, Marine Harvest delivered a good price achievement due to its global sales reach and logistical flexibility. The comprehensive contract relationships with long term customers and an increasing share of salmon sold as value added products, reduced the intra year volatility in price achievement. The Board was impressed by the manner in which the salmon markets were able to adapt to the major trade disruption caused by the trade sanctions imposed by Russia in the second half of the year.

The ongoing cost inflation across the farming regions due to biological issues, inflation in feed costs and currency effects remains a concern. The biological costs are expected to increase further in 2015. We are however encouraged by the responsible approach adopted by the Norwegian government in its White Paper of March 2015. The proposed system of stepwise increases in capacity, being contingent on biological criteria, is a prerequisite for improving control of issues such as sea lice, pancreas disease and amoebic gill disease. In Chile, costs remain at a very high level due to biological issues caused by high production density, weaknesses in the coordination of industry production and area management. The ongoing consolidation in Chile, combined with continued tightening of the regulatory regime is however expected to gradually improve the current challenging biological status in the region. The biological performance in Canada is much improved whereas Scotland is likely to underperform in 2015. Marine Harvest benefits from being less sensitive to regional cost variation due to its geographically well diversified production structure.

The Board has sanctioned substantial investments to support organic growth in 2015. A number of attractive projects have been identified to increase capacity utilization within Farming and Feed as well as targeted investments within Consumer Products and Markets. We expect to spend NOK 1,700 million in capital expenditures and NOK 900 million in working capital investments in 2015. The Board is confident that these investments will yield a high return going forward.

The new feed plant in Norway successfully commenced profitable production during 2014. The advantages of a streamlined production with a limited number of products for own use has exceeded the expectations in terms of cost and production capacity. The Board has sanctioned investments in the area of NOK 50 million linked to de-bottlenecking and increased storage capacity in the plant. These investments have increased the level of self-sufficiency in Norway from 60% to 80%. Fish feed is by far the most important input factor in salmon farming. Through the gradual in-sourcing of feed, we expect competitive prices for feed as well as improved growth, better feed conversion rate and improved quality of the end product.

The Board is monitoring the steps taken to improve the performance of VAP Europe and Morpol closely. These entities will be reported under the umbrella Marine Harvest Consumer Products from 2015.

The Board is excited by the prospects of the contemplated merger between Marine Harvest Chile and AquaChile, which adheres with Marine Harvest's strategy of forming a world leading integrated protein group. Our already strong position within salmon farming in Chile will be further strengthened and the combination of these excellent companies will form a very efficient Chilean entity that also will benefit the entire Chilean industry from a sustainability point of view. The Board believes that such a strategy will provide significant operational benefits, as well as improving and stabilizing the long term earnings for the Group.

The Board sees overall growth in demand due to new product development, continued marketing efforts and supportive consumer trends. Furthermore, the demand for farmed Atlantic salmon is expected to benefit from the strong secular trends of growing population, awareness of healthy eating and geographic expansion of retail chains with logistics able to carry fresh products. Coupled with expected limited supply in the coming periods, the Board expects a tight market balance in the coming periods. The Nasdaq future price for 2015 is currently about NOK 40 per kilogram.

OSLO, APRIL 28, 2015

Ole-Eirik Lerøy
Chairman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Solveig Strand

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-helge Aarskog
Chief Executive Officer

CORPORATE GOVERNANCE

Marine Harvest ASA ("Marine Harvest" or the "Company") considers good corporate governance a prerequisite for generating shareholder value, as well as achieving a low cost of capital and merit investor confidence. Marine Harvest strives to ensure that the internal control mechanisms and management structures comply with generally accepted principles for good corporate governance.


SHARE
CHANGE


PASSION
TRUST

Marine Harvest holds the view that the current policies for corporate governance are in line with the latest version of the Norwegian Code of Practice for Corporate Governance (the "Norwegian Code"). A full description of the Norwegian Code is available at the Oslo Stock Exchange's website (www.ose.no). As a consequence of Marine Harvest's listing on the New York Stock Exchange, the Company also complies with the Sarbanes-Oxley ("SOX") Act and other applicable requirements for listed companies.

The following sections provide explanations as to how Marine Harvest has addressed the various issues covered by the Norwegian Code.

1. IMPLEMENTATION AND REPORTING OF CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Marine Harvest (the "Board") is aware of its responsibility for the development and implementation of internal procedures and regulations ensuring that the Company and its subsidiaries (together, the "Group") complies with applicable principles for good corporate governance.

The Board reviews the overall position of the Group in relation to such principles annually and reports thereon in the Company's annual report in accordance with the requirements of the continuing obligations for listed companies and the Norwegian Code.

The Board has defined the Group's overall vision as "Leading the Blue Revolution". Closely linked to the vision is the global set of values "Passion", "Change", "Trust" and "Share".

- *Passion for the company and product: Passion is the key to our success and how we make a difference.*
- *Change is the new "normal": We are ready for change and work continuously to improve our operations.*
- *Trust is essential in everything we do: Our operations provide safe, delicious and healthy food, and we deliver on our promises.*
- *Share is the backbone of our more than 11,000 employees: We share knowledge and experience, we are open and transparent, and we cooperate with key stakeholders globally.*

During 2014 we formalized our leadership principles to strengthen the link between individual management actions and our vision. The leadership principles are:

- *Inspire people: we recruit the very best and build talent for the future. We strive to create winning teams and challenge people to succeed.*
- *Make it happen: we challenge existing thinking and promote change and innovation. We encourage people to propose solutions and learn from mistakes.*
- *Live the values: we want our leaders to be role models and build our culture; leaders should show direction and engage with stakeholders.*
- *Think and act: we want our leaders to think and act as if the company was their own, and do what is best for the company having in mind both the short and the long-term picture.*

In 2015, we will introduce these leadership principles in our operations and begin testing management's compliance.

The Group is made up of individuals with different backgrounds, nationalities, cultures and customs. The conduct – what each and every employee does and says each day – determines the Group's ability to succeed as an organization. The Code of Conduct sets standards for behavior that can be expected between colleagues, and that external parties can expect from employees in the Group. The Code of Conduct was updated in 2014. It has been communicated to the employees and it is expected that all employees make a personal commitment to follow the Code of Conduct. Testing of each employee's understanding has been, and will continue to be regularly carried out. The most recent test was performed in December 2014.

The Code of Conduct is available at the website at www.marineharvest.com.

In salmon farming, sustainability is a prerequisite for long-term value creation. The seafood industry must be environmentally and socially sustainable to be profitable over the long-term.

Marine Harvest needs attractive financial results to have the financial strength to drive the sustainable development the operations. This interdependency has led Marine Harvest to develop of the four equally important guiding principles: "Profit", "Planet", "Product" and "People".

- *Profit: Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way, that maintains the aquatic environment and respects the needs of the wider society*

- *Planet: Our operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.*

- *Product: We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.*

- *People: Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities.*

Marine Harvest has defined specific ambitions for each principle, with corresponding key performance indicators. Refining targets is an integrated part of the budget and long-term planning procedures, and achievements are reported on in operational review meetings with all Business Units, and in business review meetings with the three Business Areas, Feed, Farming and Sales and Marketing. Development and implementation of best practice is through the global quality system, Qmarine, which contains the standard operating procedures. In addition, a global set of policies constitute the system of principles to guide decisions and achieve results.

Marine Harvest's governance and management structure is further described on the website at www.marineharvest.com.

2. BUSINESS

Marine Harvest's objective is defined in the Company's articles of association:

"The objective of the Company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and hereto-related activities."

The articles of association are available on the Group's website at www.marineharvest.com.

To achieve the objective set forth in the articles of association, the Board has adopted a corporate strategy stating ambitions and priorities within the framework of the Group's vision and four guiding principles. The vision "Leading the Blue Revolution" provides direction and shows possibilities. The Group's overall ambition is to grow organically as well as through acquisitions. At present, growth is focused on the salmon value chain, from feed to fork. In line with this strategy, the Group's first feed plant was opened in July 2014. In June, it was announced that the downstream operations of Marine Harvest VAP Europe would be merged with the processing activities in Morpol, in Marine Harvest Consumer Products. The ambition of Consumer Products is to become a seafood category leader with a strong focus on quality, innovation, brand building and excellent customer service. These are important steps in controlling the entire value chain.

The material aspects within the four guiding principles were systematically assessed for the first time in 2012. Based on this assessment, our key performance indicators have been realigned to the different material aspects of the operations. In 2014, the assessment was reviewed and the material risks/challenges and opportunities were found to be largely unchanged. The process of defining the material aspects is thoroughly discussed in the section "The Marine Harvest Way". The ambitions and the priorities set to achieve them are regularly reviewed and revised by the Board. Through the discussion of the long-term plan, the Board sets the targets for the Group for the following five years. Many of thest targets are discussed in the relevant sections of this annual report (Profit, Planet, Product, People and R&D).

3. EQUITY AND DIVIDENDS

The shareholders' equity as of December 31, 2014 was NOK 14,718.2 million, which represents 39.8% of the Group's total assets. Marine Harvest ASA's objective is to maintain an equity level that is appropriate for the Company's strategy and risk profile.

The Board's ambition is that Marine Harvest ASA's shareholders will achieve a competitive return on their investment over time, through a combination of dividends and an appreciation of the value of the Company's shares.

The Board has defined the following long-term dividend policy:

- *The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company*
- *To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis*
- *When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends*

To facilitate distribution of dividends on a quarterly basis in an efficient and cost effective manner, the Board seeks to have a general authorization from the General Meeting to distribute dividends. Such authorisations shall however be limited to a maximum aggregate amount, and limited in time up to the next Annual General Meeting.

At the 2014 Annual General Meeting ("AGM"), the Board was given the following authorizations:

- *To approve the distribution of dividends based on the Company's annual accounts for 2013. The authority also includes distribution in form of repayment of paid-in capital.*
- *The authority may be used to approve the distribution of dividends up to an aggregate amount of NOK 5,000,000,000.*
- *The authority is valid for dividends from and including the second quarter of 2014 and until the ordinary general meeting in 2015, however no longer than July 1, 2015.*
- *To increase the Company's share capital by up to 410,380,417 shares (representing 10% of the shares in issue at the time). The authority did not define the purpose(s) of such capital increase. The authority expires at the AGM in 2015, however no longer than July 1, 2015.*
- *To purchase up to 410,380,417 shares in the Company (representing 10% of the shares in issue at the time) during the period up until the AGM in 2015, however no longer than July 1, 2015.*
- *To take up convertible bond loans of up to NOK 3,200 million (par value), convertible to maximum of 640 million new shares, with a total par value of NOK 480 million, during the period up until the AGM in 2015, however no longer than July 1, 2015.*

4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

Marine Harvest ASA has one class of shares.

Any purchase or sale by the Company of its own shares will either be carried out through the Oslo Stock Exchange or at prices quoted on the Oslo Stock Exchange.

Marine Harvest also has American Depositary Shares (ADRs) listed on the New York Stock Exchange.

Any transaction between the Company and a related party will be based on arm's length terms or supported, if relevant, with a valuation obtained from an independent third party. Marine Harvest ASA will make sure that major transactions with related parties are approved by the AGM in accordance with the Norwegian Public Limited Liability Companies Act.

The Board is currently authorized to set aside the pre-emption rights of existing shareholders in capital increases if it exercises its authority to issue new shares, cf. above. This is to simplify the procedure in connection with capital increases to finance further growth and/or the offering of shares as consideration in acquisitions where this is deemed a favorable form of settlement.

Members of the Board and the corporate management team have an obligation, pursuant to the Company's Code of Conduct, to disclose any material interest to the Board in transactions where the Group is a party. The Code of Conduct is available at www.marineharvest.com.

5. FREELY NEGOTIABLE SHARES

All shares in the Company have equal rights and are freely tradable. Marine Harvest also has American Depositary Shares (ADRs) listed on the New York Stock Exchange.

6. GENERAL MEETINGS

The interests of the Company's shareholders are primarily exercised at the Company's general meeting. It is the Company's goal that as many shareholders as possible are given the opportunity to participate in its general meetings and that the general meetings are organized so as to ensure that they represent an effective forum for the Company's shareholders to express their views.

Notices of general meetings are made available on the Company's website, www.marineharvest.com, and through a separate notice to the Oslo Stock Exchange at least 21 days in advance of the general meeting.

All shareholders with a known address are notified of general meetings a minimum of two weeks in advance. The notice contains detailed information on the resolutions proposed and matters to be considered at the general meeting. It includes the deadline for shareholders to give notice of their intention to attend the general meeting, as well as instructions on how they can cast their votes by proxy. The deadline for registration is set as close to the date of the general meeting as possible.

When documents concerning matters that are to be dealt with at a general meeting have been made accessible to the shareholders on the Company's website, the requirement stipulated by the Norwegian Public Companies Act that the documents shall be sent to shareholders by ordinary mail does not apply. This also applies to documents which, according to law, shall be included in or enclosed with the notice of a general meeting. A shareholder can, however, demand that documents concerning matters that are to be dealt with at a general meeting be sent to him by ordinary mail.

The notice of a general meeting shall contain a reference to the Company's website, where shareholders can access relevant documents and, if relevant, any other information that shareholders may need to gain access to such documents.

The Chairman of the Board, the leader of the Nomination Committee, the CEO and the external auditor shall all be present at the AGM. Marine Harvest does not have a policy that requires the other directors of the Board to attend the AGM.

The AGM elects a chair to preside over the meeting and one person to sign the minutes of the meeting together with the elected chair. The minutes are published on the Company's website.

The AGM approves the annual financial statements and annual report, the Board of Directors' report and any proposed dividend. The AGM also approves the remuneration to be paid to the members of the Board and the Nomination Committee (as defined below) and the external auditor.

Other items on the agenda for the AGM can include authority for the Board to acquire the Company's shares and to increase the Company's share capital, to take up loans convertible to its shares and the election of the members of the Board and the Nomination Committee (please refer to section 3 Equity and Dividend).

Pursuant to Section 6-16a of the Norwegian Public Limited Liability Companies Act, the Board has implemented guidelines for the determination of the remuneration to the Company's CEO and other senior executives. These guidelines are put forward for resolution at the AGM.

All shares carry an equal right to vote at general meetings. Resolutions at AGMs are normally passed by simple majority unless otherwise required by Norwegian law.

The Annual General Meeting for 2013 was held on May 22, 2014. Relevant documents relating to the 2014 AGM are available on the Company's website (www.marineharvest.com).



GENERAL MEETINGS

It is the Company's goal that as many shareholder as possible are given the opportunity to participate in the general meetings and that the general meetings are organized so as to ensure that they represent an effective forum for the Company's shareholder to express their views. Notices of general meetings and all relevant documents relating the general meetings are made available on our web site.


CODE OF CONDUCT

CODE OF CONDUCT

The Code of Conduct describes Marine Harvest's commitment an requirements in connection with ethical issues relevant to business practice and personal conduct. The code is made available on our web site:

www.marineharvest.com

7. NOMINATION COMMITTEE

The AGM elects the Company's nomination committee (the "Nomination Committee"). The Nomination Committee consists of three members, all of whom are independent of the Board and the Company's executive management. The current members of the Nomination Committee are: Erling Lind, Merethe Haugli and Arne Hjeltnes. The Nomination Committee submits its recommendations to the AGM regarding the election of members to the Board and the Nomination Committee and their respective remuneration.

The general meeting has approved a set of instructions defining the responsibility of the Nomination Committee. These instructions are available at www.marineharvest.com. All shareholders are invited to propose candidates to the Board and the Nomination Committee through the Company's website.

8. CORPORATE ASSEMBLY AND BOARD OF DIRECTORS: COMPOSITIONS AND INDEPENDENCE

The Company does not have a corporate assembly.

According to the Company's articles of association, the Company shall have a Board consisting of a minimum of six and a maximum of 12 members. The Chairman of the Board and the Deputy Chairman of the Board are both elected by the general meeting based on a proposal from the Nomination Committee, as are the other members representing the shareholders. The members are elected for a period of one or two years at a time. In order to ensure continuity, not all members are up for election the same year

At present, the Board consists of 10 members, of which seven are elected by the general meeting and three are representatives of the employees in Norway. All Board members are considered independent of the Company's executive management and material business partners. The majority of the Board members elected by the shareholders are independent of the Company's largest shareholder. No executives are members of the Board.

The members of the Board, including their CVs, are presented in the annual report. The shareholdings of Board members are listed in Note 24.

The Board is of the opinion that it has sufficient expertise and capacity to carry out its duties in a satisfactory manner.

9. THE WORK OF THE BOARD OF DIRECTORS

According to the Norwegian Public Limited Liability Companies Act, the Board has overall responsibility for the management of the Company, while the CEO is responsible for day-to-day management. The Board is responsible for ensuring that the Group's activities are soundly organized and for approval of all plans and budgets for the activities of the Group. The Board approves a statement of the duties, responsibilities and authorities of the CEO.

The Board keeps itself informed about the Group's activities and financial situation and is under an obligation to ensure that its activities, financial statements and asset management are subject to adequate control through the review and approval of the Group's monthly and quarterly reports and financial statements. The Board shall also ensure that the Group has satisfactory internal control systems.

The CEO is in charge of the day-to-day management of the Group, and is responsible for ensuring that the Group is organized in accordance with applicable laws, the Company's articles of association, and the decisions adopted by the Board and the Company's general meeting. The CEO has particular responsibility for ensuring that the Board receives accurate, relevant and timely information in order to enable it to carry out its duties. The CEO shall also ensure that the Group's financial statements are in accordance with Norwegian legislation and regulations and that the assets of the company are soundly managed.

The Board has formally assessed its performance and expertise in 2014 as recommended by the Norwegian Code.

The Board conducted 23 meetings during 2014, of which eight were physical. The attendance rate at the physical meetings was 94%. The Board spent significant time on the strategic positioning of the company following the decision to transform the Group from a production-driven farming company to an integrated producer of protein from the ocean.

The Board has chosen not to appoint a remuneration committee. Matters relating to remuneration of executive personnel are discussed by the Board without presence of the CEO or other executive personnel.

The Board has one subcommittee: The Audit Committee.

THE BOARD'S AUDIT COMMITTEE

The Board's Audit Committee consists of three directors, Leif Frode Onarheim, Solveig Strand and Heléne Vibbleus (the "Audit Committee").

The responsibility of the Audit Committee is to monitor the Company's financial reporting process and the effectiveness of its systems for internal control and risk management. The Audit Committee shall also keep in regular contact with the Company's auditor regarding the auditing of the annual accounts and evaluate and oversee the auditor's independence. The Audit Committee reviews ethical and compliance issues. All three members of the Audit Committee are deemed independent of the Company's management. The Audit Committee reports to the Board. The Audit Committee conducted seven meetings during 2014. Apart from the regular items to be covered by the committee, the implementation of internal controls over financial reporting in accordance with the requirements in the SOX Act section 404 was given particular priority during 2014.

The Audit Committee has formally assessed its performance and expertise in 2014 as part of the Board's assessment.

10. RISK MANAGEMENT AND INTERNAL CONTROL

The Board and management attach great importance to the quality of the Company's risk management and internal control systems. Risk management and internal control systems are important in order for the Group to be able to meet its strategic targets. These systems form an integrated part of management's decision-making processes and are central elements in the organization of the Group and the development of its routines.

Risks in Marine Harvest are divided into three main categories:

- *Operational risks, which are mainly linked to the development in the salmon price (market output risk), but also to the developments in salmon feed prices and feed utilization (market output risk) and biological risk, in addition to regulator risk, general risks related to farming and processing industries and risks related to Marine Harvest's position as a leader in the industry.*
- *Financial risks, which are trading risks based on underlying exposures, e.g. currency risk, interest rate risk, credit risk and price/liquidity risk.*

- *Risks of material misstatements in the financial reporting, which are those risks that inherently have a reasonably possible likelihood of causing a material error in the account balance or disclosures.*

For more detailed descriptions of the risks associated with our operations, please see the section "The Marine Harvest Way" and the different sections of the guiding principles "Profit", "Planet", "Product" and "People" included in this report, as well as our 20-F annual report, which is available on our website. For a more detailed description of our financial risks, please refer to the Board of Directors report in this document and Note 13, Capital management and risk management, to the Group financial statements.

Risks of material misstatements in our financial reporting are addressed by key controls as part of the SOX internal control requirements.

A continuous risk management process, including analyses, management and follow-up of significant risks, is performed to ensure that the Group is managed in accordance with the risk profile and strategies approved by the Board. This process encompasses the Group's guiding principles and ethical guidelines. The Board reviews the Group's overall risk profile in relation to strategic, operational and transaction-related issues at least once every year. The status of the overall risk situation is reported and discussed with the Board in connection with the annual budget process. The Audit Committee assists the Board and works as a preparatory body with regards to surveillance of the Company's systems for internal control, internal audit and risk management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board and Group management are responsible for establishing and maintaining adequate internal control over financial reporting. The process for internal control is developed under the supervision of the chief financial officer. The process is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group's financial statements for external reporting purposes in accordance with International Financial Reporting Standards and the interpretations issued by the International Accounting Standards Board (IASB) as adopted by the European Union (EU IFRS) and the Norwegian Accounting Act.

The Audit Committee monitors financial reporting and the related internal control, including application of accounting principles and judgements in the financial reporting. Group management and the Audit Committee have regular meetings with the external auditor present to discuss issues related to financial reporting.

Financial reporting in Marine Harvest is an integrated part of the Group's corporate governance. Distinct roles, responsibilities and duties have been established. Requirements with regard to content and deadlines, including accounting policies, checks and validations have been clearly defined. A key element in the financial reporting process is risk assessment. The risk assessment is performed at least annually, and key controls and control procedures are established to mitigate identified risks. Compliance is reported to the Audit Committee. The Group's applied accounting principles are described in a web-based accounting manual.

All Group units periodically report their financial statements into a common consolidation system, based on a common chart of accounts. All subsidiaries are responsible for the accuracy of their reported figures and that their financial reporting is in compliance with the Group's accounting principles. In addition, general and analytical controls of the reported figures are performed at the corporate level. Additional information is reported in connection with quarterly and annual reporting. Extended controls are carried out in the quarterly and the year-end reporting processes.

The Group has sufficient expertise to complete proper and efficient financial reporting in accordance with IFRS and the Norwegian Accounting Act.

The Company has during 2014 further implemented internal controls over financial reporting as a result of being subject Section 404 of the Sarbanes-Oxley Act due to the listing on the New York Stock Exchange (NYSE) in January 2014. The Company's implemented controls were tested by both Management and EY as the Company's independent auditor. Due to the short time period to implement these controls in combination with certain deficiencies being identified, we were not able to conclude that a material weakness in our internal controls over financial reporting were not present as of December 31, 2014. However, EY as our independent auditor has issued an unqualified opinion as part of their financial statement audit for the year ended December 31, 2014.

CODE OF CONDUCT AND ETHICAL GUIDELINES

The Code of Conduct describes Marine Harvest ASA's commitment and requirements in connection with ethical issues relevant to business practice and personal conduct. Marine Harvest ASA will, in its business activities, comply with applicable laws and regulations and act in an ethical, sustainable and socially responsible manner. The Code of Conduct has been communicated to employees and each employee is expected to make it a personal commitment to follow the Code of Conduct.

In 2014, a third party operated whistle blower channel was established to facilitate the reporting of concerns about potential violations of the law and breaches of Marine Harvest's Code of Conduct in all areas.

Marine Harvest has also established a new group-wide policy for anti-fraud and anti-corruption as part of its risk management, internal control and corporate governance process. The internal audit function, which is outsourced to PwC, also has specific focus on fraudulent and unethical behavior.

11. REMUNERATION OF THE BOARD OF DIRECTORS

Remuneration for the members of the Board is determined by the AGM based on a proposal from the Nomination Committee. The remuneration reflects the Board's responsibility, expertise, time commitment and the complexity of the Company's activities. The remuneration is not linked to the Company's performance. All members of the Board, with the exception of the Chairman and the Deputy Chairman, receive the same remuneration. The members of the Audit Committee receive separate additional remuneration. The fee paid to the members of the Board is fixed for each 12-month period (from AGM to AGM). The remuneration paid to members of the Board is disclosed in Note 14 to the Marine Harvest ASA financial statements.

12. REMUNERATION OF EXECUTIVE MANAGEMENT

The Board of Marine Harvest ASA determines the principles applicable to the Group's policy for compensation of senior executives. The Board is directly responsible for determining the CEO's salary and other benefits. The CEO is, in consultation with the Chairman of the Board, responsible for determining the salary and other benefits for the Group's other senior executives. The Group's senior executives include the management team of each Business Area as well as the senior members of the corporate staff.

The following guidelines form the basis for the determination of compensation to the Group's senior executives:

- *The total compensation offered to senior executives shall be competitive, both nationally and internationally.*
- *The compensation shall contain elements providing necessary financial security following termination of the employment relationship, both before and after retirement.*
- *The compensation shall be motivating, both for the individual and for the senior executives as a group.*
- *Variable elements in the total compensation shall be linked to the values generated by the Group for Marine Harvest ASA's shareholders.*
- *The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.*
- *The system of compensation shall be flexible and contain mechanisms that make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.*

Remuneration of the Company's CEO and the executive management team is disclosed in Note 14 to the Marine Harvest ASA financial statements. The Board prepares a statement regarding the remuneration of the executive management team for consideration by the AGM, in compliance with the Norwegian Public Limited Liability Companies Act. The remuneration concept for the corporate executive staff consists of the following main elements:

- *Fixed salaries*
- *Benefits in kind*
- *Pension*
- *Termination payment*
- *Bonus*

In addition, the Group has a Share Option Scheme ("Scheme") for key employees. The Scheeme is limited to two years' salary for each individual. The details of the Scheme are described in Note 14 to the Marine Harvest Group financial statements, and in Note 14 to the Marine Harvest ASA financial statements.

13. INFORMATION AND COMMUNICATIONS

The Company publishes its financial calendar every year, identifying the dates on which it will present its quarterly reports and when the AGM will be held.

All information concerning major events and acquisitions is publicly disclosed in line with the requirements of the Oslo Stock Exchange and posted on the Company's website (www.marineharvest.com). All financial reports and other information are prepared and disclosed in such a way so as to ensure that the shareholders, investors and others receive correct, clear, relevant and up-to-date information equally and in a timely manner.

The Company holds public presentations of its results quarterly.

The Board has formalized guidelines for the dialogue with the Company's shareholders beyond the AGM. This policy (IR Policy) is available on the Company's website (www.marineharvest.com).

Marine Harvest ASA is entitled by the Norwegian Securities Trading Act to publish all information (including its annual accounts) in English only.

14. TAKEOVERS

The Board will not seek to hinder or obstruct any public bid for the Company's activities or shares unless there are particular reasons for doing so. In the event of a take-over bid for the Company's shares, the Board will not exercise mandates or pass any resolutions with the intention of obstructing the take-over bid unless this is approved by the Company's general meeting following the announcement of such a bid.

The Board acknowledges that it has a particular responsibility to ensure that the Company's shareholders are given sufficient information and time to form a view of any public offer for the Company's shares. If an offer is made for a significant and controlling stake of the shares, the Board will issue a statement evaluating the offer and make a recommendation as to whether or not shareholders should accept it.

The Board has not established explicit guiding principles for dealing with take-over bids as recommended by the Norwegian code.

15. AUDITOR

The Company's elected external auditor is EY. The auditor is independent in relation to Marine Harvest ASA and is appointed by the AGM. The auditor's fee is approved by the AGM.

The auditor presents a plan for the Audit Committee for the audit and is present at Board meetings dealing with the preparation of the annual accounts where the audited financial statements are reviewed and approved. The auditor is also present at all meetings with the Audit Committee.

When evaluating the independent auditor, emphasis is placed on the firm's competence, capacity, local and international availability and the level of the fee expected.

The auditor submits a management letter to the Audit Committee and the Board following its audit of the Group's and the Company's annual financial statements. The management letter, in addition to describing the audit review, includes an evaluation of the Group's internal control systems.

The Board and the Audit Committee hold regular meetings with the auditor without the presence of management. The auditor also participates in the AGM. Information about the fee paid to the auditor is stated in Note 32 to the Marine Harvest Group financial statements. The independent auditor's remuneration is split between the auditor fee, other authorization services, tax advisory services and other non-audit related services. To the extent that the auditor is providing services beyond the audit, this is discussed separately on case-by-case basis prior to engagement, to ensure that there are no conflict of interest issues. All engagements beyond audit related servieds are aproved by the Chairman of the Audit Committee prior to start up.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will" and similar expressions. These forward-looking statements include statements relating to:

- *our goals and strategies;*
- *our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital;*
- *the expected trends in global demand for seafood;*
- *capacity to expand salmon production in Norway or elsewhere;*
- *the expected benefits from our acquisition and integration of Morpol or Acuinova, or other acquisitions or business combinations;*
- *the expected trends in the seafood industry, globally and regionally;*
- *the expected trends in human population growth;*
- *our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise, and other risks to our fish stocks;*
- *expected developments in the cost and availability of fish feed raw materials;*
- *our restructuring initiatives, including our restructuring plan for VAP Europe;*
- *climate change;*
- *our expected capital expenditures and commitments;*
- *our ability to maintain access to quality fish feed;*
- *future movements in the price of salmon and other seafood;*
- *our ability to effectively manage the impact of escapes and predation on our stock;*
- *our ability to maintain our relationships with suppliers;*
- *our ability to continue to develop new and attractive products;*
- *our ability to overcome any interruptions to the operations of our farms or our primary or secondary processing facilities or feed plant;*
- *our ability to uphold our image and reputation;*
- *our future business development, results of operations and financial condition;*
- *competition in our industry;*
- *the prospects of the Chilean salmon industry;*
- *our plans with respect to construction and opening of new production facilities;*
- *fluctuations in exchange rates and interest rates;*
- *our research and development plans and expectations; and*
- *developments in, or changes to, the laws, regulation and governmental policies governing our business and industry.*

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, such factors are described in risk factors sections in this report and in our Annual report on form 20-F.

These forward-looking statements speak only as of the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The factors set forth in risk factors in this report that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should read this report and the documents filed as exhibits to it completely and with the understanding that our actual future results may be materially different from our expectations.

BOARD OF DIRECTORS



OLE-EIRIK LERØY

(1959)
Chairman of the Board

Mr. Lerøy has broad experience in the seafood industry. He was the CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, from 1991 to 2008. He was the chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, from 2000 to 2006 and the chairman of the board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, from 1994 to 2000. Mr. Lerøy was vice chairman of DNB Supervisory Board from 2006 to 2008. He is the managing director of Framar AS, an investment company and holds various board positions in connection with Framar's investments. Mr. Lerøy is educated at the Norwegian School of Management and he has attended the AFF management program. He is a member of the board of the International Groundfish Forum. Mr. Lerøy has been a director of Marine Harvest ASA since 2009.

LEIF FRODE ONARHEIM

(1934)
Vice Chairman,
Chairman of the Audit Committee

Mr. Onarheim was the president and CEO of Nora Sunrose AS and CEO of Nora Industrier ASA, Norway's largest manufacturer of beer, soft drinks and a variety of food products, from 1971 to 1992. Nora merged with Orkla ASA in 1991 and Mr. Onarheim served as chairman of the board. From 1993 to 1997 he was President of the Norwegian School of Management. He served as chairman of the Federation of Norwegian Industries from 1997 to 2001 and as a member of the Norwegian Parliament from 2001 to 2005. He has held directorships in various private and governmental enterprises. Mr. Onarheim has a MBA from the Norwegian School of Economics and Business Administration. He serves as a member of the Asker Council and is a member of the executive committee. Mr. Onarheim has been a director of Marine Harvest ASA since 2006. He was a director of Fjord Seafood ASA, a company acquired by Marine Harvest from 2005-2006.

CECILIE FREDRIKSEN

(1983)

Ms. Fredriksen serves as an executive officer at Frontline Corporate Services Ltd. Ms. Fredriksen is a member of several boards including Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels, Ship Finance International Ltd. since 2008, a vessel owning company, and Archer Ltd., an oilfield service provider. Ms. Fredriksen holds a degree in Business and Spanish from London Metropolitan University. She has been a director of Marine Harvest ASA since 2008.



MICHAEL PARKER

(1953)

Mr. Parker has over 30 years of general management experience in the food industry, mainly in seafood, including as former deputy CEO of Youngs Bluecrest Seafood (now Findus Group). He was a board member of the UK government seafood body, Seafish, and is currently active in the UK public affairs consultancy and publishing. Mr. Parker has been the chair of the Grimsby Institute Group, an education provider, since 2012 as well as a member of the Humber Local Enterprise Partnership, a regional group established to promote economic growth, since 2013, Lodestone (Oxford) Ltd., a strategic communication consultancy firm, since 2012 and Brookes Parker Ltd, a consultancy service and investment firm, since 2011. He holds a degree in Business Administration from the University of Bath and was a trustee of the Marine Stewardship Council from 2000 to 2010. Mr. Parker has been a director of Marine Harvest ASA since 2011 until his resignation as of March 27, 2015.

SOLVEIG STRAND

(1961)

Ms. Strand has been the managing director of the companies within Strand Group, since 1999 and was a Parliamentary Secretary for the Norwegian Ministry of Fisheries. She is the managing director and a board member of Havsbryn AS, since 2002, the managing director and board member of Fiskeskjer AS, since 2002 and the chairman of the board of Vasshaugen Invest AS since 2003. She has also been a member of the county council of Møre og Romsdal and holds a degree in IT and Economics. Ms. Strand has been a director of Marine Harvest ASA since 2006. She was a director of Fjord Seafood ASA, a company acquired by Marine Harvest, from 2004 until 2006.

ØRJAN SVANEVIK

(1966)

Mr. Svanevik is an employee of the Seatankers Group. He was previously managing director for the investment advisory Oavik Capital. Mr. Svanevik served as partner and head of M&A at Aker ASA from 2005 to 2008, as COO and EVP of Kværner ASA from 2004 to 2005 and as head of business development at Aker Solutions ASA from 2001 to 2004. Mr. Svanevik has worked for nearly a decade in corporate advisory and investment banking. He started his career at Schlumberger, where he held various international financial management positions. Mr. Svanevik has an AMP from Harvard Business School, MBA from Thunderbird and a Master of Business and Economics from Norwegian School of Management. Mr. Svanevik has been a director of Marine Harvest ASA since 2014.

HELÉNE VIBBLEUS

(1958)

Ms. Vibbleus is chief audit executive of Elekta AB. She worked as an external auditor from 1981 until 2001, and became an authorized auditor and partner of PwC in Sweden. In the period 2001-2007 Ms. Vibbleus was employed by AB Electrolux as senior vice president, where she held two global positions, first as head of internal audit and second as group controller. Since 2007 she has served as a non-executive independent director of several boards, including Invisio Communications AB where she was also the chairman of the board, and Renewable Energy Corporation ASA where she was also the chairman of the audit committee. Up until 2014 she was also managing her own management consultancy business. She is currently a member of various boards of directors and also chairman of the audit committee, including in Orio AB, Scandi Standard AB and Trelleborg AB. Ms. Vibbleus holds a degree in Business Administration from the University of Linköping. Ms. Vibbleus has been a director of Marine Harvest ASA since 2014.



STEIN MATHIESEN

(1973)
Employee representative

Mr. Mathiesen began working in the seafood business in 1989 at Domstein and has been working in Marine Harvest since 2007. He is a trained food technician and is currently a factory scheduler at Marine Harvest Norway Region West, a position he has held since 2007. Mr. Mathiesen was elected to the board of directors as a representative of the employees. Mr. Mathiesen has been a director of Marine Harvest ASA since 2012.

LARS EIRIK HESTNES

(1969)
Employee representative

Mr. Hestnes started working for Marine Harvest in 1993 and has since 1994 been site manager at various seawater sites. He is currently a Health, Safety and Environment, or HSE Coordinator and Brainsafe instructor in Marine Harvest Region Mid. He has a certificate of completion as farm technician, and the course "HSE management and change" organized by Addisco/FLT at Bergen University College. Mr. Hestnes was elected to the board of directors as a representative of the employees. Mr. Hestnes has been a director of Marine Harvest ASA since 2014.

KJELLAUG SAMLAND

(1956)
Employee representative

Ms. Samland has worked in the seafood business since 1992 and has in addition been politically active in her municipality. She is currently an operational manager freshwater in Marine Harvest Norway Region South. She has a degree in aquaculture and fish diseases from the University of Bergen. Ms Samland was elected to the board of directors as a representative of the employees. Ms. Samland has been a director of Marine Harvest ASA since 2014.

FINANCIAL STATEMENTS AND NOTES

MARINE HARVEST GROUP
FINANCIAL STATEMENTS AND NOTES

STATEMENT OF COMPREHENSIVE INCOME

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2014	2013	2012
Revenue		25 300.4	19 177.3	15 420.4
Other income		230.9	22.1	43.2
Revenue and other income	**4**	**25 531.3**	**19 199.4**	**15 463.5**
Cost of materials	7	-13 677.4	-9 998.5	-9 666.5
Fair value uplift on harvested fish	6	-5 518.5	-4 323.7	-1 575.8
Fair value adjustment on biological assets	6	5 007.7	6 118.3	1 926.0
Salary and personnel expenses	14	-3 320.9	-2 674.3	-2 418.7
Other operating expenses	28	-3 350.0	-2 581.9	-2 163.5
Depreciation and amortization	9/10	-966.8	-762.5	-677.2
Provision for onerous contracts	4	23.7	-124.7	-6.1
Restructuring costs	30	-52.9	-272.8	-0.8
Other non-operational items	27	-168.2	-74.4	—
Income/loss from associated companies	21	149.5	221.8	88.3
Impairment losses	9/10	-24.1	-65.0	-0.5
Earnings before financial items (EBIT)		**3 633.4**	**4 661.8**	**968.7**
Interest expenses	12	-544.6	-640.2	-382.8
Net currency effects	12	-388.4	-311.7	523.3
Other financial items	12	-1 213.7	-252.4	-320.0
Earnings before taxes		**1 486.7**	**3 457.4**	**789.2**
Income taxes	15	-752.0	-1 026.8	-376.5
Net earnings from continuing operations		**734.8**	**2 430.6**	**412.6**
Profit after tax from discontinued operations	5	204.8	91.9	—
Profit or loss for the year		**939.5**	**2 522.5**	**412.6**
Other comprehensive income				
Change in fair value of cash flow hedges	12	-46.6	-44.3	-113.5
Income tax effect fair value of cash flow hedges	15	12.1	13.7	31.1
Currency translation differences		842.5	630.4	-325.8
Currency translation differences non-controlling interests		-3.9	4.9	-4.0
Total items to be reclassified to profit and loss in subsequent periods		**804.1**	**604.7**	**-412.2**
Actuarial gains (losses) on defined benefit plans		29.1	-28.6	—
Income tax effect actuarial gains (losses)	15	-5.5	5.1	—
Other gains and losses in comprehensive income		—	—	3.5
Total items not to be reclassified to profit and loss		**23.6**	**-23.5**	**3.5**
Total other comprehensive income		**827.7**	**581.2**	**-408.7**
Comprehensive income for the year		**1 767.2**	**3 103.7**	**3.9**
Profit or loss for the year attributable to				
Non-controlling interests		3.9	7.4	4.0
Owners of Marine Harvest ASA		935.6	2 515.1	408.6
Comprehensive income for the year attributable to				
Non-controlling interests		—	12.3	—
Owners of Marine Harvest ASA		1 767.2	3 091.4	3.9
Earnings per share - basic and diluted (NOK)	25	**2.28**	**6.66**	**1.14**
Earnings per share for continuing operations - basic and diluted (NOK)	25	**1.78**	**6.42**	**1.14**

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2014	2013	2012
ASSETS				
Non-current assets				
Licenses	8/9	6 514.9	6 036.1	5 435.4
Goodwill	8/9	2 416.9	2 374.9	2 115.5
Deferred tax assets	15	147.3	178.8	73.9
Other intangible assets	9	166.5	188.4	114.2
Total intangible assets		**9 245.6**	**8 778.3**	**7 738.9**
Property, plant and equipment	10	8 257.2	6 677.2	4 111.9
Investments in associated companies	21	978.2	900.4	647.3
Other shares	22	166.1	132.1	1 008.6
Other non-current assets		14.5	8.8	73.2
Total non-current assets		**18 661.6**	**16 496.9**	**13 579.9**
Current assets				
Inventory	7	2 400.8	1 751.1	819.7
Biological assets	6	10 014.0	9 536.6	6 207.9
Trade receivables	17	3 360.2	3 191.4	1 782.0
Other receivables	17	1 110.5	1 086.5	592.7
Restricted cash	16	213.1	167.1	89.3
Cash in bank	16	1 195.2	439.1	246.0
Total current assets		**18 293.7**	**16 171.8**	**9 737.5**
Assets held for sale	5	19.0	1 059.1	—
Total assets		**36 974.3**	**33 727.7**	**23 317.4**

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2014	2013	2012
EQUITY AND LIABILITIES				
Equity				
Share capital and reserves attributable to owners of Marine Harvest ASA	24	14 702.2	16 318.5	11 619.7
Non-controlling interests	23	16.0	27.8	69.0
Total equity		**14 718.2**	**16 346.3**	**11 688.7**
Non-current liabilities				
Deferred tax liabilities	15	3 568.9	3 365.0	2 543.7
Non-current interest-bearing debt	11	10 669.1	7 710.2	5 338.5
Other non-current liabilities	20	2 334.4	976.2	414.7
Total non-current liabilities		**16 572.5**	**12 051.3**	**8 296.9**
Current liabilities				
Current tax liabilities	15	525.2	252.6	26.2
Current interest-bearing debt	11	7.0	686.7	377.8
Trade payables	18	2 039.2	2 232.6	1 452.5
Other current liabilities	18	3 112.3	1 967.7	1 475.4
Total current liabilities		**5 683.7**	**5 139.6**	**3 331.9**
Liabilities held for sale	5	—	190.5	—
Total equity and liabilities		**36 974.3**	**33 727.7**	**23 317.4**

OSLO, APRIL 28, 2015

Ole-Eirik Lerøy
Chaiman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Solveig Strand

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-helge Aarskog
Chief Executive Officer

STATEMENT OF CHANGES IN EQUITY

MARINE HARVEST GROUP (NOK MILLION) 2014	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON-CONTROLLING INTEREST	TOTAL EQUITY
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL		
Equity 01.01.14	**3 077.8**	**9 719.3**	**58.3**	**8.4**	**-150.7**	**3 605.4**	**16 318.5**	**27.8**	**16 346.3**
Comprehensive income									
Profit	—	—	—	—	—	935.6	935.6	3.9	939.5
Other comprehensive income	—	—	-34.5	—	811.5	54.6	831.6	-3.9	827.7
Transactions with owners									
Share based payment	—	—	—	22.3	—	—	22.3	—	22.3
Dividends	—	—	—	—	—	-2 954.4	-2 954.4	-0.2	-2 954.6
Repayment of paid in capital	—	-451.4	—	—	—	—	-451.4	—	-451.4
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	-11.5	-11.5
Total Equity 31.12.14	**3 077.8**	**9 267.9**	**23.8**	**30.7**	**660.8**	**1 641.2**	**14 702.2**	**16.0**	**14 718.2**

Dividend declared and paid NOK 8.30 per share in 2014 - reference is made to note 13.

MARINE HARVEST GROUP (NOK MILLION) 2013	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON-CONTROLLING INTEREST	TOTAL EQUITY
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL		
Equity 01.01.13	**2 811.3**	**7 543.7**	**88.9**	**—**	**-781.7**	**1 957.5**	**11 619.7**	**69.0**	**11 688.7**
Comprehensive income									
Profit	—	—	—	—	—	2 515.1	2 515.1	7.4	2 522.5
Other comprehensive income	—	—	-30.6	—	631.0	-24.2	576.2	4.9	581.2
Transactions with owners									
Issue of shares	266.6	2 175.6	—	—	—	—	2 442.2	—	2 442.2
Share based payment	—	—	—	8.4	—	—	8.4	—	8.4
Acquisition of non-controlling interests	—	—	—	—	—	—	—	-74.1	-74.1
Dividends	—	—	—	—	—	-843.3	-843.3	-0.4	-843.7
Transactions with treasury shares	—	—	—	—	—	0.2	0.2	—	0.2
Non-controlling interest arising from business combination	—	—	—	—	—	—	—	21.0	21.0
Total Equity 31.12.13	**3 077.8**	**9 719.3**	**58.3**	**8.4**	**-150.7**	**3 605.3**	**16 318.5**	**27.8**	**16 346.3**

Dividend declared and paid NOK 0.225 per share in 2013 (before the reverse split of shares in January 2014).

MARINE HARVEST GROUP (NOK MILLION) 2012	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA							NON-CONTROLLING INTEREST	TOTAL EQUITY
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL		
Equity 01.01.12	**2 685.9**	**6 819.6**	**171.5**	**—**	**-436.1**	**1 525.5**	**10 766.4**	**75.8**	**10 842.2**
Comprehensive income									
Profit	—	—	—	—	—	408.6	408.6	4.0	412.6
Other comprehensive income	—	—	-82.6	—	-345.5	23.5	-404.7	-4.0	-408.7
Transactions with owners									
Issue of shares	125.4	724.1	—	—	—	—	849.5	—	849.5
Acquisition of non-controlling interests	—	—	—	—	—	—	—	-6.9	-6.9
Total Equity 31.12.12	**2 811.3**	**7 543.7**	**88.9**	**—**	**-781.7**	**1 957.5**	**11 619.7**	**69.0**	**11 688.7**

No dividend declared or paid.
Presented categories of equity were changed compared to prior years.

STATEMENT OF CASH FLOW

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2014	2013	2012
Cash flow from operations				
Earnings before taxes		1 486.7	3 457.4	789.2
Interest expense	12	544.6	640.2	382.8
Currency effects	12	388.4	311.7	-523.3
Other financial items	12	1 213.7	252.4	320.0
Impairment losses and depreciation	9/10	990.9	827.5	677.7
Fair value adjustment on biological assets and onerous contracts	6	487.0	-1 669.9	-344.1
Gain/loss on disposal of assets		-9.2	-5.6	-6.6
Income from associated companies	21	-149.5	-221.8	-88.3
Taxes paid	15	-295.2	-115.5	-122.8
Change in inventory, trade payables and trade receivables		-720.6	-1 748.8	472.4
Restructuring and other non-operational items		18.1	308.1	-15.0
Other adjustments		-10.7	-12.7	10.9
Cash flow from operations		**3 944.2**	**2 023.0**	**1 552.9**
Cash flow from investments				
Sale of fixed assets		49.0	66.0	70.6
Purchase of fixed assets	4	-1 760.7	-1 967.6	-732.9
Proceeds and dividend from associates and other investments		61.9	262.1	124.3
Purchase of shares and other investments		-777.8	-833.8	-519.6
Proceeds from disposals of held for sale assets		1 181.7	—	—
Cash flow from investments		**-1 245.9**	**-2 473.3**	**-1 057.6**
Cash flow from financing				
Proceeds from convertible bond	11	3 091.5	2 670.4	—
Proceeds from new interest-bearing debt (current and non-current)	11	5 589.0	4 125.5	12.2
Down payment of interest-bearing debt (current and non-current)	11	-6 557.7	-5 053.5	-796.6
Interest received		45.7	40.9	56.2
Interest paid		-457.5	-572.2	-358.5
Realized currency effects		-312.7	246.3	209.9
Equity paid-in		—	—	425.0
Dividends paid to owners of Marine Harvest ASA		-3 423.8	-825.3	—
Other financing items		-0.3	-0.2	—
Cash flow from financing		**-2 025.8**	**631.9**	**-451.8**
Currency effects on cash		83.5	11.4	-10.6
Net change in cash in period		**756.0**	**193.0**	**32.9**
Cash - opening balance		439.1	246.1	213.2
Net change in cash in period		756.0	193.0	32.9
Cash - closing balance total	**16**	**1 195.2**	**439.1**	**246.0**

NOTE 1 / GENERAL INFORMATION

Marine Harvest ASA is a Norwegian company headquartered at Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company on the Oslo Stock Exchange, with the ticker symbol MHG. Marine Harvest ASA has as of January 28, 2014 a secondary listing on the New York Stock Exchange for trading of American Depositary Receipts (ADRs), with the ticker symbol MHG.

The Group's operations and its operating activities are described in note 4. Marine Harvest has operations in 23 countries and has structured the majority of its operations in three business areas: Feed, Farming and Sales and Marketing. The Feed factory is located in Norway. The Group's farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. Sales and Marketing comprises the global sales organization, in addition to MH VAP Europe, Morpol Processing and Ducktrap, the US smoked fish operations in Belfast, Maine.

Comparable figures for two years are presented.

The financial statements were authorized for issue by the Board of Directors on April 28, 2015.

NOTE 2 / SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

As of December 31, 2014, 2013, and 2012, the consolidated financial statements of Marine Harvest ASA and its subsidiaries ("the Group" or "Marine Harvest") have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU. As applied by the Group, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB. In compliance with the Norwegian Accounting Act, additional disclosure requirements are included in the notes to the financial statements of Marine Harvest ASA.

New standards and amendments adopted by the Group in 2014 are described in Note 34. At the end of 2014, new standards and changes to existing standards and interpretations have been enacted but are not yet effective. Relevant effects for Marine Harvest are further described in Note 34.

The consolidated financial statements have been prepared on the historical cost basis, except when IFRS requires recognition at fair value. This relates to the measurement of certain financial instruments and valuation of biomass as further described below. The reporting period follows the calendar year.

CONSOLIDATION

Consolidated financial statements present the Group's financial position, comprehensive income, changes in equity and cash flow. All intragroup transactions, receivables and liabilities are eliminated. Unrealized gains from intragroup transactions are eliminated. Unrealized losses from intragroup transactions are also eliminated, but are considered an impairment indicator of the asset transferred.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

Subsidiaries

The Group's consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2014. Control is achieved when the Group is exposed, or has right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- *Power over the investee (i.e., existing rights that give the current ability to direct the relevant activities of the investee)*
- *Exposure, or rights, to variable returns from its involvement with the investee*
- *The ability to use its power over the investee to affect its returns*

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases then the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

INVESTMENT IN ASSOCIATED COMPANIES AND JOINT VENTURES

Associated companies are companies in which the Group has a significant non-controlling interest (normally ownership of 20-50%). Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group's investments in its associated companies and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of net assets of the associate or joint venture since the acquisition date. The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

The statement of profit and loss reflects the Group's share of the results of operations of the associate or joint venture.

The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Chile, Singapore and Vietnam, which use USD as their functional currency.

FOREIGN CURRENCY TRANSLATION

Translation of foreign subsidiaries to presentation currency
Profit or loss transactions in foreign subsidiaries are translated using the average exchange rate for the reporting period, unless the exchange rates in the period have fluctuated significantly, in which case the exchange rates at the dates of the transactions are applied. Assets and liabilities of foreign subsidiaries are translated at the exchange rate at the end of the reporting period.

Transactions in foreign currencies
Foreign currency transactions are translated using the currency rate at the time of the transaction. Receivables, debt and other monetary items in foreign currency are measured at the currency rate at the end of the reporting period and the translation differences are recognized in profit or loss. Other assets in foreign currencies are translated at the currency rate on the transaction date.

FINANCIAL INSTRUMENTS - INITIAL AND SUBSEQUENT MEASUREMENT

Financial assets in Marine Harvest are classified into the following categories:

- *Loans and receivables*
- *Financial instruments at fair value through profit or loss*
- *Financial derivatives designated as hedging instruments that qualify for hedge accounting (only applicable for the years ended 2013 and 2012 and part of 2014)*

The classification depends on the nature and the purpose of the financial instrument and is determined at the time of initial recognition. Subsequent measurement of financial instruments depends on their classification in the specified categories.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment.

Fair value through profit or loss
Financial instruments at fair value through profit or loss include:

- *Financial instruments held for trading*
- *Financial instruments designated upon initial recognition at fair value through profit or loss*

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments that are not designated as hedging instruments that qualify for hedge accounting.

Financial instruments at "fair value through profit or loss" are recognized in the statement of financial position at fair value, with changes in the fair value recognized in profit or loss as financial items. Marine Harvest has designated investments in other shares listed on the stock exchange into this category.

Impairment of financial assets
Financial assets, other than those subsequently measured at fair value, are assessed for indicators of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the investment will be negatively affected.

FINANCIAL LIABILITIES - INITIAL AND SUBSEQUENT MEASUREMENT

Financial liabilities in Marine Harvest are classified into the following categories:

- *Loans and borrowings*

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is presented as finance costs in the statement of comprehensive income. All financial instruments are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. At initial recognition, an assessment is made as to whether a financial instrument shall be accounted for as a financial liability, a financial asset or an equity instrument, based on the substance of the contractual instrument. The terms of a non-derivative financial instrument are evaluated to determine whether the instrument contains a liability and an equity component, and such components are classified separately as financial liabilities, financial assets or equity instruments as appropriate. When a non-derivative financial instrument contains an embedded derivative that would have met the definition of a derivative instrument as a separate instrument, that embedded derivative is separated from the host contract and is accounted for as a freestanding derivative instrument, if the economic characteristics and risk of the embedded derivative are not closely related to that of the host contract. Multiple embedded derivatives in a single instrument are treated as a single compound instrument if the embedded derivatives relate to the same risk exposures and are not readily separable and independent of each other.

The Group has two convertible bonds in EUR in which a conversion liability is accounted for separately with fair value through profit and loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount recognized in the statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational hedging activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Derivative financial instruments are recognized at fair value. Derivatives are presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses at expiration as well as unrealized changes in fair value on derivatives are recognized in profit or loss, except for cash flow hedges.

Cash flow hedges

The effective portion of the gain or loss on hedging instruments is recognized directly in other comprehensive income as a cash flow hedge reserve, while any ineffective portion is recognized immediately in profit and loss. The Group uses forward currency contracts to hedge its exposure to foreign currency risk in forecast transactions and firm commitments, and also uses interest rate swaps to hedge its exposure to floating interest rates. The ineffective portion relating to foreign currency contracts and interest rate swaps is recognized in financial items.

Amounts recognized as other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to the statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualify for hedge accounting. The cumulative gain on the hedged interest rate swaps that has been recognized in other comprehensive income have been reclassified from equity to profit or loss, as it is no longer highly probable that the forecast transactions are expected to occur. The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transactions occur.

REVENUE RECOGNITION

Sale of fish products

Revenue for the Group is related to sales of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Biomass

Changes in the estimated fair value of biomass are recognized in profit or loss. The fair value adjustment is presented on two separate lines in the statement of comprehensive income: "fair value uplift on harvested fish" and "fair value adjustment on biological assets". The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in other financial items in the statement of comprehensive income.

Dividends

Revenue is recognized when the Group's right to receive the payment is established, which is generally when the dividend is approved.

GOVERNMENT GRANTS

Government grants are recognized where there is reasonable assurance that the grant will be received and where the company will be in compliance with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is deducted from the carrying amount of the asset. The grant is then recognized in profit or loss over the useful life of a depreciable asset by way of a reduced depreciation charge.

GOODWILL AND LICENSES

Goodwill

Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed through a business combination.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in such circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained. Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Other intangible assets (licenses)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The value of licenses acquired by Marine Harvest (mainly licenses for salmon farming) in Norway, Chile, Ireland, the Faroe Islands, Scotland and Canada are considered indefinite. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired, either individually or at the cash-generating unit level. The assessment of indefinite life is

reviewed annually to determine whether the indefinite life continues to be appropriate. If not, the change in useful life from indefinite to finite is made on a prospective basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Straight- line depreciation is applied over the useful life of property, plant and equipment, based on the asset's historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset's residual value and useful life is evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset.

At the end of the reporting period, the carrying amounts of the Group's assets are reviewed to determine whether there are indications that specific assets have suffered an impairment loss. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of net present value of discounted cash flows (value in use).

IMPAIRMENT OF NON-CURRENT ASSETS (CASH GENERATING UNITS - CGU'S)

Annually or upon indication, each CGU is tested for impairment. If the recoverable amount of a cash-generating unit is estimated to be less than the carrying amount of the net assets of the cash-generating unit, impairment to the recoverable amount is recognized. If impairment is required, goodwill is written down first, thereafter other intangible assets. If further impairment is required, other fixed assets will be written down.

Impairment losses recognized in previous periods are reversed if the recoverable amount in a later period exceeds the carrying amount. The reversal will not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

LEASING

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are presented as finance costs in the statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

INVENTORY

Inventories mainly comprise of feed, goods in progress, packaging materials and finished goods. Inventories of goods are measured at the lower of cost and net realizable value.

The cost of finished goods includes direct material costs, direct personnel expenses, and indirect processing costs (full production cost). Interest costs are not included in the inventory value. The cost price of purchased goods is the actual purchase price. The cost is based on the principle of first-in first-out, except for feed and value-added-products, where weighted average is used.

If fish farmed by the Group is included in inventory as raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value at harvest.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. Biological assets are, in accordance with IAS 41 and IFRS 13, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below 1 kilogram, cost is an approximation to fair value. Biomass between 1 and 4 kilograms is measured at fair value less cost to sell, including a proportionate expected net profit at harvest. Live fish above 4 kilograms are measured to fair value.

Effective markets and transactions for sale of live fish are rare, so the valuation of live fish under IAS 41 implies establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IFRS 13. The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each business unit and is based on biomass in sea for each seawater site and the estimated market price in each market derived from the development in contracts as well as spot prices. Where reliable forward prices are available, those have been included in the estimation. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest, the fair value adjustment is classified as fair value uplift on harvested fish.

ONEROUS CONTRACTS

At each reporting date, management assesses if there are contracts in which the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to be received. Fair value adjustment of biological assets is included in the unavoidable cost. A provision is recorded by estimating the present obligation under the contract.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group classifies non-current assets and disposal groups as held for sale or for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding the finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale will be withdrawn. Management must be committed to the sale expected within one year from the date of the classification. Similar considerations apply to assets or a disposal group held for distribution.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or as held for distribution.

Assets and liabilities classified as held for sale or for distribution are presented separately as current items in the statement of financial position.

A disposal group qualifies as a discontinued operation if it is:

- *A component of the Group that is a CGU or a group of CGUs*
- *Classified as held for sale or distribution or already disposed in such a way, or*
- *A major line of business or major geographical area*

Discontinued operations are excluded from the results of continuing operations and are presented separately as a single amount as profit or loss after tax from discontinued operations in the statement of comprehensive income.

TAXES

Income taxes comprise taxes on the taxable profit for the year, changes in deferred taxes and any adjustments in prior year's taxes. Taxes on transactions that are recorded in other comprehensive income or directly in equity do not form part of the tax expense in profit and loss.

Tax payable is calculated using the nominal tax rate for the relevant tax jurisdiction at the end of the reporting period.

Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. Deferred tax assets arise from temporary differences that give rise to future tax deductions. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized.

Tax increasing and tax decreasing temporary differences are offset against each other to the extent that the taxes can be netted within one tax regime.

PROVISIONS

A provision is recognized if the company has a legal or constructive obligation related to a past event, and it is likely that the obligation will lead to a financial outflow for the company. Long-term provisions are valued based on discounted expected cash flows.

RESTRUCTURING COSTS

Provisions for restructuring costs will be recognized if the company has, within the reporting period, published or started a restructuring plan, which identifies what parts of the company, and approximately how many employees will be affected, the actions that will be taken, and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings. Costs related to restructuring are presented on a separate line in the statement of profit or loss.

SHARE-BASED BONUS SCHEME AND SHARE OPTION SCHEMES

The Group has share option schemes from 2012, 2013 and 2014, which will be settled in shares (equity settlement). The cost of equity- settled transactions is recognized as a payroll expense over the vesting period. The cumulative expense is recognized in other equity reserves within equity.

CASH FLOW STATEMENT AND CASH

The cash flow statement is prepared in accordance with the indirect method. Cash comprises cash and bank deposits, except restricted funds.

NOTE 3 / ACCOUNTING ESTIMATES AND JUDGEMENTS

ACCOUTNING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make accounting estimates and judgments that affect the recognized amounts of assets and liabilities, income and expenses. The estimates and underlying assumptions are based on past experience and information perceived to be relevant and probable when the judgments are made. Estimates are reviewed on an on-going basis and actual values and results may deviate from these estimates. Adjustments to accounting estimates are recognized in the period in which the estimates are revised.

Marine Harvest is exposed to a number of underlying economic factors which affect the overall results, such as salmon prices, foreign exchange rates and interest rates, as well as financial instruments with fair values derived from changes in these factors.

The matters described below are considered to be the most important in understanding the key sources of estimation uncertainty that are involved in preparing these consolidated financial statements and the uncertainties that could most significantly impact the amounts reported on the result of operations, financial position and cash flows.

INTANGIBLE ASSETS - GOODWILL AND FARMING LICENSES

The annual impairment test on intangible assets is based on a discounted cash flow model per cash-generating unit (CGU). The cash flows used in the calculations represent management's best estimate at the time of reporting. The assumptions used rest on uncertainty with regard to product prices, input prices, biological performance and future regulatory frameworks. Costs can normally be estimated with a higher degree of accuracy than income.

As profitability in the salmon farming industry historically has been very volatile, depending on developments in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, but returns to long-term historic averages for profitability in the fifth year and terminal value.

The WACC model is used for estimating the discount rate. The input data for the model is updated every year for the annual impairment test. The choice of input data for the model significantly influences the outcome of the model, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third-party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different geographic CGUs. Indications of impairment that initiate testing beyond the year-end test include a significant reduction in the profitability of the CGU compared to previous periods, negative deviations from budgets, changes in the use of assets, market changes and regulatory changes.

For further information about uncertainty in the valuation of intangible assets and impairment testing, please refer to note 8, Impairment testing. Note 9, Intangible assets, illustrates the distribution of intangible assets in the Group.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. These assets are measured at fair value less cost to sell, unless the fair value cannot be measured reliably. The estimation of the fair value relies on a series of uncertain assumptions, e.g., biomass volume, biomass quality, size distribution, market prices and costs.

Marine Harvest measures all deviations in biomass volume compared to estimates when a site is harvested out. Except for situations where there has been an incident causing mass mortality, particularly early in the cycle, combined with inability to count and weigh fish after the event in fear of stressing the fish additionally, the volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categorization of quality is normally set per country based on averages but can be set individually per site when needed. The size distribution shows some degree of variation but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at 5 kilograms is very similar to the value of two fish weighing 4 and 6 kilograms, respectively).

The accumulated cost of the fish per kilogram will only deviate from the estimate if the volume is different than the estimate. For the estimation of future costs, there is uncertainty with regard to feed prices, other input costs and biological development. Marine Harvest measures cost deviations vs. budget as part of the follow up of business units. Excluding special situations (incidents etc.), the deviations in costs vs budgets are normally limited for a group of sites, although individual sites might show deviations. The estimation of costs influences the biomass value through the recognized fair value adjustment in the statements of comprehensive income and financial position (calculated as fair value less accumulated biological costs).

The key element in the estimation of fair value is the assumed market price. The assumed market price is the price at the measurement date that Marine Harvest expects to receive on the future date when the live fish is harvested. The Company derives these prices from a variety of sources, normally a combination of the prices achieved in the previous month and the contracts most recently entered into. For salmon of Norwegian origin, quoted forward prices (Nasdaq) are also included in the estimation. The introduction of third-party forward prices as part of the price basket improves the reliability of the price estimation, but a major part of the basis for the price estimate is still historical price achievement, which may not be a good proxy for the future price.

For further information about biological asset values please refer to note 6, Biological assets.

ACCOUNTING JUDGEMENTS

LICENSES

The Group has assessed that all fish farming licenses have indefinite lives and, as such, are not amortized. Most of the jurisdictions in which the Group operates require us to obtain a license for each fish farm owned and operated in that jurisdiction. The Group has obtained and currently holds a license to own and operate each of our fish farms where a license is required. These licenses have indefinite lives or require renewal after a specific time period, but normally with automatic renewal and, as such, we have assessed that they have indefinite lives. However, the Group's licenses in each country are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even loss of license if we fail to comply with license requirements or related regulations. Also, local government may change the way licenses are renewed.

BUSINESS COMBINATIONS

On September 15, 2014 Marine Harvest ASA entered into an agreement to purchase all assets of the former Chilean farming company Acuinova Chile S.A. Based on management judgment this is treated as a business combination ref IFRS 3. Please refer to note 5 Business Combinations

NOTE 4 / BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Farming and Feed are separate reportable segments, while Business Area Sales and Marketing is divided in three reportable segments, Markets, MH VAP Europe and Morpol.

Operating segments are components of a business that are regularly reviewed by the chief operating decision makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group's chief operating decision makers.

In Marine Harvest the production of fish feed is considered to be a separate reportable segment due to the nature of the business (different economic characteristics compared to other segments in the Group and separate management follow up).

Business Area Farming, consists of the farming and primary processing operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. These operations, due to similar production processes, correlation in both input and prices, in addition to similar biological risk factors are considered to have similar economic characteristics and the farming units are therefore aggregated into one reportable segment.

Business Area Sales and Marketing consists of markets and processing operations in Americas, Asia and Europe, MH VAP Europe and Morpol. The markets operations in Americas, Asia and Europe are considered to have same similar economic characteristics, and the Market business is therefore presented as one reportable segment while MH VAP Europe and Morpol are presented as two separate reportable segments. Starting January 1. 2015, MH VAP Europe and Morpol will be presented as one segment as these operations now have been grouped as one Business Unit, Consumer Products, with a common management.

The reportable segment "other" consists of corporate functions and holding companies in addition to the Halibut-farming in Sterling White Halibut.

The performance of the segments is monitored to reach the overall objective of maximizing the operational EBIT per kilograms and margins. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (operational EBIT per kilogram) and operational EBIT margin for MH VAP Europe and Morpol. Legal entities with activities in both Farming and Sales and Marketing do not split their financial items or their statement of financial position. Gross investments in these entities are reported as Farming-activities.

The pricing principle between Feed and Farming is set at market terms and benchmarked against third parties. The pricing principle between the Farming and Sales and Marketing is based on market reference prices for spot sale, while contracts are on market terms, with the target for Sales and Marketing to maximize profit beyond these terms.

The same accounting principles as described for the consolidated financial statements have been applied for the segment reporting. Intersegment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the third parties transactions.

Unrealized gains from intragroup transactions are eliminated. In the segment reporting the internal profit is included in Operational EBIT for the relevant Business Area, but eliminated in EBIT.

KEY SEGMENT FIGURES (NOK MILLION)		SALES AND MARKETING						
BUSINESS SEGMENTS 2014	**FARMING**	**MH MARKET**	**MH VAP EUROPE**	**MORPOL**	**MH FEED**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	659.9	15 878.6	4 719.0	4 168.9	4.4	65.0	—	25 495.8
Internal revenue	15 588.7	2 978.9	192.3	586.2	1 210.7	229.4	-20 786.2	—
Operational revenue	**16 248.6**	**18 857.5**	**4 911.3**	**4 755.1**	**1 215.1**	**294.4**	**-20 786.2**	**25 495.8**
Change in unrealized sales salmon derivatives	—	—	—	—	—	35.5	—	35.5
Revenue in profit and loss	**16 248.6**	**18 857.5**	**4 911.3**	**4 755.1**	**1 215.1**	**329.9**	**-20 786.2**	**25 531.3**
Operational EBITDA	**4 358.9**	**542.2**	**67.1**	**232.6**	**84.2**	**-64.3**	**—**	**5 220.8**
Operational EBIT	**3 651.2**	**518.4**	**-19.8**	**138.5**	**47.1**	**-81.4**	**—**	**4 254.0**
Change in unrealized internal margin feed	—	—	—	—	—	—	-92.2	-92.2
Change in unrealized salmon derivatives	—	—	—	—	—	54.4	—	54.4
Fair value uplift on harvested fish	-5 518.5	—	—	—	—	—	—	-5 518.5
Fair value adjustment on biological assets	5 004.5	—	—	—	—	3.2	—	5 007.7
Onerous contracts provision	23.7	—	—	—	—	—	—	23.7
Restructuring cost	-1.9	-8.5	-42.5	—	—	—	—	-52.9
Other non-operational items	—	—	—	—	—	-168.2	—	-168.2
Income from associated companies	149.5	—	—	—	—	—	—	149.5
Impairment losses	-7.1	-1.4	-2.9	-12.7	—	—	—	-24.1
EBIT	**3 301.5**	**508.5**	**-65.1**	**125.8**	**47.1**	**-192.0**	**-92.2**	**3 633.4**
Gross investments	1 073.8	21.7	314.6	156.4	357.2	58.8	-221.8	1 760.7
Number of employees 31.12 (FTE)	4 138	1 577	1 921	3 924	68	87	—	11 715

KEY SEGMENT FIGURES (NOK MILLION)		SALES AND MARKETING						
BUSINESS SEGMENTS 2013	**FARMING**	**MH MARKET**	**MH VAP EUROPE**	**MORPOL**	**MH FEED**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	500.8	13 130.7	4 280.8	1 264.9	—	52.4	—	19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	—	162.6	-14 639.1	—
Operational revenue	**12 892.3**	**15 062.2**	**4 342.4**	**1 356.7**	**—**	**215.0**	**-14 639.1**	**19 229.6**
Change in unrealized sales salmon derivatives	—	—	—	—	—	-30.2	—	-30.2
Revenue in profit and loss	**12 892.3**	**15 062.2**	**4 342.4**	**1 356.7**	**—**	**184.8**	**-14 639.1**	**19 199.4**
Operational EBITDA	**3 623.7**	**363.0**	**21.2**	**97.6**	**-22.9**	**-107.7**	**—**	**3 974.9**
Operational EBIT	**3 001.1**	**346.3**	**-57.7**	**62.6**	**-22.9**	**-117.1**	**—**	**3 212.4**
Change in unrealized salmon derivatives	—	—	—	—	—	-30.2	—	-30.2
Fair value uplift on harvested fish	-4 323.7	—	—	—	—	—	—	-4 323.7
Fair value adjustment on biological assets	6 141.7	—	—	-30.8	—	7.3	—	6 118.3
Onerous contracts provision	-124.7	—	—	—	—	—	—	-124.7
Restructuring cost	-4.3	-32.7	-235.7	—	—	—	—	-272.8
Other non-operational items	-74.4	—	—	—	—	—	—	-74.4
Income from associated companies	221.8	—	—	—	—	—	—	221.8
Impairment losses	-6.8	-9.7	-40.6	-7.7	—	-0.2	—	-65.0
EBIT	**4 830.8**	**303.9**	**-334.0**	**24.1**	**-22.9**	**-140.1**	**—**	**4 661.8**
Gross investments	929.1	67.0	158.2	80.5	695.1	37.5	—	1 967.6
Number of employees 31.12 (FTE)	3 238	1 252	2 320	3 780	10	76	—	10 676

KEY SEGMENT FIGURES (NOK MILLION)		SALES AND MARKETING					
BUSINESS SEGMENTS 2012	FARMING	MH MARKET	MH VAP EUROPE	MORPOL	OTHER	ELIMINATIONS	TOTAL
External revenue	403.4	11 156.3	3 927.2	-	82.5	-	15 569.3
Internal revenue	10 206.1	1 550.0	16.9	-	48.7	-11 821.7	0.0
Operational revenue	**10 609.5**	**12 706.3**	**3 944.1**	**-**	**131.1**	**-11 821.7**	**15 569.3**
Change in unrealized sales salmon derivatives	-	-	-	-	-105.8	-	-105.8
Revenue in profit and loss	**10 609.5**	**12 706.3**	**3 944.1**	**-**	**25.4**	**-11 821.7**	**15 463.5**
Operational EBITDA	**997.8**	**356.0**	**80.0**	**-**	**-113.2**	**-**	**1 320.6**
Operational EBIT	**415.1**	**344.2**	**5.8**	**-**	**-121.7**	**-**	**643.4**
Change in unrealized salmon derivatives	-	-	-	-	-105.8	-	-105.8
Fair value uplift on harvested fish	-1 575.8	-	-	-	0.0	-	-1 575.8
Fair value adjustment on biological assets	1 934.8	-	-	-	-8.8	-	1 926.0
Onerous contracts provision	-6.1	-	-	-	—	-	-6.1
Restructuring cost	-0.8	-	-	-	—	-	-0.8
Income from associated companies	85.4	-	2.9	-	—	-	88.3
Impairment losses	1.1	-	-1.6	-	—	-	-0.5
EBIT	**853.7**	**344.2**	**7.1**	**-**	**-236.3**	**-**	**968.7**
Gross investments	620.0	22.0	85.7	-	5.1	-	732.9
Number of employees 31.12 (FTE)	3 263	819	2 236	-	71	-	6 389

REVENUE BY CUSTOMERS LOCATION (NOK MILLION)	2014	2013	2012
Norway	1 304.3	893.0	845.2
Europe exclusive Norway and Russia	16 069.3	12 004.1	9 658.7
Russia	663.3	909.8	626.8
America	4 007.1	3 146.3	2 738.0
Asia	2 427.6	1 772.9	1 371.7
Rest of the world	252.0	176.0	104.3
External gross revenue	**24 723.6**	**18 902.1**	**15 344.7**
Other income	772.2	327.5	224.6
Operational revenue	**25 495.8**	**19 229.6**	**15 569.3**

Marine Harvest has no customers accounting for 10% or more of the revenues.

REVENUE BY PRODUCT (NOK MILLION)	2014	2013	2012
Fresh whole salmon	11 768.2	9 940.1	8 351.9
Fresh smoked salmon	3 044.2	1 932.0	1 041.1
Fresh elaborated salmon	5 417.5	3 528.8	3 130.4
Frozen whole salmon	215.2	484.3	117.5
Frozen smoked salmon	263.7	159.4	165.7
Frozen elaborated salmon	1 965.2	1 147.4	969.9
Other products	2 049.5	1 710.1	1 568.2
External gross revenue	**24 723.6**	**18 902.1**	**15 344.7**

NOTE 5 / BUSINESS COMBINATIONS, ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

BUSINESS COMBINATION

On September 15, 2014 Marine Harvest ASA entered into an agreement to purchase all assets of the former Chilean farming company Acuinova Chile S.A.

On December 23, 2014, the acquisition was completed and the agreed purchase price for the assets was USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, which the Group has not yet obtained control over due to pending authorization from authorities. The acquisition has been accounted for as a business combination.

At the date of completion, Marine Harvest ASA could exercise rights of the assets, and hence had obtained control, except for certain licenses. December 23, 2014 is the acquisition date and Acuinova has been consolidated into Marine Harvest Group as of this date.

The assets represent a capacity to produce about 40 000 tonnes of salmon gutted weight per year. The asset purchase includes a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile's region XI. The biomass included in the deal is expected to generate a harvest volume of about 15 000 tonnes gutted weight in 2015.

The purchase of Acuinova is in line with Marine Harvest strategy of forming a world-leading integrated protein group and the acquisition will further strengthen the Group's capacity to produce and process salmon in Chile.

The assets are acquired from a company in bankruptcy, in which the main focus of the trustee has been to preserve the fish with limited harvesting. We have very limited historical financial information related to Acuinova and have not disclosed revenue and profit or loss for the year ended December 31, 2014 as though the business combination had been as of January 1, 2014, as this is impracticable. Further, profit or loss for the period post acquisition (December 23, 2014) is considered immaterial as no fish was harvested.

A provisional purchase price allocation has been carried out. The table below summarizes the consideration paid for Acuinova, and the preliminary assessed fair values of the assets acquired as recognized at the acquisition date December 23, 2014.

RECOGNIZED AMOUNTS OF IDENTIFIABLE ASSETS REQUIRED AS OF DECEMBER 23, 2014 (NOK MILLION)	NOK	USD
Fair value		
Licenses	30.6	4.1
Property, plant and equipment	490.4	66.2
Biological assets	205.7	27.7
Inventory	27.7	3.7
Other	3.4	0.5
Total identifiable net assets and acquisition date fair value for owners of Marine Harvest ASA	**757.8**	**102.2**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The asset held for sale as of December 31, 2014 of NOK 19 million is related to a factory in Germany.

On March 27, 2014 Marine Harvest entered into an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc.

The operations had a combined harvest volume of 17 400 tonnes gutted weight estimated for 2014. The majority of the these assets and related liabilities was classified as "Assets/liabilities held for sale" in Marine Harvest's consolidated financial position at December 31, 2013 and presented as discontinued operations.

The agreed Enterprise Value (EV) was GBP 122.5 million. The transaction was closed in the second quarter of 2014 and paid in cash.

The divestment was a consequence of the remedies set forth by the EU Commission for the approval of the Morpol transaction in September 2013.

RESULTS FROM DISCONTINUED OPERATIONS (NOK MILLION)	2014	2013
Revenue	202.0	246.2
Expenses	160.6	196.6
Gross profit	41.4	49.6
Fair value adjustment biomass and onerous contracts	10.9	54.8
Finance	6.3	0.5
Profit before tax from discontinued operations	46.0	103.9
Tax	7.5	12.0
Profit from discontinued operations	**38.5**	**91.9**
Gain from the sale of assets in Shetland and Orkney	**166.3**	
Total profit from discontinued operations	**204.8**	**91.9**
EARNINGS PER SHARE (NOK)		
Basic and diluted, profit for the year from discontinued operation including profit from sale of assets	0.50	0.24

Harvested volume was 0 tonnes gutted weight in the first quarter of 2014 and 5 382 tonnes gutted weight in the fourth quarter of 2013.
The main profit are related to Shetland and Orkney Islands (farming).

NOTE 6 / BIOLOGICAL ASSETS

VALUATION OF BIOLOGICAL ASSETS

Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kilogram are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is primarily unobservable. Live fish over 4 kilograms are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 and 4 kilograms. The valuation is completed for each business unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each seawater site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

ASSUMPTIONS USED FOR DETERMINING FAIR VALUE OF LIVE FISH

The estimated fair value of biomass will always be based on uncertain assumptions, even though the company has built substantial expertise in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, the size distribution and market prices.

Biomass volume: The biomass volume is in itself an estimate based on the number of smolt put to sea, the estimated growth from the time of stocking, estimated mortality based on observed mortality in the period etc. The uncertainty with regards to biomass volume is normally low.

The uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the health status restricts handling the fish. If the total biomass at sea was 1% higher than our estimates, this would result in an increase in the valuation of NOK 59.9 million. The quality of the biomass: The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced based on standard rates of deduction compared to a Superior quality fish. For fish classified as ordinary grade the standard rate of reduction is NOK 1.50 - NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight depending on the reason for downgrading. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2014. A 1% change from Production grade to Superior quality would result in a change of NOK 21.3 million in the valuation.

The size distribution: Fish in sea grows at different rates and even in a situation with good estimates for the average weight of the fish there can be considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish as each size category of fish is priced separately in the market. When estimating the biomass value a normal size distribution is applied.

Market price: The market price assumption is very important for the valuation and even minor changes in the market price will give significant changes in the valuation. The methodology used for establishing the market price is explained in note 2. A NOK 1.00 increase in the market price would result in an increase in the valuation of NOK 188.2 million,

Valuation of biological assets is affected by the market prices of fish. The market price risk is reduced through fixed price/volume customer contracts and financial contracts as well as our downstream integration as explained in note 13.

WRITE-DOWN OF BIOMASS AND EXCEPTIONAL MORALITY

Exceptional mortality is accounted for when a site either experiences elevated mortality over time or massive mortality due to an incident on the farm (outbreak of disease, lack of oxygen etc). In 2014, all farming units, except Marine Harvest Faroe Islands, recorded extraordinary mortality losses. Reference is made to note 33 - Exceptional items, where the most important losses are described.

Due to biological challenges, it was also decided to harvest one site in Scotland early as a result of poor performance. As the cost per kilogram at this site exceeded the net realizable value at year end 2014, a write down in the amount of NOK 9.1 million was recognized.

RECONCILIATION OF CHANGES IN CARRYING AMOUNT OF BIOLOGICAL ASSETS (NOK MILLION)	2014	2013	2012
Carrying amount as of 01.01	9 536.6	6 207.9	6 285.2
Cost to stock	10 277.8	8 540.8	7 704.8
Fair value adjustment on biological assets	5 007.7	6 118.3	1 926.0
Fair value uplift on harvested fish	-5 518.5	-4 323.7	-1 575.8
Mortality for fish in sea	-310.9	-158.4	-141.4
Cost of harvested fish	-9 635.7	-7 419.4	-7 879.0
Assets acquired - continued operations	168.4	338.9	—
Currency translation differences	488.6	232.2	-112.0
Total carrying amount of biological assets as of 31.12	**10 014.0**	**9 536.6**	**6 207.9**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2014	2013	2012
Marine Harvest Norway	2 061.7	1 863.2	701.3
Marine Harvest Chile	-115.7	121.3	-40.8
Marine Harvest Canada	86.1	219.0	-16.0
Marine Harvest Scotland	169.9	398.0	160.4
Marine Harvest Faroe Islands	0.8	108.2	9.3
Marine Harvest Ireland	44.4	25.4	21.0
Sterling White Halibut	11.1	7.9	0.6
Total fair value adjustment included in carrying amount in the statement of financial position	**2 258.4**	**2 742.9**	**835.7**
Biomass at cost	7 755.6	6 793.7	5 372.1
Total biological assets	**10 014.0**	**9 536.6**	**6 207.9**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2014	2013	2012
Marine Harvest Norway	3 869.0	4 021.2	1 733.5
Marine Harvest Chile	257.8	284.2	-101.9
Marine Harvest Canada	235.0	595.1	-13.3
Marine Harvest Scotland	465.4	999.1	264.7
Marine Harvest Faroe Islands	86.2	168.7	15.0
Marine Harvest Ireland	91.0	42.7	36.8
Sterling White Halibut	3.2	7.3	-8.8
Total fair value adjustment in the statement of comprehensive income	**5 007.7**	**6 118.3**	**1 926.0**

FAIR VALUE UPLIFT HARVESTED FISH IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2014	2013	2012
Marine Harvest Norway	-3 670.4	-2 898.1	-1 238.5
Marine Harvest Chile	-482.0	-123.9	27.1
Marine Harvest Canada	-376.6	-360.3	-9.7
Marine Harvest Scotland	-719.2	-822.3	-276.5
Marine Harvest Faroe Islands	-193.5	-77.7	-6.7
Marine Harvest Ireland	-76.7	-41.4	-71.6
Sterling White Halibut	0.0	—	—
Total fair value uplift in the statement of comprehensive income	**-5 518.5**	**-4 323.7**	**-1 575.8**

VOLUMES OF BIOMASS (TONNES)	2014	2013	2012
Volume of biomass harvested during the year (gutted weight)	419 423	344 317	393 170
Volume of biomass in the sea at year-end (live weight)	284 227	270 298	240 572

PRICE SENSITIVITIES EFFECT ON FAIR VALUE (SALMON ONLY) AT YEAR -END (NOK MILLION)	PRICE +1 NOK	BIOMASS +1% LWT	QUALITY +1% SUP
Marine Harvest Norway	117.9	43.1	7.3
Marine Harvest Chile	33.3	2.6	3.9
Marine Harvest Canada	19.6	9.5	4.1
Marine Harvest Scotland	13.5	3.0	4.5
Marine Harvest Faroe Islands	0.1	0.1	—
Marine Harvest Ireland	3.8	1.6	1.5
Total price sensitivities effect on fair value	**188.2**	**59.9**	**21.3**

NOTE 7 / INVENTORY

INVENTORY (NOK MILLION)	2014	2013	2012
Raw materials and goods in process	1 058.4	849.2	364.5
Finished goods	1 342.3	901.9	455.3
Total inventory	**2 400.8**	**1 751.1**	**819.7**

The amount of inventories recognized as an expense during the period is NOK 10 787.6 million.

NOTE 8 / IMPAIRMENT TESTING

At year-end 2014 the market value of the Group's equity was significantly higher than the carrying amount of equity, which is an indication that the market considers the value of the Group's assets to exceed the carrying amount. For all Cash Generating Units (CGUs) the recoverable amount has been determined based on a value in use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long-term plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady state operations. The net present value of the cash flow is compared to carrying amount in the CGU. If the carrying amount is higher than the calculated value in use, an impairment loss is recognized in profit and loss, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

KEY ASSUMPTIONS

The key assumptions used in the calculation of value in use are harvest volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please refer to the table below for a summary of the key assumptions for each CGU.

Harvest volume

Harvested volume is based on the current fish at sea and stocking plans for each unit and forecasted figures for seawater growth and mortality.

EBIT(DA)/Margins

The key profit target for salmon farming and sales is EBIT per kilogram, while value added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kilogram is highly volatile due to the fluctuations in the price of salmon. Costs can under normal circumstances be forecasted with a relatively high level of accuracy. As Marine Harvest has entered into long term sales contracts for a share of the volume to be harvested in 2015, the margin for 2015 can be forecasted with a higher level of accuracy than the margin for the years beyond (2016-2019).

Capital expenditure

In the five year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group's plan, the capital expenditure level for 2015 is high to further grow the operations. Beyond 2015, capital expenditures are aligned with the growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capital expenditure related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test. Beyond the forecast period capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period exceeds NOK 1 000 million, following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate

The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on Capital Asset Pricing Model (CAPM). The cost of debt is based on the risk free rate in the applicable country. The cost of debt is based on the risk free rate in the applicable country. In the model a 5 year average of the 10 year risk free rate has been used. In cases with only one rate available, the relevant available rate has been used. The calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, the gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates

Growth after the five year forecast period has in general been set independently for each cash generating unit based on the five year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.7%. This is lower than the expected growth rates in the first five years and lower than the historic growth rate in salmon demand.

SENSITIVITY

With regard to the assessment of recoverable amount, the Group is of the view that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGU's.

SUSBSEQUENT EVENTS

Farming Chile

As described in note 35, Marine Harvest on January 19, 2015 announced that it had entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A to merge Marine Harvest Chile S.A with AquaChile. Based on the agreed ownership that Marine Harvest will take in Empresas AquaChile S.A following the transaction, the indicated market value of Marine Harvest Chile confirms a value above the capitel employed.

ASSUMPTIONS CASH GENERATING UNITS	HARVEST	CAGR [1]	CAGR [1]	WACC			RESIDUAL		
	TONNES GWE	VOLUME	VOLUME	BEFORE TAX			VALUE GROWTH %		
	2014	2014 - 2019	2015 - 2019	2014	2013	2012	2014	2013	2012
Marine Harvest Norway Farming	258 021	4.5%	5.1%	10.2%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest Chile Farming	67 504	4.0%	11.2%	8.9%	8.5%	9.0%	1.6%	1.6%	1.7%
Marine Harvest Canada Farming	26 697	16.4%	10.9%	9.5%	8.1%	8.2%	1.7%	1.5%	1.7%
Marine Harvest Scotland Farming	48 858	12.1%	8.3%	9.3%	8.4%	8.6%	1.6%	1.8%	1.8%
Marine Harvest Ireland Farming	6 260	17.3%	9.2%	11.4%	8.5%	10.5%	1.6%	1.8%	1.8%
Marine Harvest Faroe Islands Farming	11 532	-21.2%	13.2%	8.1%	8.0%	8.2%	1.6%	1.8%	1.8%
Sterling White Halibut	549	18.2%	16.1%	9.7%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest VAP Europe	—	—	—	11.8%	8.1%	8.6%	1.0%	1.2%	1.5%
Morpol Processing	—	—	—	11.9%	9.4%	na	—	0.7%	na
Marine Harvest Asia	—	—	—	9.3%	8.0%	8.2%	1.6%	1.8%	1.8%
Marine Harvest USA sale and smoked	—	—	—	10.4%	8.5%	9.0%	1.6%	1.6%	1.7%
Marine Harvest Spain	—	—	—	na	8.1%	8.6%	na	1.2%	1.5%
Marine Harvest Fish Feed	—	—	—	9.7%	na	na	1.6%	na	na
Total	**419 421**	**6.2%**	**7.1%**						

1) CAGR: Compound Annual Growth Rate; The year-over-year growth rate over a specified period of time.

Please see below table for an overview of the CGU's with allocated intangible assets as of December 31, 2014, 2013 and 2012.

CASH GENERATING UNITS (NOK MILLION)	GOODWILL			LICENSES		
	2014	2013	2012	2014	2013	2012
Marine Harvest Norway Farming	1 607.5	1 591.0	1 591.0	3 645.8	3 219.4	3 223.0
Marine Harvest Scotland Farming	—	—	—	542.3	455.9	410.0
Marine Harvest Canada Farming	25.6	23.0	22.6	509.5	456.6	448.3
Marine Harvest Chile Farming	—	—	—	1 738.6	1 407.6	1 289.6
Marine Harvest Ireland Farming	—	—	—	20.0	18.6	16.3
Marine Harvest Faroes Farming	—	—	—	58.8	54.8	48.1
Marine Harvest VAP Europe	606.6	568.9	502.0	—	—	—
Morpol Processing	177.1	192.1	na	—	423.2	na
Marine Harvest Group	**2 416.9**	**2 374.9**	**2 115.5**	**6 514.9**	**6 036.1**	**5 435.4**

NOTE 9 / INTANGIBLE ASSETS

2014 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 702.4	6 729.3	362.4	11 794.2
Additions in the year as a result of acquisitions	0.9	23.2	—	24.2
Additions in the year	—	—	1.0	1.0
Reclassification	—	18.3	-18.3	–
Disposals / scrapping in the year	—	—	-1.2	-1.2
Divestments	-6.0	—	-10.9	-16.9
Foreign currency adjustments	213.8	440.9	34.3	689.0
Total acquisition cost as of 31.12	**4 911.1**	**7 211.8**	**367.4**	**12 490.3**
Accumulated amortization and impairment losses as of 01.01	2 327.5	693.2	174.0	3 194.7
Amortization in the year	—	—	11.9	11.9
Impairment losses in the year	—	—	0.4	0.4
Reclassification	1.5	1.5	-3.0	–
Accumulated amortization and impairment losses on disposals	—	—	-0.5	-0.5
Divestments	-3.8	—	—	-3.8
Foreign currency adjustments	169.1	2.2	18.0	189.3
Total accumulated amortization and impairment losses as of 31.12	**2 494.3**	**696.9**	**200.8**	**3 392.0**
Total carrying amount as of 31.12	**2 416.9**	**6 514.9**	**166.5**	**9 098.3**
Estimated lifetime			3 - 25 years	
Depreciation method			Linear	

2013 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 371.5	6 124.3	259.1	10 754.9
Additions in the year as a result of acquisitions	190.1	422.4	80.6	693.2
Additions in the year	—	—	16.6	16.6
Disposals / scrapping in the year	—	—	-17.3	-17.3
Foreign currency adjustments	140.8	182.7	23.4	346.8
Total acquisition cost as of 31.12	**4 702.4**	**6 729.3**	**362.4**	**11 794.2**
Accumulated amortization and impairment losses as of 01.01	2 256.0	688.9	144.9	3 089.8
Amortization in the year	—	—	11.8	11.8
Accumulated amortization and impairment losses at the time of acquisitions	—	—	12.6	12.6
Impairment losses in the year	3.1	—	2.8	5.9
Reclassification	—	3.6	-3.6	—
Accumulated amortization and impairment losses on disposals	—	—	-7.5	-7.5
Foreign currency adjustments	68.4	0.7	12.9	82.0
Total accumulated amortization and impairment losses as of 31.12	**2 327.5**	**693.2**	**174.0**	**3 194.7**
Total carrying amount as of 31.12	**2 374.9**	**6 036.1**	**188.4**	**8 599.5**

2012 SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 480.8	6 272.3	264.8	11 017.9
Additions in the year	—	12.3	6.4	18.8
Reclassification	—	1.4	-1.4	—
Disposals / scrapping in the year	-2.3	-17.2	-0.7	-20.1
Foreign currency adjustments	-107.0	-144.6	-10.1	-261.7
Total acquisition cost as of 31.12	**4 371.5**	**6 124.3**	**259.1**	**10 754.9**
Accumulated amortization and impairment losses as of 01.01	2 334.7	694.8	141.7	3 171.1
Amortization in the year	—	—	11.5	11.5
Impairment losses in the year	1.1	—	0.5	1.6
Reclassification	—	2.5	-2.5	0.1
Accumulated amortization and impairment losses on disposals	-2.3	—	-0.6	-2.9
Foreign currency adjustments	-77.5	-8.4	-5.8	-91.7
Total accumulated amortization and impairment losses as of 31.12	**2 256.0**	**688.9**	**144.9**	**3 089.8**
Total carrying amount as of 31.12	**2 115.5**	**5 435.4**	**114.2**	**7 665.0**

NOTE 10 / PROPERTY, PLANT AND EQUIPMENT

2014 SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, CAGES AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	3 634.1	7 124.1	1 273.8	2 176.8	1 684.3	15 893.1
Acquisitions through business combinations [2]	206.9	100.1	3.2	122.1	4.2	436.6
Additions in the year	22.3	95.2	10.9	2.6	1 615.0	1 746.0
Capitalized interest	—	—	—	—	3.8	3.8
Reclassification	603.9	743.2	85.1	413.9	-1 892.0	-45.9
Disposals / scrapping in the year	-41.9	-149.6	-22.3	-26.5	-17.8	-258.2
Divestments	-109.7	-213.4	-49.6	-105.1	-1.2	-479.0
Foreign currency adjustments	287.4	655.3	26.6	241.4	98.6	1 309.4
Total acquisition cost as of 31.12	**4 603.0**	**8 354.9**	**1 327.7**	**2 825.1**	**1 494.9**	**18 605.6**
Accumulated depreciation and impairment losses as of 01.01	1 801.6	5 106.4	619.9	1 277.5	410.7	9 216.1
Depreciation in the year	144.3	465.0	81.8	225.1	38.8	955.0
Impairment losses and reversal of previous writedown in the year	10.7	9.4	0.9	0.8	1.9	23.7
Reclassification	-5.7	-70.9	-0.7	6.2	25.1	-45.9
Accumulated depreciation and impairment losses on disposals	-26.4	-137.8	-20.3	-24.6	-17.7	-226.9
Divestments	-55.5	-154.8	-49.2	-105.1	-0.5	-365.1
Foreign currency adjustments	120.6	515.9	20.8	120.2	14.7	792.3
Total accumulated depreciation and impairment losses as of 31.12	**1 989.5**	**5 733.2**	**653.2**	**1 500.1**	**473.0**	**10 349.1**
Total carrying amount as of 31.12	**2 613.6**	**2 621.7**	**674.5**	**1 325.0**	**1 022.3**	**8 257.2**
Estimated lifetime	0-20 years	5-20 years	5-20 years	5-20 years	3-5 years	
Depreciation method	Linear	Linear	Linear	Linear	Linear	

1) Other tangible includes prepayments regarding property, plant and equipment
2) The significant part of additions by business combinations relates to the Group's acquisition of assets from former Chilean farming company Acuniova Chile S.A.

2013 SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, CAGES AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	2 504.5	5 463.8	1 033.8	1 853.6	821.4	11 677.0
Acquisitions through business combinations	648.3	1 074.7	43.5	-20.3	190.7	1 937.0
Additions in the year	32.6	140.1	3.1	0.2	1 788.4	1 964.4
Capitalized interest					11.3	11.3
Reclassification	272.2	298.8	192.9	397.6	-1 161.5	—
Disposals / scrapping in the year	-37.9	-258.6	-13.7	-136.0	-17.3	-463.5
Foreign currency adjustments	214.4	405.3	14.2	81.7	51.2	766.8
Total acquisition cost as of 31.12	**3 634.1**	**7 124.1**	**1 273.8**	**2 176.8**	**1 684.3**	**15 893.1**
Accumulated depreciation and impairment losses as of 01.01	1 511.1	4 162.0	471.0	1 068.9	352.2	7 565.2
Accumulated depreciation at the time of acquisition through business combinations	102.4	580.3	39.7	14.7	45.9	783.0
Depreciation in the year	107.6	359.1	71.1	190.7	22.3	750.8
Impairment losses and reversal of previous writedown in the year	40.4	18.0	—	0.4	—	58.8
Reclassification	-25.7	-69.8	39.9	83.4	-27.8	—
Accumulated depreciation and impairment losses on disposals	-26.3	-240.8	-13.3	-130.5	-8.6	-419.4
Foreign currency adjustments	92.0	297.7	11.5	49.8	26.8	477.8
Total accumulated depreciation and impairment losses as of 31.12	**1 801.6**	**5 106.4**	**619.9**	**1 277.5**	**410.7**	**9 216.1**
Total carrying amount as of 31.12	**1 832.8**	**2 017.5**	**653.9**	**899.3**	**1 273.7**	**6 677.2**

2012 SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, CAGES AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	2 476.5	5 503.7	972.3	2 011.0	874.5	11 838.1
Accumulated cost at the time of acquisitions	—	—	—	—	—	—
Additions in the year	5.3	32.2	3.4	—	694.3	735.3
Reclassification	124.6	216.8	79.7	162.4	-691.7	-108.1
Disposals / scrapping in the year	-19.1	-102.3	-14.0	-265.1	-19.7	-420.2
Foreign currency adjustments	-82.9	-186.6	-7.7	-54.7	-35.0	-366.9
Total acquisition cost as of 31.12	**2 504.5**	**5 463.8**	**1 033.8**	**1 853.6**	**821.4**	**11 677.0**
Accumulated depreciation and impairment losses as of 01.01	1 476.0	4 096.4	427.5	1 228.8	442.8	7 671.4
Accumulated cost at the time of acquisitions	—	—	—	—	—	—
Depreciation in the year	94.1	318.4	63.6	172.8	16.7	665.7
Impairment losses and reversal of previous writedown in the year	0.1	-1.9	—	0.6	—	-1.1
Reclassification	-1.2	-1.9	-0.5	-34.3	-70.2	-108.1
Accumulated depreciation and impairment losses on disposals	-13.0	-95.3	-13.6	-262.5	-19.2	-403.8
Foreign currency adjustments	-44.9	-153.7	-6.0	-36.5	-17.9	-259.1
Total accumulated depreciation and impairment losses as of 31.12	**1 511.1**	**4 162.0**	**471.0**	**1 068.9**	**352.2**	**7 565.2**
Total net carrying amount as of 31.12	**993.4**	**1 301.8**	**562.8**	**784.6**	**469.3**	**4 111.9**

Sale of fixed assets

Tangible fixed assets have been sold during the year and net gain on sale of assets amounts to NOK 10.8 million in 2014. The corresponding figures for 2013 was NOK 6.3 million and for 2012 NOK 6.5 million.

Impairment testing of fixed assets

Impairment tests for specific fixed assets are performed when there are indications of impairment. No such indicators were identified at year-end 2014.

Contracts

At year-end 2014 Marine Harvest had entered into significant contracts in Marine Harvest Fish Feed (NOK 50 million) and in Marine Harvest Norway (NOK 144 Million).

NOTE 11 / INTEREST-BEARING DEBT

INTEREST BEARING DEBT (NOK MILLION)	2014	2013	2012
Non-current interest-bearing debt	3 772.7	3 932.9	3 806.1
Bond	1 241.7	1 239.4	—
Convertible bond	5 654.7	2 537.9	1 532.4
Total non-current interest-bearing debt	**10 669.1**	**7 710.2**	**5 338.5**
Current interest-bearing debt	**7.0**	**686.7**	**377.8**
Total interest-bearing debt	**10 676.1**	**8 396.9**	**5 716.3**

Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing in the subsidiaries is only conducted if this is optimal for the Group. Marine Harvest complied with its covenants at the end of 2014.

The following programs are the main sources of financing for the Marine Harvest Group per December 31, 2014:

EUR 555 MILLION SYNDICATED CREDIT FACILITY

The Group has a syndicated revolving credit facility with a limit of EUR 555 million. The facility has final maturity in November 2019.

The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth a covenant on solidity (equity ratio) which has to be above 35% at all times. Furthermore, the ability for the Group to take on new debt is regulated by the loan agreement.

EUR 350 MILLION CONVERTIBLE BOND

In May 2013, Marine Harvest issued a convertible bond loan with a EUR 350 million principal. The loan carries a fixed coupon of 2.375% p.a. payable semi-annually. Unless a prior conversion, the loan will mature in May 2018. There are no installments on the loan. The conversion share price at the end of 2014 was EUR 8.8716, representing an adjustment to the original conversion share price (EUR 1.0265) for dividends paid and the inverse split of the Marine Harvest share. The conversion share price at the end of 2014 was EUR 8.8716, representing an adjustment to the original conversion share price (EUR 1.0265) for dividends paid and the inverse split of the Marine Harvest share. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. In March 2015 bondholders representing 99.43% of the issue accepted a voluntary incentive offer to convert their bonds early. Subsequent to this conversion Marine Harvest can, under certain conditions, call the remaining bonds at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights

EUR 375 MILLION CONVERTIBLE BOND

In April 2014, Marine Harvest issued a convertible bond with a principal amount of EUR 375 million. The bonds have a fixed coupon of 0.875% p.a. payable semi-annually. In the absence of a prior conversion, the loan will mature in May 2019. There are no installments. The conversion share price at the end of 2014 was EUR 10.7052 representing an adjustment to the original conversion share price (EUR 11.7476) for dividends paid. The conversion price is subject to standard adjustment mechanisms for convertible bonds. From June 2017, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

NOK 1.250 MILLION BOND

In March 2013, Marine Harvest issued an unsecured bond with a principal amount of NOK 1.250 million. The bond issue carries a coupon of three month NIBOR plus 3.5% p.a., payable quarterly. The bond is repayable in 2018 with no interim installments. The bond is listed on the Oslo Stock Exchange.

CONVERTIBLE BONDS (NOK MILLION)	STATEMENT OF FINANCIAL POSITION			STATEMENT OF COMPREHENSIVE INCOME		
	NON-CURRENT INTEREST-BEARING DEBT	CONVERSION LIABILITY COMPONENT 2013 - BOND	CONVERSION LIABILITY COMPONENT 2014 - BOND	NET INTEREST EXPENSES	NET CURRENCY EFFECTS	OTHER FINANCIAL ITEMS
Initial recognition						
EUR 350 mill 2013-bond	2 267.1	378.0	-	-	-	-
EUR 375 mill 2014-bond	2 554.2	-	486.4	-	-	-
Subsequent measurement 2013						
Interest and currency	270.8	-	-	-92.7	-222.0	-
Change in fair value of conversion liability component	-	182.9	-	-	-	-182.9
Subsequent measurement 2014						
Interest and currency	562.6	-	-	-235.7	-415.7	-
Change in fair value of conversion liability components	-	639.3	532.0	-	-	-1 171.3
Net recognized end of 2014	**5 654.7**	**1 200.2**	**1 018.4**			

At initial recognition the nominal value of the convertible bond was split into a liability component and a conversion liability component. The value of the liability component, classified as non-current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the conversion liability component, was classified as other non-current liabilities.

On subsequent measurements the amortized interest is recognized as interest expense and increases the carrying amount of the convertible bond. The conversion liability component is recognized at fair value using a valuation technique based on observable data.

NOTE 12 / FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME (NOK MILLION)	2014	2013	2012
Interest expenses	-392.3	-510.2	-307.0
Amortized interest cost	-152.3	-130.1	-75.8
Interest costs	**-544.6**	**-640.2**	**-382.8**
Net currency effects on interest-bearing debt	-252.3	-528.5	206.9
Net currency effects on cash, trade receivables and trade payables	135.3	105.7	1.5
Gain/loss on short-term transaction hedges	-233.1	46.6	38.8
Realized gain (loss) on long-term cash flow hedges	-38.3	64.5	276.1
Net currency effects	**-388.4**	**-311.7**	**523.3**
Interest income	30.3	25.0	-0.9
Gain/loss on salmon derivatives	2.3	3.9	—
Change in fair value other financial instruments	-108.9	46.3	-145.0
Change in fair value conversion liability component of convertible bonds	-1 171.3	-516.1	-305.3
Change in fair value other shares	33.8	60.8	3.8
Dividends and gain (loss) on sales of other shares	9.0	134.9	135.6
Net other financial costs	-8.8	-7.1	-8.2
Other financial items	**-1 213.7**	**-252.4**	**-320.0**
Total financial items	**-2 146.7**	**-1 204.4**	**-179.5**
Other comprehensive income			
Cash flow hedges qualified for hedge accounting	-46.6	-44.3	-113.5

CASH FLOW HEDGING EQUITY RESERVE (NOK MILLION)	2014	2013	2012
Cash flow hedging equity reserve as of 01.01	58.3	88.9	171.5
Change in fair value of cash flow hedges	-84.9	13.5	162.6
Realized gain (loss) recycled through profit or loss	38.3	-57.8	-276.1
Change in deferred tax	12.1	13.7	31.1
Currency translation cash flow hedges	—	—	-0.2
Cash flow hedging equity reserve as of 31.12.	**23.8**	**58.3**	**88.9**

The Group has discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014. The cumulative gain on interest rate swaps subject to hedge accounting that has been recognized in other comprehensive income has been reclassified from equity to profit or loss, as it is no longer highly probable that the forecast transactions are expected to occur.

The cumulative gain on the currency cash flow hedges that has been recognized in other comprehensive income will be reclassified from equity to profit and loss, when the forecast transactions occurs.

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION) DECEMBER 31, 2014	FINANCIAL ASSETS AND LIABILITIES					
	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	—	159.0	7.1	—	—	166.1
Current assets						
Trade receivables	3 360.2	—	—	—	—	3 360.2
Other receivables	627.4	259.1	—	—	224.0	1 110.5
Cash	1 408.3	—	—	—	—	1 408.3
Non-current liabilities						
Non-current interest-bearing debt	-10 669.1	—	—	—	—	-10 669.1
Other non-current liabilities	—	-2 218.6	—	—	-115.9	-2 334.4
Current liabilities						
Current interest-bearing debt	-7.0	—	—	—	—	-7.0
Trade payables	-2 039.2	—	—	—	—	-2 039.2
Other current liabilities	-993.0	-810.4	—	—	-1 308.9	-3 112.3
Total	**-8 312.4**	**-2 610.9**	7.1			
Fair value	**-8 755.2**	**-2 610.9**	7.1			

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	FINANCIAL ASSETS AND LIABILITIES					
DECEMBER 31, 2013	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	—	125.2	6.9	—	—	132.1
Current assets						
Trade receivables	3 191.4	—	—	—	—	3 191.4
Other receivables	673.2	130.1	—	—	283.2	1 086.5
Cash	606.2	—	—	—	—	606.2
Non-current liabilities						
Non-current interest-bearing debt	-7 710.2	—	—	—	—	-7 710.2
Other non-current liabilities	—	-691.8	—	-163.6	-120.9	-976.3
Current liabilities						
Current interest-bearing debt	-686.7	—	—	—	—	-686.7
Trade payables	-2 232.6	—	—	—	—	-2 232.6
Other current liabilities	-717.6	-17.1	—	-64.9	-1 168.1	-1 967.7
Total	**-6 876.3**	**-453.7**	**6.9**	**-228.5**		
Fair value	**-7 056.5**	**-453.7**	**6.9**	**-228.5**		

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	FINANCIAL ASSETS AND LIABILITIES					
DECEMBER 31, 2012	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	—	1 002.0	6.6	—	—	1 008.6
Current assets						
Trade receivables	1 782.0	—	—	—	—	1 782.0
Other receivables	240.1	44.4		123.5	184.8	592.7
Cash	335.3	—	—	—	—	335.3
Non-current liabilities						
Non-current interest-bearing debt	-5 338.5	—	—	—	—	-5 338.5
Other non-current liabilities	—	-329.5	—	—	-85.2	-414.7
Current liabilities						
Current interest-bearing debt	-377.8	—	—	—	—	-377.8
Trade payables	-1 452.5	—	—	—	—	-1 452.5
Other current liabilities	-436.6	-450.4	—	—	-588.4	-1 475.4
Total	**-5 248.1**	**266.5**	**6.6**	**123.5**		
Fair value	**-5 334.7**	**266.5**	**6.6**	**123.5**		

There has not been any reclassification between the categories of financial assets or liabilities in 2014, except for financial instruments qualified for hedge accounting as described in note 2. There were no reclassifications between categories of financial assets or liabilities in 2013, and 2012.

Details regarding criteria for recognition and the basis for measurement for each class of financial instrument are disclosed in note 2 - Significant accounting principles.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortized cost

With the exception of the EUR 350 million and EUR 375 million convertible bonds, the Group consider that the carrying amount of financial assets and liabilities recognized at amortized cost in the financial statements approximates their fair value. Reference is made to note 11 for further information regarding the convertible bonds.

Fair value measurements recognized in the statement of financial position

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy of three different levels based on the degree to which the fair value is observable:

Level 1: *fair value determined directly by reference to published quotations*
Level 2: *fair value estimated using a valuation technique based on observable data*
Level 3: *fair value estimated using a valuation technique based on unobservable data.*

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (NOK MILLION)	NOTE	31.12.14			31.12.13			31.12.12		
		LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
ASSETS MEASURED AT FAIR VALUE										
Financial assets to fair value through profit or loss:										
Other shares	22	153.4	—	5.6	119.1	—	6.1	59.3	—	942.7
Other financial instruments		187.4	71.7	—	72.1	28.4	—	—	32.8	—
Current currency hedges		—	—	—	—	29.6	—	—	11.6	—
Financial derivatives qualified for hedge accounting		—	—	—	—	—	—	—	123.5	—
LIABILITIES MEASURED AT FAIR VALUE										
Financial liabilities to fair value through profit or loss:										
Conversion liability component of convertible bond	11	—	-2 218.6	—	—	—	-560.9	—	—	-329.5
Interest swaps		—	-664.5	—	—	132.5	—	—	-448.7	—
Current currency hedges		—	-145.9	—	—	-15.6	—	—	-1.8	—
Financial derivatives qualified for hedge accounting		—	—	—	—	-228.5	—	—	—	—
BONDS AT AMORTIZED COST, FAIR VALUE		—	-7 339.0	—	—	—	4 518.4	—	—	1 948.5

The fair value of the conversion liability component of the EUR 350 million and EUR 375 million convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared to 2013 and 2012 when the conversion liability component was calculated using a Black Scholes model. The own nonperformance risk as at December 31, 2014 was assessed to be insignificant.

The change has caused a transfer from Level 3 to Level 2 in the hierarchy. For specification, reference is made to note 11.

There were no transfers between the levels in 2013 or 2012.

Shares listed on the Oslo Stock Exchange are valued at quoted prices. Other shares are primarily valued on level 3 at cost. For specification, reference is made to note 22.

NOTE 13 / CAPITAL MANAGEMENT AND RISK MANAGEMENT

CAPITAL MANAGEMENT

Capital management refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives. The primary objective of the Group's capital management is to ensure access to capital contributing to satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth an equity ratio as the only financial covenant. The remaining portfolio of interest bearing debt does not include more restrictive financial covenants. Marine Harvest complied with the covenant in its loan agreements during and at the end of 2014. Details relating to the main loan programs in the Group are described in note 11.

Marine Harvest intends to maintain an equity base suitable to the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or repurchase of shares. At year-end 2014, Marine Harvest had an equity of NOK 14,718 million. The equity share, defined by equity/total assets, was at the same time 39.8%. Net interest bearing debt, defined as total interest-bearing debt less cash was NOK 9,268 million at year-end. The Board of Directors of Marine Harvest ASA considers the equity in the Group appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

During 2014;

- *The dividend level shall reflect the present and future cash generation potential of the Group.*
- *Marine Harvest will target a ratio of net interest-bearing debt to equity of less than 50%.*
- *When the target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend.*

From February 2015 and onwards;

- *The quarterly dividend level shall reflect the present and expected future cash flow generation of the Group.*
- *To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis.*
- *When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.*

The Board of Directors has further adopted guidelines targeting quarterly dividend distribution, whereby each dividend proposal shall be dimensioned with a view to manage net interest bearing debt around a target level. The target level is dimensioned relative to the scope of the Group's operations and was set to NOK 7.5 billion for 2014, and amended to EUR 1.1 billion (NOK 9.9 billion) in February 2015 based on the Group's operations. The target level will be reviewed in connection with the contemplated AquaChile transaction.

The Board of Directors of Marine Harvest ASA has been given proxies from the Annual General Meeting in May 2014 to:

- *Purchase shares in the Company up to a maximum total nominal value of NOK 307,783,312.50 which equals approximately 10% of the share capital.*
- *Increase the Company's share capital through issuance of new shares with an aggregate nominal value of up to NOK 307,783,312.50.*
- *Raise convertible bond loans with a maximum par value of NOK 3,200 million, convertible into a maximum number of new shares equivalent to a total nominal value of NOK 480 million.*
- *Distribute dividends, up to an aggregate amount of NOK 5 billion based on the Company's annual accounts for 2013 including distribution in the form of repayment of paid-in capital.*

In the Extraordinary General Meeting on January 20, 2014 a reverse split of the company's shares in the proportion 10:1 was approved in accordance with the Board's proposal, the shares were traded "ex reverse split" from and including January 21, 2014.

The Group's principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group's third party financing. The Group holds financial assets such as trade receivables, cash and shares.

The Group uses financial derivatives, mainly currency forward contracts, interest rate swaps and financial salmon futures. The purpose of these derivatives is to manage the interest rate, currency and salmon price risks arising from the operations of the Group. With the exception of financial salmon futures, no trading activities in financial instruments are undertaken. On a selective basis, the Group also enters into other financial derivatives such as equity forward contracts. Marine Harvest ASA has entered into such contracts relating to shares in Grieg Seafood.

Details regarding significant accounting policies for financial assets and liabilities are disclosed in note 2 Significant accounting policies.

FINANCIAL RISK MANAGEMENT

The Group monitors and manages the financial risks arising from the operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

The Group seeks to manage these risks through operational measures or (where such measures are not available) through the use of financial derivatives.

A policy on the management of these risks has been approved by the Board of Directors. The policy includes principles on currency risk, interest rate risk, price risk, the use of financial instruments and other operational means as well as limits on the maximum and minimum levels of these exposures.

CURRENCY RISK

In the Marine Harvest Group, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate the potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest's units, the Group has defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies (main hedging currencies) according to the below table.

Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Ireland	EUR
The Faroe Islands	DKK
VAP and Morpol (Consumer Products)	EUR
Asia	USD
Cold Water Species	NOK

For some units the main hedging currency is different from the functional currency.

Transaction exposures arise from firm commitments made to transact in a currency different from the main currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

Through hedging of transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. Further exposures arise from structural imbalances between the main currencies on the revenue side versus the expense side. These imbalances are predominantly a result of production taking place in a country different from where the product is sold. Due to their structural nature, the exposure are of a longer horizon than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance.

The Marine Harvest Group normally has a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group currently hedges up to 30% of its' underlying exposure between EUR and NOK with a horizon of two years.

As of December 31, 2014 the Group held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 3 795 million. Instruments equivalent to 77% of the contract value mature in 2015 and no instrument matures beyond June 2016. The portfolio had a net negative market value of NOK 106.3 million at year-end.

Currency exposure in the statement of financial position

As a consequence of the Group's net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On December 31, 2014, the portfolio was in line with policy.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT (NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	PLN	OTHER	TOTAL
Cash and cash equivalents	404.7	150.9	252.4	381.0	56.1	23.9	55.0	40.8	43.4	1 408.2
Current interest-bearing debt	-	5.6	-	1.4	-	-	-	-	-	7.0
Non-current interest-bearing debt	1 305.9	1 934.9	7 137.1	290.9	-	-	-	-	0.3	10 669.1
Net interest bearing debt	**901.2**	**1 789.6**	**6 884.7**	**-88.7**	**-56.1**	**-23.9**	**-55.0**	**-40.8**	**-43.1**	**9 267.9**

The carrying amount of interest-bearing debt has been reduced by NOK 47.8 million in transaction costs. With the exception of the EUR 350 million and EUR 375 million convertible bonds, there are no significant differences between the carrying amount and the fair value of non-current interest-bearing debt and leasing. Details related to the EUR 350 million and EUR 375 million convertible bonds and a significant part of the non-current debt are described in note 11.

SENSITIVITY ANALYSIS - CHANGE IN EXCHANGE RATES

On the basis of financial positions and currency hedges in existence as of December 31, 2014. The effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

CURRENCY PAIR (NOK MILLION)	EUR/ NOK	USD/ NOK	GBP/ NOK	JPY/ NOK	USD/ CAD
Effect in NOK million from a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	830.6	-109.1	4.3	-42.6	-21.1

INTEREST RATE RISK

Marine Harvest ASA shall hedge the Group's long term interest bearing debt by currency, including external interest bearing debt and leasing in the parent company or subsidiaries, with fixed interest or interest rate derivatives. The interest rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt the subsequent five years. All interest rate hedging shall be executed from the parent company. At year-end 2014 the Group had a portfolio of interest swaps with a net negative market value of NOK 664.5 million after a increase in market value during 2014 of NOK 353.4 million, recognized through profit and loss.

The portfolio held at the end of 2014, will ensure the payment of the following weighted fixed rates against receipt of three month Euribor/ Libor for each of the below currencies and periods:

NOMINAL AMOUNT OF INTEREST RATE SWAPS AND WEIGHTED AVERAGE FIXED RATE (MILLION)	EUR		USD		GBP	
	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
Until March 2015	341.0	2.45%	215.5	2.61%	53.0	2.82%
March 2015 - March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017 - March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018 - March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019 - March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020 - March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021 - March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022 - March 2023	—	—%	60.0	4.13%	—	—%

MARKET VALUE AS OF 31.12.2014 (NOK MILLION)	
EUR	-568.7
USD	-58.3
GBP	-37.5
Total	**-664.5**

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 178 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed rate coupon on the convertible bonds as described in note 11 is part of the hedging of interest rate risk in the Group.

CREDIT RISK

The Group trades only with recognized, credit worthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group's trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2014. The maximum exposure is disclosed in note 17.

The Group only enters into derivative transactions with counterparties with an established business relationship to the Group.

PRICE/LIQUIDITY RISK

The Group is continuously monitoring liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest's financial position and development depend significantly on the spot price developments for salmon, and these prices have historically been volatile. As such Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed price/volume contracts with its' customers. The hedging rate has normally varied between 20% and 50% of Marine Harvest's sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent such contracts have been entered into with duration of more than twelve months. Furthermore Marine Harvest is reducing the exposure to spot price movements through the value added processing activities and tailoring of products for its customers. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Marine Harvest's aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST (NOK MILLION)	CARRYING AMOUNT	CONTRAC-TUAL CASH FLOWS	WITHIN 1 YEAR	1 - 2 YEARS	2 - 5 YEARS	MORE THAN 5 YEARS
Non-derivative financial liabilities						
Syndicated loan	-3 756.9	-4 070.5	-56.1	-56.1	-3 958.3	—
Convertible bond	-5 670.4	-6 899.0	-104.1	-104.1	-6 690.8	—
Unsecured bond	-1 245.2	-1 460.3	-63.6	-63.6	-1 333.1	—
Leasing debt	-16.9	-17.0	-5.7	-4.1	-7.2	—
Trade payables and other liabilities	-2 042.7	-2 042.7	-2 040.2	-0.6	-1.9	—
Derivative financial liabilities						
Conversion liability component	-2 218.6	—	—	—	—	—
Interest swaps	-664.5	-939.2	-51.6	-59.5	-552.2	-275.9
Cash flow hedges	-105.4	-89.7	-89.6	-0.1	—	—
Transaction hedges	-40.1	-41.0	-39.7	-1.3	—	—
Total financial liabilities	**-15 760.7**	**-15 559.4**	**-2 450.6**	**-289.4**	**-12 543.5**	**-275.9**

NOTE 14 / REMUNERATION

SALARY AND PERSONNEL EXPENSES (NOK MILLION)	2014	2013	2012
Salaries	-2 367.7	-1 766.1	-1 635.6
Cash bonuses	-141.1	-131.0	-112.6
Social security taxes	-347.7	-316.6	-256.5
Pension expenses	-76.3	-65.5	-78.7
Share price based bonus	-12.6	-65.1	-37.3
Temporary labor	-271.3	-238.8	-232.0
Other benefits	-104.1	-91.1	-66.0
Total salary and personnel expenses	**-3 320.9**	**-2 674.3**	**-2 418.7**
Average number of employees	**11 195**	**8 533**	**6 357**

At year-end 2014 there were 11 715 full time employees in the Group.

REMUNERATION TO KEY MANAGEMENT PERSONNEL (NOK MILLION)	2014	2013	2012
Salaries and other short-term employee benefits	28.7	18.9	19.9
Termination benefits	—	—	3.5
Post-employment benefits	2.8	2.6	2.2
Shared based payments	7.4	12.5	1.3
Total remuneration to key management	**38.9**	**34.0**	**26.9**

SHARE PRICE BASED BONUS SCHEME AND SHARE OPTION SCHEME FOR SENIOR EXECUTIVES

Marine Harvest Group has a share price based bonus scheme for key employees.

OUTSTANDING UNITS / OPTIONS PER ALLOTMENT	2014 - ALLOTMENT OF CALL OPTIONS	2013 - ALLOTMENT OF CALL OPTIONS	2012 - ALLOTMENT OF CALL OPTIONS	2011 - ALLOTMENT OF CALL UNITS
Distributed units / options	1 500 000	1 520 000	1 550 000	3 025 000
Forfeited units / options	-100 000	-160 000	-200 000	-400 000
Dividend adjustment	134 167	210 717	209 168	513 237
Execution	—	—	—	-3 138 237
Total options outstanding at year end	**1 534 167**	**1 570 717**	**1 559 168**	—
Strike price December 31, 2014	**74.5753**	**48.4834**	**30.2180**	-
Number of employees in the scheme at year end	**16**	**18**	**15**	-

SHARE PRICE BASED BONUS SCHEME - SENIOR EXECUTIVES

Up until 2011, the Marine Harvest Group ("Group) has had a share price based bonus scheme. The scheme was reserved for the senior executives of the Group. The main characteristics of the scheme were as follows:

- *The individual entitled to bonus was allotted a number of calculatory units (where each unit corresponds to one share in Marine Harvest) ("Units") and an appurtenant value (which corresponds to the market price of Marine Harvest's share + 7.5 %) on allotment (the "Base Value").*
- *Three years after allotment, the individual entitled to bonus would be paid a cash bonus corresponding to the positive difference between the Marine Harvest share's market value at such time and the Base Value, multiplied with the number of Units.*
- *The individual entitled to bonus was obligated to invest the bonus amount after income tax had been deducted in Marine Harvest shares at market price. These shares were subscribed/purchased from Marine Harvest, or purchased in the market. Marine Harvest covered the individual's expenses for purchasing the shares.*
- *The individual entitled to bonus was obligated to own the purchased shares for a 12 month period following their acquisition.*

The payment of bonus was conditional upon the individual entitled to bonus being employed in the Group during the whole vesting period. The bonus amount was, for each individual, limited to two years' salary.

Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment to the date of maturity, was made when calculating the bonus for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1) b).

Payment of bonus related to the 2011 allotments was made to 46 senior executives on April 1, 2014 (the "Participants"). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2011 and the closing price of the Marine Harvest shares on March 28, 2014, being NOK 69 (the "Closing Price") multiplied with the number of units (the "Bonus"). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, was taken into account when calculating the bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b)). Furthermore, the bonus was limited to two year's salary.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the Closing Price. To effect such settlement Marine Harvest acquired 186,207 own shares in the market at an average price of NOK 69.1687 per share and resold them to the Participants on April 1, 2014 at a price corresponding to the Closing Price.

SHARE OPTION SCHEME - SENIOR EXECUTIVES

The Share Price Based Bonus Scheme was terminated at the end of 2011 and replaced by a share option scheme for senior executives, pursuant to which allocations were made in 2013 (with effect for 2012 and 2013) and in 2014.

The scheme is based on annual allocations by the Board of directors of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest's shares at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of four years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company. If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange derivative rules (A.2.2.8 (1) b). Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. Following the 2014 annual general meeting (the "AGM"), the Board of directors allocated 1.5 million options with a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the AGM, being NOK 81,722. to a total of 18 individuals.

SHARE PURCHASE PROGRAM

All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have in the years 2009 through 2014 had the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions provide this group of employees with the opportunity to receive a tax free benefit of NOK 1,500 in connection with their participation in such a scheme. Most employees are given the opportunity to get the purchase financed through a loan from Marine Harvest ASA, which will be deducted in salary over maximum 10 months. Senior Executives are not allowed to finance their share purchases through a loan from Marine Harvest. In 2014 employees in Scotland were included in this program.

No other loans or guaranties have been granted to key management personnel.

PENSION PLANS

Pension plans in Marine Harvest Group are mainly defined contribution plans. There are a few defined benefits plans, which are considered to be immaterial for the Groups financial statements.

PENSION PLANS (NOK MILLION)	PENSION COST	PENSION NET LIABILLITY (FUND) 31.12
Marine Harvest Norway	32.4	1.5
Marine Harvest Scotland	13.5	-57.3
Marine Harvest Canada	10.9	—
Marine Harvest VAP Europe	3.3	29.2
Corporate	5.9	52.2
Other entities	10.5	0.3
Total 2014	**76.4**	**25.8**
Total 2013	**65.5**	**68.1**
Total 2012	**78.7**	**56.5**

NOTE 15 / TAXES

INCOME TAXES FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2014	2013	2012
Norway	-345.9	-123.0	13.8
Foreign units	-279.9	-153.1	-51.9
Tax on profits (current tax)	**-625.7**	**-276.1**	**-38.0**
Norway	-242.2	-508.7	-307.2
Foreign units	116.0	-242.0	-31.3
Change in deferred tax	**-126.2**	**-750.7**	**-338.5**
Total income taxes related to profit for the year	**-752.0**	**-1 026.8**	**-376.5**

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE (NOK MILLION)	2014	2013	2012
Profit before tax	1 486.7	3 457.4	789.2
Nominal tax rate	27%	28%	28%
Tax calculated with nominal tax rate	**-401.4**	**-968.1**	**-221.0**
Non taxable income/loss on sale of shares	0.3	35.8	38.6
Change in value of conversion liability component	-316.2	-144.5	-85.5
Non taxable income/loss on receivables	—	-60.6	—
Non taxable income/loss from associated company	40.4	61.8	22.9
Non taxable income/loss on change in market value on financial instruments	-5.1	-1.8	0.6
Non taxable income/loss on change in market value on other shares	9.1	17.0	-1.1
Effect of changed tax rate on deferred tax positions	18.2	87.4	-24.7
Effect of adjustment of tax from previous years	82.0	-0.8	-80.9
Effect of recognition of previously non recognized tax asset	8.4	1.8	3.9
Effect of non recognition of losses and tax assets	-126.2	-98.9	-1.0
Withholding tax	-28.4	—	—
Other permanent difference reported by the entities	-62.8	-15.7	-4.8
Effect of different tax rate compared to nominal rate	29.7	59.7	-23.5
Total income taxes	**-752.0**	**-1 026.8**	**-376.5**

TAX FOR THE YEAR RECOGNIZED IN OTHER COMPREHENSIVE INCOME (NOK MILLION)	2014	2013	2012
Deferred tax related to income/cost recognized as other comprehensive income	12.1	13.7	31.1
Deferred tax related to actuarial gain/losses in other comprehensive income	-5.6	5.1	—
Total tax for the year recognized in other comprehensive income	**6.5**	**18.8**	**31.1**

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2014	2013	2012
Tax prepaid/receivable in Norway	—	—	11.5
Tax prepaid/receivable in foreign units	63.7	137.0	55.5
Total tax prepaid/receivable in the statement of financial position	**63.7**	**137.0**	**67.0**

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2014	2013	2012
Tax payable in Norway	362.0	122.9	—
Tax payable in foreign units	163.2	129.7	26.2
Total tax payable in the statement of financial position	**525.2**	**252.6**	**26.2**

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES (NOK MILLION)	2014	2013	2012
Non-current assets	6 721.3	5 823.7	3 887.3
Current assets	7 165.6	7 422.3	4 797.0
Debt	-289.1	-277.3	334.2
Pension obligation	-6.5	-71.2	-50.2
Tax losses carried forward	-366.4	-447.7	-677.5
Other differences	-54.3	-665.7	-24.1
Total temporary differences	**13 170.6**	**11 784.2**	**8 266.7**
Tax losses carried forward in Norway	—	—	-404.0
Other temporary differences in Norway	9 656.0	8 422.8	6 975.6
Tax losses carried forward abroad	-366.4	-447.7	-273.5
Other temporary differences abroad	3 881.0	3 809.0	1 968.6
Total temporary differences	**13 170.6**	**11 784.2**	**8 266.7**

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2014	2013	2012
Deferred tax assets	147.3	178.8	73.9
Deferred tax liabilities	-3 568.9	-3 365.0	-2 543.7
Net deferred tax in the statement of financial position	**-3 421.6**	**-3 186.2**	**-2 469.8**

The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of probable sufficient earnings in the future, mainly in Poland and in the USA where the majority of tax losses carried forward are located. The expectations are based on current earnings and approved budgets. In addition substantial deferred tax liabilities linked to non-current assets and current assets are recorded. Deferred tax assets related to tax loss carried forward at a total of NOK 641.1 million is not recognized due to uncertain utilization.

Deferred tax assets linked to tax losses are offset against deferred tax liabilities in the tax jurisdictions where acceptable.

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNIZED TO YEAR (NOK MILLION)	NORWAY	ABROAD	TOTAL
2015	—	1.9	1.9
2016	—	10.3	10.3
2017	—	18.8	18.8
2018	—	6.7	6.7
2019	—	240.1	240.1
2020	—	6.4	6.4
2021	—	6.4	6.4
2022	—	6.4	6.4
2023	—	6.4	6.4
2024+	—	10.9	10.9
Unlimited	—	52.1	52.1
Total 2014	**—**	**366.4**	**366.4**
Total 2013	**—**	**447.7**	**447.7**
Total 2012	**404.0**	**273.5**	**677.5**

TAX RATES APPLIED (SELECTED COUNTRIES) COUNTRIES	2014	2013	2012
Japan	40.0%	40.0%	40.0%
USA	35.0%	39.6%	35.0%
Belgium	34.0%	34.0%	34.0%
Germany	30.1%	33.7%	N/A
France	33.3%	33.3%	33.3%
Norway	27.0%	28.0%	28.0%
China	25.0%	25.0%	25.0%
The Netherlands	25.0%	25.0%	25.0%
Scotland	21.5%	23.3%	24.5%
Canada	26.0%	25.8%	25.0%
Faroe Islands	22.5%	20.5%	20.0%
Chile	21.0%	20.0%	20.0%
Poland	19.0%	19.0%	19.0%
Ireland	12.5%	12.5%	12.5%

MATURITY OF TAX LOSSES WHICH NO DEFERRED TAX ASSET IS RECOGNIZED TO YEAR (NOK MILLION)	NORWAY	ABROAD
2015	—	18.5
2016	—	4.4
2017	—	8.6
2018	—	30.7
2019	—	9.5
2020	—	—
2021	—	—
2022	—	—
2023	—	—
2024+	—	—
Unlimited	—	569.4
Total 2014	**—**	**641.1**
Total 2013	**—**	**291.9**
Total 2012	**—**	**379.7**

NOTE 16 / CASH

CASH (NOK MILLION)	2014	2013	2012
Cash in bank	1 195.2	439.1	246.0
Restricted cash / withheld taxes	43.1	40.3	35.9
Other restricted cash	170.0	126.8	53.4
Total cash	**1 408.2**	**606.2**	**335.3**

Other restricted cash mainly represents deposits to fulfill collateral requirements for financial instruments.

NOTE 17 / TRADE RECEIVABLES AND OTHER RECEIVABLES

SPECIFICATION OF RECEIVABLES (NOK MILLION)	2014	2013	2012
Trade receivables	3 390.3	3 227.9	1 799.4
Provisions for bad debts	-30.1	-36.6	-17.5
Net trade receivables	**3 360.2**	**3 191.4**	**1 782.0**
Prepayments	133.0	115.2	95.4
Cash flow hedges	39.7	29.6	135.1
Other financial instruments	187.4	100.5	32.8
Pension fund	57.8	11.9	22.3
Tax prepaid/receivable	63.7	137.0	67.0
Other	628.9	692.4	240.1
Other receivables	**1 110.5**	**1 086.5**	**592.7**
Total trade receivables and other receivables	**4 470.7**	**4 277.8**	**2 374.7**

AGE DISTRIBUTION OF TRADE RECEIVABLES (NOK MILLION)	2014	2013	2012
Receivables not overdue	2 781.0	2 524.5	1 426.3
Overdue 0-6 months	567.0	658.4	360.3
Overdue more than 6 months	42.3	45.0	12.8
Total trade receivables	**3 390.3**	**3 227.9**	**1 799.4**

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

At the beginning of 2014, provisions for bad debt amounted to NOK 36.6 million. During 2014, provisions amounting to NOK - 11.8 million were considered lost. Adjusted for additional provisions for losses of NOK 3.1 million, as well as NOK 2.2 million in currency effects, the provision for bad debt amounted to NOK 30.1 million at year-end 2014.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

The Business Units generally completes their sales in the main trading currency in the country of destination. Below the carrying amount of trade receivables per Business Unit is presented, and an indication of currency is given by reference to the markets where sales from the unit generally are made.

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2014	2013	2012
Marine Harvest Norway	European market (EUR), US market (USD), Russia (USD) and Asia (JPY and USD)	733.7	759.5	619.3
Marine Harvest Chile	US market (USD), Brazil and Argentina (USD) and Asia (JPY)	392.1	269.2	242.6
Marine Harvest Canada	US market (USD)	19.1	24.2	16.6
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	109.6	179.4	97.4
Marine Harvest VAP Europe	Belgium, France and Holland (EUR)	715.1	737.8	642.0
Morpol	European market (EUR), US market (USD), Great Britain (GBP) and Asia (JPY and USD)	1 071.9	979.8	—
Marine Harvest Other Businesses and eliminations		318.5	241.4	164.1
Net trade receivables		**3 360.2**	**3 191.4**	**1 782.0**

NOTE 18 / TRADE PAYABLES AND OTHER CURRENT LIABILITIES

TRADE PAYABLES AND OTHER CURRENT LIABILITIES (NOK MILLION)	2014	2013	2012
Trade payables	**2 039.2**	**2 232.6**	**1 452.5**
Other current liabilities			
Salaries and vacation pay due	259.7	222.1	168.1
Social security and other taxes	200.2	124.4	121.8
Accrued expenses	963.9	672.2	385.9
Accrued non-operating expenses	168.2	74.8	–
Cash flow hedges	810.4	82.2	450.4
Restructuring	208.2	263.9	10.6
Other liabilities	501.7	528.1	338.6
Total other current liabilities	**3 112.3**	**1 967.7**	**1 475.4**

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS (NOK MILLION)	2014	2013	2012
First years instalment on debt	5.6	524.3	235.3
Bank overdrafts	—	85.8	45.0
Other current interest-bearing debt	0.6	74.0	97.5
Current part (1st year) financial leases	0.8	2.5	—
Total current interest-bearing debt	**7.0**	**686.7**	**377.8**

UNUSED DRAWING RIGHTS (NOK MILLION)	2014	2013	2012
Unused part of bank overdraft facility (to be renewed within one year)	62.8	124.8	73.9
Unused part of bank overdraft facility (to be renewed in more than one year)	368.0	334.4	345.6
Unused part of other drawing rights (to be renewed in more than one year)	541.4	1 313.6	1 038.9
Total unused drawing rights	**972.2**	**1 772.9**	**1 458.4**

NOTE 19 / SECURED LIABILITIES AND GUARANTEES

DEBT SECURED BY MORTGAGES AND PLEDGES (NOK MILLION)	2014	2013	2012
Debt to financial institutions	3 759.6	4 244.2	4 036.1
Leasing debt	16.9	15.8	5.7
Total debt secured by mortgages and pledges	**3 776.6**	**4 260.0**	**4 041.8**
Guarantee liabilities	163.2	257.2	88.7

The Group syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition the shares in larger subsidiaries have been pledged in favor of the bank syndicate.

ASSETS PLEDGED AS SECURITY FOR DEBT (NOK MILLION)	2014	2013	2012
Tangible fixed assets and licenses	8 998.9	6 644.7	6 382.5
Inventory and biological assets	10 671.5	9 114.5	6 207.3
Trade receivables	2 054.3	1 294.5	985.0
Other assets	458.6	5.3	7.6
Total assets pledged as security	**22 183.3**	**17 059.0**	**13 582.4**

NOTE 20 / OTHER NON-CURRENT LIABILITIES

OTHER NON-CURRENT LIABILITIES (NOK MILLION)	NOTE	2014	2013	2012
Net pension obligations		83.6	80.0	78.8
Conversion liability components	11	2 218.6	560.9	329.5
Other non-current liabilities		32.3	335.3	6.4
Total other non-current liabilities		**2 334.4**	**976.2**	**414.7**

NOTE 21 / INVESTMENTS IN ASSOCIATED COMPANIES

Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group statements in accordance with the equity method. None of the companies recognized as associated companies are listed companies.

ASSOCIATED COMPANIES (NOK MILLION)	HEAD OFFICE	OWNERSHIP	OWNED BY	ACQUISITION COST	CARRYING AMOUNT 01.01.14	SHARE OF PROFIT 2014	DIVIDENDS RECEIVED 2014	OTHER CHANGES 2014	CARRYING AMOUNT 31.12.14
Center for Aquaculture Competence AS	Hjelmeland	33%	Marine Harvest Norway AS	0.2	46.3	-0.4	—	-35.9	10.0
Nova Sea AS	Lovund	48 %	Marine Harvest Holding AS	269.2	786.3	137.1	-68.2		855.2
Finnøy Fisk AS	Finnøy	45%	Marine Harvest Norway AS	22.7	59.7	12.3	-6.1	26.1	91.9
Vågafossen Settefisk AS	Vikedal	48%	Marine Harvest Norway AS	1.3	7.9	—	—	—	7.9
Migdale Transport	Inverness, Scotland	35%	Lakeland Smolt Ltd	9.5	—	0.5	—	9.5	10.0
Others				0.1	0.2	—	—	3.0	3.2
Total				**303.0**	**900.4**	**149.5**	**-74.3**	**2.7**	**978.2**

ASSOCIATED COMPANIES 100% BASIS (NOK MILLION)	DIVIDEND RECEIVED	TOTAL REVENUE	TOTAL FAIR VALUE UPLIFT BIOMASS	TOTAL PROFIT AND LOSS	TOTAL BIOLOGICAL ASSETS	TOTAL OTHER CURRENT ASSETS	TOTAL CURRENT LIABILITIES
2014							
Center for Aquaculture Competence AS	—	48.7	—	-0.7	16.3	10.6	23.4
Nova Sea AS	68.2	1 670.1	79.1	337.2	434.2	1 755.0	1 138.1
Finnøy Fisk AS	6.1	44.6	1.7	22.3	12.0	86.2	40.6
Vågafossen Settefisk AS	—	13.6	—	—	5.7	42.3	26.5
Migdale Transport	—	46.5	—	3.7	—	32.7	6.8
2013							
Center for Aquaculture Competence AS	—	10.1	—	-0.5	39.7	18.1	54.5
Nova Sea AS	19.2	1 456.5	98.1	382.2	419.6	1 497.0	1 063.6
Finnøy Fisk AS	0.6	37.6	4.8	19.8	8.8	76.0	43.4
Vågafossen Settefisk AS	0.5	25.5	—	0.7	1.0	28.5	12.8
2012							
Center for Aquaculture Competence AS	—	67.2	—	2.7	14.9	4.3	15.4
Nova Sea AS	23.5	1 313.2	40.4	98.8	394.2	948.8	725.5
Finnøy Fisk AS	8.3	13.0	—	1.3	9.6	51.2	31.8
Vågafossen Settefisk AS	—	17.6	—	2.2	5.3	13.9	3.1

Total non-current assets in Nova Sea AS as of December 31. 2014, were NOK 1 287.4 million

NOTE 22 / INVESTMENTS IN OTHER SHARES

Shares and holdings where the Group does not have significant influence.

SHAREHOLDINGS BY COMPANY (NOK MILLION)	NUMBER OF SHARES	OWNER-SHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE	CARRYING AMOUNT 31.12.14	CARRYING AMOUNT 31.12.13	CARRYING AMOUNT 31.12.12
Havfisk ASA [1]	10 092 923	11.9%	251.0	34.3	153.4	119.1	59.3
Norway Seafoods AS [1]	10 092 923	11.9%	34.1	-0.5	5.6	6.1	5.0
Other shares	—	—	1.4	—	7.1	6.9	944.3
Total other shares			**286.4**	**33.8**	**166.1**	**132.1**	**1 008.6**

1) The shares in Havfisk ASA are carried at fair value based on the market price for the shares at the Oslo Stock Exchange at year-end 2014. The shares in Norway Seafoods AS are carried at fair value (OTC list).

NOTE 23 / CONSOLIDATED ENTITIES

The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY
Marine Harvest ASA	**Norway**

SUBSIDIARIES - NORWAY	COUNTRY	OWNERSHIP %
Marine Harvest Fish Feed AS	Norway	100%
Marine Harvest Holding AS	Norway	100%
Marine Harvest Minority Holding AS	Norway	100%
Marine Harvest Norway AS	Norway	100%
Sterling White Halibut AS	Norway	100%
Morpol ASA	Norway	100%
Waynor Trading AS	Norway	100%

SUBSIDIARIES - AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A	Chile	100.00%
Ocean Horizons S.A	Chile	100.00%
Salmones Tecmar S.A	Chile	100.00%
Processadora De Productos Marinos Delifish S.A	Chile	100.00%
Aquamerica International Holdings S.A	Panama	100.00%
Panamerica International Holdings S.A	Panama	100.00%
Salmoamerica Corp.	Panama	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%
Morpol America Inc	USA	100.00%

SUBSIDIARIES - ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Morpol Japan Co Ltd	Japan	100.00%
Marine Harvest Korea Co. Ltd	South Korea	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%
Morpol Holdings Singapore Pte Ltd	Singapore	100.00%
Marine Harvest Taiwan Co. Ltd	Taiwan	100.00%
Amanda Foods Vietnam Ltd	Vietnam	100.00%

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroe Islands P/F	Faroe Islands	100.00%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Morpol France SAS	France	100.00%
Morpol France Production SAS	France	100.00%
Laschinger Seafood GmbH	Germany	100.00%
Laschinger Produktions GmbH	Germany	100.00%
Belisco Ehf	Iceland	100.00%
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	92.03%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Morpol Italia S.R.L	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. z.o.o	Poland	100.00%
Morpol S.A.	Poland	100.00%
Laurin Seafood Sp. z.o.o.	Poland	100.00%
Morpol VAP Sp z.o.o.	Poland	100.00%
Morpol Technology Sp. z.o.o.	Poland	100.00%
Morpol Transport Sp. z.o.o.	Poland	100.00%

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
Morpol Specialities Sp. Z.o.o.	Poland	100.00%
Epigon S.A	Poland	78.00%
MK Sp. z o.o.	Poland	100.00%
Marine Harvest Turkiye su Ürünleri Ticaret A.Ş.	Turkey	100.00%
Marine Harvest (Scotland) Ltd	UK	100.00%
Marine Harvest Loch Ness Ltd	UK	100.00%
Meridian Salmon Group Ltd	UK	100.00%
Meridian Salmon Processing Ltd	UK	100.00%
Meridian Salmon Ltd	UK	100.00%
Marine Products (Scotland) Ltd	UK	80.00%
Heogland Salmon Company Ltd	UK	96,8 %
Meridian Salmon Farms (Argyll) Ltd	UK	100.00%
Ocean Shells Ltd	UK	100.00%
Seagro Ltd	UK	100.00%
Marine Farms Ltd	UK	100.00%
Cod And Shellfish (Scotland) Ltd	UK	100.00%
Mainland Salmon Ltd	UK	100.00%
Northern Isles Salmon Ltd	UK	99.99%
Lakeland Smolt Ltd	UK	100.00%
Marine Harvest VAP UK Ltd	UK	100.00%
Brookside Products Ltd	UK	100.00%
Sea Products of Scotland Ltd	UK	100.00%
Lakeland Unst Ltd	UK	100.00%
Hoganess Salmon Ltd	UK	100.00%
Lakeland Cairndow Ltd	UK	100.00%
Sound of Jura Salmon Ltd	UK	100.00%
Bridge of Faillie Smolts Ltd	UK	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

The Group has no material partly-owned subsidiaries, and the non-controlling interests are immaterial. Additional financial information is hence, not disclosed.

NOTE 24 / SHARE CAPITAL

SHARE CAPITAL	2014	2013	2012
Total number of shares as of 01.01 [1]	410 377 759	3 748 341 597	3 581 140 543
Shares issued during the year	—	355 435 984	167 201 054
Total number of shares as of 31.12	**410 377 759**	**4 103 777 581**	**3 748 341 597**
Treasury shares as of 01.01 [1] and as of 31.12	**40 970**	**409 698**	**409 698**
Nominal value as of 31.12 (NOK)	**7.50**	**0.75**	**0.75**
Share capital (total number of shares at nominal value) (NOK million)	3 077.9	3 077.9	2 811.3
Other paid-in capital (NOK million)	9 267.9	9 719.3	7 543.7

1) A reverse split of the shares in Marine Harvest ASA in the proportion 10:1 was implemented January 23, 2014.

OVERVIEW OF THE LARGEST SHAREHOLDERS 31.12.14	NUMBER OF SHARES	OWNERS SHARE %
Geveran Trading CO LTD	105 267 531	25.65%
Folketrygdfondet	38 276 283	9.33%
Clearstream Banking S.A.	15 620 464	3.81%
Citibank, N.A.	13 769 783	3.36%
State Street Bank and Trust CO.	10 698 920	2.61%
DNB NOR Bank ASA	5 981 788	1.46%
Geveran Trading CO LTD	5 444 072	1.33%
State Street Bank and Trust CO .	5 179 503	1.26%
Euroclear Bank S.A./N.V. ('BA')	3 995 708	0.97%
The Northern Trust Co.	3 736 766	0.91%
Statoil Pensjon	3 648 531	0.89%
JP Morgan Chase Bank, NA	3 390 168	0.83%
Verdipapirfondet DNB Norge (IV)	3 093 968	0.75%
Ferd AS	3 000 000	0.73%
Verdipapirfondet DNB Norge Selektiv	2 863 490	0.70%
KLP Aksje Norge Indeks VPF	2 815 861	0.69%
JP Morgan Chase Bank, N.A.	2 658 820	0.65%
Framar AS	2 600 000	0.63%
State Street Bank & Trust CO.	2 504 974	0.61%
Danske Invest Norske Instit.II.	2 493 379	0.61%
Total 20 largest shareholders	**237 040 009**	**57.76%**
Total other shareholders	**173 337 750**	**42.24%**
Total number of shares as of 31.12.14	**410 377 759**	**100.00%**

SHAREHOLDERS PER COUNTRY	NUMBER OF SHARES	OWNERS SHARE %
Norway	133 400 714	32.51%
Cyprus	112 316 283	27.37%
USA	56 073 812	13.66%
Great Britain	44 366 428	10.81%
Other countries	64 220 522	15.65%
Total	**410 377 759**	**100.00%**

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF DECEMBER 31, 2014	NUMBER OF SHARES
Board of Directors	
Ole-Eirik Lerøy (Chairman of the Board)	2 722 000
Leif Frode Onarheim	32 500
Solveig Strand	2 000
Heléne Vibbleus	—
Cecilie Fredriksen 1)	—
Michael Parker	—
Ørjan Svanevik	—
Stein Mathiesen	—
Lars Eirik Hestnes	—
Kjellaug Hoås Samland	585
Total number of shares held by Board members	**2 757 085**
Group Management	
Alf-Helge Aarskog CEO	138 434
Ivan Vindheim CFO	524
Marit Solberg COO Farming	47 677
Ola Brattvoll COO Sales and Marketing	9 095
Ben Hadfield COO Fish Feed	6 734
Øyvind Oaland R&D Global Director	19 252
Anne Lorgen Riise HR Global Director	222
Kristine Gramstad, Communication Director	—
Total number of shares held by Group management	**221 938**
Total number of shares held by Board members and Group management	**2 979 023**
Total number of shares held by Board members and Group management in % of total outstanding shares	**0.73%**

1) Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited.

TOTAL RETURN SWAP (TRS) AGREEMENTS AND FORWARD CONTRACTS

Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements related to seven million shares in Marine Harvest ASA. The new expiration of the TRS agreement is May 5, 2015. The exercise price on the agreement is NOK 97.0728 per share.

Ole-Eirik Lerøy and his affiliate own 5 722 000 shares in Marine Harvest ASA, of which 3 000 000 shares are covered by a forward agreement. This represents a total ownership of 1.39% of the issued share capital. The settlement date of the forward agreement is January 6, 2016 and the purchase price is NOK 77.164 per share.

SHAREHOLDERS RIGHTS

There are no current limitations in voting rights or trade limitations related to the Marine Harvest share.

AUTHORIZATION TO INCREASE THE SHARE CAPITAL

The Board of Directors is granted an authorization to increase the company's share capital by up to 41 038 041 shares (representing 10% of shares in issue at the time). The authority does not define the purpose(s) of such capital increase. The authority expires at the AGM in 2015.

POWER OF ATTORNEY TO REPURCHASE OWN SHARES

The Board is granted a power of attorney to purchase shares in the Company up to 41 038 041 shares (representing 10% of shares in issue at the time) during the period up until the AGM in 2015.

NOTE 25 / EARNINGS PER SHARE

BASIC AND DILUTED EARNINGS PER SHARE	2014	2013	2012
Profit from continuing operations attributable to the owners of the parent (NOK million)	730.8	2 423.2	408.6
Profit from discontinued operations attributable to the owners of the parent (NOK million)	204.8	91.9	—
Profit for the year attributable to owners of Marine Harvest ASA (NOK million)	**935.6**	**2 515.1**	**408.6**
Number of shares as of 31.12 (million)	410.4	410.4	374.8
Time-weighted average of shares issued and outstanding (million)	410.4	377.5	358.6
Average diluted number of shares (million)	486.5	377.9	393.0
Basic and diluted earnings per share attributable to the owners of Marine Harvest ASA			
Earnings per share from continuing operations (NOK)	1.78	6.42	1.14
Earnings per share from discontinued operations (NOK)	0.50	0.24	—
Earnings per share (NOK)	**2.28**	**6.66**	**1.14**

All figures are presented after the effect of reversed split of shares (10:1) in January 2014.

Basic EPS is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS.

The adjustments to earnings are interest expenses, currency gains/losses, changes in fair value of the equity conversion option and estimated taxes.

The conversion liability components on the 2013 and 2014 convertible bonds were "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price based bonus call options.

NOTE 26 / RELATED PARTY TRANSACTIONS

SHAREHOLDERS

Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

TRANSACTIONS WITH ASSOCIATED COMPANIES

The figures presented below are with associated companies, mainly Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS.

At year-end 2014 Geveran Trading's affiliated ownership in Marine Harvest was 112 081 603 shares, constituting 27.31% of the total share capital and TRS agreements with an underlying net exposure to seven million shares.

RELATED PARTY TRADE TRANSACTIONS (NOK MILLION)	2014	2013	2012
Revenue	38.4	5.6	18.9
Purchase	-107.4	-118.3	-140.2
Trade receivables	16.9	14.9	-0.3
Trade payables	45.4	21.5	22.6

All significant transaction are mainly related to sale or purchase of fish or smolt and related services.

NOTE 27 / CONTINGENT LIABILITIES AND PROVISIONS

NOTICE FROM EU COMMISSION - ALLEGED BREACH OF THE PROVISIONS OF THE EUROPEAN MERGER CONTROL RULES

After having approved the takeover of Morpol ASA by Marine Harvest ASA on September 30, 2013, the European Commission informed Marine Harvest ASA that it was investigating whether Marine Harvest ASA has committed an infringement of the suspension obligation and of the notification requirement under the European Merger Regulation by acquiring an initial shareholding in Morpol ASA, before the related acquisition was notified to and approved by the European Commission.

On March 31, 2014 the European Commission issued a statement of objections, informing Marine Harvest ASA of the objections that have been raised.

On July 23, Marine Harvest ASA was advised that the Commission had decided to impose a fine on it in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the European Merger Control Rules.

Marine Harvest ASA has decided to appeal the European Commission's decision to fine the company. The appeal has been filed with the EU General Court. It is currently uncertain when Marine Harvest ASA can expect to receive the General Court's judgment.

The judgment of the General Court can be appealed to the EU Court of Justice, which issues a final non-appealable judgment/decision. A final judgment from the EU Court of Justice could be received at the end of 2018. It could thus take approximately four years before this matter is finalized.

Marine Harvest ASA believes that the company has a reasonable chance to obtain a significant reduction in the EUR 20 million fine.

Marine Harvest ASA has made a provision in the amount of EUR 20 million (NOK 168 million).

DISPUTE IN CHILE CONCERNING TERMINATION OF A REARING CONTRACT

An arbitration award has been issued in favor of Salmones Sur Austral S.A., ordering Marine Harvest Chile S.A. to pay an indemnification of USD 12.3 million (NOK 74 million) plus interest and litigation expenses. A provision of USD 12.3 million was made in 2013. The sentence has been appealed but was upheld by the Supreme Court. Thus, the sentence is final.

Marine Harvest Chile S.A. has received a ruling from the Puerto Montt Court of Appeals, that Salmones Sur Austral S.A. cannot collect the USD 12.3 million until the motion of Marine Harvest Chile S.A. is finally resolved.

Marine Harvest Chile S.A. has deposited USD 12.3 million in the court's bank account but obtained the seizure of almost 80% of the same funds in a related case against its former managing director.

Therefore, 80% of the amount deposited cannot be paid to the shareholders of Salmones Sur Austral S.A. until the case against the former managing director of Marine Harvest Chile S.A. is finally resolved. Marine Harvest Chile S.A. has recognized a total provision of USD 0.3 million (NOK 2 million) for legal fees. This amount covers the legal fees of this case and also the legal fees of the related case against the former managing director of Marine Harvest Chile S.A.

LAWSUIT AGAINST THE FORMER MANAGING DIRECTOR OF MARINE HARVEST CHILE S.A. AND OTHERS

Marine Harvest Chile S.A. has filed a lawsuit against its former Managing Director, Mr. Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorized sale of smolt and a rearing contract with Salmones Sur Austral S.A, without informing the company, while he had a personal economic interest in the results of it.

Marine Harvest Chile S.A. claims that Jiménez took a business opportunity that belonged to the company; that he used his position and knowledge of confidential information to benefit himself and others; and that he used the company's assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. is asking for reimbursement of all the proceeds obtained by Jiménez in this fraudulent venture, which are estimated at USD 7.5 million (NOK 55 million), and the indemnification of all damages.

Marine Harvest Chile S.A. has also extended the claim for damages to Mr. Fernando Toro, legal representative of Salmones Sur Austral S.A who signed the contracts with Jiménez, and Mr. Francisco Ariztía, one of the main shareholders in Salmones Sur Austral S.A., who aided Jiménez in structuring and implementing the deceitful scheme, and the respective companies owned by Jiménez, Toro and Ariztía, which were used as legal vehicles.

The claims made by Marine Harvest Chile S.A. amount to a total of USD 17 million (NOK 126 million).

During the course of the proceedings, Marine Harvest obtained injunction measures against some assets owned by Jiménez and his personal investment company (i.e. embargos and prohibitions to sell) in order to secure the results of an eventual sentence in favor of Marine Harvest. The same injunction measures have been requested with regards to the remaining defendants and their companies and were also obtained. Among the assets included in the injunction, 80% of the funds deposited to pay the arbitration sentence referred to above are included (Dispute in Chile concerning termination of a rearing contract).

POSSIBLE FINE DUE TO PRODUCTION OF SMOLT IN NORWAY EXCEEDING THE FORMAL PERMIT LEVEL

Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level.

Marine Harvest Norway AS has recognised a provision of NOK 0.5 million in the financial statements.

OTHER CASES

We are routinely involved in various legal matters arising from the normal course of business for which no material provision has been made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that these proceedings, when resolved, will not have any material adverse effect on our results of operations, financial position, or liquidity.

NOTE 28 / OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES (NOK MILLION)	2014	2013	2012
Maintenance	886.0	720.1	647.2
Electricity and fuel	424.7	329.6	304.6
Rent and leases	419.3	287.4	236.9
Third party services	345.0	240.1	180.8
Insurance	168.3	136.5	136.1
Consultancy and audit fees	215.5	194.4	99.0
IT costs	162.8	118.3	91.4
Travel cost	132.3	102.9	80.2
Sales and marketing costs	99.2	78.1	50.9
Other operating costs	496.9	374.5	336.4
Total other operating expenses	**3 350.0**	**2 581.9**	**2 163.5**

NOTE 29 / OPERATING LEASES

FUTURE PAYMENTS FOR OPERATING LEASES (NOK MILLION)	2014	2013	2012
Gross amount payable within 1 year	604.8	401.7	307.8
Gross amount payable within 1-5 years	745.4	598.7	444.0
Gross amount payable after 5 years	58.4	57.1	81.9
Total gross amount payable	**1 408.6**	**1 057.5**	**833.8**

SIGNIFICANT LEASE AGREEMENTS (NOK MILLION)	2014	2013	2012
Gross amount payable within 1 year			
WELLBOAT			
Marine Harvest Norway	256.3	252.5	230.1
Marine Harvest Scotland	23.1	40.2	46.7
Marine Harvest Canada	22.0	—	
OTHER MACHINERY AND TRANSPORT			
Marine Harvest Norway	52.2	48.5	
Morpol	81.6		
Marine Harvest Feed	90.1		
Gross amount payable within 1-5 years			
WELLBOAT			
Marine Harvest Norway	246.8	333.1	384.0
Marine Harvest Scotland	11.6	23.1	—
Marine Harvest Canada	78.9	—	
OTHER MACHINERY AND TRANSPORT			
Marine Harvest Norway	106.7	120.2	
Marine Harvest Feed	156.8		

FUTURE INCOME FOR OPERATING SUBLEASES (NOK MILLION)	2014	2013	2012
Total future income for operating subleases	**1.8**	**—**	**—**

OPERATING LEASES AND SUBLEASES (NOK MILLION)	2014	2013	2012
Operating leases expensed	-403.9	-301.1	-175.9
Income from operating subleases	18.5	10.4	11.0
Total net operating leases	**-385.4**	**-290.7**	**-165.0**

NOTE 30 / RESTRUCTURING

SPECIFICATION OF RESTRUCTURING PROVISION (NOK MILLION)	2014	2013	2012
Provision as of 01.01.	263.9	10.6	26.2
New provision in the year	52.9	272.8	0.8
Utilized provision	-125.6	-36.9	-15.8
Currency adjustment	17.0	17.4	-0.5
Provision as of 31.12.	**208.2**	**263.9**	**10.6**

During 2014, Marine Harvest completed the restructuring of the VAP Europe operations reducing the number of processing sites from 13 to eight. The majority of the restructuring costs related to the plant closures were recognized in 2013, but an additional cost of NOK 42.5 million was recognized in 2014 as a significantly lower number of employees than targeted at the affected French plant, accepted the job opportunities offered at a close by plant.

The remaining restructuring cost in 2014, is related to co-localization of the sales and logistics departments in Norway, and resolved claims in Delifish.

NOTE 31 / RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT EXPENSES (NOK MILLION)	2014	2013	2012
R&D expenses	130.3	98.4	58.4

In addition a fee of 0.3% of Marine Harvest Norways export value is paid to the Norwegian Seafood Research Fund (NOK 25.6 million for 2014). This fee is not included in the R&D expenses.

NOTE 32 / AUDITOR'S FEES

FEES TO AUDITORS 2014	EY	OTHER APPOINTED AUDITORS
Audit services [1]	21.1	0.4
Other attestation services	—	—
Tax advisory services	4.4	0.5
Other non-audit fees	3.9	0.4
Total fees for 2014	**29.4**	**1.3**

1) The Audit fee is estimated cost for 2014, not recognized audit cost in 2014. The increase in audit fee is mainly related to audit of internal controls under SOX.

FEES TO AUDITORS 2013	EY	OTHER APPOINTED AUDITORS
Audit services	10.1	0.1
Other attestation services	—	—
Tax advisory services	0.1	0.2
Other non-audit fees	10.4	0.1
Total fees for 2013 [2]	**20.7**	**0.4**

2) The significant increase in fees in 2013 is related to the listing on the New York Stock Exchange.

FEES TO AUDITORS 2012	EY	OTHER APPOINTED AUDITORS
Audit services	7.6	—
Other attestation services	0.1	—
Tax advisory services	0.3	—
Other non-audit fees	0.7	—
Total fees for 2012	**9.0**	**—**

Auditor 's fees is stated exclusive value added tax.

NOTE 33 / EXCEPTIONAL ITEMS

The 2014 financial statements contain several items that are considered exceptional relative to the normal business operations. The total effect of exceptional items included in operational EBIT was NOK 506.7 million for the year.

Marine Harvest Norway suffered increased costs as a consequence of sea lice mitigating actions in the amount of NOK 302.9 million. In addition, the unit experienced exceptional mortality totaling NOK 87.5 million including treatment losses.

Marine Harvest Scotland saw exceptional costs of NOK 80.5 million in 2014 with the bulk of the costs being attributed to exceptional mortality. In Marine Harvest Ireland exceptional mortality costs amounted to NOK 12.6 million, predominantly due the algae bloom.

Combined exceptional mortality costs in Marine Harvest Chile and Marine Harvest Canada was NOK 13.7 million with algae bloom in Canada being the single largest contributor.

Sterling White Halibut recorded exceptional mortality costs of NOK 9.5 million.

NOTE 34 / NEW IFRS STANDARDS

NEW STANDARDS - NOT YET IMPLEMENTED:

At the end of 2014, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Marine Harvest Group at implementation:

IFRS 9 Financial Instruments
IFRS 9 will replace the classification and measurement rules in IAS 39 Financial Instruments- Recognition and measurement for financial instruments. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the mandatory effective date is postponed to 2018. The Group has not finalized its deliberations on the effects of the implementation of IFRS 9, but does not expect that the new standard will have material impact on the measurement of financial assets and liabilities.

IFRS 15 revenue from contracts with Customers
IFRS 15 replaces existing IFRS revenue requirements. The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2017, but is not expected to give material effects for revenue recognition for Marine Harvest.

NOTE 35 / SUBSEQUENT EVENTS

Merger with AquaChile
On January 19, Marine Harvest announced that it had entered into a Conditional Transaction Agreement (CTA) with Empresas AquaChile S.A to merge Marine Harvest Chile S.A with AquaChile. The surviving entity will be AquaChile and AquaChile will continue to be listed on the Santiago Stock Exchange on a stand-alone basis. Upon completion of the merger Marine Harvest will own 42.8% of the combined entity. In conjunction with the merger, Marine Harvest has agreed on a standstill position of its ownership in AquaChile until June 15, 2016. From June 15, 2016 until June 15, 2017, Marine Harvest will have the option to acquire further shares in AquaChile through a tender offer that at a minimum will give Marine Harvest an ownership interest of 55.0%.

The parties have agreed that the business combination will be executed in a way such as to maximize both companies' competitive advantages and expertise, in order to run sustainable salmonids farming operations with a focus on enhancing complementary areas of competence and experience. The combined entity will be the sole vehicle through which AquaChile and Marine Harvest will develop their aquaculture business in the Americas (with the exception of Canada).

The merger is, among other things, subject to execution of definitive transaction documentation, due diligence, approvals from relevant competition authorities, together with a final approval by the Board of Directors of Marine Harvest ASA and the Board of Directors and the General Meeting of AquaChile and Marine Harvest Chile S.A. The tentative closing date is expected to be in the third quarter of 2015.

The merger is an important step to further improve the sustainability of Chilean salmon production through better risk management control and optimization of logistics which in turn is expected to lead to improved fish health and more efficient production. The merger is also in line with Marine Harvest's strategy of forming a world leading integrated protein group.

As a consequence of this potential transaction, Marine Harvest Chile S.A will be reported as discontinued operations from the first quarter of 2015.

Convertible bond - share capital increase
In March 2015 bondholders representing 99.43% of outstanding bonds under the EUR 350 million convertible bond agreement from May 2013 accepted a voluntary incentive offer to convert their bonds early.

Volcano eruption in Chile
In April 2015, the Calbuco volcano, only 30 kilometers from Puerto Montt, erupted - after having lain dormant for decades. The area surrounding the volcano is heavily affected, including several of our facilities. Fortunately no Marine Harvest employees were injured in the incident. We will not know the extent of the material damages for some time.

MARINE HARVEST ASA
FINANCIAL STATEMENTS AND NOTES

STATEMENT OF PROFIT AND LOSS

MARINE HARVEST ASA (NOK MILLION)	NOTE	2014	2013	2012
Other income	1	116.2	93.1	71.0
Salary and personnel expenses	14	-125.3	-113.9	-92.7
Other operating expenses	15	-160.2	-128.8	-70.7
Impairment losses	11	—	-0.2	—
Depreciation	11	-15.6	-7.4	-5.2
Other non-operational items	17	-168.2	—	—
Earnings before financial items		**-353.1**	**-157.2**	**-97.5**
Interest expenses	3	-544.9	-587.9	-383.4
Net currency effects	3	-152.7	-441.2	244.4
Other financial items	3	-113.2	1 814.2	-364.9
Group contribution	8	2 366.1	1 241.1	3 604.5
Earnings before taxes (EBT)		**1 202.1**	**1 868.9**	**3 003.0**
Income taxes	7	-536.5	-52.9	-197.2
Profit or loss for the year		**665.6**	**1 816.0**	**2 805.9**
Distribution of profit				
To other equity	2	665.6	1 816.0	2 805.9
Profit or loss for the year		**665.6**	**1 816.0**	**2 805.9**

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST ASA (NOK MILLION)	NOTE	2014	2013	2012
ASSETS				
Non-current assets				
Deferred tax asset	7	—	123.0	124.4
Total intangible assets		**—**	**123.0**	**124.4**
Property, plant and equipment	11	90.8	51.2	21.1
Total tangible assets		**90.8**	**51.2**	**21.1**
Investments in subsidiaries	9	23 050.6	21 752.6	16 493.6
Intercompany non-current receivables	8	5 124.6	3 587.4	1 617.2
Investments in other shares	10	159.0	125.2	1 002.1
Total financial assets		**28 334.2**	**25 465.2**	**19 112.8**
Total non-current assets		**28 425.0**	**25 639.4**	**19 258.3**
Current assets				
Intercompany current receivables	8	6 273.8	4 155.1	5 922.6
Other current receivables		231.6	104.3	185.6
Total receivables		**6 505.4**	**4 259.4**	**6 108.2**
Restricted cash	12	169.8	131.0	56.5
Cash in bank	12	476.6	—	77.6
Total current assets		**7 151.7**	**4 390.4**	**6 242.3**
Total assets		**35 576.7**	**30 029.8**	**25 500.6**

MARINE HARVEST ASA (NOK MILLION)	NOTE	2014	2013	2012
EQUITY AND LIABILITES				
Equity				
Share capital	2	3 077.8	3 077.8	2 811.3
Other paid-in capital	2	9 267.8	9 719.2	7 543.5
Total paid-in capital		**12 345.6**	**12 797.0**	**10 354.8**
Other equity	2	4 811.1	7 172.8	6 096.9
Total equity		**17 156.7**	**19 969.8**	**16 451.7**
Non-current liabilities				
Deferred tax liabilities	7	13.3		
Non-current interest-bearing debt	5	10 650.4	7 571.9	5 209.1
Other non-current liabilities	13	2 250.4	884.5	356.3
Total non-current liabilities		**12 914.1**	**8 456.4**	**5 565.4**
Current liabilities				
Current interest-bearing debt	5	—	319.5	332.2
Intercompany current liabilities	8	4 124.5	1 026.4	2 623.0
Other current liabilities	13	1 381.4	257.7	528.3
Total current liabilities		**5 505.9**	**1 603.5**	**3 483.5**
Total liabilities		**18 420.0**	**10 059.9**	**9 048.9**
Total equity and liabilities		**35 576.7**	**30 029.8**	**25 500.6**

OSLO, APRIL 28, 2015

Ole-Eirik Lerøy
Chaiman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Solveig Strand

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-helge Aarskog
Chief Executive Officer

STATEMENT OF CASH FLOW

MARINE HARVEST ASA (NOK MILLION)	NOTE	2014	2013	2012
Cash flow from operations				
Earnings before taxes		1 202.1	1 868.9	3 003.0
Interest	3	544.9	587.9	383.4
Currency effects	3	152.7	441.2	-244.4
Other financial items	3	113.2	-1 814.2	364.9
Group contribution	8	-2 366.1	-1 241.1	-3 604.5
Impairment losses and depreciation	11	15.6	7.6	5.2
Taxes paid	7	-101.5	-10.9	-0.7
Change in inventory, acc. payables and acc. receivables		9.1	37.9	9.2
Change in restricted cash	12	-38.8	-74.5	-22.1
Restructuring and other non-operational issues		168.2		
Other adjustments		1.3	1.2	2.8
Cash flow from operations		**-299.2**	**-196.0**	**-103.2**
Cash flow from investments				
Payments made for purchase of fixed assets	11	-55.3	-37.6	-5.5
Proceeds from sale of shares and other investments		—	133.3	—
Purchase of shares and other investments		-1 304.0	-4 315.2	-512.6
Cash flow from investments		**-1 359.3**	**-4 219.5**	**-518.1**
Cash flow from financing				
Proceeds from convertible bond		3 091.5	2 670.4	—
Proceeds from new interest-bearing debt (current and non-current)		4 195.6	4 342.4	—
Down payment of interest-bearing debt (current and non-current)		-5 885.9	-5 099.2	-773.5
Paid interest (net)		-459.8	-504.5	-283.7
Received interest group internal (net)	8	261.8	188.6	42.5
Net change in intercompany balances		3 364.4	1 608.7	1 351.2
Realized currency effects		147.3	64.7	-85.2
Dividends from group companies	3	844.0	1 891.9	22.6
Dividend paid		-3 423.8	-825.3	—
Paid-in capital		—	—	425.0
Transactions with treasury shares		-0.1	0.2	—
Cash flow from financing		**2 135.0**	**4 337.9**	**698.9**
Net change in cash in period		**476.6**	**-77.6**	**77.6**
Cash - opening balance		—	77.6	—
Net change in cash in period		476.6	-77.6	77.6
Cash - closing balance total	12	**476.6**	**—**	**77.6**

NOTE 1 / GENERAL INFORMATION AND ACCOUTNING POLICIES

Marine Harvest ASA is the parent company in the Marine Harvest Group and consists of corporate management.

The separate financial statements of Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act from 1988 and Generally Accepted Accounting Principles in Norway. The financial statements for the Group have been prepared in accordance with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU (EU-IFRS). As applied by the company, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB.

For accounting policies used reference is made to note 2 in the Group Financial Statements. The accounting principles used in the financial statements for Marine Harvest ASA are similar to the accounting principles used for the Group's financial statements, except for:

- ***Acquisition costs in Business Combinations are in the Group financial statements recognized as expenses in profit and loss in the periods in which the cost are incurred and the services are received. In the separate financial statements for Marine Harvest ASA these expenses are included as a part of the acquisition price.***

Investment in subsidiaries and intercompany loans are measured to the lowest of fair value and cost. Financial derivatives within the Group are measured to fair value. The statements of profit and loss and changes in equity in the separate financial statement divert from the statements for the Group as other comprehensive income still is treated as equity transactions in the separate financial statements.

Other income consists mainly of management fee charged to the Business Units.

Marine Harvest ASA is responsible for external financing of the Group.

NOTE 2 / EQUITY

SPECIFICATION OF CHANGES IN EQUITY IN 2014 (NOK MILLION)	ISSUED CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	OTHER EQUITY	TOTAL EQUITY
Equity 01.01.14	**3 077.8**	**9 719.3**	**94.2**	**8.4**	**7 070.2**	**19 969.8**
Share based payment	—	—	—	22.3	—	22.3
Purchase of treasury shares	—	—	—	—	-0.1	-0.1
Dividend	—	-451.4	—	—	-2 954.3	-3 405.7
Actuarial gains/losses	—	—	—	—	-1.0	-1.0
Interest rate swap movements	—	—	-94.2	—	—	-94.2
Profit or loss for the year	—	—	—	—	665.6	665.6
Total equity 31.12.14	**3 077.8**	**9 267.9**	**—**	**30.7**	**4 780.4**	**17 156.7**
SPECIFICATION OF CHANGES IN EQUITY IN 2013						
Equity 01.01.13	**2 811.3**	**7 543.7**	**—**	**—**	**6 096.9**	**16 451.7**
Issue of shares	266.6	2 175.6	—	—	—	2 442.2
Share based payment	—	—	—	8.4	—	8.4
Purchase of treasury shares	—	—	—	—	0.2	0.2
Dividend	—	—	—	—	-843.3	-843.3
Tax on redeemed convertible bond	—	—	—	—	1.4	1.4
Actuarial gains/losses	—	—	—	—	-1.0	-1.0
Interest rate swap movements	—	—	94.2	—	—	94.2
Profit or loss for the year	—	—	—	—	1 816.0	1 816.0
Total equity 31.12.13	**3 077.8**	**9 719.3**	**94.2**	**8.4**	**7 070.2**	**19 969.8**
SPECIFICATION OF CHANGES IN EQUITY IN 2012						
Equity 01.01.12	**2 685.9**	**6 819.6**	**—**	**—**	**3 291.1**	**12 796.4**
Issue of shares	125.4	724.1	—	—	—	849.5
Profit or loss for the year	—	—	—	—	2 805.9	2 805.9
Total equity 31.12.12	**2 811.3**	**7 543.7**	**—**	**—**	**6 096.9**	**16 451.7**

SHARE CAPITAL

For information related to shareholders and share capital reference is made to Group note 24.

NOTE 3 / FINANCIAL ITEMS

MARINE HARVEST ASA (NOK MILLION)	2014	2013	2012
Interest expense	**-544.9**	**-587.9**	**-383.4**
Net currency effects	**-152.7**	**-441.2**	**244.4**
Dividend from subsidiaries	844.0	1 891.9	22.6
Interest income from subsidiaries	275.5	192.7	57.7
Gain on sale - other shares	—	128.2	—
Dividend - other shares	—	5.0	—
Change in fair value - other shares	33.8	60.8	3.8
Change in fair value - other financial instruments	-109.0	47.7	-145.0
Change in fair value - conversion liability componet convertible bond	-1 171.3	-516.1	-305.3
Other financial items	13.7	3.9	1.3
Net other financial items	**-113.2**	**1 814.2**	**-364.9**

NOTE 4 / FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK

At the end of 2014 Marine Harvest ASA had a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 3 795 million. The portfolio had a net negative market value of NOK 106.3 million. The portfolio is described in further detail in note 13 to the Group financial statements.

The subsidiaries are required to do all their currency hedging with Marine Harvest ASA as their counterparty. In addition to the portfolio of external hedges, Marine Harvest ASA also holds a portfolio of foreign exchange hedges with its subsidiaries as counterparty. This portfolio to a large extent offsets the external portfolio with respect to amounts, maturities and market values.

The forward contracts are recognized at fair value in the statement of financial position.

INTEREST RATE RISK

Marine Harvest ASA hedges all interest rate risk on behalf of the Group. For positions held in interest rate derivatives and their value, reference is made to note 12 and note 13 of the Group financial statements.

SALMON PRICE RISK

At the end of 2014, Marine Harvest ASA held a portfolio of financial forward contracts for purchase and sale of salmon with third parties. The portfolio had a positive market value of NOK 32.0 million. The subsidiaries are required to do their financial hedging of salmon prices with Marine Harvest ASA as their counterparty. The third party portfolio is therefore largely offset by an internal portfolio of forward contracts largely offsetting the external portfolio with respect to amounts, maturities and market values.

FINANCIAL FORWARD CONTRACT - GRIEG SEAFOOD

At December 31, 2014, Marine Harvest ASA held financial forward contracts for the purchase of 28 826 736 shares in Grieg Seafood ASA for NOK 22 per share. Marine Harvest ASA has further agreed to compensate relevant counterparty interest expenses. The contracts had a positive market value of NOK 187.4 million per December 31, 2014.

NOTE 5 / INTEREST-BEARING DEBT

MARINE HARVEST ASA (NOK MILLION)	2014	2013	2012
Non-current interest-bearing debt	3 754.0	3 794.6	3 676.7
Bonds	1 241.7	1 239.4	—
Convertible bond	5 654.7	2 537.9	1 532.4
Total non-current interest-bearing debt	**10 650.4**	**7 571.9**	**5 209.1**
Current interest-bearing debt	—	319.5	332.2
Total interest-bearing debt	**10 650.4**	**7 891.3**	**5 541.3**

The conversion liability component on the convertible bond, amounting to NOK 2 218.6 million, is classified as other non current liabilities. For specification of interest-bearing debt and convertible bond reference is made to Group note 11.

NOTE 6 / ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES

The syndicated loan facility in Marine Harvest is secured by guarantees from, as well as certain assets pledged by, the larger subsidiaries in the Group. The pledges are set up partly as a pledge in favor of a third party and partly as security for the fulfillment of the guarantee obligations. In addition Marine Harvest ASA has pledged the ownership in its subsidiaries, as well as certain assets.

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES (NOK MILLION)	2014	2013	2012
Secured Group debt	**3 754.0**	**4 114.1**	**3 912.0**
Carrying amount of assets pledged as security:			
Receivables	7 763.5	5 974.1	3 658.8
Other (shares in subsidiaries)	23 050.6	21 447.0	16 243.2
Total carrying amount of assets pledged as security	**30 814.1**	**27 421.1**	**19 902.0**
Guarantee liabilities:	103.0	231.0	73.1
Nominal value of guarantee liabilities	**103.0**	**231.0**	**73.1**

NOTE 7 / TAXES

MARINE HARVEST ASA (NOK MILLION)	2014	2013	2012
SPECIFICATION OF THIS YEAR'S TAX EXPENSE			
Withholding tax	-28.4	—	10.9
Payable tax	-336.6	-84.7	—
Changes in deferred taxes	-171.5	31.7	-208.0
Total income tax expense	**-536.5**	**-52.9**	**-197.2**
SPECIFICATION OF TEMPORARY DIFFERENCES AND LOSSES CARRIED FORWARD			
Financial instruments	-29.8	-411.1	-432.0
Non-current assets and liabilities in foreign currencies	26.1	14.1	5.8
Debt	—	—	363.2
Pension obligation	-31.9	-27.9	-26.8
Losses carried forward	—	—	-404.0
Other differences	85.0	-30.5	49.5
Total basis for deferred tax:	**49.4**	**-455.4**	**-444.3**
Nominal tax rate	27%	27%	28%
Deferred taxes asset/deferred tax liability	-13.3	123.0	124.4
Total recognized deferred tax asset/deferred tax liability (-):	**-13.3**	**123.0**	**124.4**
RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE			
Profit before tax	1 202.1	1 868.9	3 003.0
Nominal tax rate	27%	28%	28%
Tax calculated with nominal tax rate	**-324.6**	**-523.3**	**-840.8**
Withholding tax	-28.4	—	10.9
Correction of earlier year 's taxes	-47.7	12.8	-4.1
Sales of shares	—	35.9	—
Dividends	227.9	530.0	6.3
Reversal of write down	—	—	—
Group contribution without tax effect	—	-4.2	729.9
Conversion liability component of convertible bond - change in fair value	-316.2	-146.0	-85.5
Financial instruments	-5.1	0.2	-1.1
Changes in market value of other shares	9.1	17.0	1.1
Other differences	-51.5	24.7	-13.8
Total income tax expense in the statement of profit and loss	**-536.5**	**-52.9**	**-197.2**

NOTE 8 / INTERCOMPANY TRANSACTIONS

MARINE HARVEST ASA (NOK MILLION)	2014	2013	2012
INTERCOMPANY RECEIVABLES AND LIABILITIES			
Intercompany non-current receivables	5 124.6	3 587.4	1 617.2
Net intercompany non-current receivables	**5 124.6**	**3 587.4**	**1 617.2**
Intercompany current receivables	6 273.8	4 155.1	5 922.6
Intercompany current liabilities	-4 124.5	-1 026.4	-2 623.0
Net intercompany current liabilities	**2 149.3**	**3 128.7**	**3 299.6**
Total net intercompany balances	**7 274.0**	**6 716.1**	**4 916.8**
Management fee, net invoiced subsidiaries	**102.6**	**79.2**	**71.3**
GROUP INTERNAL FINANCIAL INCOME AND EXPENSE			
Dividend from subsidiaries	844.0	1 891.9	22.6
Interest income group companies	275.5	192.7	57.7
Interest expense group companies	-13.7	-4.1	-15.4
Group contribution [1]	2 366.1	1 241.1	3 604.5

1) The Group Contribution mainly comes from Marine Harvest Norway AS

NOTE 9 / SHARES IN SUBSIDIARIES

COMPANY (NOK MILLION)	BUSINESS ADDRESS	DATE OF PURCHASE	OWNER-SHIP%	NUMBER OF SHARES	EQUITY AS OF 31.12.14	PROFIT THIS YEAR	CARRYING AMOUNT 31.12.14
Marine Harvest NV	Amersfoort, Netherlands	29.12.2006	100%	225 000	1 967.7	—	5 392.9
Marine Harvest Holding AS	Oslo, Norway	07.04.2006	100%	590 452 360	6 710.7	79.1	15 223.0
Marine Harvest Faroe Islands	Kollafjordur, Faroe Islands	01.11.1999	100%	10	292.4	126.9	305.6
Morpol ASA	Oslo, Norway	30.09.2013	100%	168 009 099	1 763.4	26.4	1 955.7
Marine Harvest Kritsen SAS	Pollaouen, France	11.04.1997	100%	7 005 366	-103.7	-105.4	173.3
Total					**10 630.5**	**127.0**	**23 050.6**

Shares in subsidiaries are recognised according to the cost method and yearly tested for impairment.
The owners share listed above are equal to the voting rights for each company.

NOTE 10 / INVESTMENTS IN OTHER SHARES

Other shares include investments where Marine Harvest ASA does not have any or only very limited influence on operations and management.

(NOK MILLION)	NUMBER OF SHARES	OWNERSHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE	CARRYING AMOUNT
Havfisk ASA	10 092 923	11.9%	251.0	34.3	153.4
Norway Seafoods AS	10 092 923	11.9%	34.1	-0.5	5.6
Other shares			0.8	–	0.1
Total carrying amount of investments in other shares				**33.8**	**159.0**

The shares in Havfisk ASA are carried at fair value based on the market price for the shares at Oslo Stock Exchange.
The shares in Norway Seafoods AS are carried at fair value (OTC list).

NOTE 11 / PROPERTY, PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION)	2014	2013	2012
Acquisition cost as of 01.01	74.5	36.9	31.5
Additions in the year	55.3	37.6	5.5
Total acquisition cost as of 31.12	**129.8**	**74.5**	**36.9**
Accumulated depreciation and impairment losses as of 01.01	23.4	15.8	10.6
Depreciation in the year	15.6	7.4	5.2
Impairment losses this year	—	0.2	—
Total accumulated depreciation and impairment losses as of 31.12	**39.0**	**23.4**	**15.8**
Total net carrying amount as of 31.12	**90.8**	**51.2**	**21.1**
Estimated useful life	3-6 years	3-6 years	3-6 years
Depreciation method	Linear	Linear	Linear

NOTE 12 / CASH

MARINE HARVEST ASA (NOK MILLION)	2014	2013	2012
Cash at bank	476.6	—	77.6
Restricted cash / withheld taxes	4.0	4.2	3.1
Other restricted cash	165.8	126.8	53.4
Cash	**646.3**	**131.0**	**134.1**

NOTE 13 / OTHER LIABILITIES

MARINE HARVEST ASA (NOK MILLION)	NOTE	2014	2013	2012
Conversion liability components of convertible bond		2 218.6	560.9	329.5
Currency hedges		—	294.4	—
Pension liability		31.9	29.2	26.8
Total other non-current liabilities		**2 250.4**	**884.5**	**356.3**
Currency hedges		810.4	78.7	450.4
Tax liabilities		325.7	62.2	—
Other accruals	17	245.4	116.8	77.9
Total other current liabilities		**1 381.5**	**257.7**	**528.3**

NOTE 14 / REMUNERATION

SALARY AND PERSONNEL EXPENSES (NOK MILLION)	2014	2013	2012
Salaries and other short-term employee benefits	85.5	61.8	61.0
Social security taxes	13.2	8.4	8.0
Pension expenses	5.3	4.4	5.7
Share option scheme including social security taxes	13.2	31.4	13.9
Other benefits	8.2	7.9	4.1
Total salary and personnel expenses	**125.3**	**113.9**	**92.7**
Loans to employees	0.4	0.3	0.3
Average number of full-time employees	**47**	**40**	**36**
Full time employees at year-end	**52**	**42**	**37**

REMUNERATION TO KEY MANAGEMENT PERSONNEL: (NOK THOUSAND)		SALARY	CASH BONUS PAID	EXECUTED SHARE PRICE BASED BONUS	PENSION COST	OTHER	TOTAL 2014	TOTAL 2013	TOTAL 2012
Alf-Helge Aarskog	*CEO*	5 331	2 176	4 480	76	184	12 247	14 289	6 825
Ivan Vindheim	*CFO*	3 195	2 545	—	72	209	6 021	3 039	3 385
Marit Solberg	*COO Farming*	2 887	579	1 120	2 309	176	7 071	6 921	5 434
Ola Brattvoll	*COO Sales and Marketing*	2 331	805	1 120	73	17	4 346	2 116	1 995
Ben Hadfield [1]	*COO Fish Feed*	1 904	—	224	49	903	3 080	3 041	1 428
Øyvind Oaland	*Group Technical Director*	1 609	317	448	74	195	2 643	2 583	1 750
Anne Lorgen Riise	*HR Global Director*	1 368	418	—	81	12	1 879	1 359	246
Kristine Gramstad	*Communications Director*	1 307	112	—	76	142	1 637	640	—
Total		**19 932**	**6 952**	**7 392**	**2 810**	**1 838**	**38 924**	**33 988**	**21 064**

1) Ben Hadfield was remunerated from Marine Harvest Scotland until April 2014.

SHARE OPTION SCHEME /OPTION TO KEY MANAGEMENT PERSONNEL		2014 - ALLOTMENT OF CALL OPTIONS	2013 - ALLOTMENT OF CALL OPTIONS	2012 - ALLOTMENT OF CALL OPTIONS
Alf-Helge Aarskog	CEO	547 917	577 470	577 470
Ivan Vindheim	CFO	109 583	115 494	115 494
Marit Solberg	COO Farming	109 583	115 494	115 494
Ola Brattvoll	COO Sales and Marketing	109 583	115 494	115 494
Ben Hadfield	COO Fish Feed	109 583	46 198	—
Øyvind Oaland	Group Technical Director	—	46 198	—
Anne Lorgen Riise	HR Global Director	—	46 198	—
Total options		**986 249**	**1 062 546**	**923 952**
Strike price as of December 31, 2014		74.5753	48.4834	30.2180

Pension plans

Marine Harvest ASA has a defined contribution plan where the contribution is limited to 8% of salaries up to 12G. There were 52 members in the plan as of December 31, 2014. The pension plan is in accordance with the legal requirements in Norway. Marine Harvest ASA has a defined benefit plan for one employee.

DEFINED BENEFIT PLAN (NOK MILLION)	2014	2013	2012
Current service cost	0.9	0.8	0.8
Interest cost on benefit obligation	1.0	0.9	0.8
Social security taxes	0.3	0.2	0.2
Net pension expense	**2.2**	**2.0**	**1.8**
Benefit liability	**31.9**	**28.3**	**25.0**
The assumptions used in determining the pension liability are:			
Discount rate	3.0%	4.1%	3.9%
Expected rate of future salary increase	3.25%	3.75%	3.5%
Future rate of pension increases	3.0%	3.5%	3.25%
Members in the plan	1	1	1

REMUNERATION TO BOARD OF DIRECTORS (NOK THOUSAND)		BOARD FEE	AUDIT COMMITEE FEE	TOTAL 2014	TOTAL 2013	TOTAL 2012
Ole-Eirik Lerøy	*Chairman of the Board*	1 125	—	1 125	600	525
Leif Frode Onarheim	*Vice chairman of the Board and Chairman of the audit committee (AC)*	575	175	750	450	450
Solveig Strand	*Member of the Board and member of AC*	388	113	500	350	350
Heléne Vibbleus	*Member of the Board and member of AC1) 2)*	175	50	225	—	—
Hege Sjo	*Member of the Board and member of AC 4)*	213	63	275	350	350
Tor Olav Trøim	*Member of the Board 5)*	388	—	388	275	138
Cecilie Fredriksen	*Member of the Board 1)*	388	—	388	275	275
Michael Parker	*Member of the Board*	388	—	388	275	275
Ørjan Svanevik	*Member of the Board 3)*	—	—	—	—	—
Stein Mathiesen	*Member of the Board - employee representative*	388	—	388	275	138
Lars Eirik Hestnes	*Member of the Board - employee representative 2)*	175	—	175	—	—
Kjellaug Hoås Samland	*Member of the Board - employee representative 2)*	175	—	175	—	—
Geir-Elling Nygård	*Member of the Board - employee representative 4)*	213	—	213	275	275
Turid Lade Solheim	*Member of the Board - employee representative 4)*	213	—	213	275	275
		4 800	**400**	**5 200**	**3 400**	**3 051**

1) The fees has not yet been disbursed to the member of the Board
2) From May 2014
3) From November 2014
4) Until May 2014
5) Until November 2014

None of the members of the Board received compensation from any other Group companies, except for the employee representatives. Their remuneration as employees is not included above.

THE BOARD OF DIRECTORS' STATEMENT ON THE PRINCIPLES APPLICABLE TO THE DETERMINATION OF SALARIES AND OTHER COMPENSATION FOR SENIOR EXECUTIVES

Pursuant to section 6-16a of the Public Limited Companies Act the board of directors of Marine Harvest ASA is required to prepare a statement on the principles applicable to the determination of salaries and other compensation for senior executives.

1. Responsibility

The board of Marine Harvest ASA determines the principles applicable to the Group's policy for senior executive compensation.

The Board is directly responsible for the determination of the CEO's salary and other benefits.

The CEO is, in consultation with the chairman of the Board, responsible for the determination of the salary and other benefits for the Group's other senior executives.

The Group's senior executives include the management team of each business area as well as the senior members of the corporate staff.

2. Goal

The purpose of Marine Harvest's compensation principles for senior executives is to attract employees with the competence required by the Group, retain employees with important competence and motivate employees to contribute in the long-term in order to reach the Group's business goals.

The Group's most important competitive advantage shall be the ability to offer each employee meaningful and challenging responsibilities in a good working environment.

3. Guidelines

The following guidelines shall form the basis of the determination of compensation to the Group's senior executives:

The total compensation offered to senior executives shall be competitive, both nationally and internationally.

The compensation shall contain elements providing necessary financial security following termination of the employment, both before the age of retirement and in connection with this.

The compensation shall be motivating, both for the individual and for the Group's senior executives as a group.

Variable elements in the total compensation to the Group's senior executives shall be linked to the values generated by the Group for the benefit of Marine Harvest ASA's shareholders.

The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.

The system of compensation shall be flexible and contain mechanisms which make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.

4. Principles applicable to the determination of salary and other remuneration in 2015

<u>4.1 Fixed salary</u>

The fixed salary which each individual senior executive in the Group will receive in 2015 is a consequence of existing employment agreements.

When recruiting, the salary level offered will reflect this.

Adjustments of individual fixed salaries will be carried out in accordance with trends in local labour markets, the results achieved, and individual contributions to the development of the Group.

<u>4.2 Benefits in kind</u>

The Group's compensation schemes include only a limited number of benefits in kind. These benefits correspond to common practice in local labour markets and typically include personal communication equipment, access to media, and in some cases car and parking arrangements.

These schemes will be continued in 2015 according to existing agreements.

Such schemes will be included in the terms for new employees in accordance with established practice.

<u>4.3 Pension</u>

The Group currently operates a number of pension schemes for its employees. These are further described in Note 14 to the Group's financial statements.

The pension schemes comply with such local statutory requirements as the individual companies in the Group are obliged to comply with.

Schemes which go beyond what is required by law are mainly contribution based.

These schemes will be continued in 2015. New employees will be included in the schemes in accordance with local practice.

<u>4.4 Termination payments</u>

The Group has individual agreements on termination payments upon dismissal with several of its senior executives. The right to receive a termination payment is linked to a waiver of the general protection against termination under applicable employment laws.

The period of termination payment is normally up to 24 months from resignation.

There are no plans to change existing agreements for senior executives in this area in 2015.

The current practice on the use of termination payments will be continued in 2015 in relation to new recruits.

<u>4.5 Bonus</u>

The Group's senior executives have, as a part of their employment terms, a right to receive an annual bonus.

The scheme is cash-based and is normally triggered for each individual if set goals for the Group, and for the individual entitled to bonus, are met. 70 % of the bonus is linked to the target achievement of the Group and Business Area, while 30 % is linked to individual goal achievement. The size of the bonus is, for each individual, limited to a share of the person's fixed salary. Such bonus shall normally not exceed 50% of the fixed salary.

There are no plans to change the current bonus scheme.

New permanent employees in 2015 will be included in this scheme.

4.6 Share price based bonus scheme - senior executives

Up until 2011, the Group has had a share price based bonus scheme. The scheme was reserved for the senior executives of the Group. The main characteristics of the scheme were as follows:

- *The individual entitled to bonus was allotted a number of calculatory units (where each unit corresponds to one share in Marine Harvest) ("Units") and an appurtenant value (which corresponds to the market price of Marine Harvest's share + 7.5 %) on allotment (the "Base Value").*
- *Three years after allotment, the individual entitled to bonus would be paid a cash bonus corresponding to the positive difference between the Marine Harvest share's market value at such time and the Base Value, multiplied with the number of Units.*
- *The individual entitled to bonus was obligated to invest the bonus amount after income tax has been deducted in Marine Harvest shares at market price. These shares are subscribed/purchased from Marine Harvest, or purchased in the market. Marine Harvest will cover the individual's expenses for purchasing the shares.*
- *The individual entitled to bonus was obligated to own the purchased shares for a 12 month period following their acquisition.*

The payment of bonus was conditional upon the individual entitled to bonus being employed in the Group during the whole vesting period. The bonus amount was, for each individual, limited to two years' salary.

Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment to the date of maturity, will be made when calculating the bonus for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b).

Payment of bonus related to the 2011 allotments was made to 46 senior executives on April 1, 2014 (the "Participants"). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2011 and the closing price of the Marine Harvest shares on March 28, 2014, being NOK 69 (the "Closing Price") multiplied with the number of units (the "Bonus"). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, was taken into account when calculating the bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A.2.2.8 (1)b)). Furthermore, the bonus was limited to two year's salary.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the Closing Price. To effect such settlement Marine Harvest acquired 186,207 own shares in the market at an average price of NOK 69.1687 per share and resold them to the Participants on April 1, 2014 at a price corresponding to the Closing Price.

4.7 Share option scheme - senior executives

The Share Price Based Bonus Scheme was terminated at the end of 2011 and replaced by a share option scheme for senior executives, pursuant to which allocations were made in 2013 (with effect for 2012 and 2013) and in 2014. The scheme is based on annual allocations by the Board of Directors of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest's shares at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of 4 years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules. Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly.

Following the 2014 annual general meeting (the "2014 AGM"), the Board of directors allocated 1.5 million options with a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the 2014 AGM, being NOK 81,722 to a total of 18 individuals.

The Board of Directors will propose a continuation of the scheme to the 2015 annual general meeting (the "2015 AGM"). A total allotment of up to 2 million options will be proposed based on a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the 2015 AGM.

A limited number of participants in the scheme will following completion of the intended merger between Marine Harvest Chile and AquaChile no longer qualify for participation in the scheme and their options will laps. This is an unintended consequence of the merger and the Board of Directors will propose that the 2015 AGM authorize the Board of Directors to amend the options agreements for such participants to limit the negative consequences of the merger for the relevant participants.

4.8 Share purchase program - employees in Norway

The board will, annually, consider giving all permanent employees in Marine Harvest ASA and its Norwegian and Scottish subsidiaries the opportunity to acquire shares in the Company at a gross amount of up to NOK 15 000 at a discount of 20%.

In 2015, Marine Harvest will consider inclusion of further geographic entities in this program.

5. Remuneration of senior executives in 2014

In the course of 2014 and the first quarter of 2015, the Group has complied with the policy for remuneration of senior executives that was presented at last year's general meeting.

NOTE 15 / OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES (NOK MILLION)	2014	2013	2012
Sales and marketing costs	6.7	8.7	4.5
IT costs	36.0	27.0	22.1
Consultancy and audit fees	89.8	70.7	28.4
Travel expenses	12.0	8.9	6.5
Rent and leases	8.2	8.2	4.2
Other operating costs	7.6	5.3	5.1
Total other operating expenses	**160.2**	**128.8**	**70.7**

NOTE 16 / AUDITORS FEES

FEES TO AUDITORS (NOK MILLION)	2014	2013	2012
Audit services	3.4	2.3	1.0
Other attestation services	—	—	—
Tax advisory services	0.8	—	—
Other non-audit fees	2.8	10.3	0.1
Total fees	**7.0**	**12.5**	**1.1**

Auditor 's fee is stated exclusive value added tax
The significant increase in fees in 2013 is related to the listing on the New York Stock Exchange

NOTE 17 / NON-OPERATIONAL ITEMS

In 2014 Marine Harvest ASA was notified that the EU Commission had decided to impose a fine in the amount of EUR 20 million (NOK 168 million) as a consequence of an alleged breach of the provision of the European Merger Control Rules by acquiring an initial shareholding in Morpol ASA before the related acquisition was notified to and approved by the European Commission. Reference is made to Note 27 in the Group Financial Statements. Marine Harvest ASA has made a provision in the amount of EUR 20 million.

DIRECTORS RESPONSIBILITY STATEMENT

Today, the Board of Directors and the chief executive officer reviewed and approved the Board of Director's report and the consolidated and separate annual financial statements for Marine Harvest ASA, for the year ended as of December 31, 2014 (annual report 2014).

Marine Harvest ASA's consolidated financial statements have been prepared in accordance with IFRSs and IFRICs as adopted by the EU and applicable additional disclosure requirements in the Norwegian Accounting Act. The separate financial statements for Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act and Norwegian accounting standards as of December 31, 2014. The Board of Directors' report for the Group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian accounting standard no 16, as of December 31, 2014.

To the best of our knowledge:

- *The consolidated and separate annual financial statements for 2014 have been prepared in accordance with applicable financial reporting standards*
- *The consolidated and separate annual financial statements give a true and fair view of the assets, liabilities, financial position and profit as a whole as of December 31, 2014 for the Group and the parent company*
- *The Board of Directors' report for the Group and the parent company includes a fair review of:*
  - the development and performance of the business and the position of the Group and the parent company
  - the principal risks and uncertainties the Group and parent company face.

OSLO, APRIL 28, 2015

Ole-Eirik Lerøy *Chaiman of the Board*	**Leif Frode Onarheim** *Vice Chairman of the Board*	**Cecilie Fredriksen**	**Solveig Strand**
Ørjan Svanevik	**Heléne Vibbleus**	**Stein Mathiesen** *Employee representative*	**Lars Eirik Hestnes** *Employee representative*
	Kjellaug Samland *Employee representative*	**Alf-helge Aarskog** *Chief Executive Officer*	

AUDITORS REPORT

EY
Building a better working world

Statsautoriserte revisorer
Ernst & Young AS

Dronning Eufemias gate 6, NO-0191 Oslo
Oslo Atrium, P.O.Box 20, NO-0051 Oslo

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00
Fax: +47 24 00 29 01
www.ey.no
Medlemmer av den norske revisorforening

To the Annual Shareholders' Meeting of
Marine Harvest ASA

AUDITOR'S REPORT

Report on the financial statements

We have audited the accompanying financial statements of Marine Harvest ASA, comprising the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet as at 31 December 2014, the statements of income and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information. The financial statements of the Group comprise the consolidated statement of financial position as at 31 December 2014, the statements of comprehensive income, cash flows and changes in equity for the year then ended as well as a summary of significant accounting policies and other explanatory information.

The Board of Directors' and Chief Executive Officer's responsibility for the financial statements

The Board of Directors and Chief Executive Officer are responsible for the preparation and fair presentation of these financial statements in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway for the financial statements of the Parent Company and the International Financial Reporting Standards as adopted by the EU for the financial statements of the Group, and for such internal control as the Board of Directors and Chief Executive Officer determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

EY
Building a better working world

2

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements for the Parent Company and the Group.

Opinion on the financial statements of the Parent Company

In our opinion, the financial statements of Marine Harvest ASA have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Company as at 31 December 2014 and its financial performance and cash flows for the year then ended in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway.

Opinion on the financial statements of the Group

In our opinion, the financial statements of the Group have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as at 31 December 2014 and its financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Opinion on the Board of Directors' report

Based on our audit of the financial statements as described above, it is our opinion that the information presented in the Directors' report concerning the financial statements and the going concern assumption is consistent with the financial statements and complies with the law and regulations.

Opinion on registration and documentation

Based on our audit of the financial statements as described above, and control procedures we have considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, «Assurance Engagements Other than Audits or Reviews of Historical Financial Information», it is our opinion that the Board of Directors and Chief Executive Officer have fulfilled their duty to ensure that the Company's accounting information is properly recorded and documented as required by law and generally accepted bookkeeping practice in Norway.

Oslo, April 28, 2015
ERNST & YOUNG AS

Finn Espen Sellæg
State Authorised Public Accountant (Norway)

04

PART


78%
78% of Americans like the taste of Salmon

78% of Americans like the taste of Salmon
(source: Copernicus)

TASTY

CONTENT

ANALYTICAL INFORMATION

We want to contribute to the correct pricing of our share by giving the market in-depth, relevant and accurate information about the salmon farming industry in general and our activities in particular.

FARMED SALMON - A HEALTHY SOURCE OF PROTEIN

We engage in aquaculture, which involves cultivating aquatic organisms under controlled conditions. Aquaculture is a fast-growing food producing sector. 70% of our planet is covered with water, yet the Food and Agriculture Organization (FAO) estimates that only approximately 2% of the world's food supply comes from the ocean. In 2012, the aquaculture industry contributed 42% of the fish destined for human consumption.

The aquaculture industry's output has soared since the mid 1990s, while the wild fish harvest in the same period has been stable.

It is estimated that the global population will grow from 7.2 billion in 2014 to more than nine billion by 2050, resulting in increased demand for protein-rich food. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050.

GROWTH OF AQUACULTURE (000 TONNES LWE) 1990 - 2014


180 000
160 000
140 000
120 000
100 000
80 000
60 000
40 000
20 000
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012
Wild capture for human consumption
Aquaculture
Farmed Atlantic salmon

In 2012, aquaculture provided 42% of all fish supplies destined for human consumption. Farmed Atlantic salmon accounted for 13% of global seafood supply.
Source: FAO, Fisheries and Aquaculture information Statistics Service

Our main product is farmed Atlantic salmon. Consumption of Atlantic salmon is considered to be healthy because of its high content of protein, omega-3 fatty acids, vitamins and minerals. Atlantic salmon farming started on an experimental level in the 1960s, and became an industry in Norway in the 1980s and in Chile in the 1990s. Salmon farming consists of raising juvenile salmon, or smolt, to fully grown salmon in large pens located in the sea, fjords and bays. Salmon farming also includes raising smolt from salmon eggs, which takes place in freshwater, typically in lakes or tanks on land. Almost all commercially available Atlantic salmon is farmed. Due to biological constraints, seawater temperature requirements and other natural limitations, farmed salmon is produced in Norway, Chile, UK, North America, Faroe Islands, Ireland and New Zealand/Tasmania.

Salmon is a small but growing part of the global protein supply. Despite an increase in production of Atlantic salmon of more than 600% since 1990 (according to the Food and Agricultural Organization), the total global supply of salmon is still marginal compared to most other major seafood categories. This is because the industry has reached a production level where biological boundaries are being pushed. Future growth requires the implementation of measures to reduce the industry's biological footprint. This will necessitate progress in technology, non-pharmaceutical techniques, industry regulations and intercompany cooperation.

ATLANTIC SALMON WORLD SUPPLY (000 TONNES GWE) 1994 - 2014


2014
2013
2012
2011
2010
2009
2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
-
500
1000
1500
2000
2500
Norway
Scotland
Chile
North America
Others

Source: Kontali

OUR APPROACH – AN INTEGRATED PROTEIN PROVIDER

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We engage in three principal types of production activities:

- *Salmon feed production in Norway*
- *Fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands*
- *Secondary processing of seafood in Norway, Chile, Ireland, the United States, the United Kingdom, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, China, Taiwan and South Korea*

To enable us to control the whole value chain and make is easier to secure top quality throughout the process, we opened our own fish feed plant in July 2014. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as the raw materials for our salmon feed. We produce salmon feed only in Norway, and our entire output is for internal use. When the project was approved, we expected to supply up to 60% of our Norwegian fish feed requirements by 2015, but through additional investment in storage capacity and de-bottlenecking of the plant we have managed to increase our feed self-sufficiency to 80% (based on the 2015 harvest volume estimate). Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, better feed conversion rates and improved quality of the end product. The fish feed produced at our facility is similar to standard salmon feed, but captive production allows us to adapt formulations more rapidly.

> *"BEING A FULLY INTEGRATED PROTEIN PROVIDER MEANS THAT WE ARE ABLE TO FOLLOW UP AND CONTROL ALL INGREDIENTS FROM OUR FISH FEED TO THE CONSUMER'S PLATE."*

Our fish farming operations cover the salmon's entire lifecycle, from egg to harvestable size. Our farming units also have facilities for harvesting and primary processing the fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately 5.6 kilogram live weight equivalent (LWE), the salmon undergoes primary processing into gutted weight equivalent (GWE) which is the main commodity sold to the markets and used in most reference price indices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, portions, smoked salmon and other portions of fish. We operate 22 secondary processing facilities, the largest facilities being located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, food service providers such as hotels and other service and catering entities, and to some extent industry customers including meal and salad producers.

BUSINESS AREAS AND SEGMENTS

We are organized into three Business Areas: Feed, Farming and Sales and Marketing.

1. Feed comprises our first feed plant, located in Norway.

2. Farming comprises a single operating segment composed of our farming operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. This segment also includes primary processing activities and some filleting activities (a secondary processing activity).

3. Sales and Marketing is composed of three operating segments:
   - *Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers, as well as to our internal secondary processing operations (including VAP Europe and Morpol) and secondary processing activities outside Europe.*
   - *Value Added Products Europe (VAP Europe): the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics; and*
   - *Morpol: the segment includes secondary processing activities in continental Europe, previously included in the Morpol Group, but consolidated into our figures with effect from September 30, 2013.*

VAP Europe and Morpol will be integrated into Marine Harvest Consumer Products from the first quarter of 2015. In addition to our principal operating segments, we have a group of "Other" activities, consisting of corporate functions and our Sterling white halibut farming operations.

THE MARINE HARVEST WAY VALUE CHAIN


Suppliers
Feed
Farming/
Primary Processing
Secondary
Processing
Customers
KEY
INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY
INTERACTIONS

Activities conducted by our Business Areas, interacting with suppliers and customers.

VALUE CREATION MEASURED BY SOURCE OF ORIGIN

Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (i.e., salmon gutted weight) to the Markets segment at prices quoted by Nasdaq OMX (Nasdaq/NOS price) or similar salmon pricing indices. Where Markets enters into medium or short-term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells some of the primary processed salmon to (i) third parties or (ii) VAP Europe or Morpol for further processing. Markets also includes some secondary processing activities. VAP Europe and Morpol secondary processes salmon purchased from Markets, together with salmon and other seafood purchased from third parties, and sells these products to third parties. Third-party purchases comprised approximately 36% of Morpol and 37% of VAP Europe's total raw material inputs by value in 2014.

We assess the overall value creation of our operations based on the salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, salmon-related Operational EBIT in Markets, VAP Europe and Morpol is allocated back to the salmon's country of origin.

The relationship between our functional segments and our operational reporting per country of origin is illustrated below.

VALUE CREATION BY COUNTRY OF ORIGIN


TOTAL VALUE CREATION (OPERATIONAL EBIT/KG)
REPORTING CONTINUITY BASED ON SOURCE OF ORIGIN
Farming Norway
Farming Scotland
Farming Canada
Farming Chile
Farming Ireland
Farming Faroe Islands
Markets Europe 1)
Markets Americas 2)
Markets Asia 3)
External sales
VAP Europe 5)
Morpol processing 5)
External sales
CUSTOMERS
SPOT TRANSFERS AT REFERENCE PRICE 4)
EXTERNAL PRICING POINT FOR SPOT AND CONTRACT SALES
FARMING
SALES AND MARKETING

1) Includes secondary processing operations in the Czech Republic.
2) Includes secondary processing operations in the United States and Chile.
3) Includes secondary processing operations in Japan, China, Taiwan, South Korea and Vietnam.
4) Where Markets enters into medium or short term sales contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts.
5) VAP Europe and Morpol will be reported as one entity, Marine Harvest Consumer Products, starting in 2015.

OUR MOST IMPORTANT VALUE DRIVERS

KEY FACTORS AFFECTING REVENUE

Our primary source of revenue is the sale of primary and secondary processed seafood, mainly salmon (including VAP). Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. Our products are shipped long distances by road, air and water. Our revenues therefore include a substantial freight element, since the freight cost is paid by customers.

We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third-party processors and distributors in approximately 70 countries worldwide. Sales of salmon and salmon-derived products represented 91.7%, 91.0% and 89.8% of our revenue for the years ended December 31, 2014, 2013 and 2012, respectively. For a breakdown of revenues by product, and sales of seafood by geographic region, please see the Profit section and Note 4 Business segments.

Volume

Primary processed products (harvested volume)

Harvested volume primarily depends on (i) the quantities of smolt introduced into our operations, which are determined by us one to two years prior to harvesting, (ii) fish growth rates and (iii) our harvesting schedule.

The quantities of smolt introduced into our operations are based on our expectations of the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory constraints (e.g., maximum standing biomass in production established by our farming licenses).

Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role in its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing cause mortality. Similarly, biological factors, disease, sea lice and stress each negatively impact the rate of growth and may result in reduced fish survival.

Volumes in a period are also affected by our harvesting schedule, i.e., when we decide to harvest fish from a particular location. Our harvesting window is effectively limited by fish age, as fish must be harvested prior to maturation. Nevertheless, we do have a limited ability to accelerate or delay harvesting (typically, by a matter of weeks) to optimize price achievement.

HARVEST VOLUME (KILOGRAM GUTTED WEIGHT) 2010 - 2014


500 000
400 000
300 000
200 000
100 000
-
2010
2011
2012
2013
2014
2015 guide
Salmon of Norwegian origin
Salmon of Scottish origin
Salmon of Canadian origin
Salmon of Chilean origin
Salmon of Irish origin
Salmon of Faroe Islands origin

In 2014 we harvested 418,872 tonnes, an increase of 22% from 2013.

Secondary processed products

The majority of our secondary processing occurs in our VAP Europe and Morpol segments, while some secondary processing also occurs in our Markets segment in the Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including value added products, that we produce depends on the market's demand for our secondary processed seafood and the production capacities of our operations. In 2014, 63% of the fish used in our secondary processing business in VAP Europe and 64% of the fish used in Morpol, as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on projected customer demand. Sales of salmon-based products accounted for 69% of the total sales of VAP Europe, and 91% of Morpol's total sales in 2014, with the remaining representing sales of products based on other fish species, such as cod, pangasius, saithe, Alaska Pollack and haddock.

Prices

The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in the quality of our product, sales contracts, which typically fix the sales price for a period of three to 12 months, and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices, and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

We have been actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity to produce more value-added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol and continue to open secondary processing facilities. In 2014, we started operations at our secondary processing facilities in Rosyth, Scotland, producing fresh fillets and smoked salmon for the UK and export markets.

In order to further strengthen our competitiveness in the production of value-added products, we completed the restructuring of our operations in VAP Europe in 2014, where we reduced the number of production facilities from 13 to eight.

Reference prices for salmon

Several price indices for salmon are publicly available. Marine Harvest uses the NOS/Fish Pool price as a reference for measuring price achievement for salmon of Norwegian, Scottish (adjusted NOS price) and Faroe Islands origin. Urner Barry in the United States provides a reference price for Chilean salmon in Miami and North American salmon in Seattle. The chart below shows developments in these price indices. For further discussion of reference prices, please see the Profit section.

MARKET REFERENCE PRICES 2007 - 2015 YEAR TO DATE


NOK/KG (OSLO)
USD/KG (MIAMI, SEATTLE)
60
50
40
30
20
10
0,0
14
12
10
8
6
4
2
2007
2008
2009
2010
2011
2012
2013
2014
2015
Reference price Norway (Nasdaq HOG Oslo)
Reference price North America (HOG Seattle)
Reference price Chile (C trim fillet in Miami)

Weekly reference prices per kilo, for Norway, Chile and North America.

Historically, reference prices for salmon have been subject to significant fluctuations, as demand for salmon has been growing steadily, whereas supply has fluctuated strongly due to variations in factors such as smolt release and biological status, including disease.

Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting, leave salmon farmers with limited flexibility to manage their short-term supply. In addition, salmon is generally sold as a fresh commodity with a limited product lifespan, further restricting producers' ability to control short-term supply.

As our Irish operation produces mainly organic salmon, there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is sold mainly on contracts.

Prices for the products produced by VAP Europe and Morpol are primarily driven by customer demand and the cost of the raw materials used in their production. Because secondary processed products, including VAP, are to some extent considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers' general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, most of which we supply internally from our Farming segment. In 2014, raw material prices were relatively stable compared to 2013.

Quality

The quality of our fish may greatly affect the price we are able to achieve in comparison with the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in downgrading and lower achieved prices. In addition, when the fish reaches reproductive maturity, or maturation, the flesh color and meat quality changes, resulting in lower product quality.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared with a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In other countries, price deductions related to quality are not as standardized, but the same general principles apply. For information about the superior share of our fish harvested, please see the Profit section, for issues related to downgrading, please see the Product section.

Contracts and derivative Instruments

To limit our exposure to short and medium-term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, and in the past have covered between 20% and 50% of our global harvested volume for the upcoming quarter. Our target is to optimize the contract portfolio to attain the best possible mix of contract share and spot price, with an average contract coverage ratio typically between 20% and 50%.

CONTRACT SHARE % 2010 - 2014


60%
50%
40%
30%
20%
10%
0%
2010
2011
2012
2013
2014

Our contract share was 36% in 2014, compared to 37% in 2013.

Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than the reference price.

We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for future sales of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above.

Price achievement

Average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroe Islands origin, a derived NOS (NOS + NOK 4.29 in 2014) for salmon of Scottish origin, and Urner Barry for salmon of Canadian and Chilean origin.

PRICE ACHIEVEMENT IN % 2010 - 2014


115%
110%
105%
100%
95%
90%
85%
2010
2011
2012
2013
2014

In 2014, our price achievement was 102% compared to 95% in 2013.

The average price achievement measure demonstrates our ability to sell our products at above market rates, and is thus an important measure of our success. Price achievement is primarily affected by contract coverage, fish quality and our ability to place our products efficiently in the market.

KEY FACTORS AFFECTING COSTS

Our costs are primarily affected by the cost of our fish feed, other purchases (including third-party raw material sourcing), salaries, other operational costs and biological factors. We use these cost categories to track our costs at the consolidated level. Costs in our Farming segment are categorized into feed costs, other seawater costs and non-seawater costs, and we track these costs per kilogram of fish harvested, where:

- *Feed costs measure the cost of fish feed;*
- *Other seawater costs measure costs relating to smolt, salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea; and*
- *Non-seawater costs are the cost of bringing the fish from the seawater site to the primary processing facility, primary processing costs, administration costs, exceptional mortality costs and other non-seawater costs incurred by our Farming segment.*

These costs represent the total cost for one kilogram gutted salmon packed in a standard box for shipping ("cost in box"). The term "cost in box" is widely used by the industry and analyst community as an indicator of operational efficiency in fish farming operations. These costs are included in the following line items in our consolidated profit and loss statement: cost of materials, salary and personnel expenses, other operating expenses and depreciation. The total of feed cost and other seawater costs is the cost of harvested fish in seawater, before transportation to the processing plant. We refer to these costs as biomass costs or biological costs.

Costs in the Feed segment are primarily composed of raw materials costs (e.g. fish meal, fish oil, vegetable meals and oils) and costs associated with running feed operations such as salaries, utilities etc. Costs in our Sales and Marketing business are primarily composed of raw materials costs (e.g., primary processed salmon), which we to a large extent produce internally for our VAP and Morpol operations, and costs associated with running secondary processing operations, such as salaries, utilities, etc. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

Because it takes two to three years to bring a salmon to harvestable size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of the fish), and affect the cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product is sold.

The table below shows the estimated effect on our operating EBIT of a change in market price, harvest volume and cost of fish feed.

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS 2014

SENSITIVITY TABLE (NOK MILLION)	EFFECT ON OPERATING EBIT
Change in global average salmon price of NOK 1 [1]	440
Change in total harvest volume of 10,000 tonnes [2]	63
Change in global feed price of NOK 1 per kilogram [3]	465

1) Assuming all sales at spot prices.
2) Assuming EBIT per kilogram of NOK 6.
3) Annual harvest volume converted to live weight multiplied with feed conversion rate. Note that the effect in Operational EBIT will be recognized when the fish is harvested and sold.

Fish feed

Fish feed is our largest expense category, and it accounted for approximately 50% of our "cost in box" per kilogram in 2014.

FEED COST (NOK PER KILOGRAM HARVESTED) 2010 - 2014


14
12
10
8
6
4
2
0
2010
2011
2012
2013
2014

In 2014, our feed cost per kilogram increased by 3%, from NOK 12.61 to NOK 12.99.

In addition to own production of feed, we procure our fish feed from a limited number of suppliers globally, primarily Skretting and BioMar. Our arrangements with the suppliers generally provide that we acquire the fish feed at prices tied to the market prices for the raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers' operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities. Our in-house production capacity in Norway is expected to meet up to 80% of our Norwegian fish feed requirements.

The yield generated from our fish feed is affected by the feed conversion rates, which is the number of kilograms of fish feed needed to increase a fish's bodyweight by one kilogram. Our feed conversion rate is typically between 1.1 and 1.2 kilograms of feed per kilogram of fish produced. Developments in the feed cost per kilogram harvested and, to some extent, the feed conversion rate per country of origin, are discussed in the Profit section.

Other seawater costs in Farming
Other seawater costs in Farming represent costs associated with smolt purchases, employee salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea. These costs accumulate over multiple periods (i.e., the entire life of the fish) and are recognized in the period when our fish is harvested and sold.

Non-seawater costs in Farming
In Farming, non-seawater costs represent the cost of bringing the fish from seawater sites to primary processing facilities, primary processing costs, administration costs, exceptional mortality costs and other relevant costs for the fish harvested in the period. As the majority of these costs are fixed, this category is subject to substantial scale effects based on the volume of salmon harvested.

Biological factors
Biological factors, such as fish mortality, fish diseases and sea lice affect our harvested volumes and therefore our revenue, but also our costs. We may be required to expend resources to mitigate the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

Fish survival
Farmed salmon is exposed to various infectious and non-infectious diseases. An outbreak of a disease represents a cost for us through direct loss of fish. In addition, disease can result in lower growth, accelerated harvesting and reduced quality of the harvested fish, which would affect our revenues. In some cases, a disease outbreak may be followed by a subsequent period of reduced production resulting in lower revenues.

Fish survival rates are also affected by predators and treatments. We expense exceptional losses (mortality) in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to increased cost of the fish when harvested and sold. For further information about fish survival, please refer to the Planet section.

Sea lice management
Sea lice, of which there are several species, are naturally occurring seawater parasites. They infect the salmon's skin and, if not controlled, they can cause lesions, secondary infections and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceutical products, cleaner fish (different wrasse species that eat parasites off the salmon's skin) and hydrogen peroxide and freshwater baths. Lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment). Ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks is also important from an environmental perspective. For further information, please see the Planet section. For exceptional costs related to sea lice mitigation efforts in Norway please see the Profit section - Salmon of Norwegian origin.

KEY OPERATIONAL PERFORMANCE INDICATORS

As we believe the financial figures set forth in our consolidated statement of income and financial position do not always reflects the underlying performance of our operations, we continuously work to develop key operational performance indicators that we think better describe the Group's development.

Operational EBIT and Operational EBIT per kilogram harvested
Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated financial statements prepared in accordance with IFRS:

- *Change in unrealized salmon derivatives (at Group level only)*
- *Fair value uplift of harvested fish*
- *Fair value adjustment of biological assets*
- *Provision for onerous contracts*
- *Restructuring costs*
- *Income/loss from associated companies*
- *Impairment losses*
- *Other non-operational items (accrual for contingent liabilities and provisions)*

We exclude these items from our EBIT because we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS.

OPERATIONAL EBIT (NOK PER KILOGRAM HARVESTED) 2010- 2014


12
10
8
6
4
2
0
2010
2011
2012
2013
2014

Our operational EBIT improved from NOK 9.34 per kilo in 2013 to NOK 10.16 per kilo in 2014.

Operational EBIT has limitations as an analytical tool in comparison with EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are:

- *It does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations.*
- *It does not reflect interest and income tax expense.*
- *Other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure.*

Despite these limitations, however, we believe that Operational EBIT and Operational EBIT per kilogram harvested are key performance measures, which is why they are widely used both internally and externally for measuring our performance.

Return on capital employed – ROCE

ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for:

- *Fair value uplift of harvested fish*
- *Fair value adjustment of biological assets*
- *Provision for onerous contracts*
- *Other non-operational items (accrual for contingent liabilities and provisions)*

Average capital employed is calculated as the average of the figures for capital employed at the beginning and end of the period. Capital employed is the sum of net interest-bearing debt, or NIBD, at the close of the period, plus equity at the close of the period, adjusted for:

- *Fair value adjustment of biological assets*
- *Provision for onerous contracts*
- *For the year ended December 31, 2012: investment in Morpol ASA, for the year ended December 31, 2013 and 2014: business held for sale.*

Our NIBD at the close of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt, minus our total cash, plus our current interest-bearing debt.

We use ROCE to measure the return on capital employed, regardless of whether it is financed through equity or debt. In our view, this measure provides useful information for both management and investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns.

Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS, or ratios based on these figures.

The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation, and other companies may use a similar measure but calculate it differently. Despite, these limitations, we believe that ROCE is a key performance measure, which is why it is widely used both internally and externally for measuring our performance. Our target over a cycle (4-5 years) is ROCE above 12%.

RETURN ON CAPITAL EMPLOYED % 2010 - 2014


25%
20%
15%
10%
05%
00%
2010
2011
2012
2013
2014

Our annualized ROCE was 20.2% for the year ended December 31, 2014 compared to 18.5% for the year ended December 31, 2013.

For further information about the actual status of key operational performance indicators, please see the Profit section.

GUIDING PRINCIPLES - ACHIEVEMENT ON AMBITIONS

	2014	2013	2012	2011	2010
Profit					
Profitability					
ROCE	**20.2%**	18.5%	3.9%	15.5%	19.7%
Solidity					
NIBD (NOK million)	**9 267.9**	7 790.7	5 381.0	6 467.3	5 218.1
Planet					
Climate friendly food production					
Number of sites ASC certified	**8**	-	-	-	-
CO2 produced in Farming (kg per tonne biomass produced in seawater)	**132**	149	139	-	-
CO2 produced in Sales and Marketing (kg per tonne end product)	**59**	48	40	-	-
Escape prevention					
Number of escape incidents	**6**	10	6	7	15
Number of fish escaped	**2 052**	73 744	3 150	71 515	144 512
Fish health management					
Survival rate (average monthly)	**99.0%**	99.2%	99.2%	99.3%	-
Lice management					
Sites above trigger level (average monthly)	**7.7%**	6.0%	12.2%	11.9%	8.2%
Medicine use					
Antibiotics (gr per tonne produced in seawater)	**40**	26	12	40	28
Feed sustainability: fishmeal inclusion per tonne					
Marine Harvest Norway	**14%**	11%	13%	15%	17%
Marine Harvest Scotland	**20%**	17%	19%	20%	21%
Marine Harvest Canada	**9%**	9%	9%	14%	16%
Marine Harvest Chile	**8%**	12%	14%	18%	20%
Product					
Innovation					
Number of brands launched	**2**	3	-	-	-
Quality seafood					
Superior share	**89%**	89%	91%	92%	89%
Healthy seafood					
Omega 3 content in compliance with internal targets	**yes**	yes	yes	yes	yes
People					
Employee safety					
LTI per million hours worked	**11.4**	13.8	13.7	-	-
Absenteeism	**5.0%**	4.8%	3.4%	3.8%	3.8%

SHARE AND SHAREHOLDER INFORMATION

We aim to be open and transparent in our communications with the market in order to develop and retain investor confidence, and to deliver an attractive return to our shareholders.

THE HISTORY OF OUR SHARES

Marine Harvest was incorporated in Norway on May 18, 1992, under the name Pan Fish AS. The legal and commercial name is Marine Harvest ASA, a public limited liability company (allmennaksjeselskap) under Norwegian law.

Marine Harvest N.V. was founded in Lochailort, Scotland in 1965, changing names and owners several times before being acquired by Pan Fish ASA in 2006. Pan Fish AS was founded in 1992 and listed on the Oslo Stock Exchange in 1997. Pan Fish also acquired Fjord Seafood ASA in 2006, a company founded in 1996 as Torgnes Invest AS and listed on the Oslo Stock Exchange since 2000. Pan Fish ASA changed its name to Marine Harvest ASA in 2007.

Marine Harvest ASA's shares are listed on the Oslo Stock Exchange under the ticker MHG. On January 28, 2014, Marine Harvest ASA listed the and commenced trading of its American Depositary Shares (ADS) represented by American Depositary Receipts (ADR) on the New York Stock Exchange. Each ADS represents one ordinary share of the company, and trades on New York Stock Exchange under the trading symbol MHG.

The chart below shows the development on our share price and traded volume. As at year end 2014, the share price was NOK 102.9/USD 13.66, valuing the company at NOK 42.2 billion.

SHARE PRICE/NUMBER OF SHARES TRADED 2010 - 2015 YEAR TO DATE


SHARE PRICE (NOK)
NUMBER OF SHARES TRADED (MILLION)
120
100
80
60
40
20
0
20
18
16
14
12
10
8
6
4
2
0
Jan 2010
Jan 2011
Jan 2012
Jan 2013
Jan 2014
Jan 2015
Share price
Traded volume (OSE+NYSE)

At year end 2014, our share was traded a NOK 102.9 or USD 13.66.

MARKET CAPITALIZATION 2010 - 2015 YEAR TO DATE


NOK BILLION
50
45
40
35
30
25
20
15
10
5
0
Jan 2010
Jan 2011
Jan 2012
Jan 2013
Jan 2014
Jan 2015

At year end 2014, we had 410,377,759 shares, traded at NOK 102.9, valuing our company at NOK 42.2 billion.

For additional information about our shares and share ownership as of December 31, 2014, please see Note 24 Share capital.

SHARE CAPITAL

A reverse split of shares at a ratio of 10:1 was implemented on January 21, 2014. As of December 31, 2014, Marine Harvest had 410,377,759 ordinary shares with a nominal value of NOK 7.50. At the same date, we held 40,970 treasury shares.

SHAREHOLDERS

As of December 31, 2014, we had 17,139 shareholders, with our 20 largest shareholders holding 57.76% of our shares. The majority of our shares are held in Cyprus and Norway, with Geveran Trading Co Ltd and affiliates (28,6%) and Folketrygdfondet (9.3%) representing the two main shareholders. Our senior executives hold shares in the company, please see Note 24 Share capital for further details.

20 LARGEST SHAREHOLDERS 31.12.2014

	NUMBER OF SHARES	OWNERS SHARE %
Geveran Trading CO LTD	105 267 531	25.65%
Folketrygdfondet	38 276 283	9.33%
Clearstream Banking S.A.	15 620 464	3.81%
Citibank, N.A	13 769 783	3.36%
State Street Bank and Trust CO.	10 698 920	2.61%
DNB NOR Bank ASA	5 981 788	1.46%
Geveran Trading CO LTD	5 444 072	1.33%
State Street Bank and Trust CO .	5 179 503	1.26%
Euroclear Bank S.A./N.V. ('BA')	3 995 708	0.97%
The Northern Trust Co.	3 736 766	0.91%
Statoil Pensjon	3 648 531	0.89%
JP Morgan Chase Bank, NA	3 390 168	0.83%
Verdipapirfondet DNB Norge (IV)	3 093 968	0.75%
Ferd AS	3 000 000	0.73%
Verdipapirfondet DNB Norge Selektiv	2 863 490	0.70%
KLP Aksje Norge Indeks VPF	2 815 861	0.69%
JP Morgan Chase Bank, N.A.	2 658 820	0.65%
Framar AS	2 600 000	0.63%
State Street Bank & Trust CO.	2 504 974	0.61%
Danske Invest Norske Instit.II.	2 493 379	0.61%
Total 20 largest shareholders	**237 040 009**	**57.76%**
Other shareholders	173 337 750	42.24%
Total number of shares	**410 377 759**	**100.00%**

SHAREHOLDERS BY COUNTRY 31.12.2014

	NUMBER OF SHARES	SHAREHOLDING IN %
Norway	133 338 532	32.5 %
Cyprus	112 316 283	27.4 %
USA	56 003 611	13.6 %
Great Britian	43 515 022	10.6 %
Other countries	65 204 311	15.9 %
Total number of shares	**410 377 759**	**100.0 %**

Shareholder by country, based on actual ownership behind the nominee accounts.

As of December 31, 2014 Marine Harvest ASA had 13,769,783 ADR's outstanding, representing 3.4% of total shares outstanding. Both the number of ADR's outstanding and volume of ADR's traded over the exchange increased significantly throughout the year. The average net issued number of ADR's per month since listing was more than 1.1 million.

PAYMENT OF DIVIDENDS

Our policy is to maintain a dividend level that reflects the present and future cash generation potential of Marine Harvest. To this end, our target level for net interest-bearing debt is reviewed and updated

on a regular basis. We are currently aiming for a net interest-bearing debt of EUR 1,100 million. When this target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.

TOTAL DIVIDEND PAID PER QUARTER (NOK MILLION)


4,000
3,000
2,000
1,000
0
2010
2011
2012
2013
2014
Q4
Q3
Q2
Q1

Dividend is adjusted for the reverse share split, implemented January 21 2014 (10 shares converted to 1).

DIVIDEND PAID PER SHARE PER QUARTER (NOK)


10.00
5.00
0.00
2010
2011
2012
2013
2014
Q4
Q3
Q2
Q1

Dividend is adjusted for the reverse share split, implemented January 21 2014 (10 shares converted to 1). Total dividend paid is not adjusted for withholding taxes, reflecting cash paid.

ANNUALIZED ROCE PER QUARTER 2010 - 2014


30%
25%
20%
15%
10%
5%
0%
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014

Annualized return on average capital employed based on adjusted EBIT divided by average capital employed.

At its meeting of February 3, 2015, the Board resolved to pay a dividend of NOK 1.20 per share, based on fourth-quarter 2014 earnings. The dividend was paid out on February 24, 2015 or March 3, 2015 for the ADS's.

RETURN ON CAPITAL EMPLOYED

We use return on capital employed (ROCE) as a measure of our performance as it provides useful information to our investors as to whether capital invested in our company yields competitive returns. For further information about ROCE, please see the section Analytical Information.

COMMUNICATION – FINANCIAL CALENDAR

We expect to present our results in 2015 as follows:

- *Annual General Meeting 2015 – June 8, 2015*
- *Presentation Q1 2015 – April 29, 2015*
- *Presentation Q2 2015 – August 12, 2015*
- *Presentation Q3 2015 – October 28, 2015*

Our presentations will be webcast at 8:00 a.m. CET, and presentation material will be available on our website at 7:00 a.m. CET on the day of the presentation. Please see our website for further details.

GRI INDEX

GRI Index - 'in accordance' with the G4 Core requirements
The GRI (Global Reporting Initiative) Index provides an overview of the G4 Standard Disclosures based on the selections made by the Group.

GRI's Standard Disclosures, both general and specific, are comprised of disclosure requirements. The General Standard Disclosures applies to all reporting organizations depending on the chosen 'in accordance' level. The Specific Standard Disclosures are selected with regard to the materiality principle. In order to report 'in accordance' with the Core requirements Marine Harvest has answered each of the disclosure requirements for the required Standard Disclosures. Only in exceptional cases, if certain required information has not been possible to disclose, accepted reasons for omission have been applied.

The Index is a reference to the disclosed information and gives an overview over the omissions and the reasons why omissions are applied.

Profit: Ivan Vindheim, Chief Financial Officer
Planet and Product: Øyvind Oaland, Global Director R&D
People: Anne Lorgen Riise, Global Director HR

GENERAL STANDARD DISCLOSURES

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
STRATEGY AND ANALYSIS		
G4 - 1	p.9	No
ORGANIZATIONAL PROFILE		
G4-3	p. 208	No
G4-4	p. 38, p. 75-80	No
G4-5	p. 129	No
G4-6	p. 40-41, p. 46	No
G4-7	p. 129, p. 208	No
G4-8	p. 38, p. 80, p. 200	No
G4-9	p. 4-5, p. 42, p. 51, p. 75, p. 90, p. 129	No
G4-10	p. 90-91	No
G4-11	p. 89	No
G4-12	p. 67, p. 200, p. 204-205	No
G4-13	p. 17-18, p. 51, p. 209	No
G4-14	p. 26, p. 114-115	No
G4-15	p. 53-55, p. 65-67, p. 87, p. 89	No
G4-16	p. 17, p. 55	No
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES		
G4-17	p. 26, p. 165-167	No
G4-18	p. 22, p. 111-112	No
G4-19	p. 23	No
G4-20	p. 23	No
G4-21	p. 23	No
G4-22	p. 22	No
G4-23	p. 22	No

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
STAKEHOLDER ENGAGEMENT		
G4-24	p. 24-25	No
G4-25	p. 17, p. 22	No
G4-26	p. 15, p. 17, p. 24-25	No
G4-27	p. 17, p. 22	No
REPORT PROFILE		
G4-28	p. 129	No
G4-29	p. 22, p. 129	No
G4-30	p. 115	No
G4-31	p. 212	No
G4-32	p. 212	No
G4-33	p. 212-215	No
GOVERNANCE		
G4-34	p. 114	No
ETHICS AND INTEGRITY		
G4-56	p. 15-19, p. 21, p. 93	No

SPECIFIC STANDARD DISCLOSURES

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
	Information related to Standard Disclosures required by the 'in accordance' options may already be included in other reports prepared by the organization. In these circumstances, the organization may elect to add a specific reference to where the relevant information can be found.	In exceptional cases, if it is not possible to disclose certain required information, identify the information that has been omitted.	In exceptional cases, if it is not possible to disclose certain required information, provide the reason for omission.	In exceptional cases, if it is not possible to disclose certain required information, explain the reasons why the information has been omitted.	Indicate if the Standard Disclosure has been externally assured. If yes, include the page reference for the External Assurance Statement in the report.
CATEGORY: ECONOMIC / MATERIAL ASPECT: ECONOMIC PERFORMANCE					
G4-DMA	p. 14-19, p. 35-51, p. 200-201				No
G4-EC1	p. 94, p. 123, p. 135-137, p. 148-149, p. 156-158, p. 210				No
G4-EC2	p. 53-55	The costs of actions taken to manage the risk or opportunity.	The information is currently unavailable.	Management has not quantitatively estimated the impacts of climate change.	No
G4-EC3	p. 158, p. 189-190				No
MATERIAL ASPECT: INDIRECT ECONOMIC IMPACTS					
G4-DMA	p. 95				
G4-EC7	p. 95-96				

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
CATEGORY: ENVIRONMENTAL / MATERIAL ASPECT: ENERGY					
G4-DMA	p. 53-57				No
G4-EN3	p. 56				No
MATERIAL ASPECT: BIODIVERSITY					
G4-DMA	p. 57-73, p. 107-108				No
G4-EN11	p. 65	Size of operational site in km2.	The information is currently unavailable.	The company plans to report the missing information in 2015.	No
G4-EN12	p. 57-73				No
MATERIAL ASPECT: EMISSIONS					
G4-DMA	p. 53-57				No
G4-EN15	p. 56				No
G4-EN16	p. 56				No
G4-EN18	p. 57				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 93, p. 171				No
G4-EN29	p. 93, p. 171				No
CATEGORY: SOCIAL / SUB-CATEGORY: LABOR PRACTICES AND DECENT WORK MATERIAL ASPECT: OCCUPATIONAL HEALTH AND SAFETY					
G4-DMA	p. 93-94, p. 108				No
G4-LA6	p. 93-94, p. 108	Injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR) are not reported. The information provided is not reported by region or gender.	The information is currently unavailable.	The company plans to improve the reporting of these data in 2015.	No
G4-LA7	p. 94				No
SUB-CATEGORY: HUMAN RIGHTS / MATERIAL ASPECT: NON-DISCRIMINATION					
G4-DMA	p. 89, p. 93, p. 108				No
G4-HR3	p. 90				No
SUB-CATEGORY: SOCIETY / MATERIAL ASPECT: ANTI-CORRUPTION					
G4-DMA	p. 93, p. 115				No
G4-SO3	p. 93				No
G4-SO5	p. 93				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 93				No
G4-S08	p. 171				No

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
SUB-CATEGORY: PRODUCT RESPONSIBILITY / MATERIAL ASPECT: CUSTOMER HEALTH AND SAFETY					
G4-DMA	p. 32, p. 84-87				No
G4-PR1	p. 33, p. 82-87				No
MATERIAL ASPECT: PRODUCT AND SERVICE LABELING					
G4-DMA	p. 32, p. 82-87				No
G4-PR3	p. 82-87				No
G4-PR5	p. 82	No customer survey results.	No customer survey was carried out in 2014.	The information will be available for 2015.	No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 82-97				No
G4-PR9	p. 171				No